Exhibit 99.2

National Instrument 43-101

Preliminary Feasibility Study Technical Report of the Getty Copper Project

Kamloops Mining Division British Columbia, Canada

WCE File ID# GET100-001-07

June 9, 2009 as amended May 3, 2010

	Prepared For:	Getty Copper Inc.
1000 Austin Avenue
Coquitlam, British Columbia
Canada V3K 3P1

1838 Eastman Avenue
Suite 200
Ventura, CA 93003	Prepared by:	Craig L. Parkinson, PG
Phone 805/644-7976		West Coast Environmental and
Fax 805/644-5929		Engineering
101 Providence Mine Road, Ste 105
101 Providence Mine Road		Nevada City, California 95959
Suite 105
Nevada City, CA 95959		Todd S. Fayram, QP
Phone 530/470-0215		1300 West Copper Street
Fax 530/687-9399		Butte, Montana 59701

www.wcenviro.com

Ventura
1838 Eastman Avenue, Suite 200
Ventura, CA 93003
Phone 805/644-7976 Fax 805/644-5929

Los Angeles
21550 Oxnard Street, Suite 300
Woodland Hills, CA 91367
Phone 818/224-6628 Fax 818/224-6629
www.wcenviro.com

Preliminary Feasibility Study
Technical Report of the
Getty Copper Project

WCE File 1D# GET100-001-07

June 9, 2009 as amended May 3, 2010

get100-001_pre-fsz_05.03.10.docx	i	West Coast Environmental
and Engineering

Ventura
1838 Eastman Avenue, Suite 200
Ventura, CA 93003
Phone 805/644-7976 Fax 805/644-5929

Los Angeles
21550 Oxnard Street, Suite 300
Woodland Hills, CA 91367
Phone 818/224-6628 Fax 818/224-6629
www.wcenviro.com

Preliminary Feasibility Study
Technical Report of the
Getty Copper Project

TABLE OF CONTENTS

June 9, 2009 as amended May 3, 2010

1.0		SUMMARY		1
	1.1	Getty North Deposit		1
	1.2	Getty South Deposit		2
	1.3	Summary of Getty Project Mineral Resource and Reserve Estimates		3
	1.4	Summary of Getty Project Economics		4

2.0		INTRODUCTION AND TERMS OF REFERENCE		5
	2.1	Author Background Information		5

3.0		RELIANCE ON OTHER EXPERTS		8

4.0		PROPERTY DESCRIPTION AND LOCATION		9
	4.1	Getty North Deposit		10
	4.2	Getty South Deposit		10
	4.3	Permitting Status		15

5.0		ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY		18
	5.1	Access		18
	5.2	Climate		18
	5.3	Local Resources and Infrastructure		18
	5.4	Physiography		18

6.0		HISTORY		18
	6.1	Getty North		18
	6.2	Getty South		19

7.0		GEOLOGIC SETTING		20
	7.1	Regional Geology		20
	7.2	Local Geology		21
		7.2.1	Getty North Deposit	21
		7.2.2	Getty South Deposit	26

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Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

8.0		DEPOSIT TYPE		29
	8.1	Getty North Deposit		30
	8.2	Getty South Deposit		30

9.0		MINERALIZATION		30
	9.1	Getty North Deposit		30
		9.1.1	Gold and Silver Mineralization	32
	9.2	Getty South Deposit		32
		9.2.1	Gold and Silver Mineralization	33
	9.3	Getty Project Gold and Silver Mineralization		33

10.0		EXPLORATION		35
	10.1	Getty North Deposit		35
	10.2	Getty South Deposit		35
	10.3	Summary of Mineralized Zones		39

11.0		DRILLING		41
	11.1	Getty North Deposit		41
	11.2	Getty South Deposit		44

12.0		SAMPLING METHOD AND APPROACH		47
	12.1	Getty North Deposit		47
	12.2	Getty South Deposit		47

13.0		SAMPLE PREPARATION, ANALYSES AND SECURITY		48
	13.1	Sample Preparation		48
	13.2	Copper Assay Analysis		49
	13.3	Getty North Deposit		50
	13.4	Getty South Deposit		50

14.0		DATA VERIFICATION		50
	14.1	Getty North Deposit		51
		14.1.1	Database Update	52
		14.1.2	Mine Model Data	53
	14.2	Getty South Deposit		53
		14.2.1	Database Update	53
		14.2.2	Mine Model Data	54

15.0		ADJACENT PROPERTIES		54

16.0		MINERAL PROCESSING AND METALLURGICAL TESTING		56
	16.1	Previous Engineering Studies		56
		16.1.1	Getty North Deposit	57
		16.1.2	Getty South Deposit	59
		16.1.3	Overall Getty Project	59

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

17.0		MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES		60
	17.1	Historical Resource Evaluations		61
	17.2	Recent Resource Evaluations		62
		17.2.1	Getty North Deposit	62
		17.2.2	Getty South Deposit	64
	17.3	Mineral Resource and Reserve Classifications		66
		17.3.1	Mineral Resources	66
		17.3.2	Mineral Reserves	68
	17.4	Current Copper and Molybdenum Mineral Resource and Reserve Estimates		69
		17.4.1	General Model Parameters	69
		17.4.2	Model Input Parameters	71
		17.4.3	Model Results	73
		17.4.4	Model Statistics	75
		17.4.5	Model Sections and 3D Perspectives	79
		17.4.6	Mineral Reserves Classification Methodology	90

18.0		OTHER RELEVANT DATA AND INFORMATION		92
	18.1	Local Land Use Zoning, Planning, Bylaws and Development Plans		92
	18.2	Environmental Considerations		93
		18.2.1	Environmental Scenario or Setting	94
		18.2.2	Tailings and Mine Rock Management	97
	18.3	Pertinent Mining Laws		100
		18.3.1	Applicable Laws	101
	18.4	Mine Reclamation and Closure		102

19.0		ADDITIONAL REQUIREMENTS FOR DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES		106
	19.1	Open Pit Mining Plan		110
	19.2	Open Pit Mine Plan Parameters		111
	19.3	Getty Project Processing Plan		116
		19.3.1	Metallurgical Testwork and Flowsheet Development	117
		19.3.2	Testing	117
		19.3.3	Flowsheet Development	121
		19.3.4	Thickening	125
		19.3.5	Filtration	125
		19.3.6	Concentrate Leaching	126
		19.3.7	Tailings Facility	128
		19.3.8	Flowsheet	129
	19.4	Process Plant Design		132
		19.4.1	Process Design Review	147
	19.5	Total Facility Operating Costs		150
		19.5.1	Mine Operating Costs	152
		19.5.2	Plant Operating Costs	156
	19.6	Capital Costs		162
		19.6.1	Mine Capital Cost	163
		19.6.2	Mill Capital Costs	165
	19.7	Economics		173
		19.7.1	Introduction	173

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

		19.7.2	Basis	173
		19.7.3	Base Case Cash Flow Analysis	174
	19.8	Sensitivity Analysis		179
	19.9	Economic Parameters		183
		Sodium Sulfate Production		183
		Revenue		183
		Operating Costs		183
		Metal Shipping and Refining		184
		Reclamation Costs		184
		Royalties		184
	19.10	Capital and Other Costs		184
		Pre-production Costs		184
		Operation and Maintenance Supply Inventory		184
		Working Capital Requirement		184
		Sustaining Capital		185
	19.11	Taxes		185
		Federal Taxes		185
	Provincial Income Tax			185
	Provincial Mining Tax			185
	Property Tax			185
	Depreciation			186

20.0		INTERPRETATIONS AND CONCLUSIONS		186
	20.1	Getty North Deposit		186
	20.2	Getty South Deposit		186
	20.3	Getty Copper Project		187
		20.3.1	Project Economic Feasibility	187

21.0		RECOMMENDATIONS		188
	21.1	Getty North Deposit		188
	21.2	Getty South Deposit		189
	21.3	Getty Copper Project		190

22.0		REFERENCES		193

23.0		CERTIFICATES OF QUALIFIED PERSONS		201

24.0		GLOSSARY		203
	24.1	Definitions of Terms		203
	24.2	Abbreviations		205

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

TABLES
Table 1-1	Summary of Getty Indicated and Inferred Mineral Resource Estimates	3
Table 1-2	Summary of Getty Probable Mineral Reserve Estimates	4
Table 4-1	Getty North Property Claim Data	15
Table 4-2	Getty South Property Lot Data	15
Table 10-1	Getty South Trenching Summary	38
Table 10-2	Getty South Summary of Mineralization within Underground Workings	40
Table 11-1	Getty North Deposit Drilling Summary	43
Table 11-2	Getty South Deposit Drilling Summary	46
Table 13-1	ICP-MS Detection Limits	49
Table 14-1	Data Verification – Getty North Eco Tech Assay Results, November 15, 2007	52
Table 17-1	Getty North Mineral Resource Estimates – February 2008	64
Table 17-2	Getty South Inferred Mineral Resource Estimates- June 2007	66
Table 17-3	Summary of Getty Project Indicated and Inferred Mineral Resources	73
Table 17-4	Summary of Getty Project Probable Mineral Reserves	74
Table 19-1	Open Pit Mine Plan Parameters	113
Table 19-2	Net Acid Consumption for Vat Leach Results (AMEC – September 2003)	119
Table 19-3	Cytec Vat Leaching Flowsheet Design Review	124
Table 19-4	NSC Leaching Parameters	126
Table 19-5	POX Leaching Parameters	127
Table 19-6	Ore Characteristics	134
Table 19-7	Primary Crushing Circuit	135
Table 19-8	Coarse Ore Stockpile	135
Table 19-9	Grinding Circuit	135
Table 19-10	Primary Grinding Circuit – SAG	136
Table 19-11	Sag Mill Discharge Screen	136
Table 19-12	Secondary Grinding Circuit	136
Table 19-13	Secondary Classification Circuit	137
Table 19-14	Flotation Circuit	137
Table 19-15	Oxide Tailings Leach Circuit	138
Table 19-16	Copper Recovery Circuit	138
Table 19-17	Solvent Extraction Circuit	138
Table 19-18	Stripping Section	139
Table 19-19	Organic Phase	139
Table 19-20	Mixer Settlers	140
Table 19-21	Electrolyte Preparation	140
Table 19-22	Pressure Concentrate Leach Circuit	142
Table 19-23	Nitrogen Species Catalyzed Pressure Leach	143
Table 19-24	Molybdenum Recovery	145
Table 19-25	NSC POX Leached Residue Sulfur Recovery	146
Table 19-26	Relic Copper Recovery	146
Table 19-27	Operating Cost Summary	150
Table 19-28	Getty Copper Project Pre-Production and Production Forecast	151
Table 19-29	Mine Operating Cost Summary	152
Table 19-30	Salary and Hourly Personnel Wages	152
Table 19-31	Consumable Supply Prices	153
Table 19-32	Supplies and Materials Unit and Daily Costs	154
Table 19-33	Equipment Operating Costs	155
Table 19-34	Average Unit Operating Costs – Life of Mine	156

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Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Table 19-35	Mill Management Labor	157
Table 19-36	Mill Operation Labor	157
Table 19-37	Processing Power Load and Consumption	159
Table 19-38	Steel Consumption and Cost*	160
Table 19-39	Chemical Usage Flotation	160
Table 19-40	Chemical Usage Tails Leach	160
Table 19-41	Chemical Usage Concentrate Leach	161
Table 19-42	Capital Cost Summary	162
Table 19-43	Mining Operations Capital Cost Estimate Summary	163
Table 19-44	Equipment Capital Costs	163
Table 19-45	Mineral Processing Capital Cost Estimate*	166
Table 19-46	Mineral Processing Capital Cost Estimate	173
Table 19-47	Pro Forma Cash Flow Table - Pre-tax, 100% Equity, with Contingency, 5% Discount	175
Table 19-48	IRR Sensitivity, Pre-Tax	181
Table 19-49	NPV @ 5% Discount Rate, Pre-Tax	181

FIGURES
Figure 4.1	Regional Location Map	12
Figure 4.2	Property Location Map	13
Figure 4.3	Claim Map Getty North Property	14
Figure 4.4	Crown Granted Claim Map Getty South Property	16
Figure 4.5	Getty South Property Overlying Tenure Map	17
Figure 7.1	Regional Geology	22
Figure 7.2	Local Geology, Getty Project Area	23
Figure 7.3	Geology, Getty North Deposit	24
Figure 7.4	Section 1360 Geology and Copper Mineralization, Getty North Deposit	25
Figure 7.5	Geology, Getty South Deposit	27
Figure 7.6	Section 5600550N, Getty South Deposit	28
Figure 9.1	Section Schematic, Copper Mineralization Getty South	34
Figure 10.1	1997 Trenching, Getty South Property	36
Figure 10.2	Map of Underground Workings, Getty South Property	37
Figure 11.1	Locations of Drill Holes, Getty North Property	42
Figure 11.2	Location of Drill Holes, Getty South Property	45
Figure 17.1	Getty North Deposit, Copper Assay Data, Frequency Histogram and Cumulative Probability Plot	76
Figure 17.2	Getty North Deposit, Molybdenum Assay Data, Frequency Histogram and Cumulative Probability Plot	77
Figure 17.3	Getty South Property, Copper Assay Data, Frequency Histogram and Cumulative Probability Plot	78
Figure 17.4	Resource Tonnes and Grade Distribution	80
Figure 17.5	Getty North Block Model East-West Section 5604050	81
Figure 17.6	Getty North Block Model North-South Section 641590	82
Figure 17.7	Getty South Block Model East-West Section 5600750	83
Figure 17.8	Getty South Block Model North-South Section 642280	84
Figure 17.9	Getty North Block Model 322 Azimuth 3D Perspective	85
Figure 17.10	Getty South Block Model 376 Azimuth 3D Perspective	86
Figure 17.11	Getty North Model Drillhole Intercepts 331 Azimuth	87
Figure 17.12	Getty South Model Drillhole Intercepts 274 Azimuth	88

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Figure 17.13	1997 Getty North Resource Model	89
Figure 17.14	Reserve Calculation Flow Sheet	91
Figure 19.1	Current Site Layout Map	108
Figure 19.2	Block Model Plan View - North	114
Figure 19.3	Block Model Plan View - South	115
Figure 19.4	New Tailings Disposal Facility	128
Figure 19.5	Typical Embankment Section	129
Figure 19.6	Ore Production Flowsheet	130
Figure 19.7	Sensitivity Analysis IRR (Pre-Tax)	182
Figure 19.8	Sensitivity Analysis NPV(5%) (Pre-Tax)	182
Figure 19.9	Sensitivity Analysis NPV(8%) (Pre-Tax)	183

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and Engineering

Ventura
1838 Eastman Avenue, Suite 200
Ventura, CA 93003
Phone 805/644-7976 Fax 805/644-5929

Los Angeles
21550 Oxnard Street, Suite 300
Woodland Hills, CA 91367
Phone 818/224-6628 Fax 818/224-6629
www.wcenviro.com

PRELIMINARY FEASIBILITY STUDY
Technical Report Of The
Getty Copper Project

June 9, 2009, as amended on May 3, 2010

1.0	SUMMARY

West Coast Environmental and Engineering (WCE) was commissioned by Getty Copper Inc. (Getty Copper) to prepare a Preliminary Feasibility Study compliant with National Instrument 43-101 (NI 43-101). The Getty North and South deposits constitute the focus of this Preliminary Feasibility Study and are collectively termed herein the Getty Project.

The purpose of this report is to provide estimates of copper and molybdenum resources and reserves within the Getty North and South deposits, prepare preliminary mining and processing plans, and perform subsequent economic analysis to determine the potential for taking the project into a full feasibility review. The resources are classified as indicated and inferred based on the sample density and geological modeling and are internally diluted due to model composite size. The reserves are classified as probable based on current metal prices, mining and processing costs, and computer based mine modeling and are fully diluted. A summary of the resources and reserves are provided in Tables 1-1 and 1-2 below.

The Getty Copper Project is located in the Highland Valley area of the Kamloops Mining Division of British Columbia, Canada and consists of both the Getty North and Getty South Deposits. The area has historically produced appreciable amounts of copper and molybdenum.

Miles and Associates (2002) conducted a hydrometric study of the Getty North area during 1998 to 2001, during a period in which stream flows were identified as being smaller than average. They did not indicate water supply would be an issue with the Getty Project, and stated the results of their analysis should be adequate for initial mine site design and permitting requirements.

1.1	Getty North Deposit

The Getty North property was acquired from Robak Industries Ltd. and Masco Capital Inc. in 1992. Past exploration efforts on the Getty North project have included induced polarization (IP) and ground magnetometer surveys, geochemical sampling surveys, trenching, exploratory diamond drilling, preparation of level plans, and geological mapping.

The Getty North property is comprised of 26 mineral claims located in south central British Columbia, Canada near latitude 50° 34' 15" North and longitude 121° 0' 3" West. The claims which cover the Getty North Property are located in the Highland Valley Mining camp, approximately six kilometers north of the former Bethlehem Copper Corp Mine.

get100-001_pre-fsz_05.03.10.docx	1	West Coast Environmental
and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

The property has been explored intermittently since the 1950’s with work consisting of surface trenching and surface bulk sampling, aerial photographic surveys and base map production, diamond and percussion drilling, geological mapping, assaying, IP and magnetics geophysical surveys, soil geochemical surveys and metallurgical testing. To date, diamond drilling on the Getty North property totals approximately 46,490 meters in 210 holes, and percussion drilling totals approximately 5724 meters in 74 holes. In addition, 23 kilometers of induced polarization surveys, 23 kilometers of geochemical soil sampling surveys, and detailed geological mapping have been conducted.

The Getty North deposit is situated within the upper Triassic Guichon Batholith which is part of the Nicola Group of the Quesnel Terrane. The Quesnel Terrane is a west-facing volcanic island-arc sequence that was accreted to the North American plate during the Jurassic age. The Guichon Batholith, located 60 kilometers southwest of Kamloops, is an elongated intrusion 25 kilometers wide by 40 kilometers long which hosts several large low-grade porphyry copper deposits.

The Getty North property is largely underlain by granodiorite cut by a series of porphyry dikes that are most likely derived from the Bethlehem phase of the batholith. Porphyry style hypogene mineralization within the study area consists mostly of chalcopyrite and lesser bornite in fractures and veins, as disseminations, and in breccia bodies. Oxidized mineralization is also present near the Kamloops unconformity.

Development of the Getty North deposit is recommended, particularly laterally to the west, southwest, and northeast of the deposit and also in the deeper sulfide zone. The deeper resources appear to occur within continuous shoots that are amenable to open pit mining. Additional drilling and sampling will likely increase the tonnage and grade estimates, as well as raise the resources to a higher category.

1.2	Getty South Deposit

The Getty South property is currently 50% owned and controlled by Getty Copper Inc. and 50% owned by Robak Industries Ltd. Past exploration efforts on the property include IP and ground magnetometer surveys, geochemical sampling surveys, trenching, exploratory drilling, geological mapping, and development of underground workings.

The Getty South Property is comprised of 22 Crown Granted mining claims, located in south central British Columbia, Canada on map sheet 92I/056 near latitude 50º 32’ 32” North and longitude 120º 59’ 28” West, in the Kamloops Mining Division. The claims are located in the Highland Valley Mining camp, five kilometers north of the former Bethlehem Copper Corp Mine.

As with the Getty North Deposit, the Getty South property has been explored intermittently since the 1950’s with work consisting of surface trenching and surface and underground bulk sampling, underground workings, aerial photographic surveys and base map production, diamond and percussion drilling, geological mapping, assaying, IP and magnetics geophysical surveys, soil geochemical surveys and metallurgical testing. The Getty South property has been examined with almost 4000 meters of surface trenching, approximately 20,353 meters of diamond drilling from surface and underground sites, and 1,719 meters of underground workings. Most recently, an exploration program composed of 13 reconnaissance diamond drill holes and 15 surface trenches with a total length of 1,572 meters were completed in 1996 and 1997.

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

The Getty South deposit is also situated within the upper Triassic Guichon Batholith. The deposit is a composite breccia zone of what was originally Guichon quartz diorite that was intruded by andesite, rhyolite and porphyritic dikes and related phreato-magmatic breccias.

Development of the Getty South deposit is recommended, with particular attention given to the west, northeast, and southeast areas to fill in gaps identified in the mine model that would potentially increase the probable reserves of the deposit. The deeper resources appear to occur within continuous shoots that should be amenable to open pit mining. Proper in-fill drilling, trenching and bulk sampling should be conducted to reclassify the resource at a potentially higher category. Additional deep-level in-fill and exploratory drilling is also recommended to examine the vertical and lateral extent of copper mineralization in the underlying sulfide zone.

1.3	Summary of Getty Project Mineral Resource and Reserve Estimates

A summary of the copper and molybdenum Indicated and Inferred Mineral Resource estimates for the Getty North and Getty South deposits are provided below in Table 1-1. A summary of the copper and molybdenum Probable Mineral Reserve estimates for the Getty North and Getty South deposits is provided in Table 1-2.

Table 1-1 Summary of Getty Indicated and Inferred Mineral Resource Estimates

Deposit	Indicated Resources (millions of tonnes)	Grade
		Cu%	Mo%
North	69.258	0.370	0.005
South	45.148	0.377	No Data
Total	114.406	0.373	---
Deposit	Inferred Resources (millions of tonnes)	Grade
		Cu%	Mo%
North	18.166	0.271	0.005
South	23.593	0.278	No Data
Total	41.759	0.275	---

Note that no attempt was made to develop an internally undiluted resource model. Internal dilution is included due to the compositing size of the blocks. Internally diluted resource models typically result in lower resource grades.

The authors have not identified any environmental, permitting, legal, title, taxation, socioeconomic, marketing or political factors that might impact the estimate of mineral resources identified in this Technical Report. Because this is an historic mining area that has produced in the past, no unusual mining constraints are anticipated to exist. This Preliminary Feasibility Study did not identify any mining, metallurgical, infrastructure or other relevant factors that may materially affect the estimates of mineral resources. The resources include mineralization both within the preliminary pit design and beyond the pit design, but which have reasonable prospects for economic extraction under favorable economic conditions.

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Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Table 1-2 Summary of Getty Probable Mineral Reserve Estimates

Deposit	Probable Reserves (millions of tonnes)	Grade
		Cu%	Mo%
North	49.691	0.397	0.005
South	36.870	0.405	No Data
Total	86.561	0.400	---

Note: Molydenum credits were not included in calculating reserves or resources and the Molydendum estimated grade is provided for additional information only.

The Indicated Mineral Resources are inclusive of those Mineral Resources modified to produce the Probable Mineral Reserves. Dilution during mining is reflected in the amount of waste rock and resultant strip ratio of the reserves estimate. Mining losses due to haul external dilution have been accounted for by increasing the amount of waste rock by 10%, which in turn increases the strip ratio. Because the mine model compositing uses the composites that are the same as the bench height, internal dilution is taken into account within the mine model. Total estimated project dilution is 15%. The corresponding tonnage estimates of waste result in a total life-of-mine strip ratio of 2.6, or 2.6 tonnes of waste per 1 tonne of ore.

The Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards state a Mineral Resource is an occurrence of natural solid material in the Earth’s crust in such form, quantity, and quality (grade) that the material has a reasonable prospect for economic extraction.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. The study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

The location, quantity, grade, continuity, and geologic characteristics of the Getty Project mineral resources and reserves are sufficiently defined and have been adequately interpreted from the available geologic evidence, data, and analytical test results. The Getty Project mineral resources and reserves have a reasonable prospect for economic extraction by modern surface mining methods given the current metal prices and economic conditions. Note that a considerable amount of geotechnical work is still needed in the pit, tailings, and infrastructural areas. Changes in the current geotechnical knowledge could substantially change the design of the project and could add further economic operating and capital costs.

1.4	Summary of Getty Project Economics

The financial aspects and economic indicators for the project have been determined by using cash flow analysis to evaluate the capital and operating costs generated for the development, operation, and closure of the Getty Project. A 12-month pre-production period is proposed to allow for capital outlay, pre-stripping and mine development. The mine will have an estimated life of 17 years given the reserves described in this report assuming a nominal 15,000 tonnes ore per day mining operation.

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Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Revenue from copper and molybdenum oxide sales are based upon an overall metallurgical grade recovery rate of 91% Cu and 50% Mo over the LoM, and a copper and molybdenum market price of CD$ 3.24 and CD$ 19.49 per pound respectively (CD$ 7.13 and CD$42.88 per kilogram respectively), and molybdenum escalating to a final price of CD$ 24.19 per pound (CD$53.22 per kilogram). Operating costs, including mining, processing, and support, are estimated at CD$ 19.60 per tonne of ore. Copper and Molybdenum Metal will be refined on site and sold FOB mine site based on selling LME Grade 1 Copper and High Grade Molybdenum Oxide. Additional revenue will be generated from sales of sodium sulfate production as a byproduct of copper and molybdenum production.

Capital costs for the project are estimated at CD$ 385.2 million initially, with CD$ 27 million in sustaining capital required over the life of the mine. Assuming a base case copper and molybdenum price of CD$ 3.24 and CD$ 19.49 per pound (CD$ 6.93 and CD$ 42.88 per kilogram) respectively, and molybdenum escalating to a final price of CD$ 24.19 per pound (CD$ 53.22 per kilogram), the project has a pre-tax NPV of CD$ 145 million at a 5% discount rate. Estimated time to payback is about 8.3 years at no imputed interest. Total Cash Flow for the project is estimated at CD$ 381 million. Due to the increased volatility of metals prices, sensitivities were completed in a range of +/- 30%. The IRR sensitivity of copper at +/- 30% was approximately 38%. The IRR sensitivity of molybdenum at +/- 30% was only 1.5%. This project is highly sensitive to copper price changes but has only limited sensitivity to molybdenum price changes as very little molybdenum is produced. Models were also run using an 8% discount rate and are included in the economic analysis.

Note that pre-tax models and higher discount rates can negatively impact the Net Present Value or profiability of the project. Proper due diligence of the economic results is necessary to understand the full scope of the project.

2.0	INTRODUCTION AND TERMS OF REFERENCE

West Coast Environmental and Engineering (WCE), was commissioned by Getty Copper Inc. (Getty Copper) to prepare a National Instrument 43-101 (NI 43-101) compliant Preliminary Feasibility Study (PFS) of the Getty Copper Project (Getty Project) in Logan Lake, British Columbia Canada. WCE is a consulting and engineering firm comprised of personnel with multiple disciplines who are professionally registered and certified. WCE follows industry trends and standards by active participation in many industry associations. This PFS is intended for the use of Getty Copper Inc. for the further development and advancement of the Getty Project towards the production stage, including a subsequent Feasibility Study. This PFS report meets the requirements for NI 43-101, and the Resource and Reserves definitions are as set forth in the Appendix to Companion Policy 43-101CP, Canadian Institute of Mining, Metallurgy, and Petroleum (CIM) – Definitions Adopted by CIM Council, November 2005.

2.1	Author Background Information

The principal author of this Technical Report is Craig L. Parkinson, P. Geo., PG of Penn Valley, California. Mr. Parkinson is a registered geoscientist with the Association of Professional Engineers and Geoscientists of British Columbia, Canada (License # 156079), a Certified Professional Geologist (CPG #10098) with the American Institute of Professional Geologists (AIPG), and a California Registered Professional Geologist (PG #6058), and meets the requirements of a Qualified Person as specified by NI 43-101. Mr. Parkinson is the Project Manager for WCE on the Getty Project and his professional experience dates to 1981 in the fields of exploring, developing, and producing precious metals, base metals, industrial minerals, and aggregates. Mr. Parkinson holds a Master of Science Degree in Hydrogeology from the University of Nevada-Reno School of Mines, Master of Science Degree in Mining Geology from the University of Idaho College of Mines, and Bachelor of Science Degree in Geology from Cornell College, Iowa. Mr. Parkinson has authored NI 43-101 technical reports for mining projects in the United States, Mexico, Peru, and British Columbia. Mr. Parkinson was the principal author of and responsible for Sections 1 through 15, 17, and 20 through 24, and he supervised the preparation of and responsible for Section 18 and 19.0 through 19.2.

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Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Richard A. Lopez of Pahrump, Nevada developed and expanded the drillhole assay database and constructed the mining plan used in preparation of the mineral resource and reserve models. Mr. Lopez performed a review of the metallurgical processing plan, preliminary mining plan, and project economic feasibility analysis. He also developed the mine reclamation and closure cost estimate, provided mining engineering technical expertise as needed, and facilitated with preparation of the technical report. Mr. Lopez is a Mining Engineer for WCE and a Montana certified Engineer-In-Training (EIT). Mr. Lopez holds a Bachelor of Science Degree in Mining Engineering from Montana Tech and has over 10 years of varied experience in surface and underground surveying and mining, tunneling, and earth-works construction projects. Mr. Lopez prepared of Section 18, 19.0, 19.1, and 19.2 under the supervision of Mr. Parkinson.

Todd S. Fayram of Butte, Montana prepared the metallurgical processing and economic analysis sections of the Technical Report, and assisted with the mine planning section. Mr. Fayram holds a Bachelor of Science in Mineral Processing Engineering from Montana Tech, and is a Qualified Professional Member of the Mining and Metallurgical Society of America (MMSA #1300QP). Mr. Fayram is a consulting metallurgical engineer with over 21 years diversified experience managing, operating and consulting for various mining and milling operations in North and South America and Australia. His experience includes: project and construction management; planning, design and engineering of precious and base metal heap leach and milling operations; project evaluation for pre-feasibility, feasibility and bankable documents; and metallurgical interpretation of numerous mineral deposits. Mr. Fayram was the principal author and is responsible for Section 16 and Sections 19.3 through 19.11.

J. Ed Switzer of South Jordan, Utah prepared the geological and mineral resource models and associated resource and reserve estimates. He holds a Bachelor of Science Degree in Civil Engineering from Utah State University. Mr. Switzer is a mine development and design specialist with 33 years experience in precious metals and base metals development in the western United States and worldwide. Mr. Switzer has 17 years experience in a technical environment involving engineering and computer programming, and 16 years of subsequent on-site experience including five years as Chief Engineer of an operating minerals producing property. In addition, Mr. Switzer has considerable experience in mine planning and computer modeling. Mr. Switzer previously prepared the mine model for a NI 43-101 technical report for a mining project in Idaho. Mr. Switzer prepared the mineral resource and reserve estimates under the supervision of Mr. Parkinson.

Michael J. Skopos, CPG of Sacramento, California performed a detailed analysis of the available drill assay data, and reviewed the drilling and assay data records on file at the Getty Copper Logan Lake Office in British Columbia. Mr. Skopos is a Certified Professional Geologist (CPG #05999) with the American Institute of Professional Geologists. He is an exploration and mining geologist and mine development-design specialist with 50 years experience in precious-metal and base-metal operations worldwide. Mr. Skopos served as the Chief Geologist at the nearby Lornex Mine from 1969 to 1973.

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

This PFS has been prepared based on a technical and economic review by a team of consultants sourced principally from WCE’s office in Nevada City, California. These consultants are specialists in the fields of geology, exploration, mineral resource-reserve estimation and classification, surface mining, mineral processing, and mineral economics. Neither WCE nor any of its employees and associates employed in the preparation of this report has any beneficial interest in Getty Copper and thus WCE is independent of Getty Copper. WCE was paid a fee for their work completed in accordance with normal professional consulting practice.

This PFS Technical Report is primarily based on review of information supplied by Getty Copper or gathered from technical reports and published papers on the Getty and Highland Valley region and reconnaissance. Mr. Parkinson visited the Getty South property on May 7, 2007 and conducted an examination of the geology, infrastructure, and diamond drill core. Plans, maps, and documents present in the Getty Copper offices at Logan Lake and Coquitlam, British Columbia were also examined on May 7 and 8, 2007. Mr. Parkinson visited the Getty Project site again during August 19 through 22, 2008 and conducted an additional examination of the geology, infrastructure, and access, and also examined various plans, maps, and documents in the Getty Copper office at Logan Lake.

Mr. Parkinson previously prepared and was the principal author of a NI 43-101 Technical Report on the Getty North Deposit while employed with WCE in 2008. That technical report was titled “National Instrument 43-101 Technical Report of the Getty North Copper Deposit, Kamloops Mining Division, British Columbia, Canada”, and was dated February 21, 2008.

Mr. Parkinson was the principal author of a NI 43-101 Technical Report on the Getty North Deposit while employed with Vector Engineering, Inc. (Vector) in 2007. That technical report was titled “National Instrument 43-101 Technical Report of the Getty North Copper Deposit, Kamloops Mining Division, British Columbia, Canada”, and was dated August 22, 2007. Getty Copper provided WCE with a copy of the Vector 2007 report and Mr. Parkinson modified that report with the inclusion of molybdenum resources for preparation of the Getty North 2008 Technical Report.

Mr. Parkinson had also previously prepared and was the principal author of a NI 43-101 Technical Report on the Getty South Deposit while employed with Vector in 2007. That technical report was titled “National Instrument 43-101 Technical Report of the Getty South Copper Deposit, Kamloops Mining Division, British Columbia, Canada”, and was dated June 18, 2007. A copy of this technical report was also obtained from Getty Copper for review.

Unit Conversions

Units of measure used in the report, except where otherwise stated, are based on the metric system. Various conversion factors from metric units to Imperial measures are given below:

Linear
1 centimeter	= 0.394 inch
1 meter	= 3.281 feet	= 1.094 yards
1 kilometer	= 0.625 mile

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Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Area
1 hectare	= 2.471 acres
1 square kilometer	= 0.386 square mile

Weight
1 tonne	= 1.103 short tons	= 2205 pounds (avdp)
1 kilogram	= 2.205 pounds (avdp)

Assay Values
1 gram/tonne	= 0.0292 ounce per ton	= 1 ppm
1 gram	= 0.0322 troy ounce

3.0	RELIANCE ON OTHER EXPERTS

WCE’s opinion contained herein is based on information independently obtained by WCE and their sub-consultants, and based on data provided to WCE by Getty Copper throughout the course of WCE’s investigations. The sources of information utilized in this study include data and reports supplied by Getty personnel, as well as documents referenced in Section 22.

WCE used its experience to determine if the information from previous reports was suitable for inclusion in this PFS, and if required WCE modified the information. Revisions to previous data were based on research, recalculations, and information from other similar projects. The level of detail utilized on the project was deemed appropriate for this level of study.

In preparing this document, the authors did not check title to the claims and relied on the legal opinion of Getty’s counsel, Fraser Milner Casgrain, LLP. Getty Copper has had qualified persons establish the validity of the various claims that make up the Getty North and Getty South properties. To the best of our knowledge, there are no environmental liabilities or other potential liens against the property. The authors are familiar with the rock descriptions, geologic model, and assay database used in the resource model and metallurgical testing.

Based on review of the available information sample preparation and assay procedures from historical drilling and other sample-collection programs, including laboratory assay quality assurance/quality control checks, appear to have been carried out appropriately by qualified individuals, firms, and laboratories to industry standards. Previous authors have performed laboratory assay quality assurance/quality control checks. In 1996 and 1997, Getty Copper used Eco Tech Laboratory Ltd in Kamloops (Eco Tech) and ALS Chemex Lab in North Vancouver, and in 2005 Getty Copper used Eco Tech and Acme Analytical Lab. ALS Chemex and Acme laboratories conducted trace element and ore grade analytical testing for copper mineralization, and Eco Tech performed testing for the presence of base metals and precious metals, and environmental quality of soil and water.

In the preparation of this NI 43-101 Technical Report, WCE incorporated information from many previous technical reports prepared on the Highland Valley Project area. These reports are referenced in Section 22. This report includes technical information which required subsequent calculations to derive subtotals, totals, and weighted averages. Such calculations inherently involve a degree of rounding and consequently can introduce a margin of error. Where these rounding errors occur, WCE does not consider them to be material.

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

4.0	PROPERTY DESCRIPTION AND LOCATION

The Getty Project is situated at an elevation between 1400 and 1830 meters in the Kamloops Mining Division of British Columbia, Canada. A regional location map is provided in Figure 4.1 and a property location map is provided in Figure 4.2. The project area is developed with surface and underground exploration drill holes, surface trenches, shafts and underground workings, and sample storage areas. The Getty Copper mineral property is located in the Highland Valley, an area with a long history of natural resource based activities which historically have provided the economic base of the region. Copper mining is the principal activity in the immediate vicinity of Getty Copper's tenure with a $1 billion per year industry at the adjacent Highland Valley Copper Mine (Teck Resources, Ltd.). The entire Getty Highland Valley property consists of 301 contiguous claims which cover a total area of 29,025 hectares (approximately 200 square kilometers, or 80 square miles). The Getty claims are subject to a 1.5% NSR in favor of Robak Industries, Ltd.

Mineral exploration and mining have been major economic activities in the copper-rich Highland Valley for more than four decades. In the early part of the century, early miners and prospectors shipped hand-picked high grade copper ore to the Tacoma smelter via rail to Vancouver from the town of Ashcroft, 40 km to the northwest. In 1962 the Highland Valley gained international prominence as one of Canada's principal copper producing districts as a result of the opening of the Bethlehem Mine, Canada's first open pit porphyry copper mine. The larger Lornex, Highmont and Valley deposits were discovered soon thereafter and were quickly brought into production resulting in the building of the town of Logan Lake.

Highland Valley remains British Columbia's premier copper producing district with a total production to date of more than eight billion pounds (3,628 tonnes) of copper from nearly one billion tonnes of ore mined. Teck Cominco’s Highland Valley Copper (HVC) mine, one of the world's largest, treats approximately 120,000 tonnes of ore per day with a skilled labor force of more than 1,100 employees. Of these employees, approximately 75% reside in Kamloops and Logan Lake with the remainder residing in Ashcroft, Merritt and Cache Creek. The town of Logan Lake owes its origin to the Highland Valley area copper mines. Since its founding some 25 years ago, this modern community of 2,600 residents have relied on copper mining in the nearby Highland Valley for its existence.

Forest harvesting is also an established economic activity in this area but, in sharp contrast with mining, all sawmills and other related plants, including a major pulp mill, are located in Kamloops, Merritt, Cache Creek and Savona. Timber leases held by Weyerhaeuser and Ainsworth Lumber overlap the Getty Copper mineral tenure, so the Getty North and Getty South deposits are within an area where timber rights are maintained by both Weyerhaeuser and Ainsworth. Recent clear-cut logging was performed on Getty Copper's mineral tenure, including the immediate vicinity of the Getty North and Getty South deposits. In 1996, Getty clear-cut the Getty North property for further development and projected open-pit mining. According to the Ministry of Forests, no substantial clear cut logging activities by the forest industry are anticipated on Getty Copper's mineral tenure for at least five years, since the most valuable timber has already been removed by the logging companies.

Cattle ranching is the third long-established principal activity in the region. Range leases cover most of the crown land on the Thompson Plateau. Range leases overlap the Getty Copper mineral tenure and the nearby HVC Mine. Large scale mining and cattle ranching have productively co-existed in the Highland Valley for the past 35 years. In fact, as part of their ongoing reclamation program, HVC, in cooperation with B.C. Cattleman's Association and Agriculture Canada, is concluding a four-year research project designed to determine the suitability of grazing cattle on pasture reclaimed from copper mining operations. Results of this study have shown that the test herd performed like a normal herd with no health problems and consistently produced meat considered safe for human consumption.

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Recreational activities in the general area include hunting, fishing, swimming, cross-country skiing and camping. With the exception of hunting, none of these activities take place within Getty Copper's mineral tenure, as no streams or lakes are present in the area that are suitable for fishing or swimming. Also, the densely wooded areas and clear-cut portions of the countryside are not attractive to recreational campers or cross-country skiers. There are no extraordinary scenic views present at any location on Getty Copper's mineral tenure.

4.1	Getty North Deposit

The Getty North copper deposit is located on British Columbia Geographic Systems (BCGS) Map Sheet 92I/056 near latitude 50° 34' 15" North and longitude 121° 0' 3" West in the Kamloops Mining Division of British Columbia, Canada. There are 26 claims (covering an area of 1,600 hectares) that form the Getty North copper property, which is part of 301 contiguous claims. Figure 4.3 is a claim map of the property and Table 4-1 lists the claim data. The Getty North property was originally called the Krain property and many historical documents refer to the property as Krain.

The Getty North property hosts two adits as a result of historical minor exploration work. The Getty North property is located just north of the past-producing Bethlehem Mine property and a few kilometers north of the Teck Highland Valley Mine property.

Getty Copper Inc. acquired the Getty North property from Robak Industries Ltd and Masco Capital Inc pursuant to an Agreement of Purchase and Sale, dated June 30, 1992, as amended September 30, 1992, subject to 1.5% net smelter return royalty reserved in favor of Robak. Getty Copper issued escrow 5,000,000 Common Shares to Robak and 5,000,000 Common Shares to Masco as consideration for the property. After the release of the escrow shares in 1999, title to the Getty North property was fully vested in Getty Copper Inc.

4.2	Getty South Deposit

The Getty South deposit property consists of 371.19 hectares of land and its location is documented on BCGS Map Sheet 92I/056 near latitude 50º 32’ 32” North and longitude 120º 59’ 28” West, in the Kamloops Mining Division, British Columbia. The property is located just south of the Getty North property and just north of the Bethlehem Mine property.

The Getty South deposit is located in the Highland Valley area on portions of adjoining Crown Granted mineral claims Bill 3, 4, 5, 6, 7 and 8, designated as District Lots 5603 to 5608 inclusive, Kamloops Division, Yale District. Figure 4.4 is a map of the Crown Granted claims and Table 4-2 lists the property lot data. Maintenance of the claims is achieved by paying an annual cash payment to the Minister of Finance of the Province of British Columbia. The Crown Granted claims are owned and controlled 50% by Getty Copper Inc. and 50% by Robak Industries Ltd. The heart of the Crown Granted mineral claims is overlain by mineral tenures 526953, 519232, 519235, and 519237 which are 100% owned by Getty Copper, and which form the central part of the property.

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Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

These tenures were staked under the new Map Selection Procedure using a provision that allows Crown Granted claims to be overstaked. The overlying tenures are shown in Figure 4.5. This procedure is valid because the new Mineral Tenure Act allows natural materials not covered under the previous Acts to be described as “minerals,” and thus available for “acquisition” under the new Act. These claims are also subject to normal assessment requirements as provided under statutes of the current Mineral Tenure Act.

The new Act of January 12, 2005 does not allow the performance of exploration and mining work on Crown Grants to be applied for assessment credit on adjoining mineral tenures, only on overlying tenures. Therefore, the only process available for mineral exploration expenditures completed on Crown Grants for assessment credit on adjoining tenures is to have both overlying and adjoining tenure.

Exploration is being conducted under Ministry of Energy and Mines Exploration Permit MX 3-151. Sufficient bonding is in place to conduct a surface exploration program for preliminary trenching and drilling. To conduct a large-scale trenching or underground exploration program, the bond required would have to be increased.

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British Columbia
Alberta
C A N A D A
Site Location
Kamloops
Logan Lake
Vancouver
Victoria
Seattle
Washington
Idaho
U N I T E D S T A T E S
16
1
99
97C
5
90
Stuart Island
Maurelle Island
Cortes Island
Savary Island
Harwood Island
Texada Island
Denman Island
Anvil Island
Valdes Island
Mayne Island
Henry Island
Whidbey Island
Camano Island
Vashon Island
McNeil Island

Source: Aerial Photography, Digital Globe, 2002-11-23

LEGEND:

- International Boundary
- Canadian Province Boundaries
- U.S. State Boundaries
- Major Roads

N

0 50 100 200

Approximate Scale in Kilometers

WEST COAST ENVIRONMENTAL AND ENGINEERING

Regional Location Map

Getty Copper Project

Kamloops, British Columbia

PROJECT: GET100-001-07		FIGURE 4.1
DRAWN BY: JLT	DATE: 10/16/08	REVISION: 10/23/08 JLT
APPROVED BY: CLP	DATE: 10/23/08	PRINTED: 10/23/08

97
8
Getty North
Getty South

Source: Aerial Photography, Digital Globe, 2002-11-23

Legend:

- GETTY COPPER CLAIM HOLDINGS OUTLINE
- BETHLEHEM
- JA
- HIGHMONT
- LORNEX
- VALLEY

N

0 4 8

Approximate Scale In Miles

WEST COAST ENVIRONMENTAL AND ENGINEERING

Property Location Map

Getty Copper Project

Kamloops, British Columbia

PROJECT: GET100-001-07		FIGURE 4.2
DRAWN BY: JLT	DATE: 10/16/08	REVISION: 12/30/08 JLT
APPROVED BY: CLP	DATE: 12/30/08	PRINTED: 12/30/08

221569
221571
221573
221575
221570
221572
221574
221576
112
221561
221567
22034
221566
221564
221585
221565
221563
221562
221568
221578
221579
221581
221577
221580
221582

Source: Goverment of British Columbia.
Ministry of Energy, Mines and Pertoleum Resources

LEGEND:

Getty Copper Claim Holdings Outline

N

Not To Scale

WEST COAST
ENVIRONMENTAL
AND ENGINEERING

Claim Map
Getty North Property
Getty Copper Project
Kamloops, British Columbia

PROJECT: GET100-001-07		FIGURE 4.3
DRAWN BY: JLT	DATE: 10/17/08	REVISION: 03/09/09 JLT
APPROVED BY: CLP	DATE: 03/09/09	PRINTED: 03/09/09

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Table 4-1 Getty North Property Claim Data

Tenure Number	Claim Name	Tenure Number	Claim Name

221561	Getty #1	221574	Getty #14
221562	Getty #2	221575	Getty #15
221563	Getty #3	221576	Getty #16
221564	Getty #4	221577	Getty #17
221565	Getty #5	221578	Getty #18
221566	Getty #6	221579	Getty #19
221567	Getty #7	221580	Getty #20
221568	Getty #8	221581	Getty #21
221569	Getty #9	221582	Getty #22
221570	Getty #10	221585	Getty A fraction
221571	Getty #11	322034	GTY #1
221572	Getty #12	322035	GTY #2
221573	Getty #13	322036	GTY #3

*Note: The expiry date for all claims is May 12, 2010.

Table 4-2 Getty South Property Lot Data

Lot #	Name	Lot #	Name

5483	A.J. No. 3	5611	BILL No. 11
5601	BILL No. 1	5612	BILL No. 12
5602	A.J. No. 1 FRACTION	5613	BILL No. 13
5603	BILL No. 3	5614	BILL No. 14
5604	BILL No. 4	5615	BILL No. 15
5605	BILL No. 5	5616	BILL No. 16
5606	BILL No. 6	5617	A.J. No. 7
5607	BILL No. 7	5618	A.J. No.8
5608	BILL No. 8	5619	A.J. No. 5
5609	BILL No. 9	5620	A.J. No. 6
5610	BILL No. 10	5621	A.J. No. 4

4.3	Permitting Status

Getty Copper has begun its environmental baseline studies, identified permitting requirements, and met with appropriate agencies to assess overall permitting for the Getty North and Getty South properties. Getty has already received a fish collecting permit, approval for short-term non-recurrent use of water, a notice of work permit, a reclamation permit and a license to cut for timber clearing. These activities and potential permitting requirements are discussed in more detail in Section 18 of this report. Based on the work conducted to date, WCE believes that there are no known factors relating to permitting that would have a substantial negative impact on the proposed development of the Getty project. Because this is an historic producing mining area, no unusual mining constraints are anticipated to exist.

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DL5610, BILL NO. 10 MC
DL5601, BILL NO. 1 MC
DL5809, BILL NO. 9 MC
1693
DL 5611, BILL NO. 11 MC
DL 5612, BILL NO. 12 MC
DL 5604, BILL NO. 4 MC
DL 5603, BILL NO. 3 MC
DL 5614, BILL NO. 14 MC
921056
DL 5613, BILL NO. 13 MC
DL 5605, BILL NO. 5 MC
DL 5606, BILLNO. 6 MC
DL5616, BILL NO. 16 MC
DL5616, BILL NO. 15 MC
DL 5608, BILL NO. 8 MC
DL 5607, BILL NO. 7 MC
DL 5602, A.J. NO. ? FRACTION MC
DL5616, A.J. 8 MC
DL 5681, A.J. 4 MC
DL 5620, A.J. 6 MC
DL 5617, A.J. 7 MC
DL 5483, A.J. NO. 3 MC
DL 5619, A.J. NO. 5 MC

Source: Map Sheet 092I056, Kamloops Mining Division

LEGEND:

Getty Copper Claim Holdings Outline

N

0 150 300 600

Approximate Scale In Meters

WEST COAST ENVIRONMENTAL AND ENGINEERING

PROJECT: GET100-001-07		FIGURE 4.4
DRAWN BY: JLT	DATE: 10/17/08	REVISION: 12/19/08 JLT
APPROVED BY: CLP	DATE: 12/19/08	PRINTED: 12/19/08

519235
526953
519232
519237
N
Not to Scale

Source: Goverment of British Columbia.
Ministry of Energy, Mines and Pertoleum Resources

LEGEND:
Getty Copper Claim Holdings Outline

WEST COAST ENVIRONMENTAL AND ENGINEERING

Getty South Property Overlying Tenure Map

Getty Copper Project
Kamloops, British Columbia

PROJECT: GET100-001-07	FIGURE 4.5
DRAWN BY: JLT DATE: 10/24/08	REVISION: 12/19/08 JLT
APPROVED BY: CLP DATE: 12/19/08	PRINTED: 12/19/08

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	Access

Logan Lake is the closest supporting community to the properties and is about 15 kilometers to the east of the project area. Access to the properties is via the Bose Lake Road from the paved Bethlehem Mine Road, and forestry and drill roads provide easy access to the claims. The nearest domestic airport is located in the City of Kamloops, approximately 54 kilometers northeast of Getty North. The nearest major city is Vancouver, which is situated approximately 330 kilometers to the southwest, and is accessed by the Coquihalla Highway. The City of Vancouver hosts an international airport and seaport.

5.2	Climate

The climate is characteristic of the “dry belt” of the British Columbia Interior Plateau where average annual precipitation is about 23 centimeters. The seasonal climatic conditions are generally moderate and general mining activities can likely proceed year round. Severe weather conditions can occur for isolated periods in the winter, although snowfall is usually moderate and the mean winter temperature is -6.6°C in January. Summer temperatures are cool to warm and mean temperatures are 14.1°C in July.

5.3	Local Resources and Infrastructure

In light of the current cycle of elevated metal prices, and given the history of mining in the Highland Valley area, it is likely that mining infrastructure and a skilled labor force are available within the immediate surrounding region. It is believed that all necessary assets such as water, power and access will be available for future mining activities at the property. A 500 KVA power line crosses the property and telephone service is available in Logan Lake and at nearby mines. The regional surface-water supply is limited and previous mine operators in the Highland Valley area have used groundwater for mining operation water supplies.

5.4	Physiography

The Getty South and North properties are located near Forge Mountain at elevations between 1400 and 1830 meters. The topographic relief is moderate and the ground surface is typically mantled by glacial deposits cut by recent stream channels. Small topographic highs are generally immediately underlain by glacial drift and Tertiary volcanic cover.

6.0	HISTORY

6.1	Getty North

The Getty North property was originally staked in about 1907 and minor exploration work was performed in two adits at the same elevation and about 42 meters apart. In 1960, Rio Tinto Canadian Exploration Limited obtained an option and conducted a geophysical survey and 161 meters of diamond drilling in one hole. Pentland (1965) indicated assay results of two drill holes conducted by North Pacific Mines Ltd. Showed an estimated “ore reserve” of 8,543,000 tons grading 0.50% copper. In 1966, Canex Aerial Exploration Ltd (Placer Development) completed 2,015 meters of diamond drilling in 16 holes. In 1969, Brameda Resources Ltd and Noranda Exploration Company Ltd. performed geochemical and geophysical surveys, and 957 meters of diamond drilling in seven holes. Percussion drilling in 1970 by North Pacific Mines consisted of 1,149 meters in 25 holes drilled within the oxide zone to collect samples for leaching tests.

get100-001_pre-fsz_05.03.10.docx	18	West Coast Environmental
and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

In 1971, Getty Pacific Mining Limited, a subsidiary of Getty Oil Company, optioned the property. Work by Getty Pacific Mining during 1971 and 1972 included induced polarization (IP) surveys over 27 line kilometers, resistivity surveys over nine line kilometers, a geochemical survey over the Krain claims, 635 meters of diamond drilling, and percussion drilling consisting of 1,765 meters in 16 drill holes. The Getty option was terminated in 1974.

In 1975, three percussion drill holes totaling 171 meters were drilled on the Getty 17 and Getty 19 claims located approximately one kilometer south of the mineralized zone. Work conducted in 1976 consisted of drilling by W.R. Financial Consultants Ltd. which included 540 meters of percussion drilling in seven holes. TRV Minerals Corporation optioned the property in May 1980. During 1978 to 1982, TRV or its associates W.R. Financial Consultants and New Minex Resources conducted 302 meters of diamond drilling in one hole and a magnetometer survey over 90 kilometers on the Krain (Getty North) and adjacent Trojan (Getty South) property. In 1984, Robak performed a geochemical survey that included the collection of 119 soil, six rock, and three silt samples from across the Getty North property.

From January 1993 to November 1997, Getty Copper conducted 36,348 meters of diamond drilling in 143 drill holes. Thus, the Getty North deposit has been systematically drilled on northeast-oriented sections 30 meters apart. In December 1997, Getty Copper retained Bateman Engineering Inc. of Denver, Colorado (“Bateman”) to perform a pre-feasibility outlook study for the oxidized part of the Getty North deposit and the proposed Getty North copper plant. Bateman used a resource model developed by KHA Resource Modeling Inc. for the preliminary mine design evaluation. Based on these results, Bateman recommended a full feasibility study for the Getty North deposit and additional leach and assay comparison tests that might increase the mineral resource estimates. Most recently, in 2004 and 2005 Getty Copper drilled several geophysical targets adjacent to the Getty North property.

6.2	Getty South

Early work in the Getty South area was reported by the B.C. Minister of Mines for the years 1902, 1907, and 1915, under the heading of the Albatross and Canopus groups. The work consisted of open cuts and short adits in the breccia zones with reported assay results varying between 0.5 to 0.9% copper.

Several adits were reportedly driven in the 1920’s, and during 1954 key claims were staked by local prospectors which were then purchased by Trojan in 1955. Development work commenced and the property was optioned to Chimo Gold Mines Limited in early 1956, which completed 7620 meters of diamond drilling. The 1957 to 1958 phase of underground development was primarily directed at determining the size and grade of the West Zone mineralized breccia pipe on the west side of the Getty South breccia body, also known in the literature as the Trojan and Shaft Zone

Various types of exploration activities including drill programs, IP surveys, surface mapping-trenching-sampling programs, geochemical sampling surveys, and underground exploration projects were conducted on the Getty South property from the 1950’s to present. Pentland (1967) concluded that results of the underground and diamond drilling sampling assays showed there is a high-grade zone near the Trojan Mine shaft that contains “indicated ore reserves” estimated at 17,422,000 tons grading 0.75% copper. Livgard (1979) observed that the west, east, and northwest zones bordering the main Getty South breccia contained copper grades of 0.638% to 3.07%, which would constitute “reserves” under the right conditions and could be mined and then treated by the producing mines in the vicinity.

get100-001_pre-fsz_05.03.10.docx	19	West Coast Environmental
and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

In 1996, Getty Copper drilled 3236 meters in 13 widely-spaced reconnaissance diamond drill holes on the Getty South Property. In 1997, Getty Copper completed 1572 meters of track-hoe trenching on the Getty South breccia zone. In this program, the northeast oxide zone was systematically sampled and many older trenches were opened up and re-sampled.

To date, exploration work totals 19,003 meters of surface diamond drilling, 1158 meters of underground diamond drilling, 319 meters of underground Jackleg drill holes, 69.3 line kilometers of IP surveying, 1719 meters of underground drifting and a two-compartment shaft with a total depth of 49 meters. All underground development has been confined to the 49-meter level (“150 Level”).

7.0	GEOLOGIC SETTING

7.1	Regional Geology

The Highland Valley porphyry deposits are within the Guichon Creek batholith, which is one of a series of plutons associated and possibly comagmatic with the Nicola Group. The Nicola Group is a succession of Late Triassic island-arc volcanic rocks within the southern portion of the Quesnel Trough in the Intermontane belt. The Nicola Group volcanic rocks form part of a 30-km to 60-km wide northwest-trending belt extending from southern B.C. into the southern Yukon. This belt is enclosed by older rocks and intruded by batholiths and smaller intrusive rocks.

The Guichon Creek batholith is a large, composite intrusion with a surface area of about 1,000 square kilometers. A cluster of nine major porphyry copper deposits lie within a 15 square kilometer zone in the center of the batholith. The Getty Project is situated just north of these deposits. Figure 7.1 shows the regional geology and Figure 7.2 shows the local geology of the Getty Project Area.

The batholith is a semi-concordant composite intrusive that is elliptical and elongated slightly west of north. A central, steeply plunging root or feeder zone is inferred under Highland Valley, and the major deposits lie around the projection of the feeder zone to the surface. The batholith has intruded and metamorphosed island-arc volcanic and associated sedimentary rocks of the Nicola Group, and a metamorphic halo up to 500 meters wide is developed adjacent to the contact.

Rocks along the edge of the batholith are older and more mafic, and successive phases moving inward toward the core are younger and more felsic. Although contacts can be sharp, they are generally gradational and chilled contacts are not common. Variations in the batholith geochemistry indicate local areas of assimilated country rock in the border zone and roof pendants in the intrusion. Outcrop areas have inclusions of amphibolite and “granitized” metamorphic rocks and compositional variations.

Two younger volcanic-dominated successions are important in the area. First, a northwest trending belt of Cretaceous continental volcanic and sedimentary rocks of the Spences Bridge Group unconformably overlie both the Nicola Group country rock and intrusive rocks along the southwest flank of the batholith. Distribution of the Spences Bridge Group rocks was locally controlled by reactivation of older faults that were important mineralization conduits in the batholith, such as the Lornex fault. Second, continental volcanic and sedimentary rocks of the Tertiary Kamloops Group cover extensive areas of the batholith and also overlie Triassic and Jurassic rocks from north of Highland Valley to the Thompson River. These also form isolated outliers and local intrusive centers south of the Highland Valley.

get100-001_pre-fsz_05.03.10.docx	20	West Coast Environmental
and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

7.2	Local Geology

7.2.1	Getty North Deposit

The Getty North deposit lies along the southern boundary of an extensive area composed of post-mineral cover consisting of continental volcanic and interbedded sedimentary rocks of the Eocene Kamloops Group (Figure 7.3). These rocks overlie plutonic rocks of the Guichon Creek batholith. Mineralization occurs within quartz diorite rocks of the Highland Valley phase (Guichon variety) of the batholith, and within younger small stocks and anastomosing dikes. The stocks and dikes resemble quartz diorite of the Bethlehem phase of the batholith. The Kamloops Group rocks cover the northern half of the mineralized zone. There is an older well-developed oxidized cap which extends to a depth of more than 150 meters.

Fractures and faults are prominent, and the areas of highest fracture density are also the zones of higher-grade mineralization. The areas of higher fracture density are adjacent to the stock and associated with sets of steeply dipping north and northeast trending faults that have dominantly formed post-mineralization. Kamloops Group rocks are restricted almost entirely to down-faulted blocks and associated vertical offsets that have been identified by drilling. Figure 7.4 depicts the geology and copper mineralization of the Getty North Deposit along representative Section 1360, the location of which is shown on Figure 7.3.

get100-001_pre-fsz_05.03.10.docx	21	West Coast Environmental
and Engineering

Cache Creek
ImJAh
Qal
ImJAh
Ashcroft
EKm
ETdb
KAMLOOPS LAKE
EKm
TJgd
TJdr
LTCh
Qal
Getty North
Getty South
Logan Lake
LTCh
TJgd
Qal
Lac Le Jeune
Qal
TJum
uTJNc
Valley
Bethlehem
JA
Lornex
Highmont
EKm
lKSb
TJqd
TJgd
TJto
DPHq
Qal
TJdr
uTJNc
ETgd
ImJAh
lKSb
PTm
TJgd

Source: Ministry of Energy, Mines and Pertroleum Resources Mining and Minerals Division British Columbia Geological Survey Geoscience Map 2005-3

LEGEND:

Qal — **Quaternary cover:** Alluvium, glaciofluvial gravels and sand, till. *(Note: the extensive Quaternary deposits of the Rocky Mountain foothills and the Peace River area have been omitted as they would completely cover and obscure the bedrock geology.)*

LTCh — **Chilcotin Group:** Vesicular, columnar jointed basalt, olivine basalt; minor andesite, rhyolite breccia, obsidian, tuff, breccia, conglomerate, sandstone, siltstone, shale and diatomite.

lKSb — **Spences Bridge Group and unnamed equivalents:** Andesite and dacite flows and breccias; minor basalt and rhyolite; chert and volcanic- clast conglomerates; sandstone, siltstone and mudstone.

ImJAh — **Ashcroft Formation and unnamed equivalents:** Argillite, siltstone, sandstone, conglomerate; minor limestone.

uTJNc — **Nicola Group:** Undifferentiated mafic to felsic flows and volcaniclastic rocks, including augite- phyric flows, tuffs and breccias; feldspathic sandstone and siltstone, argillite, shale, polymict conglomerate; minor limestone and calcareous siltstone.

Cache Creek Complex and equivalents: Greenstone, amphibolite, mafic pillow lavas, volcanic breccia, agglomerate, tuff, rare felsic flows and tuffs; phyllite, siliceous phyllite, metachert, ribbon chert, chlorite schist, sandstone; micritic to clastic limestone, argillite, marble, dolomite; minor serpentinite and mafic intrusions.

ET — **Early Tertiary:** diorite (dr), monzodiorite (dg), gabbro (gb), granodiorite (gd), granite (gr), quartz diorite (qd), quartz monzonite (qm), syenite (sy), tonalite (to), diabase (db), quartz porphyry (qp), feldspar porphyry (fp), orthogneiss (og), migmatite (mi) and undifferentiated intrusive rocks (g).

EK — **Early Cretaceous:** diorite (dr), monzodiorite (dg), gabbro (gb), granodiorite (gd), granite (gr), quartz diorite (qd), quartz monzonite (qm), tonalite (to), quartz porphyry (qp), feldspar porphyry (fp), orthogneiss (og) and undifferentiated intrusive rocks (g).

Triassic to Jurassic: diorite (dr), monzodiorite (dg), gabbro (gb), granodiorite (gd), quartz diorite (qd), quartz monzonite (qm), syenite (sy), tonalite (to), quartz porphyry (qp), feldspar porphyry (fp) and undifferentiated intrusive rocks (g).

N

Not to Scale

WEST COAST ENVIRONMENTAL AND ENGINEERING

Regional Geology
Getty Copper Project
Kamloops, British Columbia

PROJECT: GET100-001-07		FIGURE 7.1
DRAWN BY: JLT	DATE: 10/16/08	REVISION: 02/26/09 JLT
APPROVED BY: CLP	DATE: 02/26/09	PRINTED: 02/26/09

SIMPLIFIED GEOLOGY AND PORHYRY COPPER DEPOSITS OF THE GUICHON CREEK BATHOLITH

ASHCROFT
BARNES CK FAULT
TONKWA LAKE
GETTY NORTH
GETTY SOUTH
VALLEY
BETHLEHEM
JA
LORNEX
HIGHMONT
HIGHLAND VALLEY FAULT
SPENCES BRIDGE
CRAIGMONT
LEGEND:
TERTIARY
ALLUVIUM
KAMLOOPS GROUP
CRETACEOUS
SPENCES BRIDGE GROUP
JURASSIC
ASHCROFT FORMATION
TRIASSIC-JURASSIC
GUICHON CK BATHOLITH
YOUNGER PHASES
POST BETHSAIDA DIKES AND BRECCIAS
BETHSAIDA PHASE
SKEENA VARIETY
POST BETHLEHEM DIKES AND BRECCIAS
BETHLEHEM PHASE
OLDER PHASES
HIGHLAND VALLEY PHASE
GUICHON VARIETY
CHATAWAY VARIETY
BORDER PHASE
TRIASSIC COUNTRY ROCK
NICOLA GROUP
FAULTS
MINERAL DEPOSITS

Source: AMEC 2003 Scoping Study Report Figure 5-2: Regional Geology (After McMillan, 2003)

LEGEND:

★ Mineral Deposits - Shows the Location of major Porphyry Cu-Mo Deposits.

0 10 20 40
APPROXIMATE SCALE IN KILOMETERS

WEST COAST ENVIRONMENTAL AND ENGINEERING

Local Geology
Getty Project Area
Getty Copper Project
Kamloops, British Columbia

PROJECT: GET100-001-07		FIGURE 7.2
DRAWN BY: JLT	DATE: 10/16/08	REVISION: 03/11/09 JLT
APPROVED BY: CLP	DATE: 03/11/09	PRINTED: 03/11/09

Northern Model Boundary
Western Model Boundary
Eastern Model Boundary
Southern Model Boundary
5,604,200m.N
5,603,800m.N
5,603,600m.N
A
A'
1360
Geology Legend
TRIASSIC / JURASSIC
Feldspar porphyry dyke
Mineralization on Surface
Legend
Preliminary Pit outline
1360
Section line
N
0 20 40 80 100
Approximate Scale in Meters
WEST COAST ENVIRONMENTAL AND ENGINEERING
Geology
Getty North Deposit
Getty Copper Project
Kamloops, British Columbia
PROJECT: GET100-001-07
FIGURE 7.3
DRAWN BY: JLT
DATE: 10/21/08
REVISION: 05/13/09 JLT
APPROVED BY: CLP
DATE: 05/13/09
PRINTED: 05/13/09

A
A'
LEGEND
RECENT
OB Overburden
EOCENE
TD Tertiary Dyke
TV Tertiary Volcanic
TRIASSIC/JURASSIC
DY Dyke
CFP Crowded Feldspar Porphyry
G Gulchon
Oxide Zone
Mineralized Zone
GRADE TOTAL CU %
0.1 - 0.2
0.2 - 0.3
> 0.3
Composite Copper Assay Value
Hole 97-31
15m N of Section
Bearing 062°
1750
1700
1650
1600
1550
1500
1450
1400
1350
TV
DY
G
CFP
OX

Source: Getty Copper Inc.

0 55 110 220
Approximate Scale In Meters

WEST COAST ENVIRONMENTAL AND ENGINEERING

Section 1360 Geology & Copper Mineralization
Getty North Deposit
Kamloops, British Columbia

PROJECT: GET100-001-07		FIGURE 7.4
DRAWN BY: JLT	DATE: 10/16/08	REVISION: 05/29/09 JLT
APPROVED BY: CLP	DATE: 05/29/09	PRINTED: 05/29/09

GET100_1360_GCMZ_Fig.9.1_04.29.2009.dwg

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

7.2.2	Getty South Deposit

The Getty South deposit is located immediately west of a regional north-south striking structure locally called the Jersey Fault. A similar parallel-striking fault, termed the Bethlehem Fault by previous authors, is located near the east side of the breccia. The Bethlehem Fault is interpreted by previous workers as a major structural break. The geology of the Getty South Deposit is shown in Figure 7.5, and representative Section 5600550N is shown in Figure 7.6.

The Getty South breccia is thought to occur immediately east of a regional north-south striking structure locally called the South Krain Fault (Gower 1992). A similarly parallel striking fault is thought to be located near the east side of the breccia, termed by many previous authors as the Bethlehem Fault and interpreted as a major structural break (Coveney, P.Eng., 1969) The breccia that defines the Getty South deposit is a polyphase composite. The breccia includes three main types of fragmentation, which are composed of the Guichon quartz diorite, rhyolite porphyry, and brown porphyry. All three may be present together or, alternatively, one or other of the porphyries may be lacking. Parts of the breccia body, especially near its walls, consist of weakly brecciated quartz diorite traversed by widely-spaced veins in which porphyry fragments are rare or absent.

Rhyolitic porphyry sheets and angular fragments commonly exhibit a strong alteration, which colors them variously pink, buff and light-green and the alteration was effected prior to brecciation. X-ray identification of the fine grained argillic products of this alteration confirmed the presence of abundant sericite and chlorite, which are predominantly accompanied by quartz. The matrix of the breccia is diversely altered and varies considerably in composition. In the brecciated rhyolite porphyry the matrix consists largely of fine grained quartz and sericite, with some rare quartz grains as large as two millimeters in size. The differences in fabric and composition of the Trojan breccia suggest that its origin was complex and possibly occurred in multiple stages. The brown porphyry undoubtedly preceded the rhyolite porphyry, and it evidently was emplaced in fractured quartz diorite and may have caused a first stage of brecciation.

The structural geological setting of the Getty South deposit consists of elongated, en-echelon, rectangular, faulted blocks displaced to the south, which is typical of the eastern portion of the Guichon Batholith. The Getty South deposit appears to be influenced by two key strike-slip fault zones, which are the western-most Getty North (Krain) Fault located just west of the Getty South Shaft Zone and the main West Breccia Zone, and to the east the Bethlehem Fault (also known as the Jersey Fault). The rotational deformation which has occurred between these two faults has generated both sinistral displacement influencing the clockwise movement of the main West Breccia Zone, and dextral or counterclockwise movement by the Bethlehem (Jersey) Fault located east of the shaft.

These two key faults have introduced a 180-degree change in the dips of the most prominent fracture density copper patterns. As a result, the copper values have also been offset within each block. A few key diamond core drill holes will likely confirm this rotation and establish the geologic structural model of the Getty South deposit. It appears the main Breccia Zone hosting the deposit may be increasing in width at depth. This may be due to the divergence of the key strike slip fault zones and the associated copper mineralization within these zones.

The various breccia zones involving the Main West, Southwest, Northeast and Southeast exhibit high copper values at 300 meters and are open to depth. Both the Getty South and Getty North deposits appear to have northeast-trending structures that actively control mineralization. The deposits appear to share the same structural controls and appear to be similarly mineralized.

get100-001_pre-fsz_05.03.10.docx	26	West Coast Environmental
and Engineering

Northern Model Boundary
5,601,000m.N
5,600,800m.N
5,600,750m.N
5,600,600m.N
A
A'
Shaft
Trojan Mine
Western Model Boundary
Eastern Model Boundary
642,000m.E
642,200m.E
642,400m.E
642,600m.E
Source: Getty Copper Inc.
Geology Legend
HIGHLAND VALLEY PHASE: Guichon Granodiorite: little to moderate, mostly fracture-controlled propylitic and/ or sericitic alteration, near breccia contact with intense tourmaline veining; locally strong clay alteration; locally nearly unaltered
Guichon Granodiorite under overburden (3m->20m)
Breccia: with angular and subangular, locally rounded clasts (mm-m) of predominantly Guichon granodiorite; in places with clasts of feldspar porphyry; ubiquitous veining of tourmaline +-spec. hem., +-quartz, +-cpy
Breccia under overburden (<5m)
Rhyolitic flow-banded intrusive; in part with convolute texture, enveloping breccia clasts; genetically related to breccia event
Rhyolitic intrusive; interpreted
Feldspar porphyry dike; moderately propylitically altered; cream-coloured, sericite-altered plagioclase phenocrysts in red-(hem) stained, mostly aphanitic groundmass; chilled or gradational contacts to Guichon granodiorite
Feldspar porphyry dyke; interpreted
Overburden: soils, glacial sediments (gravel, sand), containing rounded blocks of bedrock, loc. w. mtr. size boulders
Andesitic basalt; outcrop or under thin overburden; dark-grey, mostly aphanitic, massive, flow layering columnar jointing abundant
Basaltic pyroclastics, tuffaceous; weakly bedded; marks base of basalt flows
Mineralization
Zones of high-grade Cu mineralization as defined by surface trenching: predominantly as malachite-chrysocolla coatings on fractures (eastern zone) or as cm-wide bands along minor fault planes locally with nests of cpy (+qtz in vugs; +-cc), (e.g. central breccia body); pervasive malachitic mineralization in near-surface, strongly weathered areas (e.g. western and southeastern breccia body)
Zones of high-grade Cu mineralization as defined by underground workings
Legend
Trace of breccia contact at surface
Preliminary Pit outline
Section Line
5,600,750m.N
0 20 60 100
Approximate Scale in Meters
N
WEST COAST ENVIRONMENTAL AND ENGINEERING
Geology
Getty South Deposit
Getty Copper Project
Kamloops, British Columbia
PROJECT: GET100-001-07
FIGURE 7.5
DRAWN BY: JLT
DATE: 10/22/08
REVISION: 05/13/09 JLT
APPROVED BY: CLP
DATE: 05/13/09
PRINTED: 05/13/09

SOUTH EAST END OF
NE OXIDE ZONE
WEST ZONE
PARTS OF
CENTRAL ZONE
PARTS OF
EAST ZONE
PARTS
OF
CENTRAL
ZONE
SOUTH LOBES OF
WEST ZONE
ROOT OF NORTH
EAST SULPHIDE ZONE
LEGEND
COPPER MINERALIZATION ZONE (WEST ZONE)
COPPER MINERALIZED ZONE (CENTER ZONE)
COPPER MINERALIZED ZONE (SULPHIDE ZONE)
FAULT ZONE
DRILL HOLE - MAY INCLUDE
MINERALIZED INTERCEPTS
0 20 40 100
Approximate Scale in Meters

Source: Lindinger, March 2006

WEST COAST ENVIRONMENTAL AND ENGINEERING	**Section 5600550N** **Geology** Getty South Deposit Kamloops, British Columbia
PROJECT: GET100-001-07	FIGURE 7.6
DRAWN BY: JLT DATE: 02/02/09	REVISION: 05/29/09 JLT
APPROVED BY: CLP DATE: 05/29/09	PRINTED: 05/29/09

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

8.0	DEPOSIT TYPE

Significant porphyry deposits in the Guichon Creek batholith are confined to the central part of the intrusion. Previous authors relate mineralization to water saturation in the evolving crystallizing magma that allowed separation of a fluid phase. The metals and other mobile elements were scavenged/enriched into this late phase fluid. The first mineralizing event also corresponds with the first major episode of dike emplacement and breccia-pipe formation in the batholith. The second and most significant mineralizing event followed emplacement of the youngest major phase of the batholith. Some dikes and breccia formed during this event, but large zones of shattering that host mineralization are more significant.

The following description on deposit types is excerpted from McMillan (2003):

“…Significant porphyry deposits in the Guichon Creek batholith are confined to the central part of the intrusion. McMillan (1976, 1982) and others (Westerman, 1970; Olade 1974; Johan and McMillan, 1980) present evidence to relate mineralization to water saturation in the evolving, crystallizing magma that allowed separation of a fluid phase. Metals and other mobile elements were scavenged into this fluid. Significantly, the first mineralizing event also corresponds with the first major episode of dyking and breccia pipe formation in the batholith. The Bethlehem deposits, Krain, South Seas (Trojan) and other deposits resulted. The second, and most significant mineralizing event, which formed the Valley, Lornex, Highmont, JA and several smaller deposits, followed emplacement of the Bethesda phase, the youngest major phase of the batholith. Some dyking and breccia formation occurred related to this event, but large zones of shattering that host mineralization are more important.”

Most copper and molybdenum mineralization in the Highland Valley deposits is fracture controlled. As a generalization, better grades occur where fracture density is higher or where several sets of fractures overlap. Disseminated mineralization is present and sulfide minerals also occur in alteration zones that fringe the veins and fractures.

The batholith is internally subdivided into segments by north- to northwest-striking faults. The major north-striking structures are the Lornex and bounding Guichon Creek faults, and the major northwest-striking structures occupy from south to north the Skuhun Creek, Highland Valley, and Barnes Creek faults. Large-scale tension fractures have orientations similar to those of the faults, such as the northwest-striking Gnawed Mountain dike and the northwest-striking zone of dike swarms extending from the Skuhun Creek fault to the Barnes Creek fault.

Northerly, northwesterly and northeasterly striking faults and fractures dominate the structural fabric of the region. The faults developed prior to mineralization and have been periodically reactivated. They apparently channeled hydrothermal fluids into faulted, fractured and brecciated sites where they deposited metallic minerals. Tertiary block faulting created a horst and graben pattern that controlled development of the present landscape. This pattern also controlled the level of erosion and consequently the depth of exposure of the ore deposits. Depth of emplacement of the deposits was inferred based on the characteristics of the host rocks, variations in the intensity of alteration, and the presence of porphyry dike swarms and breccias.

get100-001_pre-fsz_05.03.10.docx	29	West Coast Environmental
and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

8.1	Getty North Deposit

The Getty North deposit occurs as a partially buried porphyry copper system at least 350 meters wide, at least 1000 meters long, and with a depth of at least 450 meters. Primary mineralization consists of chalcopyrite, bornite, chalcocite, molybdenite, and pyrite which occur as disseminations, specks, and fracture fillings within Guichon Quartz Diorite that has been intruded by younger porphyry. The copper zone is cylindrical in plan view with its axis plunging to the southeast. An oxide zone forms a cap of secondary copper minerals at and near the surface in the northern part of the deposit. The copper mineralization in the Getty North Deposit forms a mineralized body over 450 meters thick. Mineralization in the west side of the deposit dips steeply to the west, and mineralization in the east side dips steeply to the east. Faulting has extended the copper and molybdenum mineralization to the southeast, which offer targets for exploration.

8.2	Getty South Deposit

The Getty South deposit contains a series of closely spaced (10-meter to 50-meter separation) sub-parallel and inter-intruded intermediate to felsic dikes that grade upward into different breccia phases. Structural control appears strong for dike, breccia, and copper mineralization. Previous authors concluded there are two major structural orientations at Getty South: north-northeast (NNE) dipping steeply to the west, and west-northwest (WNW) dipping steeply to the east (E). Geological maps from underground workings also identify northeast-trending shears and faults that appear to displace north-trending mineralized zones with apparent left-lateral displacement. There are also east and southeast dipping shears with right lateral displacement. Similar to Getty North, the Getty South mineralization in the west side of the deposit dips steeply to the west, and mineralization in the east side dips steeply to the east.

9.0	MINERALIZATION

Overview

The Guichon Creek Batholith contains more porphyry copper deposits in a specific area than any other location in Canada. The aggregate tonnage of the Guichon deposits exceeds 1.6 billion tonnes of ore grading 0.45% copper within 15 separate deposits, all of which are hosted by batholithic rocks with a common age of around 195 million years old. There are nine copper deposits near the center of the Guichon batholith. The sulfide mineralogy and alteration suites are similar to that occurring in other porphyry copper deposits. The sulfide assemblage consists of chalcopyrite accompanied by bornite and commonly molybdenite, and occurs in and adjacent to quartz-sericite filled fractures and disseminated between fractures within breccia pipes.

9.1	Getty North Deposit

The Getty North deposit occurs within a broad northwest-trending zone characterized by numerous sub-parallel northwest-trending porphyry dikes. There are also prominent fracture-related, non-pervasive, chlorite-epidote-chalcopyrite+/-pyrite and bornite hydrothermal veins and fracture selvage assemblages. Smaller zones of pervasive chlorite-clay alteration, some containing strong chalcopyrite mineralization, occur frequently at the margins of the porphyry dikes.

Mineralization and alteration are closely associated with an elongated 1000 meter by 200 meter dike-like stock, which is exposed at the center of the deposit. The exposed portion appears to be a cupola-like projection which developed above the stock. To the northwest and southeast along strike, the apex of the stock plunges gently away from the Getty North deposit and the lateral contacts dip about 70 degrees southwestward. Fracturing, brecciation, alteration, and mineralization are developed in and around the central cupola-like core and along the upper surface of the stock.

get100-001_pre-fsz_05.03.10.docx	30	West Coast Environmental
and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Well-defined zonal patterns of primary sulfide mineralization and argillic alteration occur around the core area. Within the core and near the contacts of the stock, chalcopyrite-bornite assemblages are found associated with molybdenite-bearing quartz veinlets. Peripheral to this mineralization, chalcopyrite-pyrite assemblages occur in stockwork fracture-fillings in which pyrite becomes more abundant outward, both within the wall rocks and the stock. Maximum sulfide content is about 5% and occurs in a zone approximately coincident with the outer limit of 0.1% copper grades.

The oxidized cap is covered by post-mineralization Kamloops Group rocks. Hypogene sulfides within this cap have been totally destroyed. In contrast, sulfides occur at the surface within the southern part of the deposit where Pleistocene glaciation has removed most of the oxidized zone. The overall average oxide copper grade is about 20% higher than the overall average sulfide copper grade, suggesting that copper enrichment has occurred within the cap. Malachite is the most abundant copper mineral, but chrysocolla, azurite, cuprite, and chalcocite are common.

These minerals form very prominent fracture coatings and fill cavities previously occupied by sulfides. Minor cuprite and disseminated native copper are found in the outer parts of the deposit. Chalcocite occurs as thin coatings on corroded grains of sulfide within zones extending through the lower sections of oxidized rock to the upper few meters of the primary sulfide zone. Chalcocite is sufficiently abundant to significantly impact the grade of the deposit.

The Getty North deposit displays a strong genetic relationship with a small stock which intrudes Guichon quartz diorite. This makes the deposit different from most copper deposits within the Guichon Creek batholith. The texture of the stock resembles the Bethlehem phase of the batholith, and a cupola-like part of this structure forms a core about which strong zonal patterns of fracture intensity, sulfide and hydrothermal alteration mineralogy, and copper grade are developed.

The destruction of sulfides within the thick oxidized cap resulted in some secondary supergene chalcocite enrichment near the base of the oxidized zone. Conversely, the oxidized cap itself appears to have a net enrichment of copper since downward migration of native copper was inhibited.

Figure 7.4 shows a schematic representation of the geology and copper mineralization zones of the 1390SE Section. It is apparent from this section that copper mineralization in the deposit is open laterally and at depth. Similar observations were noted on sections 1300SE through 1390SE and sections 1420SE through 1630SE. These areas are therefore considered future drilling targets.

get100-001_pre-fsz_05.03.10.docx	31	West Coast Environmental
and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

9.1.1	Gold and Silver Mineralization

A geochemical survey of the property conducted by Gower Thompson and Associates in 1984 was designed to evaluate the levels of gold or silver mineralization in the Getty North deposit. The survey was an attempt to identify gold and silver zones related to the copper mineralization within the deposit. Gower collected 119 soil samples, 6 rock samples, and 3 silt samples for analysis. Assay results showed three significant gold anomalies in soil and one gold anomaly in silt, with assay values ranging from 15 to 180 ppb. One rock sample analyzed contained .09 ounces of silver per ton of rock.

A diamond drilling program on the “North Extension” during 2004 and 2005 included the collection of sludge samples for analysis of gold and silver. A sludge sample collected from 272.8 to 278.9 meters returned 94.9 ppb gold and 26.2 ppm silver. A geochemical survey of the property conducted by Gower in 1986 consisted of collecting a continuous chip sample across the oxide zone to test the surface copper values and follow up on gold anomalies previously identified in silt and soil. Silt and soil samples returned an average 2.4 ppb gold and 1.02 ppm silver, and the rock chip samples returned an average 20 ppb gold.

The historical literature indicates gold is present within the Getty North deposit in concentrations ranging from .1 to 785 ppb, with an average of around 6 ppb. The literature also indicates silver is present within Getty North in concentrations ranging from .01 to 320 ppm, with an average of around .4 ppm. Lonergan and Dunn (1966) and Allen (1963) indicate the silver content of the Getty North (Krain Property) averaged approximately 0.18 ounces of silver per ton of rock.

9.2	Getty South Deposit

In the Getty South deposit, chalcopyrite is the main ore mineral and it is disseminated sparsely throughout the phreato-magmatic breccia matrix as minute particles. Chalcopyrite also occurs as larger masses in stringers and faults and as massive replacements of chloritized breccia. The breccia complex apparently was the main controlling structure through which the ore-bearing fluids moved through irregular channels of high permeability within the breccia matrix and in associated fractures and faults.

Chalcopyrite is also present and is disseminated throughout the breccia matrix as fine particles but more generally as coarse blebs. Copper mineralization (both chalcocite and chalcopyrite) is confined to the matrix of the breccia and occurs as disseminated blebs and fine fracture fillings, and only minor mineralization is found in the fragments. Near the contact of the breccia and the Guichon quartz diorite, the brecciation is more intense and high grade mineralization occurs near the margin of the breccia. Faulting is widespread and intense and locally appears to influence mineral concentrations.

From an economic viewpoint, the breccia is the most important rock type as all the mineralization appears to be associated with this rock. Native copper and chalcocite are present, and specular hematite and tourmaline are widespread throughout the breccia. At the surface, much of the chalcopyrite has been altered to malachite and chrysocolla, with widespread chalcopyrite disseminated throughout the oxide zone..

The main breccia zone covers an area of approximately 300 meters in width and approximately 600 meters in length. Underground work indicates higher grade mineralization occurs where brecciation is more intense than in the central core of the breccia. Faulting near the contact also appears to have had some influence in localizing the mineralized shoots. Both NNE and WNW structures appear to be important controls for the deposition of copper mineralization at Getty South. The best chalcocite mineralization occurs within breccias and fault zones adjacent to the relatively rigid Guichon rocks on the edges of the breccia body where the WNW and ENE faults intersect near the edge of the breccia body (West Zone, East Zone, Southeast Zone and Northeast Zone). Underground drift geology and corresponding assay plans in the West Zone appear to display this style with sequences of “multi-percent” copper grades in drifts following NNE, WNW, and NE structures

get100-001_pre-fsz_05.03.10.docx	32	West Coast Environmental
and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

The East and Northeast zones may have a similar almost mirror-image geometry with the highest copper grades occurring in faults and adjacent breccias at the intersections of north, northeast, and east-west structures. Mineralization in the southeast zone is hosted by semi massive to massive specular hematite veins, breccia, and stockwork that overprints the earlier breccias, including a tourmaline stockwork within which chalcopyrite is disseminated as coarse grains and stringers. Figure 9.1 shows a schematic representation of the 5600750 N East-West section where the west resource zone dips steeply to the west, and the east resource zone dips steeply to the east.

9.2.1	Gold and Silver Mineralization

A review of the Getty South deposit by Allen in 1963 indicated that trenching exposed copper mineralization over a length of 1200 feet and width of 200 feet within the brecciated zone. Assay results showed up to 1.09 ounces silver per ton in the exposed zone.

The historical literature indicates gold is present within the Getty South deposit in concentrations ranging from 5 to 10 ppb, with an average of around 5 ppb. The literature also indicates silver is present within Getty South in concentrations ranging from .1 to .4 ppm, with an average of around .12 ppm.

9.3	Getty Project Gold and Silver Mineralization

WGM (1997) and McMillan (2003) indicate anomalous gold mineralization was reported from claims adjacent to the Getty Project, with up around 2 ppm gold from underground workings. Likewise, historical literature on the Highland Valley area indicates the existence of gold values ranging from 12 ppb to 130 ppb gold. The presence of gold and silver on the Getty North and South deposits significantly add to the economic potential of the Getty Project

get100-001_pre-fsz_05.03.10.docx	33	West Coast Environmental
and Engineering

EAST RESOURCE ZONE
WEST RESOURCE ZONE
EAST FAULT ZONE
DRILL HOLE
WEST FAULT ZONE

Source: "Technical Report of the Getty South Copper Deposit, Prepared by: Vector Engineering, Inc. 2007.06.18."

N
0
50
100
200
Approximate Scale In Meters

WEST COAST ENVIRONMENTAL AND ENGINEERING

Section Schematic
Copper Mineralization Zones
Getty South Deposit
Getty Copper Project
Kamloops, British Columbia

PROJECT: GET100-001-07		FIGURE 9.1
DRAWN BY: JLT	DATE: 10/15/08	REVISION: 01/06/09 JLT
APPROVED BY: CLP	DATE: 01/06/09	PRINTED: 01/06/09

GET100_GSD-S-CMZ_Fig.9.3_10.15.2008.dwg

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

10.0	EXPLORATION

When open pit mining commences within both the Getty North and South pits, the potential for higher grade copper and molybdenum mineralization outside the optimum pit designs will be significant. Regional exploration in the Highland Valley area confirmed the variable results produced by diamond drilling, percussion drilling, and underground sampling seen at Getty. Exploration of the Valley Deposit by Cominco and Bethlehem Copper Corp during 1967 to 1969 showed that bulk samples from underground averaged 12% higher copper and 21% higher molybdenum as compared to diamond drilling results (Schroeter 1995). Also, percussion drilling yielded copper grades 10% higher than from diamond drilling at the same depth.

10.1	Getty North Deposit

The property has been explored intermittently since the 1950’s with work consisting of trenching and bulk sampling, underground workings, aerial photographic surveys and base map production, diamond and percussion drilling, geological mapping, assaying, IP and magnetics geophysical surveys, soil geochemical surveys and metallurgical testing. The Getty North property hosts two adits at the same elevation about 42 meters apart as a result of historical minor exploration work.

Prior to the acquisition of the Getty North property by Getty Copper Corp. from Robak and Masco, Robak held the Getty North Property for approximately two decades. During that period, over $350,000 was spent on exploration work that included geochemical silt and soil sampling, trenching and bulk sampling. From the date of Getty’s acquisition of the Getty North Property until December 31, 2006, the Company has spent over $8.5 million in exploration work on the property and adjacent areas, consisting of aerial photographic surveys, diamond drilling, bulk sampling, geological assessments and assaying, geophysical and geochemical surveys, and metallurgical testing. Diamond drilling conducted by Getty since 1993 has totaled 36,348 meters in 143 holes, and 23 kilometers of IP survey, 23 kilometers of geochemical soil sampling survey and detailed geological mapping were conducted.

10.2	Getty South Deposit

The Getty South property has been the focus of intermittent exploration and development activities for decades. Previous work consists of geological mapping, geochemical sampling and laboratory analysis, IP surveys, trenching, drilling, underground development and sampling activities, and bulk sampling and metallurgical testing.

Available analytical laboratory reports indicate thousands of rock, core and chip samples have been assayed during the course of exploration work on the property. Various IP surveys have helped identify the location of the anomalous West Zone mineralization. At least 15 trenches were excavated in 1997 for a total length of approximately 1572 meters (Figure 10.1 and Table 10-1). The locations of the underground workings are shown in Figure 10.2.

The underground workings within the Getty South mineralized zone includes a two-compartment vertical shaft known as the Trojan Shaft that was extended to a depth of 49.1 meters in 1957. There is a total of 1,719 meters of lateral development including the main haulage drifts and crosscuts. As the underground drifts and crosscuts were advanced, sampling was conducted that involved collecting two to four shovels of rock from every ore car loaded from the face. Rib samples were also taken, plus a total of 1,158 meters of diamond drilling was completed from three underground drill stations.

get100-001_pre-fsz_05.03.10.docx	35	West Coast Environmental
and Engineering

OUTSIDE PIT
INSIDE PIT
97-5
68 m @ 0.07 % Cu
97-11
80.0 m @ 1.06 % Cu,
Including 32.0 m @ 1.99 % Cu
97-2
132.0 m @ 0.91 % Cu,
Including 74.0 m @ 1.46 % Cu
97-1
194.0 m @ 0.48 % Cu,
Including 32.0 m @ 1.65 % Cu
97-3
80.0 m @ 0.36 % Cu,
Including 28.0 m @ 0.68 % Cu
97-10
54.0 m @ 0.02 % Cu
97-9
96.0 m @ 0.07 % Cu
97-8
92.0 m @ 0.31 % Cu,
Including 46.0 m @ 0.56 % Cu
97-14
32.0 m @ 0.28 % Cu
97-4
90.0 m @ 0.28 % Cu, Including
(a) 50.0 m @ 0.47 % Cu
(b) 18.0 m @ 0.58 % Cu
(c) 42.0 m @ 0.35 % Cu
a
b
c
97-15
14.0 m @ 0.26 % Cu
97-12
36.0 m @ 0.27 % Cu,
Including 16.0 m @ 0.41 % Cu
Shaft-
Trojan Mine
97-13
124.0 m @ 0.36 % Cu,
Including 32.0 m @ 0.62 % Cu
97-7
42.0 m @ 0.36 % Cu
97-6
40.0 m @ 0.19 % Cu,
Including 18.0 m @ 0.28 % Cu

Source: Getty Copper Inc.

LEGEND:

- trace of breccia contact at surface
- trace of mineralization defined by trenching separate high grade oxide zone
- trace of mineralization defined by trenching mixed oxide/sulphide zone
- Preliminary Pit Outline
- Trojan Mine Shaft

large interval average

Cu % grade values in trenches

small interval average

0 40 80

Approximate Scale in Meters

N

WEST COAST ENVIRONMENTAL AND ENGINEERING

Map of 1997 Trenching
Getty South Property
Getty Copper Project
Kamloops, British Columbia

PROJECT: GET100-001-07	FIGURE 10.1
DRAWN BY: JLT DATE: 10/20/08	REVISION: 04/15/09 JLT
APPROVED BY: CLP DATE: 04/15/09	PRINTED: 04/15/09

OUTSIDE PIT
INSIDE PIT
OUTSIDE PIT
North East Zone
West Zone
Central Zone
East Zone
South East Zone
Shaft-
Trojan Mine
1640
1620
1610
1600
1610
INSIDE PIT
1
2
3
4
5
6
7
8
9
10
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
Source: Getty Copper Inc,
LEGEND:
Trace of breccia contact at surface
Trace of underground mineralized zones
Tertiary Volcanics boundary
Underground workings
Preliminary Pit Outline
Trojan Mine Shaft
Underground Drift Designation
N
0
40
80
Approximate Scale In Meters

WEST COAST ENVIRONMENTAL AND ENGINEERING

PROJECT: GET100-001-07		FIGURE 10.2
DRAWN BY: JLT	DATE: 10/21/08	REVISION: 05/01/09 JLT
APPROVED BY: CLP	DATE: 05/01/09	PRINTED: 05/01/09

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Table 10-1 Getty South Trenching Summary

Trench ID Number	Length (m)	Mineralized Length (m)	Average Grade (% Cu)	Other Grade Details of Trench

97-1	271	194	0.48	32.0 m @ 1.65%
97-2	125	132	0.91	74.0 m @ 1.46%
97-3	71	80	0.48	28.0 m @ 0.68%
97-4	213	90	0.28	50.0 m @ 0.47%
				18.0 m @ 0.58%
				42.0 m @ 0.35%
97-5		68	0.07	-
97-6	39	40	0.19	18.0 m @ 0.28%
97-7	46	42	0.36	-
97-8	99	92	0.31	46.0 m @ 0.56%
97-9	103	96	0.76	-
97-10	58	54	0.02	-
97-11	128	80	1.06	32.0 m @ 1.99%
97-12	76	36	0.27	16.0 m @ 0.46%
97-13	146	124	0.36	32.0 m @ 0.62%
97-14	78	32	0.28	-
97-15	20	14	0.26	-
Total	1572	1174	0.47	-

Summary
Total length of Trenching (meters)				1572
Total length of mineralized length of trench (meters)				1174
Average grade (% Cu)				0.47

Three additional trenches are recommended to fill gaps in the existing trench layout, specifically between trenches 97-1 and 97-2, 97-1 and 97-3, and between 97-4 and 97-12. These “in-fill” trenches should be approximately 150 meters long, and trench 97-3 should be extended about 100 meters to the southwest because the southwest terminus is in an anomalous zone of copper mineralization.

Past drilling programs have included core diamond and rotary percussion drilling. At least 118 diamond drill holes totaling approximately 19,003 meters and 25 rotary holes of undetermined length have been drilled on the property. Underground workings consist of an estimated 1719 meters of exploration drifting in the mineralized subsurface of the Getty South deposit at the 45-meter level.

Reportedly, no significant mineral exploration has taken place since 1997. However, a 50-kilogram sample of oxidized copper mineralized rock was collected from the Northeast Oxide zone and delivered to SGS Lakefield research in Lakefield Ontario in late August 2005.

get100-001_pre-fsz_05.03.10.docx	38	West Coast Environmental
and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

10.3	Summary of Mineralized Zones

Lindinger (2006) classified the mineralized bodies within the Getty South breccia into six zones. These are the West (Main, Trojan or Shaft Zone), Northeast, East, Southeast, Central, and Southwest Zones. These zones are shown on Figure 10.2, except for the Southwest Zone because its exact location is uncertain. Each zone, with the exception of the Central Zone, appears to contain a high-grade core of 0.4% to “multi-percent” copper mineralization which is manifested as chalcopyrite surrounded by a lower grade envelope of 0.2% up to 0.4% copper and/or barren rock. Each of the zones within the separate blocks, appear to grade into each other at depth along north trending deep steep structures. Lindinger (2006) provides detailed exhaustive descriptions of the mineralization characteristics of the various zones within the Getty South deposit, and these descriptions are not repeated in this report.

Weighted average copper grades for the mineralized zones classified by Lindinger have been developed using average copper assay values of muck and “bulk” muck, and face and wall chip and channel samples collected along the main drifts and crosscuts that accessed the major breccia zones. The copper grades were developed by zone based on the heading labeling system also developed by Lindinger (e.g. UGD1, UGD2, etc.)

The West Zone returned a weighted average copper grade of 1.78% over a mineralized distance of 234 meters. The Central Zone returned a weighted average copper grade of 0.28% over a mineralized distance of 195 meters. The East Zone returned a weighted average copper grade of 0.45% over a mineralized distance of 264 meters. The Southeast Zone returned a weighted average copper grade of 0.21% over a mineralized distance of 217 meters. The Northeast Zone returned a weighted average copper grade of 0.33% over a mineralized distance of 537 meters. These intercepts are summarized below.

Mineralized Zone	Drifts	Average Grade (%Cu)	Length of Mineralized Zone

West	1, 2, 3, 4, 5, 6, 7 and 23	1.78	234
Central	7	0.28	195
East	7, 8, 9, 10, 21, and 22	0.45	264
Southeast	9, 10, 11 12	0.21	217
Northeast	13, 14, 15, 16, 17, 18, 19, 20	0.33	537
Total			1,448

Table 10-2 provides a list of the underground drifts (UGD series), total length of each drift, mineralized length, average grade of the mineralized length, and details on high-grade areas within each drift.

get100-001_pre-fsz_05.03.10.docx	39	West Coast Environmental
and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Table 10-2 Getty South Summary of Mineralization within Underground Workings

Drift ID Number	Length (m)	Mineralized Length (m)	Average Grade (% Cu)	Other Grade Details of Drifts

UGD1	78.5	46.5	1.69	25.1 m @ 2.24
UGD2	42.0	40.2	2.01	-
UGD3	35.0	34.0	1.23	15.4 m @ 2.11
UGD4	36.0	35.0	0.70	29.9 m @ 1.67
UGD5	39.0	37.5	2.98	-
UGD6	16.5	16.5	0.27	5.6 m @ 0.48
UGD7-a	11.2	6.2	0.59	-
UGD7-b	195.3	195.3	0.28	7.9 m @ 0.41
				4.8 m @ 0.83
				5.3 m @ 1.31
				4.4 m @ 0.42
UGD7-c	68.0	68.0	0.54	35.0 m @ 0.78
UGD8	77.0	76.0	0.39	15.0 m @ 0.83
UGD9-a	44.5	43.5	0.35	16.5 m @ 0.44
UGD9-b	12.5	12.5	0.10	-
UGD10-a	40.4	39.4	0.28	6.0 m @ 0.97
UGD10-b	149.6	149.6	0.18	4.0 m @ 0.70
				9.7 m @ 0.39
UGD11	34.5	32.5	0.25	5.9 m @ 0.34
				6.6 m @ 0.36
UGD12	24.5	22.5	0.38	6.5 m @ 0.71
UGD13	229.0	212.0	0.18	5.9 m @ 0.44
				6.6 m @ 0.33
				6.6 m @ 0.63
UGD14	62.5	61.5	0.46	17.7 m @ 1.00
				4.4 m @ 0.60
UGD15	78.0	77.0	0.19	7.1 m @ 0.33
UGD16	42.0	41.0	0.27	18.4 m @ 0.39
UGD17	49.0	46.0	0.25	13.1 m @ 0.36
UGD18	18.0	17.0	0.23	-
UGD19	44.0	42.5	0.89	23.5 m @ 1.44
UGD20	46.0	40.0	0.76	27.7 m @ 0.97
UGD21	38.5	25.0	0.73	-
UGD22	49.0	12.0	0.55	-
UGD23	20.0	18.5	2.11	5.7 m @ 4.50
				7.1 m @ 1.66
Total	1,581	1,448	0.54	-
Summary
Total length of Underground Drift Work (meters)				1,581
Total length of Mineralized Length of Drift (meters)				1,448
Average grade (% Cu)				0.54

get100-001_pre-fsz_05.03.10.docx	40	West Coast Environmental
and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

11.0	DRILLING

11.1	Getty North Deposit

Available historic information indicates that to date for the Getty North Deposit, diamond drilling programs have totaled 46,490 meters in 210 holes and percussion drilling has totaled 5,724 meters in 74 holes. Drilling from January 1993 to December 1997 included 36,348 meters of diamond drilling in 143 holes. The acquired drill core was logged by geologists and mineralized sections were selected for assay. During the 1996 drilling program, the upper 15 meters or so were often cased off without sampling because the broken rock or friable material was interpreted by the driller to be overburden. Therefore, the potential copper resources in the upper areas are under estimated.

In 1997, Getty Copper conducted a $3 million program consisting of drilling and sampling 64 diamond drill holes totaling 17,445 meters on the Getty North property. These holes were drilled on sections 30 meters apart to provide the density of data points required for an independent mineral resource estimate. The overall deposit has been systematically drilled on northeast-oriented sections established 30 meters apart.

During 2004 and 2005, Getty Copper conducted exploratory drilling on the “North Extension” of the Getty North Deposit targeting a geophysical IP anomaly. Eight diamond drill holes were completed with a total drilled length of at least 661 meters. The eight holes were drilled between one and four kilometers north of the Getty North property to test a distinct mineralized zone that is separate from the Getty Deposit. The 2004-2005 exploratory drill program is considered regional exploration that is separate from the exploration and development drilling on the Getty North Deposit proper.

At least 302 exploration holes were drilled on the Getty North property with a total drilled length of approximately 55,007 meters. Figure 11.1 shows the location of the drill hole collars on the Getty North property and Table 11-1 lists a summary of drilling by year.

get100-001_pre-fsz_05.03.10.docx	41	West Coast Environmental
and Engineering

641,200m.E
641,300m.E
641,400m.E
641,500m.E
641,600m.E
641,700m.E
641,800m.E
5,604,400m.N
5,604,300m.N
5,604,200m.N
5,604,100m.N
5,604,000m.N
5,603,900m.N
5,603,800m.N
5,603,700m.N
Northern Model Boundary
Southern Model Boundary
Western Model Boundary
Eastern Model Boundary
A
A'
1360
GN95-005
GN97-046
GN97-049
GN97-041
GN97-043
DDH71-2
GN97-23
GN97-044
DDH71-1
P71-3
GN97-28
GN96-015
S-33
GN96-20
GN97-30
GN97-25
18-65
GN97-045
GN97-051
S-31
P-15
K-4
GN96-35
GN97-058
GN95-014
GN96-36
GN95-31
GN95-32
GN97-050
K-13
GN95-009
GN95-010
GN97-004
GN93-001
GN97-064
GN97-07
GN95-008
GN97-057
K-25
DDH14-65
GN95-007
K-3
GN97-059
K-18
GN96-37
GN95-006
GN97-08
GN97-062
K-10
K-14
GN95-011
20-65
GN95-005
GN95-016
GN96-009
GN97-055
GN97-029
GN97-031
GN96-038
GN97-05
GN97-09
GN97-12
P71-14
GN95-018
GN96-010
GN97-040
P71-16
GN97-13
9-65
K-22
GN95-025
GN95-026
GN97-20
GN97-063
GN96-001
GN95-028
GN96-007
K-23
GN97-32
GN97-35
GN97-36
K-26
GN97-01
GN96-40
GN97-26
GN96-008
P-4
GN97-02
GN97-06
K-21
GN96-011
GN96-012
GN95-021
GN95-022
GN95-023
GN95-027
DDH73-2
GN97-16
GN97-18
GN97-19
GN97-11
GN97-15
P-3
1-66
16-65
GN96-17
GN97-14
P71-15
GN97-10
GN97-17
P-16
P-2
GN96-019
GN97-27
GN96-16
GN96-22
P71-10
GN97-003
P-5
K-9
K-11
GN96-18

Source: Getty Copper Inc.

LEGEND:

- GN97-058 — Surface drill holes: Location and number
- Topographic Countours & Contour Intervals (Meters)
- Pit Outline
- 1360 — Section Line
- Roads

N

0 40 80

Approximate Scale In Meters

WEST COAST ENVIRONMENTAL AND ENGINEERING

Location of Drill Holes
Getty North Property

Getty Copper Project
Kamloops, British Columbia

PROJECT: GET100-001-07		FIGURE 11.1
DRAWN BY: JLT	DATE: 10/21/08	REVISION: 05/15/09 JLT
APPROVED BY: CLP	DATE: 05/15/09	PRINTED: 05/15/09

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Table 11-1 Getty North Deposit Drilling Summary

Period	Company	Type	Holes	Designation	Meters

1955-1957	Northlodge Copper Beaverlodge Diamond Uranium- Farwest Tungsten Group	Diamond	27	K-1 to K-27	2,971
1957-1960	Kennco Explorations (Canada) Rio Tinto Canadian Exploration	Diamond	2	K-28 and D-1	354
1964-1965	North Pacific Mines	Diamond	8	65-1 to 65-8	2,349
		Percussion	17	P-1 to P-17	806
1965-1966	Canex Aerial Exploration (previously known as Placer Development Inc.)	Diamond	16	65-9 to 65-22 66-1 and 66-2	2,046
1967	Isaac Schulman Syndicate	Diamond	4	S-30 to S-33	835
1968-1969	Brameda Resources Noranda Exploration Company	Diamond	7	69-1 to 69-3 69-9 to 69-12	964
1970	North Pacific Mines	Percussion	25	P 70-1 to P 70-18 P 70-20 to P 70-26	1,167
1971-1973	Getty Pacific Mining	Percussion	16	P 71-1 to P 71-16	1,527
		Diamond	7	71-1 to 71-3, 72-1 73-1 and 73-2	2,211
1972-1973	Quintana Minerals	Percussion	17	HV 1 to 3, 3A, 4 to 6, 6A, 7,10 to 18	1,548
		Diamond	2	HV5 (390m), QDHV3	868
1974-1992	Robak Industries Ltd	Percussion	10	Unknown	711
1980-1982	TRV Minerals Corporation W.R. Financial Consultants	Diamond	1	Unknown	302
1993	Getty Copper Corporation	Diamond	5	GN 93-1 to 93-5	558
1995	Getty Copper Corporation	Diamond	33	GN 95-1 to 95-33	7,653
1996	Getty Copper Corporation	Diamond	41	GN 96-1 to 96-40 M 96-001	10,692
1997	Getty Copper Corporation	Diamond	64	GN 97-1 to 97-64	17,445
Subtotal		Diamond	217		49,248
Subtotal		Percussion	85		5,759
Total: Diamond + Percussion			302		55,007

get100-001_pre-fsz_05.03.10.docx	43	West Coast Environmental
and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

11.2	Getty South Deposit

Previous exploration programs on the Getty South Deposit have included surface diamond drilling in the 1950’s, 1960’s and 1996, percussion drilling in 1973, various stages of underground diamond drilling between 1961 and 1970, and jackleg sludge drilling in 1968. The West Zone in particular was drilled from surface and underground drilling stations along several orientations.

During the large 44-hole 1957 drilling program, core recoveries were difficult, therefore both core and sludge samples were taken in an effort to determine the grade. Recoveries were estimated at 57% for core and 25% for sludge samples. The 1962 drilling program had similar recovery results, with a core recovery of 61% and sludge recovery of 49%, and thus the core sand sludge assay results produced grade estimates that were one-third below that shown by buck and channel sampling of the underground workings (Allen, 1963). Due to variable recoveries, a combination of core, sludge, muck, and bulk sample assay results were used to determine the grade of the deposit.

Mitsui optioned the property in 1963 and drilled 24 deep vertical wire-line diamond drill holes into and near the West Zone, and on a general 91-meter east-west grid (4 fences) elsewhere. Sludge samples indicated overall recoveries were about 70%. Losses were evidently erratic and possibly confined to steeply dipping fault zones.

In 1968 Phelps Dodge Ltd. completed two diamond drill holes, however little record of this program exists. Available maps indicate they were drilled over 100 meters outside of and to the north of the main breccia zone.

During 1969 and 1970, Mokta (Canada) Limited completed 10 nearly horizontal diamond core holes throughout the breccia body from stations in the underground workings. Detailed logs and assay plots of this drilling program have been located and documented. The 1996 drilling program conducted by Getty Copper Corporation under the supervision of Watts, Griffis & McOuat consisted of 13 widely-spaced reconnaissance surface diamond drill holes. Minor core losses occurred within the faulted areas and undetermined amounts of copper mineralization were lost within fault gouge zones. Drill collar locations were identified by GPS surveys for the holes drilled in 1996.

It is reported that some down-hole acid-tube dip tests were conducted to document the dip of the drill holes. There is no indication that down-hole compass measurements or core photos were conducted. Prior to sampling, the core was logged in detail, and RQD and interval recovery measurements were recorded. Recovery measurements from the 1996 drilling program showed overall good recovery rate was realized, with the majority of the core loss occurring in the large shear zones.

At least 118 exploration holes were drilled on the Getty South property with a total drilled length of approximately 19,003 meters. Figure 11.2 shows the location of the drillhole collars and Table 11-2 provides a summary of drilling on the Getty South property.

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and Engineering

Northern Model Boundary
Southern Model Boundary
Western Model Boundary
Eastern Model Boundary
5,601,000m.N
5,600,900m.N
5,600,800m.N
5,600,750m.N
5,600,700m.N
5,600,600m.N
5,600,500m.N
5,600,400m.N
642,000m.E
642,100m.E
642,200m.E
642,300m.E
642,400m.E
642,500m.E
642,600m.E
A
SECTION
A'
S-34
S-25
S-32
S-33
GS96-11
GS96-12
69-U-3
64-5
64-6
S-28
S-21
64-20
64-7
69-U-6
S-36
S-37
S-15
S-17
64-23
69-U-7
S-6
64-3
S-38
S-23
GS96-05
64-2
64-4
S-20
S-35
S-11
S-42
69-U-10
69-U-11
69-U-9
S-39
S-19
64-16
64-18
Shaft - Trojan Mine
64-19
64-24
GS96-06
GS96-08
64-9
64-8
S-8
64-10
64-10B
GS96-10
64-22
S-9
S-29
64-21
S-1
64-17
GS96-01
64-12
S-22
S-10
GS96-02
GS96-03
GS96-04
S-18
64-14
64-15
S-24
GS96-13
S-44
S-43
LEGEND:
Topographic Countours & Contour Intervals (Meters)
Section Line
Trace of breccia contact at surface
Preliminary Pit Outline
Roads
64-15
Surface drill holes: Location and number
U-1
Underground drill holes: Location and number
Shaft - Trojan mine
Source: Getty Copper Inc.
N
0 20 40 80 100
Approximate Scale in Meters
WEST COAST ENVIRONMENTAL AND ENGINEERING
Location of Drill Holes
Getty South Property
Getty Copper Project
Kamloops, British Columbia
PROJECT: GET100-001-07
FIGURE 11.2
DRAWN BY: JLT
DATE: 10/21/08
REVISION: 05/15/09 JLT
APPROVED BY: CLP
DATE: 05/15/09
PRINTED: 05/15/09

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Table 11-2 Getty South Deposit Drilling Summary

Hole Number	Length in Meters	Hole Number	Length in Meters	Hole Number	Length in Meters

S-1	285	S-40	92	PD68-1	150
S-2	170	S-41	136	PD68-2	94
S-3	124	S-42	100	U-1	183
S-4	190	S-43	111	U-2	135
S-5	80	S-44	140	U-3	139
S-6	162	D-1	49	U-4	35
S-7	133	D-2	102	U-5	40
S-8	151	D-3	104	U-6	52
S-9	204	D-4	102	U-7(A)	25
S-10	218	D-5	102	U-8	27
S-11	198	D-6	121	U-9	48
S-12	196	64-1	263	U-10	52
S-13	200	64-2	247	U-11	38
S-14	227	64-3	158	U-12	25
S-15	218	64-4	198	U-13	16
S-16	197	64-5	196	U-14	115
S-17	272	64-6	154	U-15	55
S-18	312	64-7	213	69-U1	37
S-19	351	64-8	87	69-U2	67
S-20	246	64-8B	285	69-U3	91
S-21	168	64-9	210	69-U5	55
S-22	330	64-10	60	69-U6	69
S-23	372	64-10B	189	69-U7	112
S-24	322	64-11	198	69-U8	91
S-25	66	64-12	168	69-U9	119
S-26	78	64-13	50	69-U10	104
S-27	114	64-13B	23	69-U11	127
S-28	208	64-13C	140	GS96-001	301
S-29	186	64-14	192	GS96-002	55
S-30	88	64-15	160	GS96-003	339
S-31	113	64-16	224	GS96-004	305
S-32	87	64-17	199	GS96-005	268
S-33	271	64-18	289	GS96-006	314
S-34	91	64-19	262	GS96-007	245
S-35	221	64-20	142	GS96-008	44
S-36	91	64-21	263	GS96-009	241
S-37	170	64-22	280	GS96-010	303
S-38	89	64-23	230	GS96-011	261
S-39	92	64-24	137	GS96012	302
				GS96-013	257
Summary
Total Number of Holes Total Length of Holes- Approximate			118 19,003 meters

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

12.0	SAMPLING METHOD AND APPROACH

12.1	Getty North Deposit

Documents that have been reviewed indicate sampling procedures were carried out under the supervision of professionals who ensured that sampling procedures were of industry standard. Drill core was mechanically split by a technician working for Getty Copper. One half of the split core was submitted for preparation and analysis, and the other half was catalogued and stored on site. Each sample submitted for assay represented a 2-meter length of drill core, and the core splitter was cleaned between samples to avoid cross contamination between samples.

Information from Getty reports indicate that core recovery was generally excellent. The drillhole orientations varied in accordance with the geology and its structural characteristics. The samples collected for assay appear to be representative of the mineralization at Getty North. Sampling methods and procedure were reviewed by Bateman, who concluded the methods were of a high standard. However, it has been noted by previous authors that chalcocite was typically washed away during drilling and higher grades may be observed during development of the deposit.

12.2	Getty South Deposit

The 1957 to 1958 phase of underground development was primarily directed at determining the size and grade of the West Zone mineralized breccia pipe on the west side of the Getty South breccia body, also known in the literature as the Trojan and Shaft Zone. The samples consisted of two to four shovels of rock taken from every ore car. Concurrent face chip and wall samples were also taken. A fairly close correlation between these underground sampling techniques was observed. Wall samples by subsequent operators showed generally close correlation to the muck samples. A comparison of sampling results suggested that the copper grades from drilling were lower than grades determined by underground bulk sampling. Therefore, a combination of core, sludge, muck, and bulk sample assay results were used to determine the copper grade.

The sampling program by South Seas Mining Ltd. comprised of underground muck and bulk samples consisted of a “shovel-full” from every ore car after it was coned and quartered. Then on each sample two assays were performed. Available literature also suggests every fourth car was sampled and assayed, concurrently with face-chip and wall sampling.

The 1950 and 1960’s trenching programs were completed during and co-incident with other surface programs, and most analyses were completed at the nearby Bethlehem Mine assay laboratory. In 1968, an exploration program was conducted to test the grade of the breccia by driving a drift and bulk sampling the material. Approximately 4500 tons of material was passed through a crushing plant having a capacity of eight tons per hour. The material was split eight times and the final sample was sent to Bethlehem Copper for assay. As each round was passed through the sampling plant, samples were taken every 15-20 minutes from the two conveyor belts and the first splitter. Ten samples were taken from each of the conveyor belts and 10 from the splitter, and then each group of 10 samples was combined, split and assayed. The assays for the 30 samples were then averaged and compared to the bulk sample. On completion of the sampling program, channel samples were taken along the walls of mineralized sections for comparison.

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Core samples from the 1957 through 1970 programs were split lengthwise with a mechanical splitter with one-half retained and the remainder sent for analyses. Samples for the first three campaigns were analyzed at the Bethlehem Copper mine’s assay laboratory, and in Vancouver at the Coast Eldridge and J.R. Williams analytical facilities.

Systematic sludge sampling programs were initiated concurrently with the 1960 and 1962 diamond drilling programs. Sludge samples were also taken in the 1964 drilling program, probably for correlations with core copper assay results. Notes from the assay certificates for hole D(62)-1 indicated that not all sludge samples were recovered, therefore they were not used in calculations.

The 1973 percussion drilling program in the West Zone was systematically sampled, and references state the cuttings from each hole were sampled by a mechanical splitter which collected approximately one-eighth of the total cuttings. Each sample represented an even 3.05-meter (10-foot) section of drill interval, and assaying was conducted by Bethlehem Copper Corporation.

All of the drill core collected from the 1996 drilling program was split with a manual splitter with one half retained and the remainder sent to Eco Tech for total copper, oxide copper, and occasionally gold, molybdenum and silver analyses. The 1997 chip samples from the trenching program were continuous channel samples apparently 10- to 15-cm wide by 1- to 5-cm thick by about two meters long. The samples were collected parallel to one of the walls, or in some position most favorable for objective and accurate sampling of the exposed material in the excavator trench. The samples were sent to Eco Tech for total copper, oxide copper and occasionally gold, molybdenum and silver analyses.

13.0	SAMPLE PREPARATION, ANALYSES AND SECURITY

Sample preparation and analysis is regulated to provide consistent procedures for the metal mining industry. Eco Tech was used extensively during exploration and drilling of the Getty Project, and a general description of their analytical procedures are included in this section as an example of industry standards used at the time of the analyses (late 1990’s). Eco Tech is registered for ISO 9001-2000 by QMI Quality registrars (CDN 52172-01) for providing assay and geochemical analytical services. Additionally, Eco Tech participates in the Canadian Certified Reference Materials Project (CCRMP) testing program annually.

13.1	Sample Preparation

Samples were catalogued and logged into the sample tracking database and checked for spillage and general sample integrity. It was also verified that the samples match the sample shipment transmittals provided by the client. The rock samples were transferred into a drying oven, and crushed on a Terminator jaw crusher to ensure that 70% passes through a Tyler 10 mesh screen. At an interval of one for every 35 samples, a “re-split” was taken using a riffle splitter for testing to ensure the homogeneity of the crushed material. A 250-gram “sub-sample” of crushed material is pulverized on a ring mill pulverizer to ensure that 95% passes through a 150 mesh screen. The sub-sample was then rolled, homogenized, and bagged in a pre-numbered bag. A barren gravel blank was also prepared after each job during sample preparation to be analyzed for trace contamination along with the actual samples.

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

13.2	Copper Assay Analysis

Samples and standards undergo an aqua regia digestion in 200 ml phosphoric acid flasks. Appropriate standards and repeat “re-split” samples (Quality Control Components) accompany the samples on the data sheet. The digested solutions are brought to volume with Reverse Osmosis water and allowed to settle. An aliquot of sample is analyzed on a Perkin Elmer/Thermo S-Series AA instrument with a copper detection limit of 0.01%. Instrument calibration is done by verified synthetic standards, which have undergone the same digestion procedure as the samples. The standards are selected such that they narrowly bracket the absorbance value of the sample for maximum precision. Results are collated and printed along with accompanying quality control data (repeats, re-splits, and standards).

For the Inductively Coupled Plasma (ICP) Mass Spectroscopy (Mass Spec) analysis, samples are digested in an aqua regia solution for 45 minutes. They are bulked to 10 ml with de-ionized water, and an aliquot of this is taken for analysis on a Thermo X-Series ICP Mass Spec. All synthetic standards are purchased and verified by three independent analysts, and are used for instrument calibration before each ICP-MS run.

A two to three point standardization curve is used to check the high and low linearity. Certified reference material is used to check the performance of the instrument and ensure that proper digestion occurred in the wet lab. Quality Control samples are run along with the client samples to ensure no machine drift or instrumentation issues occurred during the run procedure. Repeat samples (every batch of 10 or less) and re-splits (every batch of 35 or less) are also run to ensure proper weighing and digestion occurred. Results are collated by computer and are printed along with accompanying quality control data (repeats, re-splits, and standards). The ICP-MS detection limits are provided below in Table 13-1, with units in ppm unless otherwise stated.

Table 13-1 ICP-MS Detection Limits

ICP-MS Detection Limits:

Ag	0.02-100	Mo	0.01-2000
Al	0.01-10%	Na	0.001-10%
As	0.1-10000	Ni	0.1-10000
B	1-2000	P	0.001-5%
Ba	0.5-10000	Pb	0.01-10000
Bi	0.02-2000	S	0.02-10%
Ca	0.01-40%	Sb	0.02-2000
Cd	0.01-2000	Sc	0.1-100
Co	0.1-2000	Se	0.1-100
Cr	0.5-10000	Sr	0.5-10000
Cu	0.01-10000	Te	0.02-1000
Fe	0.01-40%	Th	0.1-2000
Ga	0.1-10000	Ti	0.001-10%
Hg	5-10000 ppb	Tl	0.02-1000
K	0.01-10%	U	0.1-2000
La	0.5-10000	V	2-10000
Mg	0.01-30%	W	0.1-100
Mn	1-10000	Zn	0.1-10000

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

13.3	Getty North Deposit

Samples from earlier exploration drilling programs at Getty North appear to have been analyzed by reputable independent analytical laboratories in accordance with accepted industry practices of that time and locale. All samples were shipped to Eco-Tech Laboratories in Kamloops, British Columbia, where they were crushed, pulverized and split according to standard industry practices before analyses were performed. ALS Chemex completed the check assays and Eco-Tech Laboratories stored the samples for future reference. The unused splits were returned to Getty Copper in plastic bags, and Getty Copper stored those samples for further testing, if required.

Drill core samples and remaining splits that were not assayed were stored in the Getty office-warehouse, which is a locked and alarmed storage facility. Eco Tech performed testing for the presence of base metals (copper and molybdenum) and some precious metals (silver and gold), and environmental quality of soil and water. Canex (August 26, 1965) determined the overall average MoS2 content in the rock mass was 0.0338%, and the silver content averaged 0.18 ounces per ton (6 grams per tonne).

13.4	Getty South Deposit

Samples from earlier exploration drilling programs at Getty South appear to have been analyzed by reputable independent analytical laboratories in accordance with accepted industry practices of that time and locale. Much of the underground sampling was sent to the Bethlehem Mine assay laboratory, including samples from the 1963 to 1968 programs.

It appears the sample preparatory efforts used to determine underground copper grades using muck and car bulk samples met or exceeded industry standards at the time. Some of the underground drilling samples were evaluated by check and confirmation sample analysis by Coast Eldridge and Williams analytical facilities in Vancouver. There is insufficient documentation to determine the reliability of historical sample preparation, analyses, and security, except that reputable firms performed these services.

The samples from the 1996 diamond drilling and 1997 trenching exploration programs appear to conform with industry-standard quality control measures. Most samples were sent to Eco Tech for analysis of total copper, oxide copper, molybdenum, silver and gold content.

In 1996 and 1997, Getty Copper used Eco Tech Laboratory in Kamloops and ALS Chemex Lab in North Vancouver (ALS Chemex), and in 2005 Getty Copper used Eco Tech and Acme Analytical Lab. ALS Chemex and Acme laboratories conducted trace element and ore grade analytical testing for copper mineralization using appropriate aqua regia, acid extraction, fusion, and atomic adsorption methods. Eco Tech performed testing for the presence of base metals (copper and molybdenum) and precious metals (silver and gold), and testing for environmental quality of soil and water.

14.0	DATA VERIFICATION

All data in this Technical Report was supplied by Getty Copper for use in assessing the resources of copper and molybdenum present on the Getty North and South properties. WCE did not attempt to confirm the legality of the claims that constitute the Getty Project property.

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

These claims were surveyed to establish their true position at the time of being granted their status. None of the claim posts have been located in the field. The position of the claims have been taken from government and company maps and are presumed to be accurate.

There was no attempt made by the current authors to conduct a field examination survey to verify the exact drill-hole locations, orientations, or depths of all the exploration and development drill holes. WCE performed an extensive exhaustive review of the drill hole and assay databases for both the Getty North and South deposits. The coordinates, orientations, depths, down-hole survey, sample intervals, and assay results were checked for consistency and accuracy, and numerous discrepancies were observed. WCE resolved the discrepancies by comparing available maps, drill logs, assay results, laboratory certificates, spread sheets, and project reports and relevant references in an effort to compile an accurate and reliable updated database.

Previous authors identified that drilling sample recoveries were not always favorable. Gower (1992 GS Compilation Report) states: “All of the drilling on the Getty South property suffers from the problem of poor recovery of core and sludge in the breccia zone.” ; and “The recovery was generally poor in all the drill holes and sludge recovery was considered to be the best guide to the grade of the material.” Likewise, WGM (1996 Amended Highland Valley Report) states: “As mentioned above however, core recovery was not good and the drilling assays are based in large part on sludge sampling”.

The various documents reviewed during the course of preparing the drillhole and assay database appear reliable, and nothing came to the author’s attention that would indicate the information was unreliable or had been misrepresented. Available references indicate that Eco Tech Analytical Laboratories and ALS Chemex used appropriate sample standards and blanks during the drilling programs. The authors presume this information has been prepared by qualified individuals and has not been misrepresented in the existing reports.

A review of the information present at Getty Copper’s Logan Lake and Coquitlam offices was conducted by Craig L. Parkinson. It is WCE’s opinion that the historic exploration and development methods used to evaluate the copper and molybdenum content and geology of the property were of high quality and conducted by professionals utilizing standards commonly used in the mining industry.

During compilation of the drillhole and assay database, WCE contacted Eco Tech, ALS Chemex, and American Assay Laboratories to discuss present and past assay reporting protocol. They were consistent in reporting the “less than” (<) symbol for an assay value less than the detection limit of the analytical instrument. A negative value (typically “-1” or “-2”) indicates no sample was submitted for a specific interval. It is noteworthy that laboratory assay services are provided subject to detection limits and confidence intervals inherent in laboratory methodology.

14.1	Getty North Deposit

Reports reviewed during the present study indicate that laboratory standards were inserted into the Getty North sample stream according to a randomized method to provide an external check of assay values. The reports state further quality control was attained by using a randomized method to select returned assay sample splits to ALS Chemex Labs Ltd. in Vancouver for assay analysis checks. Both Eco-Tech and ALS Chemex are accredited laboratories and assays were carried out by professional assayers certified by the Province of British Columbia.

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

WCE has concluded that the geologists and engineers that managed the Getty North 1996 and 1997 drilling programs may not have had an adequate understanding of the geologic characteristics of the Getty North Deposit. Thus, the core from the Getty North 1996 and 1997 drilling should be re-logged by a geologist experienced in the Highland Valley area.

During the Fall of 2007, Mr. Skopos visited the property and the exploration office in Logan Lake. Mr. Skopos examined the drill core stored at the exploration office storage facility and collected representative samples from specific depth intervals within drill holes GN97-17, GN97-27, and GN95-11. Mr. Skopos submitted the samples to Eco Tech for analysis. Table 14-1 provides a summary of the copper and molybdenum assay results obtained by Eco Tech for the Getty North drilling samples submitted by Mr. Skopos. The original results and the 2007 results are listed for comparison of grade. There is not sufficient data, however, to conduct a statistical analysis of the results.

The weighted average copper grades from the 2007 results coincide well with the original results. The weighted average molybdenum grades from the 2007 results are 40 percent greater than the original results. However, there is no molybdenum grade data for drillhole 95-11, thus a direct comparison cannot be made.

Table 14-1 Data Verification – Getty North Eco Tech Assay Results, November 15, 2007

Sample			Cu Grade (%)		Mo Grade (%)
Number	Drill Hole	Depth (m)	Original	2007	Original	2007
1	97-17	328-330	1.06	.897	.016	.065
2	97-17	326-328	0.95	.872	.016	.026
3	97-27	216-218.07		.089	.012	.009
4	95-11	230-232.33		.608	No Data	.002
5	95-11	229-230.30		.635	No Data	.003
6	95-11	214.5-216.20		.402	No Data	.006
Weighted Average Grade			.516	.588	.015	.021

14.1.1	Database Update

Drilling data and assay results were provided by Getty and consisted of analytical laboratory certificates, drilling logs and summary reports, assay summary reports, surface and sub-surface assay maps, and spreadsheet databases developed by previous workers. The logs, summary reports, and maps were cross-checked with the available laboratory certificates and with each other as applicable to confirm consistency, under direction of a qualified person. The previously developed databases were reviewed and compared to available assay certificate and assay summary reports, and subsequently modified as necessary for consistency. As drill and assay data was entered into the comprehensive database, the data was cross-checked from the various sources indicated above, and the data was randomly and routinely verified with the available lab certificates, and all were in agreement. The Getty North mine model consists of 203 drill holes and lab certificates were available for 11 holes, representing 998 drill core or rock and sludge assays.

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

14.1.2 Mine Model Data

WCE conducted a review of the MEDSystem mine model input file that was generated from the Getty North Excel drillhole and assay databases to identify possible discrepancies between the MEDS and Excel data. WCE project personnel indicated the review revealed a “good seamless transfer of the data” into the mine modeling program. WCE identified the MEDS methodology of using down-hole survey data to compute the ultimate location of the bottom of the core drill holes. The MEDS methodology in interpreting the Getty North survey data appears to be conservative in ultimately estimating the tonnes of copper mineralization.

During a review and compilation of the molybdenum assay data, it was noted that molybdenum was reported as both “ppm” and “%”. WCE converted all molybdenum assay values to “%” for the updated assay database. It was noted that a value of <0.001% had been assigned to Molydenum values of 1 to 9 ppm in prior versions of the database, when in fact 1 ppm=0.0001% and 9ppm=0.0009%. Where ppm values were available, the data input into the database was a true reflection of the assay data (e.g. 5 ppm = 0.0005%). Where assay data was available in percent values, the value for <0.001% was assigned a value of 0.0009% in the database.

14.2	Getty South Deposit

A review of the information at Getty Copper Inc.’s Logan Lake and Coquitlam offices was conducted. It is WCE’s opinion that the numerous historic exploration and development methods used to evaluate the Getty South Deposit were of adequate quality and conducted by professionals utilizing standards commonly used in the mining industry. Similar to the Getty North database, previous authors noted that “data entry errors” were present in the many separate databases, both hard copy and digital. WCE exhaustively examined the drilling and assay databases to identify discrepancies in the data, and has made the appropriate corrections based on the available data as practicable.

14.2.1 Database Update

Drilling data and assay results were provided by Getty and consisted of analytical laboratory certificates, drilling logs and summary reports, assay summary reports, surface and sub-surface assay maps, and spreadsheet databases developed by previous workers. The logs, summary reports, and maps were cross-checked with the available laboratory certificates and with each other as applicable to confirm consistency, under direction of a qualified person. The previously developed databases were reviewed and compared to available assay certificate and assay summary reports, and subsequently modified as necessary for consistency. As drill and assay data was entered into the comprehensive database, the data was cross-checked from the various sources indicated above, and the data was randomly and routinely verified with the available lab certificates, and all were in agreement. The Getty South mine model consists of 93 surface drill holes, 15 underground drill holes, 23 underground exploration drifts, and 15 surface trenches. Lab certificates were available for drill holes and underground workings, representing 61 drill core or rock, bulk, and sludge sample assays.

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

14.2.2	Mine Model Data

WCE conducted a review of the MEDSystem mine model input file that was generated from the Getty South Excel drill hole and assay databases to identify possible discrepancies between the MEDS and Excel data. WCE project personnel indicated the review revealed a “good seamless transfer of the data” into the mine modeling program.

15.0	ADJACENT PROPERTIES

The Highland Valley porphyry copper-molybdenum deposits were first mined on a large scale starting in the early 1960’s when Bethlehem Copper Corporation started their open pit operation on a series of four orebodies totaling approximately 100 million tonnes grading 0.47% copper. Other operators followed with the Lornex, Highmont and Valley copper mines, now known as the Highland Valley Copper Partnership. The Lornex and Valley orebodies were later combined with the Highland Valley operations. In all cases, mining was by large tonnage, low grade open pits using electric shovels and off road trucks to move the ore and waste. Stripping ratios varied from mine to mine, but are in the order of 1:1 to 2:1 (waste: ore) (Schroeter, 1995).

Getty Copper’s Highland Valley property consists of a contiguous claim block covering approximately 212 square kilometers. Getty Copper holds a 100% interest in claims covering the Getty North and a 50% interest under a Joint Venture Agreement with Robak, a private company, on the Getty South mineral claims and crown grants. The terms of the Joint Venture are conditional on Getty Copper maintaining assessment requirements and meeting work commitments.

The Highland Valley porphyry copper deposits occur within the late Upper Triassic (205 to 230 million years old, “my”) Guichon Creek Batholith which intrudes into sedimentary and volcanic strata of Permian and Triassic age. Locally, these rocks are unconformably overlain by early Jurassic (200 my) to middle Tertiary (25 my) sedimentary and volcanic strata.

The Bethlehem, Lornex, Highmont and Valley Copper mines (now called the Highland Valley Copper Partnership) occur in rocks similar to those hosting the Getty and JA deposits. Copper mineralization consists principally of chalcopyrite, bornite and chalcocite; oxide minerals and native copper are common in weathered or faulted rock. The Getty North and South deposits are not significantly different from the larger deposits, and fracturing due to nearby faults is an important structural control. Fracture density is the most important single factor influencing ore presence and grades situated in fault related features and in non-linear breccia zones.

The deposits are generally contained by the classic porphyry copper alteration zoning of quartz stockworks and potassic alteration in the core areas, phyllic and argillic alteration in the intermediate areas, and propylitic alteration in the intermediate and rim areas of the deposits. The higher copper grades occur in the core areas where chalcocite and bornite are important copper minerals, whereas in the lower grade rim areas, chalcopyrite and pyrite are the dominant minerals.

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

The Highland Valley Copper (HVC) mine and the past producing Bethlehem Mine are located south of the Getty South property. The Getty North Property is situated directly northwest of the Getty South Property. The currently producing Highland Valley mine is an amalgamation of the Lornex, Valley Copper, Highmont, and old Bethlehem Mines, as well as the JA copper deposit. Historically, the Highland Valley has been explored and exploited for sulphide copper resources for treatment by flotation to produce smelter feed.

HVC operates three distinct mines-- the Valley Copper Mine, Lornex Mine, and Highmont Mine. The HVC operation is a significant producer of molybdenum and is the largest operating base metal mine in Canada based on tonnes of ore and waste moved per day. The mine is an open-pit truck-and-shovel operation employing conventional drill-and-blast mining methods. The mill uses semi-autogenous grinding (SAG) and conventional flotation to produce metal in concentrate from the ore. Highland Valley is a series of low-grade (0.4% Cu) porphyry copper-molybdenum deposits associated with the younger lower to mid-Jurassic, calc-alkaline Guichon Creek batholith.

The old Bethlehem Mine is about six kilometers south-southeast of the Getty claims. Bethlehem was the first low grade, high volume open pit copper mine in Western Canada. Mining began at the site in 1963 and the assets were purchased by Cominco in 1981. Mining in the original Bethlehem Copper pits ceased in 1982.

The Getty West claim contains copper mineralization in high grade lenses that have been explored superficially and with minor drilling that showed favorable results which offer targets for further exploration. The depth of the oxidation is at least 35 meters based on observations from drilling. The Guichon Quartz Diorite country rock is cut by younger porphyry dikes, and the property appears to represent an uneroded porphyry copper environment similar to the Bethlehem deposit.

The Lornex Copper Mine began production in 1972 and later amalgamated with Cominco’s Valley Copper orebody to form Highland Valley Copper. The Lornex deposit is 1900 metres long, 500 metres wide and plunges northwest to a depth of at least 750 metres. Chalcopyrite, bornite and pyrite constitute 1.5 percent of the ore zone and occur in three roughly concentric sulphide zones. Sulphides occur mainly with quartz as fracture-fillings and coatings, and veins average five to 15 millimeters in width. Molybdenite occurs as thin laminae in banded quartz veins and less often as rosettes in vuggy quartz veins. The oxide zone averages three to 30 metres in thickness and thins toward the east. Supergene minerals are malachite, limonite, pyrolusite, azurite, cuprite, chalcocite, covellite, and native copper. Total production at Lornex is reported at 425 million tonnes of ore.

The Highmont Copper Mine initiated mining in 1979 and ceased production in 1984. The Highmont mill was purchased, moved, and attached to the existing Lornex mill in 1989 forming the Highland Valley Copper Partnership, one of the world’s largest copper concentrators. HVC has renewed production from the Highmont pits, which has higher molybdenum grades but lower copper than the Valley pit.

Production from the Highmont Mine during 1981 to 1984 totaled 37.3 million tonnes of ore which yielded 50,219 tonnes of copper and 6866 tonnes of molybdenum. In 1988, unclassified reserves in “Zone 1” were 87.6 million tonnes grading 0.26% copper and 0.021% molybdenum. The principal economic minerals are chalcopyrite, bornite and molybdenite occurring predominantly in veins and fracture-fillings. Chalcocite occurs in small amounts, and pyrite and specular hematite are gangue minerals.

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Bethlehem Copper Corporation and Cominco conducted extensive drilling from 1967 to 1969. The drilling consisted of 46,161 meters of surface diamond drilling, 6597 meters of underground drilling, and 4662 meters of percussion drilling. The results of sample collection and analytical testing show that bulk samples from underground average 12% higher in copper and 21% higher in molybdenum as compared to the leading diamond drill holes. Also, the percussion drill holes yielded copper grades that typically were 10% higher than comparable diamond drilling at the same depth.

16.0	MINERAL PROCESSING AND METALLURGICAL TESTING

Overview

Mineral processing involves the use of physical processes to manipulate ore particle size, and concentrate valuable minerals using the processes of separation such as froth flotation (sulphide ores), vat leaching, and separation of mineral solids from water and aqueous solutions by thickening, filtering and drying.

Separation of the valuable metal from the gangue (uneconomic) material is required and to complete this task, crushing and grinding is required to maximize the surface area that will come into contact with subsequent chemical processes. Classifiers are used to ensure proper particle sizes are achieved by removing oversize material which is then reprocessed, thus ensuring liberation of all the valuable metal elements. .

Froth flotation or vat leaching are typically used to remove the copper mineralization. In froth flotation, air blown through the mixture attaches to the sulphide copper mineral, causing it to float to the top of the slurry. The copper mineral is then removed with a skimmer. The tailings remain behind and are dewatered and slurried into tailing ponds, and then the water is recovered and recycled. High grade sulfide ores are concentrated using the froth flotation process which results in a copper concentrate of 20% to 40% copper.

Leaching is a process used for chemical dissolution of copper oxide minerals in aqueous solutions using sulfuric acid percolated through or mixed into the material, and collected with acid resistant liners (heap leaching), or solvent extraction. Electrowinning technologies are used to recover the copper from the pregnant leach solution of oxide ores.

16.1	Previous Engineering Studies

Following is a brief summary of the engineering studies previously conducted on the Getty North Deposit, Getty South Deposit, and the Getty Project in general.

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

16.1.1	Getty North Deposit

Beattie Consulting Ltd, September 1996: Column Testing of Bulk Sample from Getty North Deposit

Two column tests were performed on a bulk sample from an outcrop on the Getty North deposit. The tests were conducted on different crushed sizes to demonstrate the sensitivity of the material to size. The operating parameters for the columns were based on conditions projected for a heap-leach operation on the deposit. Test results showed the Getty North material was sensitive to crush size, and a minus ¾- inch was recommended.

A minus ¾- inch crush size achieved a copper extraction of 82.4% over a period of 120 days. The net acid consumption was 17.4 k/tonne after accounting for acid remaining in the circuit at the end of the test. Beattie recommended testing additional samples representing different areas of the deposit to establish the range of metallurgical performance encountered with respect to copper extraction and acid consumption. Additional recommended samples should include material having a range of soluble to total copper ratios to establish the effect of variation on copper extraction. Beattie also recommended a two-lift test to identify the leaching and acid consumption in a multiple-lift scenario.

Beattie Consulting Ltd, February 1997: Flotation Testing Getty North Sulphide Samples

A flowsheet development program was performed on a composite sample prepared from assay core rejects from drillhole DDH 95-18. The testwork showed a flowsheet consisting of rough flotation followed by regrinding and three cleaning stages would result in copper recoveries and grades typical of porphyry copper deposits. Locked cycle testing of the composite over six cycles resulted in a copper concentrate of 30.2% at a recovery of 84.7%, and containing 2.97 g/t gold and 35.6 g/t silver.

The products from one composite were analyzed for molybdenum and determined to contain 0.982% molybdenum, representing 40% of the molybdenum present in the feed. After detailed testwork of the deposit is completed, Beattie recommended investigating the recovery of molybdenum. Work index determinations for the composites showed metric values of 15.4 to 17.8, which are consistent with a medium hard porphyry copper deposit.

Beattie Consulting Ltd, July 1998: Summary of Getty North Copper Leaching Testwork

Column leaching testwork was completed on six composite samples from Getty North, consisting of drill core from drillholes 96-1, 97-1, and 97-2. All samples were crushed to a nominal minus ¾- inch size prior to testing, and it was subsequently determined that the material is very sensitive to crush size. Total copper extraction varied from 57.4% to 68.3% over leach periods that varied from 128 to 323 days, and the average extraction in the tests was 65.4%. Adjusting the results for the difference in sample size gives extractions of 68.8% to 80.4%, with an average of 74.4% of the total copper being leached. The oxide copper dissolution in the tests was approximately 90%. The average acid consumption during the first 50 days of leaching plus an additional 1 kg/tonne during subsequent lifts was 25 kg/tonne. An evaluation of copper extraction by size fraction indicates the material is sensitive to crush size, with copper extractions decreasing for sizes coarser than 1/4 inch. Increasing the crush size to plus ¾-inch would result in copper extractions much lower than the projected values.

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Bateman Engineering Inc., April 29, 1998: Feasibility Outlook (Mine & Process Design) Getty North Mine & SX-EW Cathode Copper Plant

The report was prepared for Getty Copper Corp. Power for Jobs Proposal. Bateman concluded that at a production rate of 4000 to 5000 tonnes of cathode copper per year (24,500 to 31,000 pounds per day), the oxide portion of the Getty North pit would be mined out in five years. They developed a pro-forma base case economic model of the Getty North “Mine” and SX-EW plant project using the following parameters:

  5.8 million tonnes of mineable ore at a grade of 0.46% copper

  Stripping ratio of 1.5:1

  75% recovery from run of mine oxide ore

  Cathode copper price of $US1.00 per pound ($US2.21 per kilogram)

  Mining cost $US 1.50 per tonne

  Processing cost $US 2.05 per tonne

  Administration cost $US 0.50 per tonne

  Capital cost $US 11.7 million ($CD 16.7 million)

The results for the base case analysis are a total pre-tax cash flow of $US 1.84 million at year five, using a discounted cash flow rate of return of 5.0%. Results for the anticipated case, including improved mine design and reduced electrical power via Power for Jobs, are a total pre-tax cash flow of $US 6.26 million using a discounted cash flow rate of return of 19.0%.

Bateman Engineering Inc., May 5, 1998: Project Assessment Report Getty North Deposit

The report was prepared to assess the quality and completeness of existing data on the Getty North deposit, and thus determine if it was viable to proceed toward feasibility. Bateman determined the available geologic data was of high quality and appropriate detail, and that found no detriments to environmental compliance and permitting. They reviewed metallurgical test results and recommended additional testing for a more complete picture of the metallurgy. Bateman recommended to proceed toward feasibility after developing an economic pit design, conducting bulk heap-leach tests, evaluate soluble copper values by assay comparison, and conducting column leach tests on selected size analysis. They also stated the projected operation would produce the best economics at around 5000 tonnes of cathode copper per year.

G&T Metallurgical Services Ltd., August 14, 2001: Mineralogical Analysis of Five Ore Samples, Getty Copper Canada

Five ore samples were submitted from the Getty North deposit for mineralogical analysis and copper speciation chemical analysis to identify the various copper minerals in the samples. The samples consisted of outcrop and broken drill core apparently from core holes GN 97-58 and GN 97-64. Analysis of the drill core showed about 60% of the copper is present as oxide copper mineral (cuprite, azurite, and/or malachite), and the sample from outcrop contained about 90% oxide copper mineral. The remaining copper was present as chalcopyrite, chalcocite, and bornite. Significant metallic or native copper values were evident in one of the samples from GN 97-64 core.

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

SGS Lakefield Research Limited, August 23, 2006: An Investigation of the Recovery of Copper from Getty North Samples

Testwork was conducted on Getty North ore to determine the recovery of copper by continuous vat leaching using INNOVAT methods and conventional solvent extractions and electrowinning (SX-EW). The ore analyzed 0.84% total copper and 0.55% oxide copper (65% of total copper). Copper was recovered from the leach liquor during the pilot plant test in a conventional SX-EW circuit. The recovery of copper from the leach solution was 98%, with an efficiency of 92.5%. The cathodes analyzed 99.97% Cu, and the major impurities were sulfur (210 ppm), silver (25 ppm), lead (15 ppm), and iron (9.5 ppm). SGS stated the copper purity could be improved by fine tuning the SX-EW circuit.

16.1.2	Getty South Deposit

Britton Research Limited, April 23, 1969: Metallurgical Tests on a Sample of Copper Ore from the Trojan Property

This report describes a series of concentration tests conducted on a sample of ore from the “Highland Valley B.C. Trojan property” (Getty South) submitted by South Seas Mining Limited. The test head sample assayed 1.53% total copper, 0.10% oxide copper, 0.88% sulfur and traces of gold and silver. The sample had a specific gravity of 2.76 and a grinding work index of l3.4 t o 14.8 KWH per ton. The results of seven tests showed overall copper recoveries up to 98% could be obtained by grinding the ore to 65% minus 200 mesh followed by froth flotation. A high grade concentrate, up to 47% copper, could be produced by two-stage cleaning the rougher concentrate. Treating similar ore in a full-scale mill should recover at least 95% of the copper in a concentrate assaying 45% copper, 20% iron, 26% sulfur, 4% silica, a trace of gold, 0.5 ounce per ton silver, and negligible amounts of harmful impurities.

16.1.3	Overall Getty Project

Mackie, D.A., (INNOVAT Limited), February 2007: Interim Scoping Study III for Copper Mining and Processing Facilities for the Getty North and South Deposits

The scoping study was prepared to give an analysis of using the Continuous Vat Leaching process as an alternative to the Heap Leach SX-EW process suggested by Bateman (1998). When the scoping study report was completed, the price of copper had increased more than three-fold and substantially improved the potential economics of the project. Based on “order-of-magnitude” capital and operating cost estimates, the project economics could be improved during the first two years of operation by processing the higher-grade oxide material in the Getty South Deposit.

Mackie stated that continuous vat leaching alleviates many problems encountered in operating heap leach facilities. There is an advantage gained by continuous vat leaching with relatively quick 72-hour leach cycles. The report suggests the use of heap leach pads for containing residue and leaching of off-grade, transition, and some sulfide ore. Cathode copper is readily marketable and the report assumed production would be based on the production of cathode copper.

A bankable feasibility study was recommended following further analysis, ore reserve estimation, and continuation of processing studies at SGS Lakefield Research. The feasibility study should confirm the projected economics or suggest alternate studies to optimize the plant size and ore mixes necessary to achieve production. Mackie indicated that following a bankable feasibility study, the process facilities could be operable within two years.

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

AMEC E&C Services Limited, September 2003: Getty Copper Inc. Scoping Study Report

The scoping study was based on a review of geological, mining, metallurgical and resource calculation work done on the property to date. AMEC assumed that INNOVAT continuous vat leaching and ELSA powder copper cementation technologies would be used on the Getty Project. They recommended the following for the project to move forward:

  Continue with bench scale test programs to explore opportunities for improving leach characteristics of oxide and sulfide mineralization and recovery methods of copper from solutions.

  Construct a pilot plant of suitable scale to test and prove the INNOVAT vat leaching and ELSA powder copper cementation technologies and conduct large scale tests for treatment of oxide and sulfide mineralization.

  Delineate the Getty South oxide and sulphide resource.

  Explore other porphyry targets and delineate them by drilling where appropriate

  Develop trade-off studies at the pre-feasibility level to delineate the best exploration targets and process routes leading to feasibility.

  Conduct a feasibility study based on the results of the above program.

AMEC projected a cost of $CD 6,015,900 and a duration of 68 weeks to complete the feasibility study, including drilling, environmental studies, pilot testing, and the feasibility analysis. They stressed the environmental baseline studies must reflect all seasons, and thus would require a full year for completion. The baseline studies would not have to be completed prior to initiating the feasibility study. They stated the exploration program is schedule-critical, and project evaluation should wait until the exploration work was completed. A detailed cost estimate for a full feasibility study could not be presented without first determining the size and grade of reserves to support the project.

An interesting note, however, was presented by AMEC within the section titled “The Path Forward.” They state the smallest annual copper production in their database was about 15,000 tonnes per year, and thus that was the subsequent basis for their scoping study report. Therefore, AMEC allowed their internal database limitations dictate their analysis of the required tonnes and grade for the project to move forward. WCE does not believe such methodology to be industry standard.

17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The CIM Definition Standards state, in part, that a mineral resource is an occurrence of natural solid material in the Earth’s crust in such form, quantity, and quality (grade) that the material has a reasonable prospect for economic extraction. The authors of this Technical Report believe that the location, quantity, grade, continuity, and geologic characteristics of the Getty North and Getty South mineral resources have been adequately interpreted from the available geologic evidence, data, and analytical test results. The Getty North and Getty South mineral resources have a reasonable prospect for economic extraction by modern surface mining methods under current metal prices and economic conditions. Mineral resources that are not mineral reserves do not have economic viability at this time.

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

17.1	Historical Resource Evaluations

A summary of the various mineral resource evaluations and resultant quantitative resource estimates compiled prior to WCE’s involvement are provided herein. These mineral resource assessments are not compliant with NI 43-101 requirements and are provided for historical purposes only, and while relevant should not be relied upon.

In 1992, Stephen Gower (Gower) evaluated the geological resources for the Getty South deposit based on copper values acquired from trenching, diamond drilling and underground exploration. Gower was confident that the tonnage figures in his geological model were accurate, but was not as confident with the grade estimate. The most reliable grade data came from underground exploration, but due to the limited extent of the underground workings it was not reasonable to allow those grades to influence the entire breccia zones. Diamond drilling was carried out from surface and underground sites, however, as reported earlier, recovery of core and sludge was variable. Surface trenching exposed several higher copper grade zones along contacts.

For the determination of grade within the geological block model, Gower used values from surface trenching, underground samples, and assay results from surface and underground diamond and percussion drilling. Where high copper values were encountered in trenches, the values were cut to the underground average value in the same block to avoid overly influencing that block. Drill results were used as reported by Trojan Mines Ltd., but Gower factored the drill results by 1.4 times to account for the generally poor sludge and core recoveries. In 1996, Gower Thompson & Associates Ltd. (GTA) designed a block model of the Getty South deposit. The total resources were estimated at 36 million tonnes at a grade of 0.47% copper and classified the resources as inferred.

In 1997, KHA Resource Modeling Inc. (KHA) conducted an independent mineral resource estimate on the Getty North deposit based on 159 diamond drill holes (total length of 36,348 meters) which Getty Copper drilled during 1993 to 1997. The drill holes were systematically drilled on sections 30 meters apart to provide the data point density required by KHA. KHA generated a mineral deposit estimate of the Getty North deposit using computerized 3D geologic and block models. Using a cut-off grade of 0.2%, KHA calculated the following resource estimate for the Getty North deposit:

GETTY NORTH RESOURCES ESTIMATED BY KHA 1997

Resource Zone	Resource Category	Million Tonnes	Grade Cu%

Oxide	Indicated	6.453	0.541
Sulfide	Indicated	26.653	0.432
Total	Indicated	33.106	0.453

Oxide	Inferred	0.429	0.416
Sulfide	Inferred	7.821	0.352
Total	Inferred	8.250	0.355

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

The total indicated resources estimated by KHA in 1997 are similar to the inferred resources estimated by GTA in 1996. Bateman Engineering Inc. (Bateman) reviewed the KHA resource model and presented two reports in 1998. Bateman describes KHA’s method as reasonable and generated in a logical and professional manner. The model was constructed with data from 163 drill holes. Other drill holes exist and the results of those holes were used by Bateman to aid in geological interpretation but not for copper-grade interpolation. Bateman stated the pre-Getty Copper drillhole database contained long composites and had gaps in assay information.

17.2	Recent Resource Evaluations

The most recent NI 43-101 compliant mineral resources evaluations for the Getty Project are those conducted by Craig L. Parkinson, PG in February 2008 as employed with WCE, and in 2007 while employed with Vector Engineering, Inc. (Vector). These resource estimates and associated methodologies are discussed in this section. Section 17.4 provides current updated copper and molybdenum resource and reserve estimates using three-dimensional computer modeling software.

17.2.1	Getty North Deposit

On February 21, 2008, Mr. Parkinson authored a technical report titled “National Instrument 43-101 Technical Report of the Getty North Copper Deposit, Kamloops Mining Division, British Columbia, Canada”, and WCE submitted the report to Getty Copper. The mineral resource estimates within the 2008 Technical Report were based on review of the geological resource model prepared by KHA in 1997. Mr. Parkinson found the input parameters, methods, and output results of the resource estimate to be reasonable and consistent with industry standards applicable in 1997. In preparing the 2008 43-101 Technical Report, Mr. Parkinson did not conduct an exhaustive review of the geologic logs and interpretations nor the drillhole and assay databases upon which the KHA 1997 models were based. For the current report, the databases were extensively reviewed by WCE.

The drill-hole database summary used for 2008 resource study of the Getty North project consisted of at least 284 drill holes with a total drilled length of approximately 52,214 meters. A representative section depicting the geology and mineralized zones is provided above as Figure 9.1 (Section 1390SE). Section 1390SE is one of 16 sections oriented northeast–southwest across the Getty North Deposit, Sections 1240SE through 1690SE. Mineralized resource blocks were constructed by KHA from drilling and sample assay results, and the blocks were then depicted on sections respective of the geology and mineralization sections.

The February 2008 Technical Report disclosed indicated and inferred copper resource estimates for the Getty North Deposit that were based on KHA’s resource model. The indicated and inferred copper resources are composed of numerous mineralized blocks projected from drill intercepts and mineral continuity data collected from surface sampling. Configuration and estimates of grades of the copper resource blocks were based on drill intercept data and on direct observation on the surface by KHA personnel.

The geologic and mineralized zones evaluated for the WCE 2008 Technical Report are depicted in section view in Figure 9.1. WCE incorporated the various KHA maps of surface exposures, drill data, geologic information, cross sections, and various reports during the course of calculating the copper resources at Getty North.

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

WCE (2008) also estimated the molybdenum resources contained within the Getty North Deposit. WCE employed a methodology in which the Getty North molybdenum resource tonnages were conservatively estimated to be similar to the copper resource tonnages at a cutoff grade of 0.2% copper. This methodology was used for an initial preliminary molybdenum resource estimate because a review of the Getty North maps and cross sections showed that molybdenum mineralization generally occurred in association with copper mineralization.

The Getty North molybdenum resource grades were based on a detailed analysis of the available drill assay data by Michael J. Skopos, CPG and Mr. Parkinson. Mr. Skopos compiled the molybdenum grades and drill intercepts from a review of the drilling and assay data records on file at the Getty Copper Logan Lake Office in British Columbia. Mr. Skopos confirmed the assay data for molybdenum as reported by the analytical laboratory (Eco Tech, Kamloops B.C.) was metallic molybdenum (Mo) and not molybdenite (MoS2). Mr. Skopos annotated the Getty North Deposit Sections 1300SE through 1690SE with the molybdenum grades for each drill intercept that contained reported molybdenum mineralization.

Mr. Parkinson estimated the Getty North Deposit molybdenum grades by calculating the weighted average of the drill-assay intercept molybdenum grades compiled by Mr. Skopos and annotated on Getty North sections 1300E through 1690E. He then calculated a weighted-average molybdenum grade separately for the oxide and sulfide zones of each section. Mr. Parkinson only used molybdenum assay data from drill holes that also contained anomalous copper mineralization, or were adjacent to drill holes that exhibited anomalous copper mineralization. Using this methodology, the molybdenum resources were classified as indicated resources. No inferred resources of molybdenum were calculated for the 2008 report.

Table 17-1 presents the copper and molybdenum mineral resource estimates for the Getty North Deposit compiled by WCE in the 2008 Technical Report on the Getty North Deposit.

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Table 17-1 Getty North Mineral Resource Estimates – February 2008

Cut-Off Grade = 0.2% Copper

Copper Resources
Resource Zone	Resource Type	Total Resource (millions of tonnes)	Grade (% Cu)	Pounds of Copper (millions)	Kilograms of Copper (millions)
Oxide	Indicated	6.45	0.541	76.94	34.89
	Inferred	0.43	0.416	3.94	1.79
Sulfide	Indicated	25.65	0.432	244.33	110.81
	Inferred	7.82	0.352	60.70	27.53
Total	Indicated	32.10	0.454	321.27	145.70
Total	Inferred	8.25	0.355	64.64	29.32
Molybdenum Resources
Resource Zone	Resource Type	Total Resource (millions of tonnes)	Grade (% Mo)	Pounds of Molybdenum (millions)	Kilograms of Molybdenum (millions)
Oxide	Indicated	6.45	0.013	1.849	0.839
Sulfide	Indicated	25.65	0.015	8.484	3.848
Total	Indicated	32.10	0.0146	10.333	4.686

Tonnes x Grade% ÷ 100 x 2205 pounds/tonne = Pounds

17.2.2	Getty South Deposit

Mr. Parkinson authored a technical report titled “National Instrument 43-101 Technical Report for the Getty South Copper Deposit, Kamloops Mining Division, British Columbia, Canada”, dated June 18, 2007 (Vector 2007). The report was based on geological and assay information provided by Getty Copper and the geological resource models, as well as those prepared by Mr. Skopos and Mr. Lindinger.

Mr. Skopos had previously verified the drill hole, trench, and sample locations, and accuracy of the drill results and assay database. He examined relevant geologic and drill assay cross sections, plan maps showing the assay results of trench sampling, and elevation maps depicting copper resource blocks of the underground levels. Using these maps and sections, Mr. Skopos measured the width, length, and depth of individual mineralized blocks within the near-surface oxide mineralized zone and deeper sulfide mineralized zone. He subsequently calculated the tonnes and grade of specific zones and blocks, and used this data to estimate the copper resources at the Getty South deposit. Mr. Parkinson reviewed the geologic and mineral resource model in detail with Mr. Skopos, and agreed with the input parameters, methods, and output results of the resource estimate.

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

The drill-hole database used for the 2007 resource study of the Getty South project consisted of at least 118 drill holes with a total drilled length of 20,353 meters. In addition to the drilling results, 15 trenches with a total length of 1,572 meters were evaluated in conjunction with observations made in the 1,719 meters of underground workings. During preparation of the resource model, the following cross sections were reviewed:

Watts Griffis McOuat (WGM) 1997
Northing Sections- 400, 450, 500, 550, 600, 650, 700, 750, 800, 850

Vern Neissen 1996
Northing Sections- 5600450, 5600550, 5600650, 5600750, 5600850

Gower 1992
118230, 118500, 119000, 119200, 119300, 119500, 119700

A.G. Pentland 1967
118500, 1196000, 119200, 119300, 119500, 119700

Mitsui 1964
A-A’, N1-1’, N2-2’, 3-3’, 4-4’, 5-5’, 7-7’, 9-9’, 64-2--64-1, 64-17—64-18 64-16—64-23, 64-22—64-19,

The minerals resources estimated in 2007 for the Getty South Deposit were based on length, width, and down-dip extension of the mineralized zones for each block in the conceptual model. The strike length of known mineralized structures is in excess of the lengths used for each individual block. The mineral resource is composed of numerous mineralized blocks projected from drill intercepts, underground sampling, and mineral continuity data collected from surface trenches. Configuration and estimates of grades of the resource blocks are based on drill intercept data and on direct observation of the structures in underground workings.

Maps of surface trenches and underground workings, drill data, geologic maps and sections, and various reports were reviewed during the course of calculating the resources at Getty South using a cut-off grade of 0.20% copper. The deposit consists of an upper oxide zone that extends to an average depth of approximately 45 meters, and a lower sulfide zone that extends to an elevation of 1375 meters. The summary of the Vector (2007) resource estimate for copper resources in the oxide and sulfide zones calculated at a 0.2% copper cut-off grade is presented in Table 17-2.

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Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Table 17-2 Getty South Inferred Mineral Resource Estimates- June 2007

Based on a Cut-Off Grade = 0.2% Copper

Copper Resource Estimates
Ore Type	Total Resource (millions of tonnes)	Grade (% Cu)	Pounds of Copper (millions)	Kilograms of Copper (millions)

Oxide	3.10	0.51	34.9	15.8
Sulfide	25.06	0.46	255.2	115.7
Total	28.16	0.47	290.1	131.6

17.3	Mineral Resource and Reserve Classifications

The authors of this report evaluated the mineral resource models for the Getty Project based on the available geological and assay information provided by Getty Copper and other sources. The resource and reserve classifications conform to the CIM classification of NI 43-l0l resource and reserve definitions and Companion Policy 43-101CP. The mineral resources and mineral reserves have been classified according to the CIM Standards on Mineral Resources and Reserves: Definitions and Guidelines - November 2005.

17.3.1	Mineral Resources

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase ‘reasonable prospects for economic extraction’ implies judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Mineral Resources are sub-divided in order of increasing geological confidence into Inferred, Indicated, and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

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Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

The CIM Definition Standards states, in part, that a Measured Mineral Resource is part of a mineral resource in which the quantity, grade, density, shape, and physical characteristics are well established. These parameters were estimated with a level of confidence sufficient to allow the appropriate application of technical and economic factors to support production planning and evaluation of the economic viability of the deposit. The Mineral Resource estimates in this Technical Report were not classified as Measured Mineral Resources due to a lack of assay density and extent.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

An Inferred Mineral Resource is based on geologic evidence, historic and modern sampling, and reasonable geologic and grade continuity assumptions. The Inferred Mineral Resource estimate presented in this Technical Report is based on geologic information and sample assay data obtained by appropriate techniques from outcrops, trenches, pits, workings, and drill holes.

Assay results from samples collected during drilling were used to calculate estimates of tonnes of material and potential grade. During the evaluation of the mineral resource estimates contained in this Technical Report, the authors followed the requirements stated within the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards, November 22, 2005, excerpts of which follow:

“Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variations from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.”

“Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.”

“Due to the uncertainty which may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.”

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Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

The authors have not identified any environmental, permitting, legal, title, taxation, socioeconomic, marketing or political factors that might impact the estimate of mineral resources identified in this Technical Report. Because this is an historic mining area that has produced in the past and is still currently producing, no unusual mining constraints are anticipated to exist. This Preliminary Feasibility Study did not identify any mining, metallurgical, infrastructure or other relevant factors that may materially affect the estimates of the mineral resources or potential production.

17.3.2	Mineral Reserves

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Reserves are those parts of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which is the basis of an economically viable project. The project must take account of all relevant processing, metallurgical, economic, marketing, legal, environmental, socio-economic and governmental factors. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The term ‘Mineral Reserve’ need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified. Application of the Proven Mineral Reserve category implies that the Qualified Person has the highest degree of confidence in the estimate with the consequent expectation in the minds of the readers of the report. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect potential economic viability.

A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated Mineral Resource, and in some circumstances a Measured Mineral Resource, demonstrated by at least a Preliminary Feasibility Study. The study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. This Preliminary Feasibility Study did not identify any mining, metallurgical, infrastructure or other relevant factors that may materially affect the estimates of the mineral reserves or potential production.

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

17.4	Current Copper and Molybdenum Mineral Resource and Reserve Estimates

Mineral resources and reserves that comply with CIM definitions and standards for a NI 43-101 Preliminary Feasibility Study have been identified and modeled for both the Getty North and Getty South deposits. A preliminary three-dimensional computer block model of the Getty North and South deposits has been constructed and preliminary pits have been designed. The computer models were developed using MineSight® software produced by Mintec, Inc., and separate models were developed for the Getty North and Getty South deposits. MineSight® software offers flexibility for geologic modeling and mine planning, and is extensively used in mine evaluation and development.

The existing model database contains sufficient resource classification information to generate indicated and inferred resource estimates. The model is based on recent topographic survey data provided by Weyerhaeuser. WCE identified numerous discrepancies in the drillhole database and the identified discrepancies have been resolved. These discrepancies are discussed in detail in Section 14.

17.4.1	General Model Parameters

Design Criterion

Pit designs were completed using a “Cone Miner” method. This procedure imposes an inverted cone on each block in the model that is above the breakeven cutoff grade. The software program then calculates which blocks must be “mined” to expose the block in question. It then summarizes the material within this cone and, if positive, these blocks are considered “mined”. It then moves to the next block and repeats the process. The resulting surface represents an economic pit shell.

The modeling was performed using a “Nearest Neighbor” method. Copper grades were estimated for both the North and South deposit and molybdenum grades were estimated for the North deposit. Lack of molybdenum assay data prevented molybdenum grade estimation for the South deposit. The pit designs are based on the Cone Miner method, and there was no attempt to include haulage access and detailed haulage design. Therefore, a 10% external dilution or waste tonnage factor was incorporated into the reserve estimates. Note that no attempt was made to develop an internally undiluted model. Internal dilution is included due to the compositing size of the blocks. Internally diluted resource models result in lower resource grades and therefore are more conservative by nature.

Drill Hole Databases

The Getty North database contains information from 203 drillholes totaling 45,832 meters of drilling. The maximum drillhole depth is 593 meters and the average is 218 meters. Analysis of the sample intervals shows that the majority range between 1.5 and 3.0 meters, with an average assay interval of about 2.0 meters. Copper grades were obtained from all the samples collected. Molybdenum grades were obtained from 150 drillholes totaling 38,341 meters.

The Getty South database contains information from surface and underground drilling, surface trenching, and underground drift work. The surface drilling consists of 93 holes totaling 16,570 meters, and the underground drilling consists of 15 holes totaling 986 meters. Total drilling is thus 108 drillholes totaling 17,556 meters of drilling. Analysis of the sample intervals shows that the majority range between 0.3 and 5.0 meters, with an average assay interval of about 2.0 meters. Copper grades were obtained from all the samples collected, and molybdenum grades were not obtained from any drillholes.

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

The maximum surface drillhole depth is 372 meters and the average is 175 meters. The maximum underground drillhole depth is 183 meters and the average is 66 meters. Surface trench lengths are a maximum of 256 meters and the average is 105 meters. Underground drift lengths are a maximum of 275 meters and the average is 69 meters.

Drill Hole Composites

Drill holes were composited into 10-meter down hole intervals and these composites were used in block grade estimation and to simulate the expected bench height. Because the composite height is the same as the expected bench height, all resource and reserve models are internally diluted. Based on reviewing several individual drill holes both composited and uncomposited, the internal dilution is estimates at approximately 5%. No attempt at distinguishing rock types or other estimation controls was made. General variography indicated a sill range of close to 100m in the horizontal plane and about 50-60m in the vertical plane.

Model Limits

The following criteria define the dimensions of the Getty North and Getty South block models:

	Northing	Easting	Elevation
Getty North	5,603,710 to 5,604,350	641,190 to 641,830	1330 to 1900
Getty South	5,600,220 to 5,601,040	642,980 to 642,630	1320 to 1670

Topography

The topography of the area was supplied by Weyerhaeuser Company (Kamloops Office) in an AutoCad format, covering both deposit areas. This data was loaded into MineSight® and encoded into the modeling scheme. The topography is important to limit the upper extent of mineralization when calculating mine designs.

Block Model

A block model for copper was created for both deposits using a Nearest Neighbor or Polygon estimation technique, and the block estimate is based solely on composited grades. This technique assigns a grade value to each block from the nearest composite value. The estimation distance was limited to 200 meters in the East-West and North-South directions, and 30 meters in the vertical direction. These distances were selected to ensure maximum extension while minimizing over estimation. The 30 meter vertical distance was chosen to avoid downward over extension. This technique also allows “filling” blocks upward and eliminating missing block grades near the surface.

Variograms show a sill at about 60 to 90 meters and another at about 200 meters. The 200-meter search was used as a maximum distance so that most blocks of interest are estimated. After estimation, the model was visually examined to make sure blocks were estimated accurately, and that the model filled in between drill holes where distances seemed reasonable. Near the bottom of the deposit the drilling gets sparse, and blank spaces (no block estimation) were allowed. In the heart of the deposit the drilling estimated all blocks between drill holes.

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Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Classification of the model is based on the experience of the modeler and distances that meet the above criterion. Blocks greater than 100 meter from a drill hole were not used in any further work. Blocks within the first variogram range (50 meters) were classified as “Indicated”. At 100 meters, most blocks in the heart of the deposit were assigned a grade and these blocks were classified “Inferred”.

A block model was completed for molybdenum grades for the North deposit. Again, a nearest neighbor method was used with similar search ranges. There was insufficient data for molybdenum grade estimation for the South model.

Resource Classification

Blocks were classified as indicated and inferred based on the distance from the block center to the nearest composite. Blocks with distances (lengths) ≤50 meters were classified as indicated, and blocks >50 meters and ≤100 meters were classified as inferred. A visual review of the block model shows these values are reasonable, and the distances are consistent with preliminary variogram modeling.

17.4.2	Model Input Parameters

Parameters used in the pit designs are as follows:

Specific gravity	Getty North = 2.6; Getty South = 2.76
Pit Slope	52 degrees overall
Bench Height	10 meters
Mining Cost	$1.35 US/tonne both ore and waste
Processing Cost	$10.89 US/tonne ore
General and Admin	$0.64 US/tonne ore
Copper Price	$3.29 US/lb 36-Month Trailing Average
Molybdenum Price	$29.33 US/lb 36-Month Trailing Average (MoO3)
Copper Recovery	91%
Molybdenum Recovery	50%

For the Getty North and South mine models, WCE used a copper price of US$ 3.29 per pound (US$ 7.25 per kilogram) and a molybdenum price of US$ 29.33 per pound (US$ 64.67 per kilogram). These metal prices are based on a 36-month trailing or moving average analysis with an ending date of December 31, 2008. The moving average is an indicator frequently used in technical analysis showing the average value of a commodity’s price over a set time period. Moving averages are generally used to measure momentum and define areas of possible support and resistance. Moving averages are used to emphasize the direction of a trend and to smooth out price and volume fluctuations.

The moving average, also called a trailing, rolling, or running average, refers to a statistical technique used to analyze a set of data points. The method creates an average or unweighted mean of one subset of the full data set at a specific time, with each number in the subset given an equal statistical weight. A moving average is a set of numbers, each of which is the straight-line average or arithmetic mean of the corresponding subset of a larger set of data points.

A moving average can be applied to any data set, but is most commonly used with time series data to smooth out short-term fluctuations and highlight longer-term trends or cycles. Moving averages are lagging indicators and are always “behind” the price, and therefore fit in the category of trend-following indicators. When prices are trending, moving averages work well. However when prices are not trending, moving averages can give misleading signals.

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Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

The Moving Average analysis tool in Microsoft Office Excel 2003 was used on the Getty Copper Project to develop a trend and resultant trailing average commodity price for both copper and molybdenum. The trailing average commodity price is developed based on a price regime established using an iterative process incorporating past month-end average pricing for the past 36-months, beginning with January 2006 through the end of December 2008.

The trailing average price regime is a series of month-end average pricing developed using an interval (n=3, 4, 5, 6, 7, 8, 9, 10) of past commodity pricing, a series of straight line averages of subsets of the full data set, or the unweighted mean of the previous n data points. The interval is the number of data points used to calculate the series of straight line averages which is the trailing average price regime. The trailing average price regime can then be plotted and compared against the average month-end commodity prices of the full data set, and thus long-term commodity price trends or cycles become evident.

A straight line average of the trailing average price regime is the trailing average commodity price for the given commodity. The larger the interval, the smoother the trailing or moving average line. Likewise, the smaller the interval, the more the moving average is affected by individual data point fluctuations. To avoid under or over-valuation of the commodity price for purposes of mine modeling evaluation and economic analysis, the selected price is a straight line average of the 36-month trailing or moving average prices developed using the intervals from n=3 to n=10.

It is notable that as the interval increases, the difference between the moving average price and the straight line average price of the full data set increases. Use of the straight line average of the moving average price regime (36-month moving average prices, n=3 to n=10) also serves to soften the affect of this phenomenon. In summary, use of the trailing or moving average tends to minimize the impact of wildly fluctuating prices in the current volatile metals market.

WCE and Mr. J. Ed Switzer evaluated the mineral resource models for the Getty Project based on the available geological and assay information. Mr. Switzer developed the current model using 10-meter resource blocks because the smaller blocks allow for more detailed estimation parameters to be applied to the ore zones. Mr. Parkinson reviewed the model construction process in detail with Mr. Switzer and agrees with the input parameters, methods, and output results of the MineSight® three-dimensional resource model.

The resource blocks are coded in different colors corresponding to specific copper and molybdenum grades as percent. The color codes and corresponding grades are then depicted on the models and pit designs. The resource blocks are 10 meters in each direction, and thus represent 1000 cubic meters of copper-mineralized material. Analysis of the resources using the MineSight® modeling software resulted in the classification of inferred and indicated mineral resources.

Combining the results of the block model and economic parameters, the indicated mineral resources were upgraded to probable reserves. Thus, the Getty North and South deposits have been modeled to contain indicated and inferred resources, and probable reserves.

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Cut-off grade is a function of technical and economic parameters, and defines the economic portion of the resource at the time of determination. Breakeven cut-off grade incorporates the total unit operating costs (mining, processing, and administration), process recovery, and metal prices.

The copper cut-off grade was calculated by the following formula:

Cut-Off Grade = (Mining Cost + Processing Cost + G&A Cost)
(Recovery x Price)

17.4.3	Model Results

Resource Estimate

Blocks classified as Indicated (Block Code 2) and Inferred (Block Code 3) presented a resource estimate based on the cone miner method and an operating cut-off grade of 0.17% copper. The indicated resource estimate does not provide a breakdown between oxide and sulfide estimates because both oxide and sulfide material will be mined together and processed together through the same plant. A summary of the copper and molybdenum Indicated and Inferred Mineral Resource estimates for the Getty North and Getty South deposits is provided below in Table 17-

3. The resources include mineralization both within the preliminary pit design and beyond the pit design, but which have reasonable prospects for economic extraction under favorable economic conditions. Because of the 10 meter compositing used for the resource estimate, the resource estimate will take into account internal dilution and may show lower grade than if the small compositor or no compositing was used to develop the resource.

Table 17-3 Summary of Getty Project Indicated and Inferred Mineral Resources

Deposit	Indicated Resources (millions of tonnes)	Grade
		Cu%	Mo%
North	69.258	0.370	0.005
South	45.148	0.377	No Data
Total	114.406	0.373	---
Deposit	Inferred Resources (millions of tonnes)	Grade
		Cu%	Mo%
North	18.166	0.271	0.005
South	23.593	0.278	No Data
Total	41.759	0.275	---

Note that the copper resource grades are lower than stated in previous reports. This is because a lower cut-off grade was used in the mine model, and the model is based on much-improved drilling and assay databases.

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Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Reserve Estimate

The mineable Reserve estimate is based on mineable resource blocks classified as Indicated (Block Code 2). As indicated above, pit shells were created using the Cone Miner method and an operating cut-off grade of 0.17% copper. To account for haulage access and dilution during mining, a 10% waste tonnage (external dilution) was incorporated into the reserve estimates. Internal dilution is incorporated into the model due to the composite size being equivalent to the bench height in the model. When the pit is modeled, the mining size composite (in this case 10 meters) must be able to support the economics or it is considered waste. The 10 meter composite includes both internal waste and ore. As the block model and pit is developed, all of the internal waste is accounted for within the compositing and pit development. The total expected dilution within the reserve estimates is 10% for external dilution and greater than 5% for internal dilution. A summary of the Probable Mineral Reserve copper and molybdenum estimates for the Getty North and Probable Mineral Reserve copper estimates for Getty South is provided in Table 17-4.

The Indicated Mineral Resources are inclusive of those Mineral Resources modified to produce the Probable Mineral Reserves. Dilution during mining is reflected in the amount of waste rock and resultant strip ratio of the reserves estimate. Internal dilution is developed through the compositing in the mine model. Mining losses due to haul roads, wall effects, and pit exits have been conservatively accounted for by increasing the amount of waste rock by 10%, which in turn increases the strip ratio. The corresponding tonnage estimates of waste result in a total life-of-mine strip ratio of 2.6, or 2.6 tonnes of waste per 1 tonne of ore.

Table 17-4 Summary of Getty Project Probable Mineral Reserves

Deposit	Probable Reserves (millions of tonnes)	Grade
		Cu%	Mo%
North	49.691	0.397	0.005
South	36.870	0.405	No Data
Total	86.561	0.400	---

Note: Molybdenum credits were not included in calculating reserves or resources and the Molybdenum estimated grade is provided for additional information only.

There was insufficient molybdenum assay data within the Getty South database to construct a model of the molybdenum resources and reserves within the Getty South deposit. WCE recommends selectively collecting samples from the existing drill core for subsequent laboratory analytical testing, and supplement the database with the results.

The economic viability of the project is presented in Section 19, and confirms the probable reserve estimates meet CIM definitions. At the time of reporting, and currently, the project is economically viable using current spot prices and, we believe, prevailing long-term price estimates. A review of the sensitivities shows a sustainable, viable project at either the middle to high end of the ±30% confidence range on a before-tax and NPV 5% basis. The project is negatively impacted to the point to threaten sustainability at the lower end of these sensitivity ranges. A review of the Copper/Molybdenum price, IRR, and NPV indicate the project is highly leveraged to copper price fluctuations.

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

17.4.4	Model Statistics

Figure 17.1 and 17.2 are frequency histograms and cumulative probability plots of Cu and Mo assay data respectively for the Getty North deposit model. For Cu, the cumulative probability plot shows there is a distinct change in the assay population at about 0.40% Cu, corresponding to a cumulative probability of 80%. The 20 percent of the assays above 0.40% Cu effectively represent the economic ore. A model of the geology and rock types, will assist in more accurately estimating the copper resources within the deposit.

For Mo, cumulative probability plot shows the population is erratic at about 0.040 % Mo, corresponding to a cumulative probability of 98%. The high grade assays should be compared to the assay certificates for accuracy. Drill hole GN 96-14 has significant highly-anomalous Mo grades that should be confirmed. It is possible that very large sample lengths were composited into a single assay, which would affect grade estimation. The Mo is either very high grade thin veins, or low grade and fairly evenly disseminated.

Figure 17.3 is the frequency histogram and probability plot of Cu assay data for the Getty South deposit model. The Getty South deposit shows a typical log normal population. A maximum cap grade of 4.00 % Cu was chosen from the Log Probability plot. Assays greater than this value have an inordinate impact on the mineralization estimation, and will be set back to 4.00%. There are 35 such assays, and the drill holes with these assays were visually inspected for anomalous grades.

There are three holes with waste grade values immediately above and below the high grade assays (64-10B, 64-11, and 64-15), and do not match the overall population. The assays were reviewed from the documents provided by Getty Copper and the anomalous nature was confirmed by WCE. The original laboratory assay certificates are not available, however. Samples of core from the anomalous zones should be collected and re-assayed. The remaining samples all had reasonable grade values immediately above and below the high grade assays, which supports the continuity of the grade distribution.

Copper and molybdenum grade assay values were loaded to the MineSight program, and population statistics were completed on both deposits. The results are shown below:

Model	n	Mean	Standard Deviation	Coefficient of Variation	Maximum
Getty North Copper	19,366.196		.234	1.187	3.540
Getty North Molybdenum	14,482.003		.009	3.107	.388
Getty South Copper	8,951.238		.509	2.138	7.670

The Coefficient of Variation represents a dispersion of the data and is used to measure relative differences in grade variation. The higher the number, the more variability there is within the deposit for the particular parameter. Thus, molybdenum assays in Getty North show the most variability, copper assays in Getty South show less variability, and copper assays in Getty North show the least variability.

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Getty North Cu Assays
10
1.0
0.10
0.010
Cu
0.01 0.1 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.9 99.99
Cumulative Probability (percent)

Getty North Cu Assays
30.6
25
20
15
10
5
0
Frequency (Percent)
0.000 0.250 0.500 0.750 1.000
Cu

N	19366
m	0.196
σ^2	0.054
σ/m	1.187
min	0.000
$q_{0.25}$	0.040
$q_{0.50}$	0.099
$q_{0.75}$	0.300
max	3.540

Class width = 0.050
The last class contains
all values ≥ 0.950

WEST COAST ENVIRONMENTAL AND ENGINEERING

Copper Assay Data
Histogram and Probability Plot
Getty North Deposit
Kamloops, British Columbia

PROJECT: GET100-001-07		FIGURE 17.1
DRAWN BY: JLT	DATE: 10/17/08	REVISION: 12/19/08 JLT
APPROVED BY: CLP	DATE: 12/19/08	PRINTED: 12/19/08

Getty North Mo Assays
1.0
0.10
0.010
0.0010
Mo
0.01 0.1 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.9 99.99
Cumulative Probability (percent)

Getty North Mo Assays
63.4
25
20
15
10
5
0
Frequency (Percent)
0.000 0.020 0.040 0.060 0.080
Mo

N	14482
m	0.003
σ^2	0.000
σ/m	3.107
min	0.000
$q_{0.25}$	0.001
$q_{0.50}$	0.001
$q_{0.75}$	0.003
max	0.388

Class width = 0.002
The last class contains
all values ≥ 0.078

WEST COAST ENVIRONMENTAL AND ENGINEERING

Molybdenum Assay Data
Histogram and Probability Plot
Getty North Deposit
Kamloops, British Columbia

PROJECT: GET100-001-07		FIGURE 17.2
DRAWN BY: JLT	DATE: 10/18/08	REVISION: 12/19/08 JLT
APPROVED BY: CLP	DATE: 12/19/08	PRINTED: 12/19/08

Getty South Cu Assays
10
1.0
0.10
0.010
Cu
0.01 0.1 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.9 99.99
Cumulative Probability (percent)

Getty South Cu Assays
38.5
25
20
15
10
5
0
Frequency (Percent)
0.000 0.250 0.500 0.750 1.000
Cu

N	8951
m	0.238
σ^2	0.259
σ/m	2.138
min	0.000
$q_{0.25}$	0.030
$q_{0.50}$	0.080
$q_{0.75}$	0.230
max	7.670

Class width = 0.050
The last class contains
all values ≥ 0.950

WEST COAST ENVIRONMENTAL AND ENGINEERING

Copper Assay Data
Histogram and Probability Plot
Getty South Property
Kamloops, British Columbia

PROJECT: GET100-001-07		FIGURE 17.3
DRAWN BY: JLT	DATE: 10/18/08	REVISION: 12/19/08 JLT
APPROVED BY: CLP	DATE: 12/19/08	PRINTED: 12/19/08

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Figure 17.4 provides Resource Grade – Tonnage Curves for the Getty North and Getty South deposits. For Getty North, at the cut-off grade of 0.17% Cu used in the model, the indicated resources for Getty North are 69.3 million tonnes at a copper grade of 0.37%. Increasing the cut-off grade results in a decrease in resource tonnes and an increase in the copper grade percentage.

For Getty South, at the cut-off grade of 0.17% Cu used in the model, the indicated resources for Getty South are 45.1 million tonnes at a copper grade of 0.38%. Increasing the cut-off grade results in a decrease in resource tonnes and an increase in the copper grade percentage.

17.4.5	Model Sections and 3D Perspectives

During construction of the Getty Project 3D computer models, the Getty North and Getty South deposits were treated as separate models. For the Getty North model, East-West sections and North-South sections were generated to depict the copper and molybdenum resource blocks, pit outline, surface topography, and drillhole intercepts. A representative East-West section for Getty North (looking north) is provided in Figure 17.5, and a representative North-South section (looking west) is provided in Figure 17.6. These figures show Inferred Resources and Indicated Resources. The Indicated Resource blocks within the preliminary pit design were subsequently modified to produce the Probable Mineral Reserves.

For the Getty South model, East-West sections and North-South sections were generated to depict the copper resource blocks, pit outline, surface topography, and drillhole intercepts. A representative East-West section for Getty South (looking north) is provided in Figure 17.7, and a representative North-South section (looking west) is provided in Figure 17.8. These figures show Inferred Resources and Indicated Resources. The Indicated Resource blocks within the preliminary pit design were subsequently modified to produce the Probable Mineral Reserves.

Drillholes are also shown in these figures. Drillhole intervals for which assays were reviewed, are shown in black and those for which assays were not reviewed are shown in grey.

By combining the East-West and North-South sections within the modeling software, Three-dimensional (3D) conceptual perspective visualizations were constructed to depict the resource blocks in three dimensions, and with the pit outline, surface topography, and drillhole intercepts. Typical 3D perspective views for the Getty North and Getty South models are provided in Figure 17.9 and 17.10, respectively. Drillhole intercept views for the Getty North and Getty South models are provided in Figure 17.11 and 17.12, respectively.

A series of 3D images were generated in 1997 for the Getty North Deposit which outlined the location of the oxide and sulfide copper resources at that time. Figure 17.13 shows a southwest looking view of one of the 1997 images of the Getty North Deposit with the oxide and sulfide resources depicted. Accounting for the different view directions, note how the lower lobes of the sulfide resources in Figure 17.13 correspond to the lower-most blue-colored blocks within the current Getty North Block Model in Figure 17.9. Thus, the 1997 model supports the present NI 43-101 Preliminary Feasibility Study and block model.

get100-001_pre-fsz_05.03.10.docx	79	West Coast Environmental
and Engineering

Getty North
Tonnes (x 1,000)
Cu
120,000
100,000
80,000
60,000
40,000
20,000
-
1.200
1.000
0.800
0.600
0.400
0.200
0.000
Cu %
0
0.1
0.2
0.3
0.4
0.5
0.6
Cutoff Grade Cu%
Getty South
Tonne (m)
Cu
120,000
100,000
80,000
60,000
40,000
20,000
-
1.200
1.000
0.800
0.600
0.400
0.200
0.000
Cu %
0
0.1
0.2
0.3
0.4
0.5
0.6
Cutoff Grade Cu%

WEST COAST ENVIRONMENTAL AND ENGINEERING

Resource Grade-Tonnage Curves
Getty North & South Deposit
Kamloops, British Columbia

PROJECT: GET100-001-07	FIGURE 17.4
DRAWN BY: JLT DATE: 10/23/09	REVISION: 12/30/09 DMI
APPROVED BY: CLP DATE: 01/04/10	PRINTED: 01/04/10

641200 E
641400 E
641600 E
641800 E
1800
1700
1600
1500
1400
1300
GN97-021
GN95-005
DDH17-65
GN97-036
ELEVATION

LEGEND
Topographic Surface
Pit Outline
Drill Holes (Portions where assays have been checked are in black)
Block Copper Grades %

Block Copper Grades %	Probable Mineral Reserves	Inferred Mineral Resources
≥ .2 and < .4		
> .4 and < .6		
> .6 and < .8		
> .8		

View Is Looking North

Note: Blocks are 10-meters in dimension.

Inferred Mineral Resources, Indicated Mineral Resources, and Probable Mineral Reserves

0 50 100
Approximate Scale In Meters

WEST COAST ENVIRONMENTAL AND ENGINEERING

Getty North Block Model
East-West Section 5604050
Distribution of Cu%
Getty Copper Project
Kamloops, British Columbia

PROJECT: GET100-001-07		FIGURE 17.5
DRAWN BY: JLT	DATE: 01/12/09	REVISION: 04/08/10 DL
APPROVED BY:	DATE: 01/16/09	PRINTED: 04/08/10

5603800 N
5604000 N
5604200 N
5604400 N
1900
1800
1700
1600
1500
1400
1300
1200
ELEVATION
GN96-022
GN96-016
GN97-014
GN95-013
GN97-023
GN97-056

LEGEND

Topographic Surface

Pit Outline

Drill Holes (Portions where assays have been checked are in black)

Block Copper Grades %

- ≥ .2 and < .4
- > .4 and < .6 — Probable Mineral Reserves / Inferred Mineral Resources
- > .6 and < .8
- > .8

View Is Looking West

Note: Blocks are 10-meters in dimension.

Inferred Mineral Resources,
Indicated Mineral Resources,
and Probable Mineral Reserves

0 50 100
Approximate Scale in Meters

West Coast Environmental and Engineering

Getty North Block Model
North-South Section 641590
Distribution of Cu%
Getty Copper Project
Kamloops, British Columbia

PROJECT: GET100-001-07	FIGURE 17.6
DRAWN BY: JLT DATE: 01/12/09	REVISION: 04/08/10 DL
APPROVED BY: DATE: 01/16/09	PRINTED: 04/08/10

642000 E
642100 E
642200 E
642300 E
642400 E
642500 E
642600 E
642700 E
1900
1800
1700
1600
1500
1400
1300
1200
ELEVATION
GS96-008
GS96-005
97-14
97-07

LEGEND

Topographic Surface

Pit Outline

Drill Holes (Portions where assays have been checked are in black)

Block Copper Grades %

≥ .2 and < .4			
> .4 and < .6	Probable Mineral Reserves		Inferred Mineral Resources
> .6 and < .8			
> .8			

View Is Looking North

Note: Blocks are 10-meters in dimension.

Inferred Mineral Resources, Indicated Mineral Resources, and Probable Mineral Reserves

0 50 100

Approximate Scale in Meters

WEST COAST ENVIRONMENTAL AND ENGINEERING

Getty South Block Model
East-West Section 5600750
Distribution of Cu%

Getty Copper Project
Kamloops, British Columbia

PROJECT: GET100-001-07		FIGURE 17.7
DRAWN BY: JLT	DATE: 01/12/09	REVISION: 04/09/10 DL
APPROVED BY:	DATE: 01/16/09	PRINTED: 04/09/10

5600400 N
5600600 N
5600800 N
5601000 N
1800
1600
1400
1200
ELEVATION
S-20
69-U-5
S-18
S-24
64-136
LEGEND
Topographic Surface
Pit Outline
Drill Holes (Portions where assays have been checked are in black)
Block Copper Grades %
≥ .2 and < .4
> .4 and < .6
> .6 and < .8
> .8
Probable Mineral Reserves
Inferred Mineral Resources
View Is Looking West
Note: Blocks are 10-meters in dimension.
Inferred Mineral Resources, Indicated Mineral Resources, and Probable Mineral Reserves
0 50 100
Approximate Scale in Meters
WEST COAST ENVIRONMENTAL AND ENGINEERING
Getty South Block Model
North-South Section 642280
Distribution of Cu%
Getty Copper Project
Kamloops, British Columbia
PROJECT: GET100-001-07
FIGURE 17.8
DRAWN BY: JLT
DATE: 01/12/09
REVISION: 04/09/10 DL
APPROVED BY:
DATE: 01/16/09
PRINTED: 04/09/10

LEGEND

Block Copper Grades %

- > .4 and ≤ .6
- > .6 and ≤ .8
- > .8

Getty North Block Model
322 Degrees Azimuth
Getty Copper Project
Kamloops, British Columbia

WEST COAST ENVIRONMENTAL AND ENGINEERING

PROJECT: GET100-001-07	FIGURE 17.9
DRAWN BY: JLT DATE: 01/22/09	REVISION: 05/13/09 JLT
APPROVED BY: CLP DATE: 05/13/09	PRINTED: 05/13/09

LEGEND

Block Copper Grades %

> .4 and ≤ .6

> .6 and ≤ .8

> .8

WEST COAST ENVIRONMENTAL AND ENGINEERING

Getty South Block Model
282 Degrees Azimuth
Getty Copper Project
Kamloops, British Columbia

PROJECT: GET100-001-07	FIGURE 17.10
DRAWN BY: JLT DATE: 01/22/09	REVISION: 05/29/09 JLT
APPROVED BY: CLP DATE: 05/29/09	PRINTED: 05/29/09

LEGEND

Drillhole Intercept

WEST COAST ENVIRONMENTAL AND ENGINEERING

Getty North Pit Drillhole Intercepts
331 Degrees Azimuth
Getty Copper Project
Kamloops, British Columbia

PROJECT: GET100-001-07		FIGURE 17.11
DRAWN BY: JLT	DATE: 01/22/09	REVISION: 05/29/09 JLT
APPROVED BY: CLP	DATE: 05/29/09	PRINTED: 05/29/09

LEGEND

Drillhole Intercept

Getty South Pit Drillhole Intercepts
282 Degrees Azimuth
Getty Copper Project
Kamloops, British Columbia

PROJECT: GET100-001-07	FIGURE 17.12
DRAWN BY: JLT DATE: 01/22/09	REVISION: 05/29/09 JLT
APPROVED BY: CLP DATE: 05/29/09	PRINTED: 05/29/09

Existing
Topographic
Surface
Conceptual
Pit Outline

Source: Getty Copper Inc.

View is Looking Southwest

LEGEND

Oxide Copper Resources

Sulfide Copper Resources

WEST COAST ENVIRONMENTAL AND ENGINEERING	**1997 Getty North Resource Model** Getty Copper Project Kamloops, British Columbia	
PROJECT: GET100-001-07		FIGURE 17.13
DRAWN BY: JLT	DATE: 04/06/09	REVISION: 04/06/09 JLT
APPROVED BY: CLP	DATE: 04/06/09	PRINTED: 04/06/09

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

17.4.6	Mineral Reserves Classification Methodology

The conversion of mineral resources to open pit ore reserves is achieved through geologic and mining engineering evaluations, drilling and assay verification, pit optimization and design, and associated modifying parameters. Through the process of pit optimization and pit layout, a series of economically mineable resource blocks are created which form the basis for mineable reserves. Three aspects are integral to the conversion of resources to reserves:

•	Ore extraction and processing methods used in relation to the orebody characteristics which determine mining dilution and recovery

•	Overall project operating costs and cut-off grade

•	Applying molybdenum and copper recoveries to the copper equivalency formula when computing reserves.

The following summarizes the methodology of obtaining mineral reserves:

1.	Drilling and assay data is input into respective spreadsheet databases

2.	Model application produces a Mine Block Model of economically mineable resource blocks

3.	Mineralized material is classified into codes for ore and waste

4.	Resources are classified as Indicated or Inferred

5.	Indicated Resources are developed into Probable Reserves

The methodology is provided as a Reserve Calculation Flow Sheet in Figure 17.14.

get100-001_pre-fsz_05.03.10.docx	90	West Coast Environmental
and Engineering

Reserve Calculation Flow Sheet

Input Data
Drilling and Assay Databases
Model Application
Mine Block Model
Product Classification
Product Code "Ore" Cu% ≥ 0.17%
Product Code "Waste" Cu% < 0.17%
Waste
Confidence Classification
"Class" = 2 Indicated Resources
Cone Miner Application
Probable Reserves
"Class" = 3 Inferred Resources

WEST COAST ENVIRONMENTAL AND ENGINEERING	**Reserve Calculation Flow Sheet** Getty Copper Project Kamloops, British Columbia	
PROJECT: GET100-001-07		FIGURE 17.14
DRAWN BY: JLT	DATE: 10/23/08	REVISION: 04/09/09 JLT
APPROVED BY: CLP	DATE: 04/09/09	PRINTED: 04/09/09

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

18.0	OTHER RELEVANT DATA AND INFORMATION

18.1	Local Land Use Zoning, Planning, Bylaws and Development Plans

In 1995, the Provincial Cabinet approved the Kamloops Land and Resource Management Plan (LRMP) which covers a 2.2 million hectare area including the Highland Valley. The LRMP was initiated in 1989 by the Ministry of Forests as a multi-agency and public stakeholder process intended to identify suitable activities and land uses for the planning area. The Getty Copper property is within an area designated as a General Resource Management zone by the LRMP. Within this zone most land use activities are considered appropriate including mining, forestry, ranching and recreation.

The current boundary of the District of Logan Lake includes all of the Mining Lease of the HVC Mine. Tax revenue from the HVC operations represents a significant part of Logan Lake's tax base. The Mayor of Logan Lake, in a letter dated March 24, 1998, expressed the full support of the District of Logan Lake for the Getty Copper project.

The Environmental Assessment Process

B.C.'s Environmental Assessment (EA) [December 30, 2002] process provides a mechanism for reviewing major projects to assess their potential impacts. B.C.'s environmental assessment process is in place to ensure that major projects meet the goals of environmental, economic and social sustainability. The assessment process is also needed to ensure that the issues and concerns of the public, First Nations, interested stakeholders and government agencies are considered.

The Environmental Assessment Office (EAO) operates independently and coordinates the assessment of proposed major projects in British Columbia, as required under the Environmental Assessment Act. The EAO works with First Nations, government agencies and the public to ensure major projects are developed in a sustainable manner. The assessment process examines major projects for potentially adverse environmental, economic, social, health and heritage effects that may occur during the lifecycle of these projects.

In general, the EA process includes four main elements:

1.	Opportunities for all interested parties, including First Nations and neighboring jurisdictions, to identify issues and provide input.
2.	Technical studies of the relevant environmental, social, economic, heritage and health effects of the proposed project.
3.	Identification of ways to avoid or mitigate undesirable effects and enhance desirable effects.
4.	Consideration of the input of all interested parties in compiling the assessment findings and making recommendations about project acceptability.

An environmental assessment certificate, if issued by ministers at the conclusion of an environmental assessment, represents government's approval in principle and allows a proponent to seek any other statutory authorizations needed to proceed with the project. WCE believes application for an environmental assessment certificate is warranted at this time based on the economic feasibility results herein.

get100-001_pre-fsz_05.03.10.docx	92	West Coast Environmental
and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

The B.C. Environmental Assessment Act (BCEAA) is the legal framework for the province’s EA process for proposed major projects. The BCEAA is supported by several regulations, including the Reviewable Projects Regulation, as well as a variety of policy, procedure and technical guidelines.

Once a project is reviewed and approved, the mining operator is granted an EA certificate by two provincial Ministers (one of which is the Minister of Environment). Approval is required prior to issuance of permits and other approvals necessary to construct and operate a large-scale project in B.C.

18.2	Environmental Considerations

Several studies have been conducted for preliminary evaluation of environmental conditions and mitigate potential impacts from mining development of Getty North and Getty South. Data from the existing baseline studies that have been completed will be useful in obtaining an Environmental Assessment Certificate per the BC Environmental Assessment Act in the future. However, it is likely that several supplemental studies and update of the existing studies will be required to define an adequate baseline of data for Environmental Assessment (EA) approval.

The following is a general list of Valued Environmental Components (VEC’s) for the Environmental Assessment process as outlined in the BC Mine Proponent’s Guide (draft dated June 2006):

Aquatic Environment and Surface Hydrology
-	Surface Hydrology, Surface Water Quality, Aquatic Habitats, Aquatic Fauna, and Aquatic Vegetation
Geophysical Environment
-	Physiography and Topography, Soils and Geology, Hydrogeology and Groundwater, Natural Hazards
Atmospheric Environment
-	Climate, Wind, Precipitation, and Air Quality
Terrestrial Environment and Wildlife
-	Biophysical Information/Vegetation, Wildlife, and Threatened and Endangered Species
Land Use Context
-	Land Use Regime, Current Land Status/Use, Aesthetics, Proposed Land Use, and Land Acquisition
Socio-Community Conditions
-	Socio-Community Profile and Population Demographics, Housing, Transportation, and Services
Socio-Economic Conditions
-	Local and Regional Economy, Labour Supply, and Businesses
Public Health
-	Health Profile and Public Health Parameters
Navigable Waters Issues
-	Waterways, and Design Parameters
First Nation Setting
-

Identification of Potentially Affected First Nations, Socioeconomic/Community Parameters, Social and Health Issues, Economic Issues, Traditional Use, Cultural and Archaeological Parameters, and First Nations Rights and Land Use Planning

get100-001_pre-fsz_05.03.10.docx	93	West Coast Environmental
and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Environmental conditions for the Getty Copper Project are summarized below and existing baseline environmental studies are listed in Section 22 (References).

18.2.1 Environmental Scenario or Setting

Getty Copper has conducted environmental work on the property since 1992. Baseline environmental studies for flora and fauna and archaeology are mostly complete. Baseline ground water quality is being studied as part of an overall geohydrologic study that began in 2005. Studies directed towards socio-economics, soils, and other disciplines are outlined in the “Social Evaluation Report” in the “Power for Jobs Report”.

Acid Rock Drainage

A preliminary assessment of acid rock drainage (ARD) has been completed. The study indicated that half of the low grade dump leach sulphide samples had a low to no acid generating potential, three quarters of the higher grade milling sulphide samples had a low to no acid generating potential and three fifths of the unoxidized low grade leachable samples had low to no acid generating potential. Work to date indicates that both the waste and ore materials have significant inherent buffering capacity but also contain moderate sulphide concentrations. Details of ARD study results are summarized in sections below. Additional ARD characterization will be needed to further assess the acid generating potential for the waste and ore grade materials that will be disturbed.

Fish and Wildlife

No populations of fish that could support recreational fishing are known to exist within the Getty Project. Well outside of Getty Copper's property Guichon Creek supports populations of Coho and Chum Salmon, Steelhead, Rainbow Trout and Mountain Whitefish downstream of Mamit Lake (26 km south east of the project area). Low and intermittent stream flows as well as the existence of natural barriers (waterfalls, etc.) on the Getty are likely the main factors inhibiting the distribution of fish. Since stream flows in the vicinity of the proposed mine and plant are intermittent and unsuitable for supporting permanent fish populations, no recreational or commercial fishing occurs on the Getty Copper mineral tenure.

The Thompson Plateau/Highland Valley area supports a variety of large mammals including moose, mule deer, black bear, cougar and lynx. Moose are likely the most abundant ungulate in the vicinity of the Getty Copper exploration area with winter densities measured in the range of 3-14 moose/km (Lemke, 1997), which is among the most dense populations in the Kamloops region. Abundance of ungulates is likely attributed to excellent winter habitat within a large "No Shooting" restricted area of the Highland Valley Copper mining lease.

Furbearers in this area include Marten, Fisher, Snowshoe Hare and Red Squirrel. Significant numbers of bird species in the area include Northern Goshawk, Barred Owl, Great Grey Owl, Northern Pygmy Owl, Blue Grouse, Spruce Grouse, Ruffed Grouse and a variety of songbirds. Reptiles and amphibians are not common given the high elevation of the Getty deposits but a few Western Garter and Common Garter snakes may be present. The Spotted Frog and Long-toed Salamander may be present in wetlands and riparian zones.

get100-001_pre-fsz_05.03.10.docx	94	West Coast Environmental
and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

According to the B.C. Conservation Data Centre, no rare or endangered species have been reported in the vicinity of the Getty Copper property.

Vegetation

Three biogeoclimactic zones occur on the Getty Copper property. The dry cool subzone of the Interior Douglas-fir occupies the lower elevations of the property, generally below 1460 m in elevation. The dry cool subzone of the Montane Spruce is found between elevations of 1450 m and 1650 m and the Engelmann Spruce Subalpine Fir zone is found above 1650 m elevation up to 2060 m. Both the Getty North and the Getty South Deposits are located in the Montane Spruce biogeoclimactic zone with Getty North bordering on the Engelmann Spruce Subalpine Fir zone.

Most of the property located outside of clear-cut areas is forested with Lodgepole Pine, White Spruce and isolated patches of Trembling Aspen. Hybrid Spruce is also common with Engelmann Spruce occurring at higher elevations with Subalpine Fir. White Spruce stands generally grow in areas with poorer drainage conditions, while stands of Lodgepole Pine and Trembling Aspen are found in areas which are well drained. Several areas have been logged and revegetated with pioneer vegetation species such as grasses, sedges and forbes in combination with systematic vegetation of tree species as required under the B.C. Forest Practices Code.

Water

The Getty North and Getty South deposits are located in the upper reaches of the Guichon Creek watershed. The Getty North and Getty South deposits are located in the Forge Creek and Axe Creek sub-basins of the Guichon Creek watershed, respectively. The Getty Copper mineral property is generally drained by relatively small ephemeral streams that join with Guichon Creek, which is a tributary to the Nicola River which discharges to the Thompson River and then to the Fraser River.

Miles and Associates (2002) conducted a hydrometric study of the Getty North area during 1998 to 2001, during a period in which stream flows were identified as being smaller than average. They did not indicate water supply would be an issue with the Getty Project, and stated the results of their analysis should be adequate for initial minesite design and permitting requirements. Miles suggested there could be benefit to re-establishing the gauging program if streamflow hydrology data becomes a critical factor in minesite design.

There is a relatively good database of recorded flow rates for the larger tributaries draining the Getty property through the Water Survey of Canada. Active hydrometric stations are on Guichon Creek and Witches Brook, and historical data is available from old stations on Pukaist Creek, Barnes Creek and Axe Creek. In addition to the regional flow data available from the Water Survey of Canada, Gartner Lee and Getty Copper have collected flow information at most of the surface water sampling sites used in the water quality monitoring program.

The flows of Guichon Creek and its tributaries have already been fully licensed, primarily for agricultural use. Low water flows during summer are sometimes considered limitations to salmon and trout production in the Guichon Creek watershed. There is a surplus of water in Guichon Creek during spring snow melt. Creation of water storage may provide additional withdrawal of surface water.

get100-001_pre-fsz_05.03.10.docx	95	West Coast Environmental
and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Water Quality

Water samples have been historically collected from as many as 22 different sites surrounding the Getty North and Getty South deposits and the Getty Copper exploration property from the 1980’s to 1997 by Gower Thompson Associates and Gartner Lee. Gartner Lee conducted a comprehensive surface water sampling program to establish a baseline of water quality data for drainage basins in the vicinity of the Getty North and Getty South deposits. Ten sampling sites covering drainage basins within the vicinity of the Getty North and Getty South deposits were sampled three times in 1996 and 1997.

Surface water quality in the vicinity of the Getty Copper property is characterized by neutral levels of pH, moderate to low specific conductivity, generally high dissolved oxygen concentrations and moderate to high nutrient levels. Copper concentrations were found to be elevated at several locations possibly due to the ubiquitous nature of copper in the local environment. The highest copper concentrations (0.09 mg/L) were observed in Trojan Creek which is tributary to Trojan Pond and Witches Brook. The concentrations of antimony, copper, iron, manganese silver and zinc exceeded their respective criteria for protection of aquatic life (BC Environment, 1995) at one or more sampling stations. The majority of the threshold exceedances were by minor margins. With the exception of samples from below the Bethlehem tailings (Trojan Pond), concentrations of molybdenum are generally low (<0.002 mg/L) in surface waters.

Climate and Air Quality

The Getty Copper property is located in the very dry South Thompson Upland Ecosection. Climatic data recorded at the Highland Valley Lornex meteorological station provides a suitable reference for setting the climatic conditions of the site. The Lornex station is located in the Highland Valley at an elevation of 1268 m, approximately 400 m lower than the Getty North deposit. The Lornex meteorological station has reported mean annual precipitation to be 395 mm. Rain accounts for roughly half of the precipitation with 211 mm falling annually while the 184 cm of annual snowfall accounts for the remainder of the precipitation. The mean annual temperature is 3.6 ° C. The mean temperature for July is 14.1 ° C and in January is -6.6 ° C.

Soils and Terrain

Terrain mapping by the Geological Survey of Canada has characterized the Highland Valley Project as an area which ranges from "Undivided Deposits" to areas which are largely gravelly till less than two meters thick in the form of a "Drift Veneer" and "Drift Blanket". Terrain mapping shows that the majority of the surficial deposits are moraine blankets and veneers overlying bedrock. Higher elevation bedrock knobs are covered by a thin mantle of colluvium and moraine deposits. There are scattered organic landforms throughout the study area as well as limited areas of glaciofluvial sand and gravel in the lower southwest corner of the property. The moraine deposits tend to be thin, gravelly and well drained. The dominant soils in the study area include Gray Luvisols and Eutric Brunisols (Soil Landscapes of Canada- British Columbia South). The surface soil texture is dominantly a sandy loam.

get100-001_pre-fsz_05.03.10.docx	96	West Coast Environmental
and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Additional Studies

Gartner Lee (1998) prepared a Preliminary Environmental Assessment for the project. Gartner Lee’s assessment indicated that no major environmental issues would prevent the development of the Getty Copper project. The most significant environmental issues identified were related to maintenance of water quality and the procurement of water for the operations (Gartner Lee, 1998).

Gartner Lee recommended additional studies summarized below:

  Terrain and Soils- Detailed soils and terrain mapping surveys should be completed to assist with geotechnical planning and other environmental and wildlife assessments.

  Hydrology- An assessment of the hydrological and environmental effects for diverting surface runoff from the project into the drainages of Withches Brook or Pukaist Creek.

  Water Quality- Monitoring should continue and be compared with other sources in the area to expand the database, and develop a groundwater monitoring program.

  Benthic Invertebrates- A sampling program of benthic invertebrates should be developed to measure baseline population and diversity.

  Fisheries- A systematic fish sampling program should be conducted to determine fish distribution and populations.

  Wildlife- Additional studies related to moose habitat, migration routes, and a development of a moose management plan.

  Vegetation-Detailed inventories of vegetation and ecosystem units.

  Archaeology- A “rescue level” archaeological survey and a cultural impact analysis should be conducted with first Nations Consultation Program.

  Acid Rock Drainage (ARD) Assessment should be conducted per guidelines and in conjunction with the exploration drilling program.

  Land Use- Initiation of a stakeholder consultation process targeting the agricultural stakeholders to set the stage for the environmental assessment process.

18.2.2	Tailings and Mine Rock Management

WCE modified this section from the AMEC 2003 Scoping Study Report. The tailings are potentially a source of acidity and metal leachate from the effects of precipitation, both rain and snow. It is presumed the tailings will need to be stored such that runoff draining from the containment area would not be contained and/or released in a controlled fashion. The containment facility could be an amended soil liner or a multi-liner tailings containment facility. Chemical amendment of the tailings may be feasible and should be examined.

Excess water coming in contact with the tailings should be contained and may require treatment prior to discharge or re-cycle to the process plant. Given the dry climate and high evaporation at the site, a negative water balance is likely. Storm water onto the lined containment area will require collection, storage and treatment or recycle though the plant. Dividing the tailings containment area into cells will facilitate water management, reducing the volume of contact water. The use of cells also will allow concurrent reclamation of the tailings containment during the life of the project.

AMEC recommended locating the tailings containment facilities in the upper reaches of the Burr Creek watershed for potential environmental benefits. Burr Creek is a sub-basin of the Pukaist Creek watershed, and drains into the active tailings area for the Highland Valley operations. Placing the tailings containment in the Burr Creek watershed will potentially allow secondary emergency containment by the Highland Valley Copper tailings containment area downstream. WCE does not agree with AMEC for logistic reasons, in that it would require an uphill haul from the mill to the tailings facility. WCE recommends locating the tailings impoundment near the preliminary mill and plant site, as shown on the conceptual site layout in Figure 19.1. Detailed geotechnical engineering studies are necessary to identify a favorable location for the tailings impoundment facility.

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

The geochemical nature of the mine rock was characterized by AMEC in a preliminary manner to determine the potential for generation of acid rock drainage (ARD). Initial testing indicates that a significant proportion of the waste rock cannot be simply classified as Non-Acid Generating, though the waste rock does contain significant inherent buffering capacity. Some of the waste rock contains sulphide sulfur values in excess of 0.30 wt%, and thus the ratio of NP to AP (NP=Neutralizing Potential; AP=Acid Generating Potential) falls over a wide range of values. Although much of this material does have relatively high inherent neutralizing capacity, there is not enough to classify it as Non-AP material (i.e. the ratio of NP to AP is often less than four). Most of the samples fall into an uncertain category and thus significant additional characterization studies are required.

Some portion of the waste rock will be potentially acid generating, requiring a degree of special handling. Mitigation measures may include segregation during mining, encapsulation with low permeability glacial till, or co-disposal with the tailings. Further studies should include additional geochemical sampling, testing and analysis to ascertain if segregation is practical.

Acid Rock Drainage and Metal Leaching Characterization

Assessment of the acid rock drainage (ARD) and metal leaching potential of the ore and waste rock and soil materials disturbed during mining will be required for environmental impact assessment and permitting of the project. In 1998, Getty Copper sent 96 drill core samples for acid base accounting analysis (ABA). The samples consisted of 37 samples of “ore grade” materials and 57 samples of waste rock material. The remaining two samples were not clearly identified as being waste or ore.

The following criteria are used to assess ARD potential:

AP:       Acid Potential reported as kg of CaCO3 equivalent per tonne of sample (kg/t). AP is a measure of the maximum potential acidity that the sample can generate if all the contained sulfide minerals oxidize and form acid. AP is a calculated value based on the total sulfur or total sulfide sulfur concentration within the sample.

NP:       Neutralization Potential reported as CaCO3 kg/t. NP is a measure of the neutralizing potential of the sample, and is determined by measuring the amount of acid that the sample can neutralize under standardized laboratory conditions.

NNP:     Net Neutralization Potential reported as CaCO3 kg/t. NNP = NP-AP. NNP is a measure of the balance between the acid generating and acid consuming potential of the sample. Typically, if the NNP is greater than 20 CaCO3 kg/t, then the sample is unlikely to be a net source of acid generation. Conversely, a NNP equal to zero or less indicates that the sample is likely a net source of acid generation. NNP values between 0 and 20 CaCO3 kg/t indicate uncertain acid generating potential.

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

NPR – Neutralization Potential Ratio. NPR = NP/AP. NPR is the ratio of Neutralizing Potential to Acid Generating Potential for the sample. Under the BC MEM Guidelines1, criteria are provided for screening the ARD potential of a sample:

Criteria for Screening ARD Potential

Likely	NPR<1	Likely ARD generating unless sulfide minerals are non-reactive.
Possibly	1<NPR<2	Possibly ARD generating if NP is insufficiently reactive or is depleted at a faster rate than sulfides.
Low	NPR 2 to 4	Not potentially ARD generating unless significant preferential exposure of sulfides along fracture planes, or extremely reactive sulfides in combination with insufficiently reactive NP.
None	NPR>4

Waste Rock

The ABA test results for the 57 core samples classified as waste rock presented NPR values which ranged between 0.2 and 114.1 with an average value of 11. The classification of ARD potential for the 57 samples is summarized below:

ARD Classification of Waste Rock Test Samples

Potential for ARD	# of Samples	% of Samples

Likely	10	17.5
Possible	18	31.6
Low	13	22.8
None	16	28.1

About half of the samples tested had a likely or possible potential to generate ARD with the other half returning a low to no potential for ARD generation. The waste rock samples tested had a total sulfur concentration ranging from 0.01 to 2.56 wt% with an average value of 0.66 wt%. Sixty three percent of the samples had a total sulfur concentration in excess of 0.30 wt%, with most of it present as sulfide sulfur. Calculated AP values were moderately high, ranging from 0.31 to 80.0 with an average of 20.55.

Measured NP values ranged from 0.50 to 114.38, averaging 36.29. This suggests that the waste rock contains significant inherent neutralization potential. However, the moderately high sulfide sulfur concentrations means that the ratio of NP to AP are often below the threshold required to classify the material as being non-acid generating.

Given the high inherent neutralization potential, it is unlikely that acid generation will occur in the short term. Additional characterization work including kinetic testing is required to better understand the acid generating potential for the Getty materials.

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Potential Waste and Ore Grade Materials use as Buffering Agent

The preliminary ARD assessment indicates that additional characterization work is needed to better understand the acid generating potential for both the waste and ore grade materials on the project site. Work to date indicates both waste and ore materials have significant inherent buffering capacity, however, they also contain moderate sulfide sulfur concentrations. The relative rates of sulfide oxidation and acid release and buffering mineral consumption are necessary to understanding the potential for net acid generation from these materials.

In moving the project towards a feasibility study, it is recommended that the following additional ARD and metal leaching characterization work be conducted as part of future baseline studies:

1) Increase the ABA database by testing representative core for ARD and metal leaching potential using standard accepted techniques. This assessment should be developed in conjunction with an understanding of the lithologic and mineralogic characteristics of the ore and waste rock that may be disturbed by the project.

2) Initiate a kinetic testing program on representative samples of waste rock and ore lithologies to examine rates of sulfide oxidation, rates of neutralizing mineral consumption, and metal release rates.

3) Initiate testing to assess metal leaching potential of both waste and ore materials. In addition to primary mineral weathering effects such as sulfide oxidation, significant contaminant release from exposed bedrock may also occur from the dissolution of surface coatings or soluble minerals.

Getty Copper has a clear corporate policy which ensures environmental impacts will be minimized through good planning at the project design stage. Any impacts that cannot be eliminated through design changes should be mitigated on site with Best Management Practices. The mine will operate in an environmentally sensitive and responsible manner taking into account fully the views and issues raised by the general public and other local stakeholders.

In summary, the Getty Project will be a well planned and environmentally sound project which will receive significant environmental review during the assessment stage and the regulatory stage prior to production. This will ensure that any environmental impacts will be mitigated, and Getty Copper will continue to provide government agencies with defensible and technically credible environmental monitoring plans and data throughout all stages of development and operation of the project.

18.3	Pertinent Mining Laws

Various federal and provincial laws will apply to the Getty Copper project from the planning phase to operation and closure. The following sections list and summarize key laws, guidelines, and entities that will regulate mining activities. The following sections are not intended to be exhaustive. Given the period of time required for planning and the expected length of time for mine production, new legislation and/or revision of existing legislation may occur.

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Federal and Provincial Purview

There is no one “Canadian Mining Law”. Mining is largely under jurisdiction of the federal government and the applicable Canadian province or territory. According to the Constitution Act of 1867 provinces have full power over mineral exploration, development, conservation and management. In January 1998, the Canada-Wide Accord on Environmental Harmonization was enacted, which devolved additional regulatory responsibility to the provinces for Environmental Assessment.

At the federal level in Canada, there are two environmental statutes that have application to control of mining activities: (1) the Canadian Environmental Protection Act (CEPA); and (2) the Fisheries Act. CEPA empowers the federal government to determine whether substances used in commerce and industry are toxic and to prohibit the introduction of such substances into the environment in accordance with specified terms and conditions. The Fisheries Act contains two key sections that prohibit activities that may harm fish or fish habitat. The regulations apply to every new, expanded, and re-opened mine, excluding gold mines.

Mineral Resources

The Ministry of Energy, Mines and Petroleum Resources manage the development of British Columbia’s mineral resources, and implements policies and programs to encourage their mineral resource development while maintaining environmental integrity. In addition, the Ministry regulates and inspects the exploration and mining mineral production industries in B.C. to protect the workers, the public and the environment.

The Ministry of Energy Mines and Petroleum Resources is responsible for approving project proposals for mines and mineral exploration in British Columbia. The Mining and Minerals Division collects and processes applications and works with various other government organizations, notably the Environmental Assessment Office, throughout the approval process.

Effluent and Environmental Impact

Federal and provincial regulations relevant to mining and environmental impacts pertain primarily to the quality of mine effluent and its potential impacts on fish and habitat. The regulations establish procedures for monitoring water quality, and set discharge criteria and permissible impacts. Regulations are generally administered by provincial authorities. Potential impacts from effluent are the primary VEC for most mining projects.

18.3.1	Applicable Laws

The following is a list of legislation applicable to mining that should be considered during future mining phases.

  Mining Rights Amendment Act

  Mines Act

  Mineral Exploration (MX) Code

  Health, Safety and Reclamation Code for Mines (British Columbia, 2003)

  British Columbia’s Environmental Assessment Act (BCEAA) (replaced the existing Mine Development Assessment Act)

  Canadian Labor Code

  Fisheries Act

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

  Metal Mining Liquid Effluent Regulation (MMLER) (established under sections 33 and 34 of the Fisheries Act)

  Metal Mining Effluent Regulation (MMER) (supersedes MMLER)

  Explosives Act and Regulations

For advanced project developments, additional Provincial and Federal statutes may be triggered. These include: Forest Act, Range Act, Forest Practices Code Act, Soil Conservation Act, Agricultural Land Reserve Act, Land Act, Highway Act, Water Act, Heritage Conservation Act, Environmental Assessment Act, Fish Protection Act, Waste Management Act, Wildlife Act, and Navigable Waters Protection Act.

Mines Act Permit

Major Mines permits, under the Mines Act, are required after obtaining an Environmental Compliance Certificate. A Mines Act permit requires operator submission of annual reclamation reports including cost estimates for outstanding reclamation activities for the planned life of the mine. An estimation of costs of long term monitoring and abatement is also compulsory.

Other Permits

Several permits will be required throughout the planning to closure stages. In many provinces, there has to be some form of public notice that the permit is going to be considered, and allowance for public consultation. Types of permits that may be required to develop or operate a mine may include but not be limited to:

(1)	permits for exploration work
(2)	permits to destroy fish habitat
(3)	amendment to federal regulation to use fish-bearing waters for tailings disposal
(4)	permits to take water
(5)	work permits
(6)	approval of fuel handling
(7)	permits to discharge toxins into water
(8)	registration of generators
(9)	approval for air emissions
(10)	permits for land use
(11)	permits to use explosives

Getty has already received a fish collecting permit, approval for short term non-recurrent use of water, a notice of work permit, a reclamation permit and a license to cut for timber clearing.

18.4	Mine Reclamation and Closure

Planned reclamation of disturbed lands on the Getty Copper project will include stabilization of the site with vegetative cover to reduce erosion and potential safety concerns. Secondary succession of plants and maturation of the ecosystem is a key aspect for successful reclamation.

The intention of the Getty Copper Project is to extract a valuable mineral commodity at a profit while mitigating detrimental environmental impacts. The mine closure cost estimate (below) includes mine reclamation and closure costs and costs associated with post-closure monitoring and abatement. The objective of this reclamation and closure cost study is to estimate the cost Getty Copper will incur for mine reclamation and closure conducted by an in-house workforce. The cost study did not attempt to determine what work would be performed during the life of the mine, and what work would be performed at mine closure. The cost study does not include agency oversight and administration and contractor profit. Salvage value for equipment would be deducted from the cost of decommissioning facilities.

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

A mining project is not allowed to proceed without a satisfactory mine closure and reclamation plan accompanied by satisfactory financial assurances that the plan will be implemented. A mine closure and reclamation plan will generally provide for closing or securing of shafts and openings to the surface, stabilization of subsurface workings to address subsidence, removal of buildings and infrastructure, such as power lines and pipelines, re-grading and re-vegetation of surface areas, and securing tailings disposal areas. The plan must outline a program for protection and reclamation of the land, watercourses and cultural heritage resources affected by the mine. Long-term water treatment for metal contamination is normally a feature of the plan.

Permit Requirements

Compliance with health, safety and reclamation standards is a condition of every Mines Act Permit. Specific clauses are added as appropriate, based on specific site conditions and various technical review requirements.

The Ministry security policy for any mine in British Columbia seeks to provide ‘reasonable assurance’ that government funds will not be used for mine reclamation. For new mines, the policy is to set the reclamation security annually at a level which reflects outstanding decommissioning and closure obligations existing at that time. Consideration is also given to costs associated with public health, safety, reclamation, maintenance, long-term treatment and monitoring requirements.

A detailed projection of closure and reclamation costs, including provisions for long-term monitoring, maintenance, and mitigation of environmental impacts is required in an application for a Mines Act permit. Preliminary costing may be required for the Environmental Assessment Act (EAA) Project Report; however requirements for this would be specified in the review comments for the Project Application document. These costs could be a major consideration in project permitting and may play a key role in any economic feasibility assessment. At a minimum, detailed costing should be provided for the first five years of mine operation, the projected point of maximum reclamation liability during the life-of-mine, mine closure, and following mine closure. In the case of particularly long lived mines, costing projections may also be requested for every fifth or tenth year through the projected life of the mine.

Updates to Mine Plans and Reclamation Programs are generally required every five years for most mines as a condition of a Mines Act Permit. These updated plans, also frequently called ‘Permit Renewal Applications’ or ‘Closure Plans’, are referred to the local Regional Mine Development Review Committee (RMDRC) in the same manner as the original Mines Act Permit application. The new Permit issued following Committee review is titled an ‘Amended Permit’, and contains the applicable conditions of the previous Mines Act Permit, applicable conditions of previous Amendments to Permit, and any additional conditions determined to be necessary based on RMDRC review. The ‘Amended Permit’ becomes the applicable Mines Act Permit, and supersedes previous permits.

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Mine Closure

Upon the cessation of mining activities, Getty Copper will be required to reclaim the Getty Copper Project site as required under section 10.7 of the Health, Safety and Reclamation Code established under the Mines Act. In pursuit of that effort, opportunities to progressively reclaim the site will be exploited and progressive rehabilitation efforts maximized over the life of the operation where possible. After reclamation and closure, there will be a number of facilities requiring monitoring and maintenance including two open pits, reclaimed tailings and waste rock stockpiles, and possible closure related infrastructure.

Closure activities will likely include the following reclamation and post-closure site management activities:

  Proper management and characterization of topsoil and overburden resource for re-use in reclamation after mining operations are completed with plans for salvaging, stockpiling, and replacing soils and other suitable growth media, with consideration of future erosion and mass wasting for long-term stability.

  Flooding the open pits, or alternatively, stabilize and keep open with restricted access to keep out livestock and to prevent undue risks to public health and safety.

  Seal openings to underground mine areas, if any, by blasting, backfilling or bulk-heading.

  Remove mobile and fixed equipment from the site.

  Salvage process equipment and pre-engineered buildings.

  Demolish and/or remove non-closure related infrastructure from the site.

  Demolish and remove concrete building foundations and subsequently cover with overburden and seed with an appropriate vegetative mixture.

  Decommission and remove non-essential site distribution services including electrical power, water, tailings, sewage and gas lines.

  Dispose of remaining inventories of chemical or petroleum products or return to appropriate vendors. Hazardous wastes will be disposed of using appropriately licensed waste haulers and contractors.

  Detoxify solutions and solution ponds and treat excess tailings pond water.

  Contour (reslope) and revegetate with an appropriate vegetative mixture non-economic rock disposal areas (dumps) in a manner that will satisfy slope stability requirements and limit erosion.

  Regrade haul roads and access roads not required for final site access to conform to the surrounding ground contours and revegetate with an appropriate vegetative mixture.

  Reclaim tailings impoundment with a pre-consolidation layer of waste-rock and topsoil cover, and revegetate in a manner that will satisfy slope stability requirements and limit erosion.

  Reclaim affected watercourses.

  Installation and maintenance of surface runoff and seepage collection system.

  Removal or stabilization of site related drainage channels or water management structures created as a result of mining operations or closure initiatives. Suitable erosion protection measures will be designed and installed. Reclaim sediment control structures by breaching ponds and basins after sediment and erosion control issues are controlled through reclamation of the areas draining to the structures.

  Upon cessation of site-related mining activity, monitoring would be implemented to evaluate the effectiveness of closure measures.

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

As the mine progresses toward closure, the overall the closure plan may be refined over time based on success and to follow proven and accepted industry practices. An appropriate vegetative mixture consists of plant species suitable for the climate and for the growing environment. Studies should be performed during the mine life to test different species to maximize successful growth. Future land use will consist of recreational hunting and fishing as well as commercial logging.

Mine Reclamation Costing

The Mine Reclamation Costing Spreadsheet Version 3.5.1, January 2008 is a generic spreadsheet provided by the Ministry of Energy, Mines, and Petroleum Resources, Mining and Minerals Division, Mining Operations Branch, Victoria, British Columbia. The spreadsheet was produced in an effort to ensure consistency in reclamation cost projections, and facilitates estimation of the cost of reclamation and mine closure. The spreadsheet has been utilized to determine the total cost of outstanding reclamation over the planned life of the mine. Certain assumptions were made as to the scope of gross disturbance that will be caused by the mine, and how the disturbance will be reduced by ongoing reclamation.

This mine closure and reclamation cost estimate is a preliminary estimate designed to determine the approximate maximum cost of outstanding reclamation, ideally with an emphasis on defining the time when such reclamation would occur. A simplified approach, used in this cost study, would be to reclaim all areas of surface disturbance at mine closure. However, reclamation performed concurrently with mining has certain cost advantages listed below, a thorough review of which is recommended in a subsequent Feasibility Study:

  Equipment may be utilized in both mining and reclamation

  Personnel training is ongoing

  Supervision is available

  Power and communications infrastructure is in place

  Crew support (catering and/or accommodations) is available

Concurrent or life-of-mine reclamation is constrained by the area actually available for reclamation.

Categories of Mine Activity

The following categories of mine activity were addressed to develop the mine closure costs:

Area Disturbance

Dump face resloping
Grading of dump tops-- horizontal surface of dump tops, platforms and benches
Pit walls and pit bottoms
Plant site-- crushing and material conveyance
Administration and mill area
Settling ponds and Tailings impoundments(s)
Stockpile(s)
Clear-cut area(s)
Roads

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Lump Sum Items

Demolition of buildings and plant facilities and other structures less salvage value
Decommissioning of mill less salvage value
Demolition of silos, power lines, and other utilities
Reclamation or transfer of stockpiles
Sealing of openings
Non-ARD treatment plant capital costs
Hauling-- surface materials
Demolition of surface drainage structures
Reclaim boneyard less salvage value

Post Closure

Non ARD Operating System

Operating
Maintenance
Monitoring
Engineering

Categories of Closure Costs

Direct costs consist of materials and labor costs. Overhead costs consist of administration, management, supervision, and research costs. Ministry of Energy, Mines, and Petroleum Resources recommended unit equipment rates provided in the Equipment Rental Rate Guide as published by the B.C. Hydro and Power Authority and B.C. Rail Ltd. were not used in this mine closure cost study because the rates tend to be higher than ‘in house’ costs experienced by mining companies.

Results of Cost Estimate

Preliminary mine closure and reclamation costs are projected to be approximately $7.25 million, a major portion of which pertain to post-closure abatement and monitoring. Annual operating costs for a non-ARD treatment plant are estimated to be approximately $150,000 which equate to a long-term obligation present value of just over $5 million. The remaining costs are attributed to standard mine closure and reclamation activities such as facilities demolition, and dump face resloping and recontouring, and revegetation (inclusive of seed, mulch, tackifier, and application costs for tractor and Hydroseeding). A proposed timeline of reclamation is summarized below:

Mining Period	Grading	Fertilizer, Lime, Mulch	Herbaceous Seeding	Tree Planting	Phase 1 Bond Release	Phase 2 Bond Release	Phase 3 Bond Release
Years	Year	Year	Year	Year	Year	Year	Year
1-17	16	16/17	16/17	16/17	17	18	19/20

19.0	ADDITIONAL REQUIREMENTS FOR DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

Copper porphyry deposits are most often mined as open pit operations. The relatively low ore grade and high-tonnage production rate of porphyry deposits generate significant amounts of solid waste compared with the amount of copper recovered. Approximately 98 percent of the material extracted from the mine reports to waste storage. These wastes can be subdivided into three major categories: leach rock, mill tailings, and waste rock.

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Alternatives to traditional waste storage options include waste and tailings storage that uses different geometry and design, placing waste back into the pit (backfilling) following the mine's production life, or using waste material as an aggregate (road base or concrete). Selection of engineering and other criteria presented in this study is based on accepted industry standards. They include waste-to-ore ratios, mine ore reserves, ore dilution, ore grade, ore recovery, specific gravity of in situ rock, and percentage of expansion (percent swell) of the broken rock. Some of these criteria were projected over a range of values to reflect the impact on hypothetical waste generation for a typical open pit porphyry copper mine. Note that a considerable amount of geotechnical work is still needed in the pit, tailings, and infrastructural areas. Changes in the current geotechnical knowledge could substantially change the design of the project and could add further economic operating and capital costs.

Most porphyry copper deposits are relatively low grade and are generally mined by using high-tonnage open pit methods. Through the course of mining and processing ore and removing waste, large amounts of material with little or no market value must be placed, perhaps in perpetuity, by responsible miners in physically competent and environmentally sound storage sites. The physical aspects that establish the “footprint” generated by this material are determined by on-site engineering and environmental criteria that includes climate, hydrology, geology, seismicity, topography, regional, provincial, and local regulations, and social acceptance.

Drilling and blasting operations break the in-place rock to a size that can be handled by loading and hauling equipment. When mined, in situ material will swell from 10 to 60 percent depending on the type of material and fracture frequency. In hard rock operations, the percent swell is commonly between 30 and 45 percent. In the case of porphyry copper rock, the typical percent swell is 35 percent, which is to say the material, after blasting, occupies 35 percent more volume than the in-place material. This equates to a swell factor of 0.74. The following equation, in cubic meters, shows the method for calculating swell factor:

Swell factor = Volume (original) / [Volume (original) + Volume (increase)]

Swell factor = 1.0 m3 / (1.0 m3 + 0.35 m3) = 0.74

The stripping ratio is a measure of the quantity of waste that must be removed during the mining operation to recover one tonne of ore. Some porphyry copper deposits have very little overlying waste, and some operations report stripping ratios above 3:1 waste:ore, or greater if they contain other economically mineable metals.

The Getty Project will generally consist of the open pits and associated waste dumps, access roads, a mill and plant site, and a tailings impoundment facility. The preliminary general locations of these facilities are identified in the conceptual site layout map provided as Figure 19.1. Note these locations are inherently preliminary and are not to be interpreted as anything beyond preliminary conceptual locations, and are not based on engineering studies.

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Preliminary Getty North Pit Outline
Potential Getty North Waste Dump Location
Potential Mill & Plant Site Location
Existing Access Road
Potential Tailings Impoundment Location
Preliminary Getty South Pit Outline
Potential Getty South Waste Dump Location
N
0
.80
1.6
Approximate Scale in km

Source: Google Earth Pro, 2008, Image Taken: 2005

WEST COAST ENVIRONMENTAL AND ENGINEERING

Conceptual Site Layout
Getty Copper Project
Kamloops, British Columbia

PROJECT: GET100-001-07		FIGURE 19.1
DRAWN BY: JLT	DATE: 10/17/08	REVISION: 04/16/10 DL
APPROVED BY: CLP	DATE: 03/20/09	PRINTED: 04/16/10

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Rock Quality Designation (RQD)

Available geotechnical data contained in drill logs reviewed includes Rock Quality Designation (RQD) index, which is a measure of the intact core pieces longer than 100 mm (4 inches) in the total length of core. RQD is intended to represent the in-situ rock mass quality. The core should be at least NW size (54.7 mm or 2.15 inches in diameter) and should be drilled with a double-tube core barrel. Care must be taken to ensure that fractures, which have been caused by handling or the drilling process, are identified and accounted for when determining the value of RQD. RQD can be used to identify zones of rock of poor structural integrity that could adversely affect engineering structures. In the same manner, RQD can be used to identify possible congruent concentrations of mineralization in the same zones.

Records of practices and procedures used by past workers in developing the RQD designation contained in the available drill logs were unavailable. WCE was unable to confirm the methodology used by past workers, and therefore cannot confirm that recommended procedures were followed as advocated by the International Society for Rock Mechanics (ISRM) Commission on Standardization of Laboratory and Field Tests.

The RQD index is sensitive to the length of the core run-- shorter lengths exhibit greater sensitivity to RQD and have a resultant lower value. WCE cannot confirm that RQD logging was conducted as recommended by the ISRM Commission on Standardization of Laboratory and Field Tests, using variable “run lengths” to separate individual beds, structural domains, weakness zones, etc. This protocol facilitates the identification of inherent variability and provides a more accurate picture of the location and width of zones with low RQD values.

Getty North

Available data shows that approximately 217 diamond drill holes have been completed for the surface of the Getty North deposit. Of these drill holes, 93 were analyzed for Rock Quality Designation (RQD) index, and these holes were drilled during the 1996 and 1997 drilling programs.

RQD geotechnical data reviewed in available drill logs indicate poor rock quality rock (RQD < 50%). Most of the rock quality data consists of RQD values less than 25% indicating very poor quality rock. However, the RQD data was typically provided in summary form covering large intervals of geologic similarity, and data for short intervals was typically not provided in the available drilling logs and summary reports. In addition, it appears the RQD data was determined from core holes that were drilled to explore for metallic mineralization, which typically occurs within areas of fracturing and poor rock quality. Thus, the core holes were not specifically oriented to obtain geotechnical slope stability information in regards to pit wall angles, nor to investigate the characteristics of the predominant northerly-tending faults that bound the west and east sides of the deposit.

Getty South

Available data shows that approximately 118 drill holes have been completed for the Getty South deposit on the surface and within underground workings. Of these drill holes, only four were analyzed for Rock Quality Designation (RQD) index. In 1957 exploration holes S-30, S-31, S-32, and S-33 were drilled in the western and northern areas of the Getty South deposit, with bearings of 127.5, 49.5. 94.5, and 268.5 degrees azimuth, respectively, and nominal dips of 45 degrees. Rock quality was typically poor, with RQD values generally less than 25%.

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Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

However, the core holes were either within the breccia zone (S-32 and S-33), or oriented towards the breccia (S-30 and S-31), and thus low RQD values are expected. None of the four core holes with RQD data were oriented towards the pit perimeter, nor were they drilled within the northerly-tending faults that bound the west and east sides of the deposit. It appears the RQD data was determined from core holes that were drilled to explore for metallic mineralization, and thus were not specifically oriented to obtain geotechnical slope stability information in regards to pit wall angles.

Presuming that industry standard drilling procedures, geologic logging techniques, and RQD determination procedures were adhered to by past workers, the poor rock quality (as indicated by the poor core recoveries in available drill logs), is an indication of the friable and fractured nature of the mineralization zones within the Getty North and South deposits. Geotechnical slope stability investigations that specifically focus on determining ultimate or working pit high wall slope angle and related support requirements are necessary and recommended for final pit design engineering. The preliminary pit design is based on current RQD and slope stability analysis and does not include pit access points, pushback locations, bench design or preliminary haul roads. A 10% dilution factor has been added in the block model to account for external dilution and the risks these uncertainties present.

19.1	Open Pit Mining Plan

Documents relating to the Getty Copper projects in the Highland Valley area between Logan Lake and Ashcroft, British Columbia were reviewed for preparation of the open pit mining plan. WCE reviewed various reports by Bateman, Beattie, Britton, Mackie, and general information available on the Highland Valley area. The mining plan cost and quantity calculations were developed using Microsoft Excel software, and the mining costs were obtained from the CostMine Estimator’s Guide “Mine and Mill Equipment Costs”, MJ Ervin & Associates, Fortic B.C., and Dyno Noble.

This open pit mine plan estimates capital and operating costs assuming a nominal 15,000 tonnes per day mining operation. The mining plan includes:

  All labor, material, supply and equipment operating costs for open-pit mining

  Supervision, administration and on-site management

  Benefits and employment and sales taxes

  All on-site development for start-up and production

  Mine equipment and mining facilities purchase and installation or construction

  Current haul road construction -- and distances

  Engineering and construction management fees

  Working capital

  Waste rock disposal -- The waste rock dumps will be located as close to the pits as possible to reduce the waste rock haul distance.

Pre-production development, installation and construction of all equipment and facilities necessary to operate the mine at a nominal 15,000 tonnes ore per day are included. Costs associated with the current location of facilities and operations are included in this plan, however final locations and design details are pending based on permitting and environmental considerations:

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

  Drilling, blasting and excavation of ore and waste rock

  Hauling of ore by truck to a processing area

  Hauling of waste by truck out of the pit to waste dumps

  Excavation and hauling of overburden by truck to topsoil stockpile areas for reclamation activities

  Construction, installation and operation of facilities and equipment necessary for equipment maintenance and repair, electrical system, fuel distribution, water storage and drainage, sanitation facilities, offices, labs, powder storage, and equipment parts and supply storage.

The mining plan does not include:

  Exploration costs

  Permitting and environmental assessment costs

  Final location of access roads, power lines, pipe lines or railroads to the project site.

  Home office overhead

  Taxes (except employment and sales taxes)

  Insurance

  Depreciation

  Off-site transportation of products

  Incentive bonus premiums

  Sales expenses

  Procession, smelting and refining costs

  Interest expenses

  Start-up costs (except for working capital)

  Depletion rates

  Environmental costs, including reclamation

The information used in this open pit mine plan of the Getty project was primarily compiled from Bateman, Beattie, Britton, Mackie, information available on the Highland Valley area, and general mining engineering concepts. The preliminary pit slope was designed on 10-meter working benches with an overall pit slope of 520. Additional work will be required to substantiate the final overall pit slope design.

19.2	Open Pit Mine Plan Parameters

This work will include geotechnical evaluation of the various rock types within the Getty North and South pits, pit optimization, pit design, production schedule, finalization of the strip ratio, and pit productivity.

Historically, mining activities have proceeded year round at all other mines in the Highland Valley area. Seasonal conditions are generally moderate, although inclement weather conditions can occur for brief isolated periods in winter. Stockpiles of ore will be required and would be located near the primary crushing circuit.

The preliminary open-pit mining plan developed for the Getty North and South deposits use the input parameters provided in Table 19-1. The nominal haul distance from the Getty North and South pits to the processing facility has not been determined. The numbers cited in Table 19-1 for haul distances are for general use only and are not actual distances. The distance between the Getty North and Getty South deposits is approximately three kilometers.

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

For this mine plan, haul road widths will average 20 meters. Haul road gradients will not exceed +10% coming out of the pit and 0% at the waste dump sites. Rolling resistance is assumed to be +3% as recommended by SHERPA Mine Cost Estimating Software, published by Aventurine Engineering, Inc., Spokane, Washington.

Assumed development and initial production material tonnages (based on a projected overall strip ratio of 2:1) and haul distances are shown below:

Development

Pre-production Stripping (North Pit)	300,000 tonnes
Pre-production Stripping (South Pit)	200,000 tonnes
Haul Road Construction (North Pit)	2,500 meters
Haul Road Construction (South Pit)	2,500 meters

Initial Production

Ore Production	15,000 tonnes per day
Waste Production	37,000 tonnes per day

Annual Production- Ore	5.250 million tonnes
Annual Production- Waste	13.0 million tonnes

Annual production is based on mining activities operating at assumed 90% efficiency. The preproduction stripping numbers are also assumed and will be defined when the final geologic and mine reserve models have been completed in a subsequent Feasibility Study. Haul road distances are also assumed and will be determined once a location for the processing plant has been selected and waste rock storage areas designated.

The production forecast will be adjusted as the Getty North and South Pits are being mined, starting with the pit that maximizes the Getty Project NPV. Both pits will be mined simultaneously as appropriate, which will allow for adjustments in the production schedule to meet the requirements of the overall project. Additional analysis is required to substantiate the final pit design for both the Getty North and South Pits. This work includes pit optimization, pit design, production schedule, and pit productivity, and will also identify the quantity of required pre-production stripping and corresponding haul road construction requirements, which in turn will influence startup costs.

Preliminary pit designs were developed for the Getty North and South deposits during the mine modeling and classification of probable reserves. The preliminary pit designs are provided in Figures 19.2 and 19.3. These preliminary pit designs are based on the block model parameters discussed in Section 17.4 and are consistent with previous studies.

WCE reviewed Getty’s geological and assay logs which included rock type, alteration and detailed fracture set identification, RQD data obtained from diamond drill logs, and various data which included rock work index, and specific gravity tests from drilling programs and preliminary pit designs completed by previous consulting engineers on the Getty Deposits. During Mr. Parkinson’s field visit in August 2008, he noted a 30-meter high near vertical mineralized outcrop in the Getty North deposit. There was a 1000 tonne bulk sample taken from this outcrop in 2005 with no failure of that wall to date. There were also two adits in the outcrop wall which were still accessible 50 years later. This outcrop provided additional data that shows the host rock of the Getty North Deposit in the Guichon Batholith is competent and will support a pit wall. The overall pit slope angle of 52 degrees used in the mine plan is based on the above noted geotechnical data, as well as known Highland Valley area operations. However, as noted earlier, additional work will be required to substantiate the final pit slope design.

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

In addition to incorporating data specific to the Getty Project, WCE also reviewed data from the local Highland Valley Copper Mine (Highmont, Lornex, Valley) and Bethlehem Copper pits. The current pit design is conservative in nature and represents a basis for a preliminary pit design and layout. Although further geotechnical analysis is still required, such as oriented core drilling and additional detailed fracture set identification, for a full feasibility study, the basis of the proposed pre-feasibility pit design is sound. The Getty North and South deposits are within the same rock types as the nearby Highland Valley Copper mines and in particular, the Bethlehem pits, which historically have stable pit walls.

Historical reports on the Getty North and South deposits have documented the stability of the Getty host rocks and have recommended moving toward production. These previous studies included pit designs for both deposits with some highwalls as steep as 71 degrees.

Table 19-1 Open Pit Mine Plan Parameters

Parameter	Value	Source

Tonnage factor- Getty North	2.60 tonnes per cubic meter	Bateman
Tonnage factor- Getty South	2.76 tonnes per cubic meter	Britton
Overall pit slope angle	520	Highland Valley
Haul road width	20 meters	Highland Valley
Ramp gradient	Not to exceed 10%	Industry Practice
Bench height – ore and waste	10 meters	Getty Copper
Copper price	UUS$ 3.29 per pound S$ 7.25 per kilogram 36-month moving average	WCE December 2008
Molybdenum price	US$ 29.33 per pound	WCE December 2008
Copper recovery	91%	Getty Copper
Molybdenum recovery	50%	Getty Copper
Hours per shift	8 hours	Industry Practice
Shifts per day	3 shifts	Industry Practice
Days per year	350 days	Industry Practice
Powder factor – Ore	0.28 kg per tonne	Dyno Noble
Powder factor – Waste	0.23 kg per tonne	Dyno Noble
Haul Distance – Ore	2,400 meters	Projected
Haul Distance – Waste	750 meters	Projected

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641200
641300
641400
641500
641600
641700
641800
5604500
5604400
5604300
5604200
5604100
5604000
5603900
5603800
5603700
ELEVATION

Note: Contours are 10-meters in elevation.

0 60 120
Approximate Scale in Meters

WEST COAST ENVIRONMENTAL AND ENGINEERING

Getty North Block Model Plan View

Getty Copper Project
Kamloops, British Columbia

PROJECT: GET100-001-07		FIGURE 19.2
DRAWN BY: DL	DATE: 02/17/10	REVISION: 03/01/10 DL
APPROVED BY: CMC	DATE: 02/17/10	PRINTED: 03/10/10

642000 E
642100 E
642200 E
642300 E
642400 E
642500 E
642600 E
642700 E
5601100 N
5601000 N
5600900 N
5600800 N
5600700 N
5600600 N
5600500 N
5600400 N
5600300 N
ELEVATION

Note: Contours are 10-meters in elevation.

0 60 120
Approximate Scale in Meters

WEST COAST ENVIRONMENTAL AND ENGINEERING

Getty South Block Model
Plan View

Getty Copper Project
Kamloops, British Columbia

PROJECT: GET100-001-07	FIGURE 19.3
DRAWN BY: DL DATE: 02/18/10	REVISION: 03/01/10 DL
APPROVED BY: CMC DATE: 02/18/10	PRINTED: 03/01/10

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

19.3	Getty Project Processing Plan

Documents relating to the Getty Copper project were reviewed for both relevance and completeness, with the technical data from these reports then used in preparing this section of the Preliminary Feasibility Study Technical Report.

The milling plan estimates capital and operating costs assume a nominal 15,000 tonnes per day mining operation. The milling plan includes:

  All labor, material, supply and equipment operating costs for the mill and associated concentrate leach plant

  Supervision, administration and on-site management

  Benefits and employment taxes

  All on-site development for start-up and production

  Mill equipment and facilities purchase and installation or construction.

  Engineering and construction management fees

Pre-production development, installation and construction of all equipment and facilities necessary to operate the mill at a nominal 15,000 tonnes per day are included. Costs associated with the following facilities and operations are included in this plan, however final locations and design details are pending:

  Crushing and conveyance of ore to the grinding circuit

  Grinding and flotation

  Flotation Tails leaching

  Copper and molybdenum concentrate pressure leaching

  Molybdenum trioxide recovery

  Copper solvent extraction and copper cathode electrowinning

  Eco Tec APU sulfuric acid recovery

  Sodium sulfate production

  Electrodialysis salt splitting of sodium sulfate for caustic and sulfuric acid production

  Tailings facility

  Basic access roads, power lines, and pipelines

  Construction, installation and operation of facilities and equipment necessary for equipment maintenance and repair, electrical system, fuel distribution, water storage and drainage, sanitation facilities, offices, labs, storage, and equipment parts and supply storage.

The mill plan does not include:

  Permitting and environmental assessment costs

  Home office overhead

  Taxes (except sales taxes and employment taxes)

  Insurance

  Depreciation

  Off-site transportation of products

  Incentive bonus premiums

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Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

  Sales expenses

  Interest expenses

  Start-up costs (except for working capital)

  Depletion rates

  Environmental costs, including reclamation

  Reclamation on-going from Year 2027 to 2031 assuming a two-year start-up period

The Getty Project processing plan input parameters and assumptions are presented in Tables 16-1 through 16-32 of this report section.

19.3.1	Metallurgical Testwork and Flowsheet Development

Overview

Extensive testwork on metal-bearing material from the Getty North and South deposits has been completed by Getty Copper and previous owners of the project. The testwork was designed to evaluate treatment of ore from both deposits, to include heap and vat leaching of the oxide ore and flotation of the sulfide ore. Also, a significant amount of data was gleaned from the adjacent Teck/Cominco Highland Valley facility that is in operation approximately five kilometers to the south.

The AMEC Scoping Study Report (September 2003) stated their analysis was influenced by an internal limitation within their database rather than the characteristics of the project. The present WCE 43-101 Preliminary Feasibility Study was not limited by internal database restrictions.

The current study uses all of the information identified in the testwork and is an effort to develop a single flowsheet that potentially recovers the copper and molybdenum from the available resource types. Consequently, much of the data previously generated is redundant in the context of the current Preliminary Feasibility Study, which is focused on treatment of all resource types through a common plant.

In addition, both the nature of the samples tested and the ideas regarding the preferred flowsheet have changed as the understanding of the geology and mineralogy of the deposit has progressed. Therefore, while earlier testwork provided useful background data, particularly with regard to assessing the longer term development of the deposit, it will be necessary for Getty Copper to implement new detailed optimization testwork focusing on specific aspects of the project and refining the new flowsheet.

19.3.2	Testing

The following summarizes the documents and information provided by Getty Copper addressing the metallurgical properties of the Getty deposit:

Copper Leaching

Column Testing of Bulk Sample from Getty North Deposit, Beattie Consulting Ltd., 1996

This work investigated the column leaching behavior of Getty oxide ore in a 250 mm and a 200 mm column, each three meters high, at two crush sizes: 50 mm and 19 mm. Head grades were 1.14% and 1.10% acid soluble copper. The leach duration was 120 days, after an initial acid cure. The 50 mm column was terminated after 60 days when it became evident that it would be unlikely to achieve 80% extraction in a reasonable time. The 19 mm column yielded 82.4% extraction in 120 days with net acid consumption of 17.4 kg/t.

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Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Bottle Roll Testing of Samples from the Getty North Deposit, Beattie Consulting Ltd., 1994

Eight composites were prepared from drill core rejects representing depths from surface to 435 feet (132.6 m) and head grades ranged from 0.28% to 1.32% total copper. The material was crushed to –19 mm, with one sample crushed to –6 mesh (-3.36 mm). Bottle roll tests were conducted for six days in 15 g/L sulfuric acid solution, and copper extractions ranged from 43.5% to 85.4%, with 92% achieved on the finely crushed sample. Net acid consumptions ranged from 11.8 kg/t to 23.8 kg/t.

Column Testing of Getty North Drill Core Composites, Beattie Consulting Ltd., 1996

Two composites were created from drill core rejects from the Getty North property, which were the same materials as tested in the bottle roll experiments described above. The composites were characterized as being –12 mm, and containing a high proportion of –6 mesh (-3.36 mm) material. Each composite was percolation-leached in a 200 mm diameter column, 10 m high, after an initial acid cure. Head grades were 0.31% and 0.41% soluble copper.

One column was stopped after achieving 71.8% extraction in 56 days, and the second column achieved 78.9% extraction after 91 days. Net acid consumptions were not calculated, but total acid additions were 25.9 and 45.1 kg/tonne respectively. Since the circuits were closed by periodic solvent extraction of the pregnant leach solution, these additions would represent the net acid consumption plus the acid in the circulating solution. The Beattie 1996 column tests did not calculate actual net acid consumption.

Summary Report of Getty North Copper Leaching Testwork, Beattie Consulting Ltd., 1998

This report presents the results of leaching three more samples from the Getty North property. The tests were set up using acid-cured feed crushed to –19 mm in 150 mm diameter columns. For each sample, two 3-meter high columns were operated in series to model two lifts on a heap. The circuits were closed by periodic solvent extraction of the pregnant leach solution.

Durations ranged from 128 to 323 days, copper extractions ranged from 59.3% to 72.9%, net acid consumptions ranged from 22.6 kg/t to 30.1 kg/t, and head grades ranged from 0.32% to 0.67% total copper. The testing showed that extraction decreases in particle sizes greater than about 6 mm.

Jig Column Leaching of Getty South Copper Ore, Process Research ORTECH, 2001

This test program was specifically designed to simulate the INNOVAT leaching system. It is noted that the program was run on Getty South material, whereas all the previous testing had been on Getty North material. The material feed was crushed to approximately –4 mesh (-4.76 mm), and subjected to immersion leaching in a periodically pulsed column. In a commercial unit, the pulses of leach solution are intended to fluidize the ore and assist in moving the material continuously through the vat. Three samples were tested in five separate column experiments.

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

The extra two experiments examined the effect of finer crushing, the results were as follows:

  72 hour extraction for sample #1 (1.51% total copper) was 85.7%

  24 hour extraction for sample #2 (2.09% total copper) at 4.88% -1.19 mm was 90%

  8 hour extraction for sample #2 at 24.79% -1.19 mm was 86%

  24 hour extraction for sample #3 (1.36% total copper) at 14.49% -2.0 mm was 61.3%

  24 hour extraction for sample #3 at 55.8% -2.0 mm was 82.83%.

In this test program, gross and net acid consumptions were not calculated. To properly calculate these values, free acid titrations should be conducted on the pregnant solutions. Such data was not reported.

Table 19-2 Net Acid Consumption for Vat Leach Results (AMEC – September 2003)

Test No. Sample Description	Units	1 Getty South #1	2 Getty South #2	3 Getty South #3	4 Getty South #2	5 Getty South #3

Sample Weight	g	6,716	7,178	8,830	7,733	8,345
Solution Volume	L	26	26	26	26	26
Acid added	g 93% acid	300	400	400	400	400
	g 100% acid	279	372	279	372	372
Final pH		1.625	1.568	1.688	1.456	1.502
Cu extracted	g	69.43	178.44	108.10	145.02	141.87
Acid eq. of Cu		107.16	275.41	166.85	223.83	218.97
Free acid at pH	g/L	1.16	1.33	1.01	1.72	1.54
Acid in solution	G	30.24	34.48	26.15	44.62	40.13
Gross acid consumption	G	248.76	337.52	252.85	327.38	331.87
	Kg/t	37.04	47.02	28.64	42.34	39.77
Net acid	g	141.60	62.11	86.00	103.55	112.90
consumption
	Kg/t	21.08	8.65	9.74	13.39	13.53

The estimated net acid consumptions are in the same range as those determined in earlier heap leach column testing on the Getty North deposit. The table also illustrates the impact of using cementation (gross acid consumption) vs. solvent extraction (net acid consumption) on acid cost for the process. Innovat has recommended that a consumption of 17 kg/t be used as a design criterion for this study. The results above suggest that this value is conservative when copper is recovered using a solvent extraction plant, but does not provide sufficient acid when copper is recovered by a cementation process.

Recovery of Copper from Logan Lake Samples, SGS Lakefield Limited, 2005

Testwork was conducted on two oxide samples and one sulfide sample of Logan Lake ore to investigate the recovery of copper by leaching and the amenability of the ore to vat leaching.

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

The oxide composite analyzed 0.85% Cu totaI and 0.58% Cu oxide, and cuprite was the major copper mineral. The extraction of copper in the bottle roll test from -6 mm ore was 78% using sulfuric acid to maintain the pH at a range of 1.0 to 1.2. The addition of ferric sulfate did not improve the results. Column tests were performed to simulate the Innovat process. Leach solution was pumped to the bottom of the column at three minute intervals thereby fluidizing the bed. The extraction of copper after 72 hours was 79 to 81% in these tests. The results show that the oxide composite is amenable to vat leaching, and the acid consumption was 60 kg/tonne in the column tests.

The Getty South sample was analyzed at 3.75% Cu total and 2.30% Cu oxide. The extraction of copper in column leach tests was 73 to 75% and the acid consumption was 10 kg/tonne. A sample of the column leach residue was leached with 10 g/L Na2S2O5 , and releached with acid and ferric sulfate, which resulted in an additional 11% of the copper in the ore being leached. When this procedure was repeated, a further 4% of the copper was recovered so that the total copper leached was 88%.

The sulfide composite was analyzed at 0.35% Cu total and 0.004% Cu oxide, and copper in this sample was present primarily as chalcopyrite. The extraction of copper in a bottle roll test using sulfuric acid only was 9%. This increased to 16% with the addition of ferric iron or chloride. When the ore was ground to a P80 of 61 microns, the extraction did not increase, but the leach rate increased. Diagnostic leaching showed that liberation did not account for the low recovery. The low recovery was due to the presence of chalcopyrite, which is not amenable to acid leaching at ambient temperature. After treatment with Na2S2O5 and releaching with acid and ferric sulfate, the copper recovery increased to 29%.

Recovery of Copper from Getty North Samples, SGS Lakefield Limited, 2006

Testwork was performed on the Getty North ore to demonstrate the recovery of copper by continuous vat leaching using Innovat technology and conventional solvent extraction and electrowinning (SX/EW).

The Getty North ore analyzed at 0.84% Cu total and 0.55% Cu oxide (65% of the total Cu). A laboratory jig-column leach test was performed to simulate the vat leach and to determine the rate and ultimate extent of copper extraction from the -6.3 mm crushed ore. The extraction of copper with sulfuric acid was 80% after 72 hours of leaching at pH 1, and the residue contained 0.16% Cu. A similar test was performed maintaining pH 2. In this case, the copper extraction was 75% and the residue contained 0.18% Cu. The acid additions needed to maintain pH 1 and pH 2 were 37 kg/t and 15 kg/t H2SO4, respectively, and the net acid consumptions were 9.6 kg/t and 6.7 kg/t, respectively.

Subsequently, a pilot plant test was performed in the Innovat pilot unit, maintaining a pH of 1.4 to 2, and averaging 1.7. The Vat was initially filled with 17.5 tonnes of -6.3 mm ore, which gave a live capacity of ~14.7 t. The leach solution was continuously pumped to a paste thickener to collect and separate ore slimes from the Vat. The thickener overflow flowed by gravity to a head tank and, every four minutes, flowed from the head tank back into the Vat through a rack of siphons. The pilot plant was operated for 10 ½ days in total, comprised of an initial 3-day batch leach period to leach the ore inventory in the Vat. This was followed by a 5-day period during which fresh ore was added continuously to the front feed well of the Vat, and leached ore was removed on the drum discharger. This was then followed by 2 ½ days of additional solvent extraction. The average residue assay was 0.17% Cu, representing 75% Cu extraction, which confirmed that the Vat could reproduce the laboratory metallurgical results. The addition of sulfuric acid was 24 kg/t, and the net acid consumption was estimated to be 17 kg/t. With the addition of the flocculant Zetag 7623, a 46% solids paste was produced from the slimes in the thickener.

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Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Copper was recovered from the leach liquor during the pilot plant campaign in a conventional SX/EW circuit. The recovery of copper from the leach solution was 98% at a current efficiency of 92.5%, and the cathodes analyzed 99.97% Cu. The major impurities were sulfur (210 ppm), silver (25 ppm), lead (15 ppm,) and iron (9.5 ppm). It is anticipated that the copper purity could be improved with some fine tuning of the SX/EW circuit. No molybdenum was recovered in these tests as the leach conditions in these tests are not sufficiently oxidizing to allow molybdenum to leach.

Sulfide Flotation

Metallurgical Tests on a Sample of Copper Ore from the Trojan Property, Britton Research Ltd., 1969

This test program completed a series of flotation concentration steps on core rejects from the Getty North deposit. The test head sample assayed 1.53% total copper, 0.10% oxide copper, and traces of gold and silver. Specific Gravity and Work Index tests were completed and the results were 2.76 and 13.4 to 14.8 kWhr/ton, respectively. The results of the seven flotation tests identified overall sulfide copper recovery as high as 98% could be obtained by grinding the ore to a P65 of 200 mesh. Testing also revealed that a high grade concentrate of 47% copper could be produced by two-stage cleaning of the rougher concentrate.

Flotation Testing of the Getty North Sulfide Samples, Beattie Consulting Ltd., 1997

A flowsheet development program was conducted on a composite sample prepared from drill core rejects from diamond drillhole 95-18. The testwork demonstrated that a flowsheet consisting of rough flotation followed by regrinding and then three stages of cleaning will result in copper recoveries and grades which are typical for porphyry copper deposits. Locked cycle testing of this composite over six cycles resulted in a copper concentrate grading 30.2% Cu at a recovery of 87.4%. This concentrate also contained 2.97g/t Au and 35.6 g/t Ag.

The products from composite 32T were analyzed for molybdenum and the concentrate was determined to contain 0.982% Mo, representing 40% of the molybdenum present in the feed. Detailed testwork of the deposit is suggested and recovery of the molybdenum into a saleable product should be further investigated. Work Index determinations for the composites indicated values from 15.4 to 17.8 kWhr/tonne, consistent with a medium-hard porphyry copper deposit.

19.3.3 Flowsheet Development Overview

Based on a review of the Getty resources and various material types, both an oxide and sulfide treatment scheme was required. A literature review was undertaken of various copper deposits around the world with the intent of maximizing the copper recovery using the smallest footprint possible.

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Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

A site visit of the various Getty deposits identified an undetermined amount of sulfides located within the oxide portions of the ore body. Based on this find, an oxide heap leach scenario was dismissed as leaving an excessive amount of unleached sulfides on the pad that would be potentially create environmental issues and ultimately not maximize the value of the deposit. Based on this, a flotation/tails leach scenario (similar to First Quantum Minerals – Kansanshi Operation) was developed.

Based on information gleaned in part from the previous Getty metallurgical testing, Cominco’s Highland Valley operations, and past experience, the following parameters were used to develop a realistic flowsheet based on proven industrial concepts.

Comminution

Previous work undertaken by Getty consisted of six Bond Ball Mill Work Indices, indicating a range of 13.4 to 16.2 kWh/ton (14.8 to 17.8 kWh/tonne), and the results reflect a final screen size of 65% passing 200 mesh. Overall, the data, together with inspection of the drill cores, indicates that the ore is generally hard and highly competent.

A detailed program is recommended to identify and confirm the range of ball mill work indices. This work should be expanded to include the testing of Rod Mill Work Indices, Unconfined Compressive Strength (UCS), Abrasion Indices, and JK Drop Weight Tests.

Since no SAG Mill testing has been completed on the project, a review was performed to determine a basis point for the pre-feasibility comminution design of a SAG Mill grinding circuit. The review included the investigation of the comminution circuits at both the Lornex and Highmont mills at Highland Valley as well as several other North American copper projects. The investigation examined Highland Valley grinding conditions and other grinding conditions with similar work indexes and rock types. Based on this review, the basic design of the Asarco South Mill (Pima) was chosen as a base case for the flow sheet development.

Sulfide Flotation

Testwork undertaken by Getty has provided useful background data for the development of the current flowsheet. Key findings of the work include the following:

  Flotation of sulfide material is relatively simple and conventional with high recovery and good concentrate grades.

  Separate sands and slimes circuits do not appear to be necessary.

  Oxide and mixed ores respond poorly to flotation. As a consequence, oxide and mixed ores will be treated in a tails leach system with oxide ore by-passing the flotation circuit.

Most of the testwork was carried out on drill core with separate testing being completed on leaching and flotation, but not on both together. Further testwork will be required to confirm whether or not there is an effect on the leaching circuit due to excess organic carry over from the flotation circuit.

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Oxide Leaching

Preliminary bottle roll testwork undertaken on behalf of Getty Copper identified the following:

  Potentially long residence times of 24 hours at a pH range of 1.0 to 1.2

  Estimated recovery of 85 to 95% of the soluble copper in 24 hrs at 61 microns

  Major improvement in extraction rate through decreasing grind size

  Gangue acid consumption has varied between testwork programs and is dependent on carbonate content, but seems to be insensitive to grind size

  Gangue acid consumption is estimated at 17 kilograms per tonne between samples and needs to be modeled across the orebody as a component of the mine schedule

During testing of the Vat leaching by SGS, an agitated leaching test of the 38 micron thickener underflow material was undertaken to identify why there were unleached fines. The testing of the material identified the material leached well at a pH of 1.9 for 48 hours and obtained a total extraction of approximately 73% of unleached fines.

Solvent Extraction

Solvent Extraction testwork was completed on Getty resource material for the development of the vat leaching. The SX circuit consisted of two-stage extraction and two-stage stripping. The organic phase employed in this circuit was 25% v/v ACORGA® M5774 (Cytec) extractant in Exxsol® D80 (Exxon Mobil aliphatic solvent) diluents matrix. Prior to introducing the PLS from the vat leach to the SX feed, the solution was filtered through 1-micron string-wound cartridge filters. The PLS was collected in batches using 1000 L carboys. Each batch was filtered, stirred to homogeneous, sampled, and then fed to the SX circuit.

The SX circuit was fed PLS solution with a copper grade averaging 2.75 g/L Cu and it generated a raffinate bearing an average 0.038 g/L Cu during the final two days of operation (during steady-state conditions).

The copper grade in the aqueous solution in the preceding two stages of extraction averaged 0.046 and 0.181 g/L, respectively. This equates to a calculated recovery of 93.4%, 98.3%, and 98.6% as the SX feed solution was sequentially processed through the 3-stage extraction circuit.

The pH of the SX feed and raffinate solution during this same period averaged 1.74 and 1.50, respectively. The copper concentration in the loaded and stripped organic averaged 6.52 and 3.17 g/L. Some crud formation was observed in the extraction and strip mixer-settlers. During the short testing period, the crud did not appear to interfere with the SX operation. The strip solution employed at start-up was a 235 g/L sulfuric acid solution. When the strip solution reached 45 g/L copper the EW process was initiated.

During EW operation, the copper grade in the rich and lean electrolyte averaged 47.5 and 35.4 g/L Cu, respectively. The free acid averaged 169 and 189 g/L H2SO4, respectively. Prior to starting the EW process, the strip solution was dosed with sufficient guar gum to achieve 10 mg/L in the strip solution inventory. Cobalt sulfate salt was also added to the strip solution, which yielded ~25 mg/L Co in solution.

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

The target electrolyte temperature and current density were 40°C and 270 A/m2. The actual measured temperature of the electrolyte and current density were 31.1ºC and 313 A/m2. Three copper plates weighing a total of 35.2 kg were harvested. The deposit was dense and the appearance reflected typical cathode surface morphology. The nominal purity of the metal was 99.97%. This could be improved with the use of different anodes and fine tuning of reagent additions to the EW cell. Overall copper recovery from the circuit was 98%.

The basic design parameters noted above were used in the flowsheet design along with a design review developed by Cytec. Cytec’s design parameters and the results of their design review are shown below and in Table 19-3:

Vat Leaching Flowsheet Design Parameters:

Circuit Configuration		2 Extract +2 Strip
Organic		30 v/o Acorga M5640
PLS		10 – 15 gpl Cu, Ph 1.8
Lean Electrolyte		25 gpl Cu, 185 gpl H2SO4
O: A Ratio-	Extract	1.0 – 1.4:1
	Strip	1.5: 1
Stage Efficiency		Extract 95%
Strip 95%

Table 19-3 Cytec Vat Leaching Flowsheet Design Review

File	Org. Flow (gpm)	PLS Flow (gpm)	L.E. Flow (gpm)	PLS		O:A Ext.	O:A Strip	M5640 (v/o)	Raffinate (gpl)	Rich E. (gpl)	Recovery (%)	Production (mt/day)	Production (mt/year)
				Cu	pH

CABC1	1,500	1,500	1,000	10.0	1.8	1.00	1.50	30	0.73	48.90	92.7	80.9	27,650
1A	1,650	1,500	1,100	10.0	1.8	1.10	1.50	30	0.60	47.82	94.0	82.9	28,068
2	1,500	1,500	1,000	11.0	1.8	1.00	1.50	30	1.09	49.86	90.1	84.9	29,558
2A	1,650	1,500	1,100	11.0	1.8	1.10	1.50	30	0.85	48.83	92.2	88.1	30,273
3	1,500	1,500	1,000	12.0	1.8	1.00	1.50	30	1.59	50.62	86.8	84.9	30,988
3A	1,650	1,500	1,100	12.0	1.8	1.10	1.50	30	1.22	49.69	89.8	88.1	32,156
4	1,500	1,500	1,000	13.0	1.8	1.00	1.50	30	2.21	51.19	83.0	80.0	32,193
4A	1,650	1,500	1,100	13.0	1.8	1.10	1.50	30	1.71	50.40	86.9	92.4	33,689
4B	1,800	1,500	1,200	13.0	1.8	1.20	1.50	30	1.36		89.5	95.2	34,748
5	1,500	1,500	1,000	14.0	1.8	1.00	1.50	30	2.93	51.60	79.1	90.5	33,033
5A	1,650	1,500	1,100	14.0	1.8	1.10	1.50	30	2.30	50.95	83.5	93.8	34,237
5B	1,800	1,500	1,200	14.0	1.8	1.20	1.50	30	1.84	50.20	86.9	99.5	36,301
5C	1,950	1,500	1,300	14.0	1.8	1.30	1.50	30	1.50	49.41	89.3	102.2	37,295
6C	1,950	1,500	1,300	15.0	1.8	1.30	1.50	30	1.98	50.03	86.8	106.5	38,852
6D	2,100	1,500	1,500	15.0	1.8	1.40	1.50	30	1.66	49.30	89.0	109.1	39,822

No significant concerns were noted. A laboratory-scale pilot plant run will be required to confirm the operating parameters and examine the build-up of deleterious elements such as silica and crud under a flotation/leach setting.

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

A relic copper cementation circuit will be set-up on the raffinate to maximize copper recovery. The cementation process will be similar to that of Kennecott’s Spedden process and used to ensure minimal copper is sent back to the tails leach and potentially lost. The cemented copper product will be recycled back to the pressure oxidation circuit. Subsequent, testwork will be required to optimize the cementation circuit design, recovery, and economics.

19.3.4	Thickening

Limited thickening or rheological testing has been completed on the Getty material. Only the slimes from the Vat leaching tests had thickening and rheological testing. Industry averages were used to size the thickeners and other necessary settling equipment in the flotation and leaching circuits. The following design parameters were used in developing the thickener characteristics:

Thickener Design Criteria

Flotation Tails
Thickener U/F Density - 50% solids
Flux rate t/m2/h - 0.52

The current design uses conventional thickening and assumes a 50% underflow density. Further testing will be required to ensure that high compression thickening will not be required to make the necessary 50% underflow prior to leaching.

Post Leach
Thickener U/F Density - 50% solids
Flux rate t/m2/h - 0.52
Flocculent may be required to meet the specific design criteria noted above.
The current design uses conventional thickening and assumes a 50% underflow density. A case study comparing filtration with counter-current decantation (CCD) for the leach residue application will need to be reviewed. Based on the available data, CCD typically has slightly better overall economics, with significant performance advantage and reliability in the cleaning of the leach residues. The process design will need to review the use of high compression thickeners to maximize underflow densities and minimize losses of copper through the CCD thickeners.

Pressure Oxidation (POX) Residue
Thickener U/F Density - 50% solids
Flux rate t/m2/h – 1.0
Flocculent may be required to meet the specific design criteria noted above.

The current design uses conventional thickening and assumes a 50% underflow density. A case study comparing thickening to filtration will be required to optimize this part of the circuit. Further thickening and rheological testing will be required on all aspects of the operation.

19.3.5	Filtration

No vacuum and pressure filtration tests were carried out in conjunction with the Pregnant Feed Solution thickening tests. Industry averages for chalcopyrite concentrate filtration were used. The following design parameters were used in developing the filtration characteristics:

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Filtration Design Criteria
Copper Concentrate (Includes concentrate thickener)
(Assumes 65% solids, product has a P80 of 325 mesh)
Flux rate t/m2/h - 0.487

POX Material (includes any vertical mill ground material to include leach residues)
(Assumes 65% solids, product has a P80 of 10 micron)
Flux rate t/m2/h – 1.0
Further filtration test data will be required for the finalization of the flowsheet.

19.3.6 Concentrate Leaching

The sulfide flotation concentrate will be treated using Nitrogen Species Catalyzed Pressure Oxidation Leaching (NSC). A vertical grinding mill will be fed concentrate containing a nominal 29% copper and approximately 0.9% molybdenum and ground to approximately 10 microns. The ground concentrate is then fed to one of two pressure oxidation autoclaves using the following leaching parameters (Table 19-4):

Table 19-4 NSC Leaching Parameters

Parameter	Unit	Value

Solids Flowrate	tonne/day	202
Slurry Solids Content	g/l	50
Initial Free Sulfuric Acid	g/l	25
Reactor Working Pressure	kPag	620
Maximum Temperature	°C	155
Total Leach Time	Min	45
Nitrogen Species Concentration	g/l	2

From the autoclave, a Cu/Mo bearing solution is recovered from the autoclave effluent via a high-rate thickener and polishing filtration, and then through a series of activated carbon columns for molybdenum recovery. Then an EcoTec Acid Purification Unit (APU) is used to recover excess sulfuric acid which is recycled back to the autoclave feed system. After molybdenum and acid recovery, the copper-laden leach solution is sent to a conventional SX/EW circuit and the copper recovered as “electrowon” cathode.

The NSC process results in near total oxidation (+99%) of the copper sulfide concentrate and is estimated to convert a majority of the sulfide sulfur to sulfuric acid (60%), and some to elemental sulfur (40%). The elemental sulfur is collected in the POX residue through thickening and filtration. The POX residue is then leached for the sulfur content with sodium hydroxide to make a soluble sodium sulfate and a final leach residue. The following are the POX leaching parameters (Table 19-5):

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Table 19-5 POX Leaching Parameters

Parameter	Unit	Value

Solids Flowrate	tonne/day	126
Slurry Solids Content	g/l	50
Reactor Working Pressure	kPag	620
Maximum Temperature	°C	130
Total Leach Time	Min	45

Approximately 50% of the POX residue will be recycled back to the NSC leach for enhanced copper and molybdenum recovery and to provide inert heat sink materials to the NSC POX system. This helps to optimize the concentrate pressure oxidation system by providing more heat capacity. The other estimated 50% of residue will be sent to tails. The amount recycled and sent to tails will be optimized to maximize throughput and metal recoveries.

In the overall POX residue reaction, sodium sulfate is formed. After thickening and polishing filtration, the sodium sulfate solution is passed through a set of carbon columns to recover relic molybdenum. The purified sodium sulfate solution will be further processed via electrodialysis (EDU) and evaporation to recover a 70% sulfuric acid product and a 100-g/l sodium hydroxide product. These will be recycled back into the process plant. Any excess sodium sulfate will be sent to a multiple effect crystallizer, crystallized into flake sodium sulfate, filtered, dried, bagged, and sold. The relic molybdenum recovered will be processed as identified below.

The molybdenum-laden activated carbon is atmospherically stripped with ammonium hydroxide to make an ammonium molybdate solution. The pH is then increased to 2.0 using sulfuric acid causing ammonium molybdate to precipitate. The precipitated ammonium molybdate is then filtered with the clear solution being recycled back to the process. The filtered ammonium molybdate solid is then calcined at 5500 C, converted to molybdenum trioxide, bagged, and sold. The ammonia driven off by the calcination process is scrubbed, collected, and reused in the system. The stripped carbon will be recycled back to the molybdenum recovery circuit. A portion of the carbon will also be reactivated in a conventional kiln operation.

Both the NSC concentrate and leached residue pressure oxidation processes can provide significant heat. For efficient process, heat, or energy economy, the resultant heat will be used in the process plant to increase the atmospheric flotation tailings leach temperatures, thereby improving copper leaching kinetics and ultimately increasing copper recovery levels. This waste heat will also be utilized in the EDU sulfuric acid recovery and sodium sulfate multiple effect evaporation system.

The production rate for the NSC concentrate pressure oxidation circuit is designed with excess capacity so outside copper and molybdenum containing concentrates can be processed through the plant on a toll or purchased basis. Further testing will be required to ensure the optimized parameters of the NSC pressure oxidation system are identified and quantified for concentrate treatment and for final sizing of the various items associated in the metal recovery systems.

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

19.3.7	Tailings Facility

The tailings disposal area identified for deposition of the proposed 86,600,000 dry tons of whole slurry tailings is depicted in Figure 19.4. Placement of the tailings facility will use the general relief of the valley to minimize construction requirements of the new facility. Deposition is anticipated to consist of rotationally spigotted tailings from the perimeter of the embankment crest. The general size of the facility is estimated at approximately 1,500 meters long, 900 meters wide, and an estimated height of 45 meters. With the geometry shown, the disposal facility can store the required tailings tonnage at an approximate embankment height of 50 meters with an assumed conservative tailings in-place dry density of 1283 kg/m3. An additional 2 meters was added to the embankments to provide nominal freeboard for storm event storage. With the assumed base elevation of 1645 meters, the embankment crest will be ultimately established at an elevation of 1690 meters.
In order to defer costs, the embankment will be constructed in multiple phases, each approximately 10 meters in height.

Figure 19.4 New Tailings Disposal Facility

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

A typical embankment cross section with decant is shown in Figure 19-5. The embankment geometry has been established with a 55 meters wide crest and 2:1 (horizontal:vertical) interior and exterior slopes. 10 meters wide was selected for the nominal crest width to provide for pickup truck and maintenance vehicle traffic, the tailings slurry discharge line, and safety berms (as needed). Embankment materials are expected to consist of waste rock and/or spent tailings materials. The embankment materials should consist of generally well-graded rockfill with sand, gravel, and fines. The maximum particle size of the rockfill should be on the order of 12 inches. The rockfill should be compacted in lifts to form a dense, stable mass. Two to one (2:1) interior and exterior slopes were selected to provide a generous factor of safety for slope stability.

Note: Further Geotechnical and engineering review will ultimately decide the final configuration and location of the facility and the embankment.

Figure 19.5 Typical Embankment Section

Placement of the tailings disposal was selected for the following reasons:

  the projected storage area has no active streams or water courses a collection system is placed to capture under-drainage and recycle water the facility is generally downhill from the mill which will minimize tailings pumping the facility design will result in a drained tailings mass at closure the area provides a low visual corridor

  site infrastructure (power line corridors, roads, etc.) is in place

19.3.8	Flowsheet

The process flowsheet is very detailed but relatively conventional in nature. The ore flowsheet as identified in this Preliminary Feasibility Study is shown schematically in Figure 19.6:

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and Engineering

GETTY MIXED OXIDE AND SULFIDE COPPER AND MOLYBDENUM ORE PRODUCTION FLOWSHEET

Ore Storage and Crushing Circuit
Comminution Circuit
250 TON STORAGE BIN
APRON FEEDER
C160 JAW
SAG MILL 1
SAG MILL 2
Ball Mill 1
Ball Mill 2
SCATS
CLASSIFYING CYCLONES
Copper Solvent Extraction and Electrowinning
HEAT EXCHANGER
IRON BLEED
COPPER CATHODE GRADE A
PLS POND
UNDERFLOWS TO CCD
Matchline - See 19.6 - 2 of 2
RECYCLED ACID SOLUTION
Acid Recovery
SOLUTION
POX RESIDUE THICKENER
SOLIDS
SOLUTION HOLDING TANK
LAROX FILTER
POX PULP
POX RESIDUE SLURRY TANK
FLASH VESSEL
CONDITIONING TANK
STORAGE TANK
FINE GRINDING
HEAT EXCHANGER
ACID
Bulk Copper and Molybdenum Concentrate NSC Pressure Oxidation
POX SOLIDS
SULFUR RECOVERY
SLURRY
RELIC MOLY RECOVERY
APU
CARBON COLUMNS
CARBON
ATMOSPHERIC STRIP
AMMONIUM MOLYBDATE PRECIPITATION
MoO3
Molybdenum Trioxide Production
SOLUTION TO MOLY STRIP MAKEUP
EDU
EXCESS SOLUTION TO CRYSTALLIZ
RETURN CCD STREAM
Na2SO4 SOLUTION
H2SO4 TO POX
NaOH TO PROCESS

Source: Getty Copper Inc.

WEST COAST ENVIRONMENTAL AND ENGINEERING	**Ore Production Flowsheet** **Flow Diagram 1 of 2** Getty Copper Project Kamloops, British Columbia	
PROJECT: GET100-001-07		FIGURE 19.6 - (1 of 2)
DRAWN BY: JLT	DATE: 04/29/09	REVISION: 04/30/09 JLT
APPROVED BY: CLP	DATE: 04/30/09	PRINTED: 04/30/09

GET100_fig 19.6_04.30.2009.dwg

GETTY MIXED OXIDE AND SULFIDE COPPER AND MOLYBDENUM ORE PRODUCTION FLOWSHEET

Bulk Copper and Molybdenum Concentrate Flotation Circuit
SCATS
CLASSIFYING CYCLONES
MAKE-UP WATER
Rougher Flotation
Scavenger Flotation
Cleaner Flotation
Flotation Tailing Thickener
TO MAKE-UP WATER
THICKENER OVERFLOW
CONDITIONING TANK
Bulk Copper and Molybdenum Sulfide Concentrate Thickener
TAILINGS SURGE TANK
TAILS BYPASS
CONCENTRATE (COPPER/MOLY)
Copper Oxide Flotation Tailings Acid Leach Circuit
AIR
CEMENTED COPPER
LIME
Copper Oxide Acid Leached Tailings CCD Circuit
NEUTRALIZATION TANKS
TAILINGS IMPOUNDMENT
Tailings Neutralization and Impoundment
Matchline - See 19.6 - 1 of 2
Pressure Oxidation
FINE GRINDING
LAROX FILTER
WATER
FRESH WATER
MAKE-UP WATER
FILTRATE
NH4SO4
EXCESS HEAT
CRYSTALLIZER/DRYER
CRYSTALLIZED NH4SO4
TO BAGGER
EDU
Sulfur Recovery

Source: Getty Copper Inc.

WEST COAST ENVIRONMENTAL AND ENGINEERING	**Ore Production Flowsheet** **Flow Diagram 2 of 2** Getty Copper Project Kamloops, British Columbia
PROJECT: GET100-001-07	FIGURE 19.6 - (2 of 2)
DRAWN BY: JLT DATE: 04/29/09	REVISION: 04/30/09 JLT
APPROVED BY: CLP DATE: 04/30/09	PRINTED: 04/30/09

GET100_fig 19.6_04_29_2009.dwg

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

19.4	Process Plant Design

To develop the Getty Project, several single processing facilities were reviewed with the project requirements of a grinding facility, flotation plant with an agitated leach tails followed by SX-EW of the leach product. The review identified several like projects including Kansanshi, Olympic Dam, Jaduguda, Sapon, and Konkola. All of these projects operate or tested a flotation process followed by an agitated tails leach and typically use some type of solvent extraction recovery. Kansanshi (First Quantum) was reviewed in great detail as it involves a Flotation/Acid Leach of mixed oxide/sulfide ore (Chalcopyrite/Chryscolla) similar to the initial start-up of Getty. Kansanshi’s size (currently processing) 4 to 6 million tons of mixed oxide/sulfide ore per year), material type (Chalcopyrite/Chryscolla), concentrate leach (concentrate leach of Chalcopyrite concentrates), SX-EW recovery of copper, and by-product recovery made Kansanshi a viable and comparable process to review as a general model basis for Getty development. The process also used the Asarco Pima (South) mill as a basis of design for the grinding circuit as the grinding requirements were very similar.

For background, Kansanshi produces approximately 17,500 tons per day from an open pit mine that produces both a mixed ore (oxide/sulfide) and sulfide ore. The oxide/sulfide plant consist of sag mill/ball mill followed by sulfide flotation and then agitate leaches the tailings for oxide copper recovery. The sulfide copper concentrate from flotation is then high pressure/high temperature leached to dissolve the copper with the soluble copper from the leach circuit and oxide circuit combined and recovered with SX-EW technology (Feb 2003, Technical Report –The Kansanshi Copper Project Northwestern Province Zambia – First Quantum).

A review of the high pressure/temperature concentrate leach process in the Kansanshi model, identified potential cost savings for the Getty project by using an Nitrogen Species Catalyst (NSC) concentrate leach. These cost savings were due to the fact that NSC does not require high temperatures and pressures to achieve the same level of copper oxidation. The nitrogen species effectively acts as a recoverable catalyst and increases the process kinetics at lower temperatures and pressures. By being able to operate at lower temperature and pressures, the autoclaves do not need to be titanium clad or based, they can be stainless steel or some variant of stainless that is significantly cheaper to install.

The NSC leach is a proven technology that was operated in the Sunshine Plant, Sunshine Mining Company that processed Tetrahedrite ore commercially for 11 years used only stainless vessels and equipment.

To evaluate whether the NSC would likely work on the Getty project Mr Fayram reviewed documentary input for the project in the form of papers and testing on similar projects to include:

  Marco Punta Optimization (Sociedad Mineral el Brocial) of Copper Recovery in Enargite Concentrates

  Robinson Project (Quadra) Leach testing of Molybdenum Concentrates

  Sunshine Mine (Sunshine Mining) Leaching of Tetrahedrite Ore

  Idaho Cobalt Project (Formation Metals) Leaching of Cobaltite and Chalcopyrite

  Bagdad Mine (FMI) Leaching of Chalcopyrite Concentrates

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

These papers along with other published papers help provide the basis for his conclusions about the applicability of the process for the Getty project. The NSC process plant and its industrial operating data are available as a basis of design and can be readily found within various mineral and metallurgical databases.

Throughput and Production

A single processing facility similar to the Kansanshi mine located in Zambia, Africa was modeled and reviewed with the Getty metal recovery process being developed to process both oxide and sulfide resources from all of the Getty deposits. The facility will be designed to operate the tails leach plant as long as oxide material from the pit is being mined. Upon completion of mining of the oxide resources, the flotation tails will bypass the leach circuit and go directly to tails. As currently identified, the SX/EW circuit has been designed to process the correct amount of copper cathode whether the process solutions come from the tails leach, concentrate leach, or both. In addition, there is excess capacity built in for potential outside concentrate treatment.

The basis of the design of the Getty process plant is the production of a maximum of 30,000 tonnes of cathode copper metal per annum and an additional 1,125 tonnes/annum of molybdenum trioxide. The maximum copper capacity accounts for both entire proposed production from the Getty resources as well as potentially from outside copper concentrate treatment. Additionally, the molybdenum plant will also be designed with excess capacity to potentially produce an additional 1,125 tonnes of molybdenum trioxide a year from outside sources. In addition, if any rhenium were present in the molybdenum concentrates, the proposed process flowsheet would recover it too. Accordingly, the molybdenum facility may be further upgraded as necessary based on demand and the prevailing economics.

The potential total Getty precious metal production reporting to flotation concentrates will be developed and reviewed in further feasibility analysis and testing. Historically, copper and molybdenum resources in the Highland Valley typically contain some levels of gold and silver. Precious metal grades identified in the previous Getty concentrate flotation testing have shown gold as high as 2.97 grams/tonne and silver as high as 35.6 grams/tonne of concentrate. Based on this data and the criteria in this study, this concentrate grade may amount to the potential recovery of approximately 7,200 oz/annum of Au and 86,000 oz/annum of Ag. If this estimate of precious metals content proves to be true and accurate, the flowsheet proposed in this study could be readily and rapidly adapted to recover silver and gold based on proven industrial unit operations.

Process Design Criteria

The design criteria in Table 19-6 through Table 19-26 establish the design parameters that are to be followed in project design and execution. The source for a particular criterion is identified per the code in the following List of Sources:

AE	Allihies Engineering	NOR	Noram Engineering
BTM	Bateman Engineering	TBD	To be Determined
DER	Derived or calculated result	TL	Testing Laboratory
ECO	EcoTec	TRM	Tri Mer
GC	Getty Copper	VEN	Vendor Information
IND	Industrial Practice
LP	Local Practice

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Table 19-6 Ore Characteristics

Ore Characteristics	Units	Value	Source	Comments

Mine Operations	tonne/day	15,000	GC
Operating Days per Year	day	350	GC
Mine Life	year	15	IND
Schedule: Shifts/day		2	IND
Hours/shift		12	IND
Plant Performance
Availability	%	92	IND
Daily Throughput (design)	tonnes	16,000
Specific Gravity
Getty South Deposit		2.76	TL	Britton Report
Getty North Deposit		2.6	TL	Bateman Report
Bulk Density	tonne/m3	2.5
ROM: Ore size	mm	1000
Ore Moisture content	% w/w	3 nom, 5 max	GC
Angle of Repose	degrees	37		TBD
Draw down angle	degrees	60		TBD
Crusher Work Index
Autogenous Work Index	kWh/tonne	3.85 - 7.31	LP	Estimated Based on Highland Valley Minnovex Technology Paper
Bond Work Index (Ball Mill)	kWh/tonne	*15.4 -17.8	GC	Bethlehem Copper – 18.2 – Mineral Processing Handbook
Abrasion Index	g/tonne	0.5 to 0.7	LP	Highmont - Design and Install of Comminution Circuits
Average Feed Assay
- Copper	%	0.400	GC
- Acid Soluble Copper	%	54.1	GC
- Molybdenum	%	0.005	GC	Average of North

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Table 19-7 Primary Crushing Circuit

Characteristics	Units	Value	Source	Comments

Primary Crushing Circuit	tonne/day	15,000
Operating Schedule	hr/shift	10	GC
	shift/day	2	GC
	hr/year	7300	GC
Utilization	%	83.3	GC
Crusher Availability	%	80	GC
Crushing Time	hr/day	16	GC
Processing Rate (Design)	tonne/hr	937.5	DER
Product Size (P80)	mm	150	DER	Pima Mill Basis
Crusher Size	type	C160	DER
Crusher Open Side Setting
maximum	mm	175	DER	Pima Mill Basis
minimum	mm	140	DER	Pima Mill Basis
Maximum Crusher Capacity	tonne/hr	1000	VEN
Crusher Discharge Feeder Type		Apron	IND	Pima Mill Basis
Dump Pocket Capacity	tonne	250	IND
Discharge hopper Capacity	tonne	100	IND

Table 19-8 Coarse Ore Stockpile

Characteristics	Units	Value	Source	Comments

Live Capacity	hr	24	GC
	tonne	15,000	GC
Total Capacity	tonne	20,000	DER	Live capacity 75%.
Angle of Repose, Outside	degrees	37	IND	Final Angle - TBD
Drawdown Angle	degrees	55	IND	Final Angle - TBD
Reclaim No of Conveyors		1	IND
Reclaim Feeder Type		Belt	IND
No of Feeders		4	IND

Table 19-9 Grinding Circuit

Characteristics	Units	Value	Source	Comments

Operating Schedule	day/yr	365	GC
	hr/day	24	GC
Plant Availability	%	92	IND
Processing Rate Design	tonne/hr	675	DER

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Table 19-10 Primary Grinding Circuit – SAG

Characteristics	Units	Value	Source	Comments

Mill Size	m x m	8.5 x 3.6	DER	Pima Mill Basis
Number of Mills		2	DER	Pima Mill Basis
Design Operating Power	kWh/t	7.31		Estimated Based on Highland Valley Minnovex Technology Paper
New Feed Size (P80)	microns	150,000	DER	Pima Mill Basis
Product Size (P80)	microns	1,400	DER	Pima Mill Basis
New Feed Rate	tonne/hr	675	DER
Selected Power	kW	2,240	DER	Pima Mill Basis
Nominal Steel Charge	%	8	DER	Lornex Mill
Design Steel Charge	%	12	DER	Lornex Mill
Mill Slurry Density	% solids	75	IND

Table 19-11 Sag Mill Discharge Screen

Characteristics	Units	Value	Source	Comments

Type	Horiz, vibrt		DER	Pima Mill Basis
Aperture	mm	2	IND
Unit Area	M2/ m3 /h	TBD
Number of Screens		2	IND	1 op, 1 standby
Screen o/size, % SAG discharge	%	20	IND
Screen o/size flow rate	tonne/hr	135	DER
O/size solids conc.	%	90	DER	Pima Mill Basis
Size	m x m	2.4 x 7.3	IND	Final size based on final testing.

Table 19-12 Secondary Grinding Circuit

Characteristics	Units	Value	Source	Comments

Grinding Mill Type	Ball		DER	Pima Mill Basis
Bond Work Index	kWh/t	17.8	GC	Beattie Report - Max
Ball Mill Circuit Feed (P80)	microns	1,200	DER	Pima Mill Basis
Ball Mill Circuit Product (P80)	microns	100	GC	Beattie Report
Design Power/Mill	kW	2240	DER	Pima Mill Basis
Ball Mill Size, dia. x length	m x m	5.0 x 5.8	DER	Pima Mill Basis
Number of Mills		2	DER	Pima Mill Basis
Ball Mill Density	% solids	78	IND

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Table 19-13 Secondary Classification Circuit

Characteristics	Units	Value	Source	Comments
Type		Cyclone	IND
Cyclone O/F product (P80)	microns	100	GC	Beattie Report
Cyclone underflow density	% solids	60	IND
Cyclone overflow density	% solids	40	IND
Circulating Load	%	250	IND
Cyclone Diameter	in	15	DER	Size may increase based on final underflow characteristics.
Number of Cyclones Operating/ball mill		8	DER	TBD based on final design and manufacturer.
Number of Cyclones Installed/ball mill	% solids	10	DER
Pump Type		Centrifugal	IND

Table 19-14 Flotation Circuit

Characteristics	Units	Value	Source	Comments
Type
Rougher Float Time	minutes	10	TL	Beattie Report
Specific Gravity (ore)	% solids	2.7	IND
Rougher Flotation Feed Density	% solids	35	IND
Rougher Flotation Feed pH		8.6	TL	Beattie Report
Cleaner Float Time	minutes	12	DER
Cleaner Flotation Feed Density	% solids	25	IND
Cleaner Flotation Feed pH		10	DER
Cleaner Thickener, UF	% solids	65	IND
Concentrate Thickener Specific Area	m3 /hr/m2	4.032	LP	Final to be estimated based on final design.
Concentrate Thickener UF Pump		Air Diaphragm	IND
Concentrate Filtration Rate	t/m2 /h	0.487	IND	Estimated Based on industry average.
Scavenger Float Time	minutes	10	GC	Same as rougher
Scavenger Feed Density	% solids	25	IND
Tails Thickener Specific Area	m3 /hr/m2	0.52	IND	Settler Specific Area
Tails Underflow Density	% solids	50	IND
Pump Type		Centrifugal	IND	All but Concentrate Thickener

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Table 19-15 Oxide Tailings Leach Circuit

Characteristics	Units	Value	Source	Comments

Feed Rate	tonne/hr	675	GC
Leach Extraction	%	80	AMEC
Leach Settled Density	% solids	60	AMEC
H2SO4 Added	Kg/t	27.00	AMEC
H2SO4 Consumed by Gangue	Kg/t	17.00	DER
Estimated Leach Time	Minutes	360	DER	Estimated based on initial test-work.
Leach Tank Aeration		Air	IND	Air Sparged Tanks
CCD Thickener Specific Area	m3/hr/m2	0.52	BTM	Settler Specific Area
CCD Underflow Density	% solids	50	IND
CCD Overflow Solids Max	g/l	20	IND
Neutralization pH		7.5	IND
Neutralization Agent		Lime	IND
Pump Type		Centrifugal

Table 19-16 Copper Recovery Circuit

Characteristics	Units	Value	Source	Comments

Plant Cathode Capacity	tonne/yr	23,440	GC
Design	tonne/yr	30,000	GC
Operating Schedule	hr/day	24	GC
	days/yr	365	GC
Operations Availability	%	95

Table 19-17 Solvent Extraction Circuit

Characteristics	Units	Value	Source	Comments

Feed Solution
Flowrate	m3/hr	310	DER
Copper	g/l	10	GC
Total Iron	g/l	5	IND
Ferric Iron	g/l	1	IND
pH		2.0	IND
Chloride (max)	g/l	75	IND
Solids (max)	g/l	20	IND
Copper Recovery	%	92.5	IND
Temperature	ÚC	20 Min – 30 Max	BTM

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Table 19-17 Solvent Extraction Circuit (continued)

Characteristics	Units	Value	Source	Comments

Raffinate Copper	g/l	0.75	DER
Raffinate Flowrate (Excl iron Bleed)	m3/hr	310	DER
No. of Stages		2	IND
No. of Boxes		2	IND
Mixer Retention Time	min	2	IND
Mixer O/A Ratio		1:1	IND
Settler Specific Area	m3/hr/m2	4.032	BTM
Organic Flowrate	m3/hr	310	IND
Stage Efficiency	%	95	DER

Table 19-18 Stripping Section

Characteristics	Units	Value	Source	Comments

Electrolyte
Flowrate	m3/hr	67.2	DER	Estimated – IND
Strong Electrolyte	g/l	50	IND
Spent Electrolyte
Copper	g/l	33	IND
Acid (Max)	g/l	170	IND
Iron (Max)	g/l	2	IND
Temperature Design	ÚC	20	IND
Temperature Max	ÚC	30	IND
No. of Stages		1	IND
No. of Boxes		2	IND
Mixer Retention Time	min	2	IND
Mixer O/A Ratio		1:1	IND
Settler Specific Area	m3/hr/m2	4.032	BTM
Organic Flowrate	m3/hr	310	IND
Stage Efficiency	%	95

Table 19-19 Organic Phase

Characteristics	Units	Value	Source	Comments

Reagent Type		Acorga M 5640	IND	TBD – Final testing will determine actual chemicals.
Concentration	%	30.0	DER	Estimated – IND

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Table 19-19 Organic Phase (continued)

Characteristics	Units	Value	Source	Comments

Diluent Type		High Flashpoint Kerosene Shellsol 2046	IND	Final
Flashpoint	ÚC	80
Aromatic, Max	%	20	IND
Copper: Iron Transfer Ratio	Expected	1000	IND
	Design	500	IND
Organic Entrainment in Raff and	ppm	30-75	IND
strong Electrolyte
Aqueous Entrainment in Loaded	ppm	250-500	IND
Organic
Aqueous Entrainment in Stripped	ppm	300-600	IND
Organic
No. of Boxes		2	IND
Mixer Retention Time	min	2	IND
Mixer O/A Ratio		1:1	IND
Settler Specific Area	m3/hr/m2	4.032	BTM
Organic Flowrate	m3/hr	310	IND
Stage Efficiency	%	95	IND

Table 19-20 Mixer Settlers

Characteristics	Value	Source	Comments

No. of Streams
Extraction	2	IND
Stripping	2	IND
Primary Mix Impeller	Pump-Mix	IND
Secondary Mix Impeller	Turbine	IND
Recycles	Aqueous – all stages	IND

Table 19-21 Electrolyte Preparation

Characteristics	Units	Value	Source	Comments

Electrolyte Clean-up
Type		Float Columns	IND	Jameson, Cominco, Minfloat
No of Stages		2	IND	TBD
Final Organic Content	ppm	Less than 5	IND

Electrolyte Heat Exchange
Type		Plate and Frame	IND

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Table 19-21 Electrolyte Preparation (continued)

Characteristics	Units	Value	Source	Comments
Strong Electrolyte Temp in/out	ÚC	20/40
Spent Electrolyte Temp in/out	ÚC	45/25
Electrowinning
Current Density, Normal	A/m2	258	IND
Current Density, Max	A/m2	275	IND
Current Efficiency	%	90	BTM
Copper Quality		LME Grade A	IND
Design Capacity	tonne/day	72	DER
Operating Cycle	Days	7	IND
Method		1/3 Cell Live Load	IND
Product Bundles	Tonnes	2-3	IND

Cell Design
Number of Cells
Scavengers		26	DER
Commercial		123	DER
Total		149	DER
Cathodes per Cell		45	IND
Anodes per Cell		46	IND
Cathodes - Type		316 Stainless Steel	IND
Cathodes – Size		1.0 M x 1.0 M	IND
Cathode Spacing	mm	100	IND
Anodes - Material		Pb/Ca/Sn Alloy	IND	Solid Rolled Sheet
Anode Thickness	mm	6	IND

Electrical
No of Rectifiers		2	IND
Cell Voltage	Normal	2.0	IND
	Max	2.2	IND
Cell Current - Normal	Amps	24,000	DER
Cell Current - Max	Amps	26,000	DER
Busbar		Copper	IND

Solution Circulation

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Table 19-21 Electrolyte Preparation (continued)

Characteristics	Units	Value	Source	Comments
Flowrate/Cell - Scavengers	m3/hr	TBD	TBD	Flowrate based on bleed.
Flowrate/Cell - Commercial	m3/hr	TBD	TBD	Fllowrate based on cell size.
Copper Drop per Cell - Scav	g/l	2.5	IND
Copper Drop per Cell - Comm	g/l	3.0	IND
Cobalt Dosing	ppm	120	BTM
Iron Content	g/l	2.0	BTM
Chloride Concentration - Max	g/l	30	IND
Mist Suppression Method		Polypropylene Beads	IND
Cell Operating Temp	ÚC	35-45	IND
Tank and Pond Sizing Criteria
Retention Times
SX Feed Pond	Hr	24	IND
Raffinate Pond	Hr	24	IND
Loaded Organic Tank	Min	20	IND
Strong Electrolyte Tank	Min	30	IND
Spent Electrolyte Tank	Min	30	IND
Solution Holding Tank		Contents of 1.5 SX Settler	IND
Diluent Storage		2 Tanker Loads	IND
Extractant Storage	Months	3	IND
Cobaltous Sulfate Storage	Months	3	IND
Utilities
EW Make-up Water
Chloride Content	ppm	Less than 30	IND
Solids Content	ppm	Less than 10	IND
EW Make-up Acid Quality		Smelter Grade - White	IND
Hot Water	ÚC	80	IND	Cathode Washing

Table 19-22 Pressure Concentrate Leach Circuit

Characteristics	Units	Value	Source	Comments

Plant Concentrate Ave Capacity	tonne/day	177	GC
Design Concentrate Capacity	tonne/day	300	GC
Operating Schedule	hr/day	24	GC
	day/yr	365	AMEC
Operations Availability	%	95	IND

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Table 19-23 Nitrogen Species Catalyzed Pressure Leach

Characteristics	Units	Value	Source	Comments
Concentrate Grinding Requirement	Microns	P80– 10	AE	Industrial Practice
Pressure Leach Feed Tank Temperature	ÚC	50	AE	Industrial Practice
Pressure Leach Feed Tank Acidity	g/l	100	AE	Industrial Practice
Autoclave Circuits		2	AE
Pressure Leach Preheat Vessel Exit Temperature	ÚC	100	AE	Industrial Practice
NSC Autoclave Type		Continuous	AE	Industrial Practice
NSC Autoclave Material of
Construction		316 SS, Unlined	AE	Industrial Practice
NSC Autoclave Agitators		Axial props in each compartment	AE	Industrial Practice
Autoclave Compartments		3	AE
NSC Conditions			AE
Concentrate Solids Capacity	tons/day	300	AE	87.6% CuFeS2
Slurry Fresh Concentrate Solids Content	g/l	50	AE	Industrial Practice
Initial Free Sulfuric Acid	g/l	25	AE	Industrial Practice
Reactor Working Pressure	kPa	620	AE	Industrial Practice
Maximum Temperature	ÚC	155	AE	Industrial Practice
Total Leach Residence Time	min	45	AE	Industrial Practice
Nitrogen Species Catalyst		Sodium Nitrite	AE	Industrial Practice
Nitrogen Species Concentration	g/l	2	AE	Industrial Practice
Minimum Final Free Acidity - Minimum	g/l	10 - 15	IND	Required to Maintain Moly in Solution
Copper Recovery	%	97.8	AE	Industrial Practice and Testing
Iron Recovery	%	51.2	AE	Industrial Practice and Testing
Molybdenum Recovery	%	98	AE	Industrial Practice and Testing
Copper Grade	g/l	14.11	DER
Iron Grade	g/l	TBD	TBD
Molybdenum Grade	g/l	0.23	DER
Mass Reduction	%	65	AE	Estimated From Industrial Data and Practice
Acid Generation	g/g concentrate	0.06	AE	Estimated From Testing
Concentrate Sulfur Oxidized to Solution	%	63	AE	Industrial Practice
Oxygen Consumption	g/g concentrate	0.891	AE	Industrial Practice
Pressure Flash Vessels		2	GC
Pressure Flash Vessel Exit Temperature	ÚC	95	AE	Industrial Practice
Pressure Leach Residue Slurry Tank Solids	g/l	17.4	AE	Industrial Practice
Pressure Leach Residue Slurry Tank Temperature	ÚC	90	AE	Industrial Practice

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Table 19-23 Nitrogen Species Catalyzed Pressure Leach (continued)

Characteristics	Units	Value	Source	Comments
Pressure Leach Residue Slurry Tank	g/l	100	AE	Industrial Practice
Acidity
Metal Requirements		316 Stainless	IND	All NSC Vessels
NSC Thickener Settling Characteristics	m3/hr/m2	6.032	AE	Estimated From Industrial Practice
NSC Thickener Underflow Density	%	45	AE	Estimated From Industrial Practice
NSC Residue Filtration Rate	t/m2 /h	1.0	AE	Estimated based on review of other operations.
NSC Overflow Density Design	g/l	20	IND	Feed to PLS Pond
Trimer NOx Gas Removal Capacity	PPMV NOx	5,000	AE	Estimated From Industrial Practice
Process Gas Outflow	acfm	38,693	TRM	Estimated by Trimer Corporation
External Static Pressure	kPa	0.496	TRM	Estimated by Trimer Corp
Total Process Pressure	kPa	2.976	TRM	Estimated by Trimer Corp
Required NOx Removal	%	95	GC

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Table 19-24 Molybdenum Recovery

Characteristics	Units	Value	Source	Comments

Solution Free Acidity	g/l	10 - 15	IND	Required to maintain Moly in solution.
Flowrate - Average	m3/hr	169	DER	Estimated
Flowrate - Maximum	m3/hr	200	DER	Estimated
Carbon Type		Coconut Shell	IND
Carbon Size	mesh	6 x 16	IND
Estimated Retention	hr	1	IND
Carbon Loading	t/t carbon	.1	DER	Estimated – (Extractive Metallurgy of Molybdenum)
Carbon Tanks		5	IND
Carbon/Tank	tonnes	2	IND
Carbon Stripping		Atmospheric	IND
Carbon Screen Type		Dual Deck
Carbon Screen	mesh	Top – 20 Bottom - 65	IND	Carbon Attrition and Recovery after Strip.
Pump Types		Recessed Impellor
Ammonia Addition	t/tonne solution	.10	IND
Strips/Day		5	IND
Elution Time	Hours	2	IND
Ammonium Molybdate Recovery pH		2	IND
Ammonium Molybdate Temp	ÚC	85	IND
Filter Type		Plate and Frame
Filtering Requirement	t/m2 /hr	1.0	DER	Estimated based on practice.
Filtration Size	microns	5
Calciner Type		Fluidized Bed	IND
Calciner Requirement	ÚC	550	IND
Off Gas Recovery		Packed Column	TBD	Hydroxide Addition for Ammonia Recovery and Reuse.
Acid Recovery Unit
Size	m3/hr	200	TBD	Estimated
Free Acidity	g/l	10-15	DER	Estimated Based on Literature
Acid Recovery - Minimum	%	80	ECO	Estimated
Temperature - Maximum	ÚC	70	ECO
Solids Size - Maximum	microns	1	ECO
Solids Filtering		Pall type or equiv	IND	Solutions must be filtered

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Table 19-25 NSC POX Leached Residue Sulfur Recovery

Characteristics	Units	Value	Source	Comments

POX MIXING	g/l	50	IND	Required for leaching.
POX Larox Filtration Rate	t/m2 /hr	1.0	DER	Estimated based on practice
NaOH requirement	g/g sulfur	1.25	AE	Industrial Practice
Flowrate - Maximum	m3/hr		TBD	Based on product quantity
POX Leaching
POX Sulfur Recovery Residue	t/m2 /hr	1.0	AE	Industrial Practice
Filtration
Slurry Solids Content	g/l	150	AE	Industrial Practice
Reactor Working Pressure	kPa	620	AE	Industrial Practice
Maximum Temperature	ÚC	155	AE	Industrial Practice
Relic Moly Recovery
Carbon Tanks		2	IND
Carbon/Tank	tonnes	2	IND
Carbon Stripping		Atmospheric	IND	See Moly Recovery Section
Strips/Day		1	IND	Depends on final equipment sizing
EDU w/Evaporator
NaSO4 Product Treatment Capacity	tonne/day	45	DER	Estimated
Sulfuric Acid Product	% H2SO4	70	DER	Estimated on TRM data.
NaOH Product	g/l	100	DER	Estimated
Sodium Sulfate Crystallizer		Multiple Effect	IND
Sodium Sulfate Dryer		Fluidized Bed	IND
Dryer Temperature	ÚC	350	DER	Based on Product Need
Bagger	Quantity	10 tonne/day	DER	Est.on EDU Production

Table 19-26 Relic Copper Recovery

Characteristics	Units	Value	Source	Comments

Copper Cementation				Need by recovery of SX/EW copper
Iron Requirement	g/g Cu	2-3	AE	Industrial Practice
Flow Rate	m3/hr	310	IND
Cementation Process		Spedden Process	IND	Final testing will identify cementation needs. All sizing based on final recovery.
Copper Concentration	g/l	1-2	IND
Working Temperature	ÚC	65	IND

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

19.4.1	Process Design Review

Crushing and Ore Storage and Reclaim

Initial ore to the plant is expected to be relatively easy to treat. A small portion is highly weathered and the remainder is highly competent with low moisture content values reported at approximately 3%. The proposed crushing circuit utilizes a C160 Nordberg Jaw Crusher that would crush run of mine rock to a nominal 152 mm. The jaw crusher feeds a live-surge capacity stockpile which is nominally designed for 24 hours of live capacity, and six reclaim feeders will feed the two proposed grinding circuits.

Grinding and Classification

The two milling circuits have been designed on the basis of the use of a SAG mill and ball mill combination. The design is based on the Asarco South Mill (Pima Mill). The ore milling circuits have been designed using a SAG Mill Work Index of 5.58 kWh/t to 1,200 microns, and a Ball Mill Work Index of 16.5 kWh/t. The Bond Ball Mill Work Index for the ore is reported to vary from 15.4 to 17.6 kWh/t, and there is no significant difference between the sulfide and oxide material. On this basis, the installed power for the SAG mill grinding 5.2 Mt/yr of ore is calculated at 8.5 MW.

The designed steel charge for the SAG Mill consists of a nominal ball load of 8% by volume, with a design load of 12%. Abrasion indices are based on the nearby Highmont Mill which are considered moderate and have been incorporated into the operating costs. Values for the abrasion indices vary from 0.5 to 0.7. The design cyclone overflow product size is at a P65 of 74 micrometer for the downstream processes of leaching and/or flotation.

Flotation

Oxide and sulfide ores will be campaigned separately with all of the ores initially treated by flotation and leaching. As oxide ore is depleted, the leaching circuit will be bypassed. The flotation of the sulfide ore is based on a conventional rougher/scavenger and two-stage cleaning circuit. Rougher concentrate potentially will be reground to liberate sulfide copper minerals from gangue. Testing will be required to confirm the need for a regrind mill. The selected reagent regime is relatively simple, using only xanthate as collector combined with a frother. The plant has been designed to maximize recovery of sulfide mineralization.

Recovery of acid soluble copper mineralization is not critical as the flotation tailings will be acid leached. General reagent consumption and residence times have been based largely on recent testwork performed with flotation prior to leaching. Locked cycle bench testing has been performed on the different ore types and locations.

Pre-Leach Dewatering

The pre-leach dewatering (thickening) step is designed to maintain the solution balance in the leach SX/EW circuit. The leach circuit is designed for a 50% underflow.

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Copper Leach-Oxide/Mixed Ore Only

Testwork results indicate relatively slow copper leach kinetics for the flotation tail streams. The leach circuit design is based on a 24 hour residence time at 50% solids. Gangue acid consumption will be based on the mine schedule, with a total estimated acid consumption of 17 kg/t, allowing for losses and bleed streams.

Leach Residue Counter Current Decantation (CCD)

Literature data has been used to design a CCD circuit comprising four stages of 35 m diameter standard thickeners. Testing will be required to evaluate the CCD circuit design.

Solvent Extraction

The mass balance indicates a maximum PLS flowrate of approximately 617 m3/h. The mixer-settlers have then been sized on the basis of residence time of two minutes in each of the two mixer stages, and a settler specific area of 4.5 m3/h/m2. The configuration of the solvent extraction circuit is comprised of two extract mixer/settler stages, a wash stage, and a single strip stage.

Maximum flow will occur during mining of the predominantly oxide leach cap. Flow rates to the Pregnant Leach Solution pond will consistently drop during the first three years of the project to approximately 143 m3/hr as sulfides become the predominant species mined. The solvent extraction system is designed for maximum expected flows and copper grades.

Electrowinning

The tank house will use stainless steel cathode technology, with anodes consisting of a lead-calcium-tin alloy. Electrode sizes will be standard for copper recovery, with a submerged area of 1.1 m2, and the cathodes will be pulled on a seven-day stripping cycle. An average current density of 258 (maximum 275) A/m2 will be used and which should be readily achievable in the operating environment, resulting in a requirement for 149 cells of 45 cathodes each. This cell size results in a design current of 24,000 Amps divided between two rectifiers. The cells will be arranged in two blocks of 75 cells, each with its own rectifier. Cathode stripping will typically be manual with automatic presentation of the cathodes to the stripping station, and will operate on at least two shifts per day. Total design cathode copper production is 30,000 tonnes per year.

Concentrate Handling

The concentrate handling system will consist of a Larox pressure filter and storage system. The Larox filter is designed for 37 m2 of filtration capacity. Dewatered material from the Larox filter will either be repulped and fed to the Nitrogen Species Catalyzed (NSC) concentrate leach system, or stored and shipped to a smelter

The NSC oxidative pressure leaching system consists of a 300HP Tower Mill to grind to a P80 of 10 micron. From there, the material will be diluted to 50 grams/liter with recycled acidic process solution and pressure leached in one of two unlined Grade 316 Stainless Steel pressure leach vessels. Pressure and temperature will be maintained accordingly for full leaching of the copper and molybdenum, while maintaining some of the sulfur as elemental sulfur.

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Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Upon discharge from the leach vessels, the pulp will be flashed and the leach residue thickened and filtered. The pregnant leach solution (PLS) will pass through secondary filtration and on to molybdenum recovery. The filtered pressure leached residue, or POX residue, will report to sulfur recovery.

Molybdenum Recovery

The PLS grade will be maintained at approximately 15 gram/liter copper and 0.28 grams/liter molybdenum. The PLS will be passed through a series of five 2-ton carbon columns for molybdenum recovery. Based on industrial practices, approximately 99% of the molybdenum is expected to be recovered in the carbon columns. After molybdenum recovery, the PLS will pass through an industrial EcoTec Acid Purification Unit to recover free acid from the PLS. The recovered sulfuric acid solution product will be recycled back to the NSC pressure oxidation system. The resultant PLS free acidity will be dropped from about 30 grams/liter to approximately 5 grams/liter. This molybdenum-free PLS solution is then sent to the PLS pond where the copper is recovered through a conventional SX/EW circuit.

Upon loading the carbon with molybdenum, the carbon is transferred to an atmospheric strip vessel. The pH is raised with ammonium hydroxide to strip the molybdenum from the carbon, and a concentrated solution of ammonium molybdate is then formed. The ammonium molybdate solution is treated by pH adjustment to 2.0 using sulfuric acid, and then solid ammonium molybdate precipitates. The ammonium molybdate slurry is then filtered in a 3.7 m2 filter, dewatered, and fed to a dryer heated to 550O C. The ammonium molybdate is calcined to form molybdenum trioxide. The ammonia driven off in the calcining process is captured in a water scrubber and reused in the process. The molybdenum trioxide product is dried, bagged and sold.

NSC POX Leached Residue Sulfur Recovery System

Due to the high cost of sulfur based products, another POX system will be implemented to recover sulfur from the NSC leached residue. The NSC POX residue is settled in a 35-meter thickener and the underflow is filtered in a Larox filter. The POX material is stored until ready for sulfur recovery. During sulfur recovery, the POX residue is fed into a leach vessel and ultimately pressure leached with sodium hydroxide and oxygen. The sulfur is converted to sodium sulfate and a sulfur free POX residue is formed. The POX residue is thickened and approximately 50% of this residue is recycled back to NSC, with the remaining 50% of the material going to final tails.

The sodium sulfate solution is filtered and polished, and then fed to a relic molybdenum recovery circuit similar to that discussed above. The clarified and purified sodium sulfate solution is then fed into an Electrodialysis Unit (EDU) and evaporator system. The EDU will convert approximately 50 tonnes per day of sodium sulfate into about 25 tonnes per day of caustic. The caustic grade will be 100 grams per liter sodium hydroxide. Also, 35 tonnes per day of sulfuric acid will be produced at a concentration of 70% sulfuric acid. These by-product solutions will be recycled and utilized in the process where required for leaching, sulfur recovery, and neutralization. Excess sodium sulfate solution from this process will also be treated in a conventional crystallizer system and solid sodium sulfate will be produced, bagged, and sold based on market prices and demand.

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

19.5	Total Facility Operating Costs

The overall average operating cost is estimated to be $14.89/t processed. The total operating cost is comprised of $1.41/t in mine costs, $12.94/t in processing costs, and $.54/t in General and Administrative costs. Details related to each of these major cost categories are presented in Table 19-27.

Table 19-27 Operating Cost Summary

COST SUMMARY
Category	$/Tonne
Mine	$ 1.41
Plant - Average	$12.94
Plant - Oxide	$10.13
Plant - Sulfide	$ 13.91
Administration	$ 0.54
Total Operating Cost	$ 14.89

Operating costs are presented in 2009 CD$.

Administrative costs were estimated at CD$0.54. The costs were calculated at 3.9% of the total operating cost. This was reviewed against administrative costs from local operations and found to be within reasonable limits. A more detailed review will be undertaken when developing a final feasibility report.

The current production schedule is summarized in Table 19-28.

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Table 19-28 Getty Copper Project Pre-Production and Production Forecast

GETTY COPPER NORTH AND SOUTH PROJECT - PRE-PRODUCTION and PRODUCTION FORECAST (millions of tonnes)
Pits	Pre-Production Stripping, Haul Road Construction	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year	Total Tonnes
		1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17
Getty Copper North Pit
Ore	0								5.13	5.25	5.25	5.25	5.25	5.25	5.25	5.25	5.25	2.56	49.69
Waste	0.300								4.16	4.16	4.16	8.65	14.98	14.98	14.98	14.98	36.29	20.45	138.09
Total Material Moved	0.300								9.29	9.41	9.41	13.90	20.23	20.23	20.23	20.23	41.54	23.01	187.78
Getty Copper South Pit
Ore	0	5.25	5.25	5.25	5.25	5.25	5.25	5.25	0.12										36.87
Waste	0.200	5.19	9.45	13.22	13.22	13.22	17.46	13.73	0.47										86.16
Total Material Moved	0.200	10.44	14.70	18.47	18.47	18.47	22.71	18.98	0.69										123.03
Getty Copper North and South Pits
Total Ore Mined	0	5.25	5.25	5.25	5.25	5.25	5.25	5.25	5.25	5.25	5.25	5.25	5.25	5.25	5.25	5.25	5.25	2.561	86.56
Total Waste Removed	0.500	5.19	9.45	13.22	13.22	13.22	17.46	13.73	4.63	4.16	4.16	8.65	14.98	14.98	14.98	14.98	36.29	20.45	224.25
Total Material Moved	0.500	10.44	14.70	18.47	18.47	18.47	22.71	18.98	9.88	9.41	9.41	13.90	20.23	20.23	20.23	20.23	41.54	23.01	310.81

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

19.5.1	Mine Operating Costs

A summary of the mine operational costs for tonnes of ore and combined tonnes of ore and waste are shown in Table 19-29.

Table 19-29 Mine Operating Cost Summary

COST SUMMARY
Category	$ per Tonne
Supplies and Materials	$0.175
Equipment Operating Cost	$0.663
Labor	$0.568
Total Mine Operating Cost	$1.406

Labor

The projected personnel and associated salary and wage scales are typical of an open pit mine for a 15,000 tonnes per day operation. The wages and employee recommendations were determined by InfoMine’s Annual Mine Cost Service wage and salary survey for 2007. At the beginning of 2008, the mining industry experienced a general 3% increase in salaries and wages. The increase is included in the following summaries stated in 2008 Canadian dollars (Table 19-30). There may be some minor adjustments in personnel requirements as the project is commissioned, but these adjustments should not have a significant impact on the overall operating costs.

Table 19-30 Salary and Hourly Personnel Wages

Salaried Personnel	Number Required	Annual Salary	Burden Factor	Salary + Burden	Total Salary

Mine Superintendent	1	$111,250	40%	$155,750	$155,750
Mine Foreman	4	$88,230	40%	$123,522	$494,088
Blasting Foreman	1	$88,230	40%	$123,522	$123,522
Senior Engineer	0.5	$106,680	40%	$149,352	$74,676
Mining Engineer	1	$106,680	40%	$149,352	$149,352
Chief Geologist	0.5	$111,250	40%	$155,750	$77,875
Ore Control Geologist	1	$98,240	40%	$137,536	$137,536
Sampler	4	$58,920	40%	$82,488	$329,952
Chief Surveyor	0.5	$83,080	40%	$116,312	$58,156
Surveyor	1.5	$58,920	40%	$82,488	$123,732
Maintenance Superintendent	1	$111,250	40%	$155,750	$155,750
Shop Foreman	4	$88,230	40%	$123,522	$494,088
Total Annual Salaries					$2,374,477
Total Cost per Tonne Ore & Waste at 20.14 million tonnes per year					$0.118

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Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Hourly Personnel	Number Required	Hourly Wage	Burden Factor	Hourly Wages + Burden	Total Wages

Driller	12	$28.66	44%	$41.27	$495
Blaster	3	$28.71	44%	$41.35	$124
Blaster Helper	3	$21.17	44%	$30.49	$91
Shovel and Loader Operator	10	$28.64	44%	$41.25	$413
Truck Driver	24	$25.04	44%	$36.06	$865
Equipment Operator	16	$26.28	44%	$37.85	$606
Mechanic	10	$27.48	44%	$39.58	$396
Lt. Vehicle Mechanic	1	$27.48	44%	$39.58	$40
Welder	1	$27.48	44%	$39.58	$40
Welder/Millwright	1	$23.73	44%	$34.18	$34
Serviceman	2	$23.73	44%	$34.18	$68
Storeman	1	$21.17	44%	$30.49	$30
Tireman	1	$23.62	44%	$34.02	$34
Total Wages per Hour					$3,236
Total Wages per Day					$25,888
Total Cost per Tonne Ore & Waste at 20.14 million tonnes per year					$0.45

Supplies and Materials

Consumable supply prices and unit and daily costs used for the Getty Project mine plan are shown in Tables 19-31 and 19-32:

Table 19-31 Consumable Supply Prices

Consumable Supplies	Price	Source

Diesel Fuel	$0.674 per liter	MJ Ervin & Associates Inc.
Electricity	$0.0655 per kWh	Fortis B.C.
ANFO	$0.97 per kilogram	Dyno Noble
Booster	$6.18 per booster	Fayram
Nonel Detonators (dual delay)	$3.47 per detonator	Dyno Noble
Miscellaneous	$0.25 per each	Fayram
Hole Plugs (voids)	$4.74 per each	Fayram
Tie Line	$4.23 per line	Dyno Noble
Detonation Cord	$0.597 per meter	Dyno Noble

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Table 19-32 Supplies and Materials Unit and Daily Costs

Supplies and Materials			Cost / Unit	Daily Costs

Electricity	19,989	kWh/day	$0.066	$1,319
Powder	7,650	kg/day	$0.970	$7,421
Caps	78	caps/day	$3.470	$271
Primers	78	primers/day	$4.230	$330
Det. Cord	1,223	m/day	$0.597	$730
Total Cost of Supplies and Materials per Day				$10,071
Total Cost per Tonne at 20.14 million tonnes per year				$0.175

Equipment Operating Costs

Equipment operation costs used in this open-pit mine plan are current costs obtained from Mine and Mill Equipment Costs, An Estimator’s Guide by CostMine, a subdivision of InfoMine. A sales tax rate of 7% is added to all equipment and non-fuel supply prices. All units are metric and all costs are in 2008 Canadian dollars.

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Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Table 19-33 Equipment Operating Costs

Daily Equipment Operating Costs
TYPE	Number of Units	Hourly Operation Costs per Unit						Total Hourly Operating Cost	Operated Hours per Day	Total Daily Operating Cost
		Maintenance Overhaul &	Fuel/Power	Lube	Tires	Wear Parts	TOTAL

Mass Excavators, 15 CM	2	$116.63	$94.36	$8.83	-	$30.04	$249.86	$499.71	15.7	$7,846
Mass Excavators, 12 CM	1	$25.25	$61.33	$4.47	$16.42	$30.13	$137.60	$137.60	10.3	$1,417
Front End Loader, 6.5 CM	1	$44.58	$30.33	$14.46	$9.69	$5.94	$105.00	$105.00	2.6	$273
Trucks, Rear Dump, Rigid Frame	6	$41.61	$67.40	$5.94	$22.82	$1.78	$139.55	$837.30	14.4	$12,057
Tractors, Crawler 410hp	2	$30.66	$39.09	$2.56	-	$12.17	$84.47	$168.95	15.0	$2,534
Tractors, Crawler 510 hp	2	$40.88	$45.16	$2.56	-	$16.23	$104.82	$209.65	19.0	$3,983
Drills, Rotary Crawler 165 mm	2	$29.72	$14.83	$10.70	-	$26.95	$82.19	$164.39	12.4	$2,038
Drills, Hydraulic 110-165 mm	1	$37.15	$41.79	$13.01	-	$34.68	$126.63	$126.63	12.4	$1,570
Graders (with ripper/scarifier)	2	$20.52	$23.59	$1.95	$10.13	$9.27	$65.46	$130.92	14.0	$1,833
Trucks, Water	2	$37.15	$50.55	$7.23	$22.52	$1.49	$118.93	$237.87	14.0	$3,330
Trucks, Fuel Lube	1	$6.51	$6.74	$0.91	$0.83	$0.37	$15.36	$15.36	8.0	$123
Trucks, Service	2	$5.57	$3.37	$0.36	$0.83	$0.37	$10.50	$21.00	4.0	$84
Truck, Tire Handler	1	$5.57	$3.37	$0.36	$0.83	$0.37	$10.50	$10.50	4.0	$42
Truck, Welding/Crane	1	$5.57	$3.37	$0.36	$0.83	$0.37	$10.50	$10.50	6.0	$63
Truck, Crane 20t	1	$14.86	$16.85	$2.89	$0.67	$2.97	$38.24	$38.24	1.0	$38
Truck, Crane 60t	1	$17.83	$20.22	$4.34	$1.40	$2.97	$46.76	$46.76	1.0	$47
Truck, Explosives	1	$9.29	$10.11	$3.61	$0.69	$1.86	$25.56	$25.56	4.0	$102
Truck, Sanding/Stemming	1	$9.29	$10.11	$3.61	$0.69	$1.86	$25.56	$25.56	4.0	$102
Trucks, 4 Wheel Drive	8	$4.64	$1.35	$0.18	$0.19	$0.19	$6.55	$52.40	4.0	$210
Lights, Portable Diesel	6	$2.32	$1.35	$0.18	$0.09	$-	$3.94	$23.65	8.0	$189
Forklift, Warehouse	1	$2.79	$2.02	$1.08	$0.59	$0.19	$6.67	$6.67	4.0	$27
Backhoe Loader 97hp	1	$14.86	$6.07	$5.42	$1.75	$0.93	$29.03	$29.03	3.5	$102
Flatbed Truck	1	$5.57	$6.74	$1.80	$1.04	$0.46	$15.61	$15.61	1.0	$16
Crew Vans	2	$5.57	$3.37	$0.90	$2.08	$0.37	$12.29	$24.58	4.0	$98
Skid Loader	2	$3.72	$5.39	$1.81	$1.40	$0.37	$12.69	$25.38	1.0	$25
ATV	2	$3.72	$1.35	$0.72	$0.59	$0.19	$6.57	$13.14	2.0	$26
			Total Daily Operating Costs							$38,180
			Total Cost per Tonne Ore & Waste at 20.14 million tonnes per year							$0.663

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

19.5.2	Plant Operating Costs

Overview

Operating costs for the project have been estimated from a zero base using, where possible, project specific staffing, salary, wage, and benefit requirements; unit consumption of materials, supplies, power, and water; and delivered supply costs. Where specific data do not exist, cost allowances have been based upon consumption and operating requirements at other similar properties for which reliable data exist. Freight costs were added as a percentage of the unit cost incorporating the specific location and distance.

The operating costs have been estimated without added contingency allowances. The operating costs are considered to have an accuracy range of ±20%. Operating costs have been based upon information obtained from the following sources:

Project metallurgical testwork and process engineering

  Budgetary quotations from potential suppliers of project operating and maintenance supplies and materials

  Budgetary quotations from local suppliers

  Recent project file data

  Experience with similar operations

The average operating costs for the production of copper at the Getty Project, per tonne of ore for each ore type, are presented in Table 19-34. The costs in this table do not include GST, cathode refining and shipping, or reclamation and closure costs, and all costs are in Canadian Dollars.

Table 19-34 Average Unit Operating Costs – Life of Mine

Area	Oxide	Sulfide	Mixed (50/50)*

Management Labor	$0.36	$0.36	$0.36
Operating Labor	$1.14	$1.14	$1.14
Grinding	$1.98	$1.98	$1.98
Flotation	$0.53	$0.53	$0.53
Tails Leach	$3.84		$2.14
Concentrate Leach		$7.02	$3.91
SX/EW	$2.88	$2.88	$2.88
Total cost per tonne	$10.73	$13.91	$12.94

* Costs will be slightly higher when splitting the cost

These costs are based upon ownership of all project production equipment and site facilities. The estimate is based upon the owner employing and directing all operating, maintenance, and support personnel.

Labor

The following personnel and associated salary and wage scales (Table 19-35 and Table 19-36) are typical of a concentrator for a 15,000 tonnes per day open pit operation. An initial staffing level for process and administration personnel was developed and reviewed by Getty Copper

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Inc. Modifications to the process staff were made as required for efficient operation of the plant. The wages and employee recommendations were determined using InfoMine’s Annual Mine Cost Service wage and salary survey for 2007. At the beginning of 2008 the mining industry experienced a general 3% increase in salaries and wages, and this increase is included in the salaries.

Provisions for benefits and taxes were included in the wage and salary data, and no provisions for overtime were made. The benefits and burdens for salaried personnel were based on 42% of the base annual salary. The 42% benefit and burden rate is based on actual benefit and burden rates for existing operations in Canada. General and Administrative staffing levels and wages were developed based on similar operations.

Table 19-35 Mill Management Labor

Salaried Personnel	Quantity	Annual Salary	Burden Factor	Salary + Burden	Total Salary

Mill Manager	1	$102,462	42%	$145,497	$145,496
Leach Manager	1	$102,462	42%	$145,497	$145,496
Assay Lab Manager	1	$79,759	42%	$113,258	$113,258
General Foreman	2	$79,759	42%	$113,258	$226,517
Shift Foreman	4	$74,294	42%	$105,497	$421,989
Mill Engineer	1	$80,002	42%	$113,603	$113,603
Assayers	4	$33,931	42%	$48,182	$192,728
Lab Helpers	8	$31,873	42%	$45,259	$362,072
Manager Assistant	1	$102,462	42%	$145,496	$145,496
Total Annual Salaries					$1,866,659
Total cost per tonne ore at 4.725 million tonnes per year					$0.36

Table 19-36 Mill Operation Labor

Item	Hourly Personnel	No. per shift	No. Shifts	Hourly Rate	Burden	Cost per Day

Grinding	Primary Crusher Operator	1	2	$28.50	27%	$869
	Grinding Mills Operator	1	2	$28.50	27%	$869
Flotation Leach	Flotation Operator	1	2	$28.50	27%	$869
	Leach Operator	2	2	$28.50	27%	$1,738
	Chemical Mix Operator	1	2	$24.98		$762
	Tailings Dam Operator	1	2	$24.98		$762

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Table 19-36 Mill Operation Labor (continued)

Item	Hourly Personnel	No. per shift	No. Shifts	Hourly Rate	Burden	Cost

	Tailings Dam Helper	1	1	$21.88	27%	$333
NSC/POX	POX Operator	1	2	$28.50	27%	$869
	Leach Operator	2	2	$28.50	27%	$1,738
General	Helper	6	2	$24.98	27%	$4,569
	Laborers	4	2	$20.05	27%	$2,445
	Chemical Mix Operator	2	2	$21.88		$1,334
Total Wages per day						$17,157
Total cost per tonne ore at 4.725 million tonnes per year						$1.14

There may be minor adjustments in personnel requirements as the project is commissioned, but these adjustments should not have a significant impact on the overall operating costs.

Power

For the purposes of assessing the operating costs by area, the power consumption used in a given section has been estimated based upon installed power factored for operating schedule, availability, operating utilization, and load factor. The source of power in the area is BC Hydro. BC Hydro has a substation approximately 8 miles from the current mill location. This substation has sufficient capacity to operate the current Highland Valley infrastructure and was used for the old Bethlehem mine which is now shut-down.

In addition, Getty had a signed Development Power Rate Agreement with BC Hydro to interconnect with the BC Hydro Grid under the “Power For Jobs Proposal”, whereby BC Hydro also proposed an interconnection to the existing power line 14.4 km north of the town of Logan Lake which adjoins the Getty property. There is also a major B.C. Hydro transmission line that crosses over the Getty property. The unit cost of power has been estimated to be CDN $0.048 (US$0.04/kwh) for the Getty Project, based on the above cost basis.

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Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

The following is BC Hydro’s rate schedule for industrial service:

Industrial: Transmission Service
Mines, chemical plants, large sawmills, pulp and paper mills, large manufacturing. Schedule 1823 Transmission Service, of the Electric Tariff.
Demand Charge:	$5.260 per kVA of billing demand
Energy Charge:	$0.02608 per kWh applied to all kWh up to and including 90% of the customer's baseline load (CBL) in each billing year $0.07360 per kWh applied to all kWh above 90% of the customer's baseline load (CBL) in each billing year
Minimum Charge:	$5.260 per kVA of billing demand per billing period
Rate Rider:	1.0% Rate Rider applied to all charges, before taxes and levies

The above rate schedule gives a rate of approximately $0.045/kWh for BC hydro power use. The rate is based on 90% power at 0.02608 and 10% power at 0.07360 plus 35% addition for demand change. This is an unnegotiated rate and includes all firm power. A review of Highland Valley’s power cost was identified at $0.048/kWh.

Total average power consumption was estimated to be approximately 104.5 kWh/tonne of ore. Therefore, the average power cost was estimated at about CDN $4.97 per tonne of ore. Total attached power was estimated to be about 80.4 MW. Power costs are presented for each section as shown in Table 19-37.

Table 19-37 Processing Power Load and Consumption

Item	Attached Load (kW)	Ave. Consumption kWh/Yr	Ave. Consumption kWh/tonne

Crushing/Grinding	14,286	98,910,000	18.84
Flotation/Leach	3,133	21,691,670	4.13
Concentrate Leach	5,502	38,093,702	7.26
SX/EW	57,500	388,500,000	74.00
Total	80,421	547,195,372	104.23

Consumable Items

Operating supply requirements have been estimated based upon unit costs and consumption where possible, and have been broken down by area and ore type. Presented below are the assumptions and unit costs associated with the development of the operating cost estimate. All freight is included. Reagent consumptions were derived from test work and from the Design Criteria. Other costs were estimated from past experience with similar operations. Consumption of major consumable items is shown below in Table 19-38 through Table 19-41.

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Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Table 19-38 Steel Consumption and Cost*

	lb/tonne	$/lb	$/Kg	$/tonne
Liners
Primary Crusher	0.01	$1.84	$4.06	$0.02
SAG Mill	0.079	$1.60	$3.53	$0.13
Ball Mill	0.041	$1.73	$3.81	$0.07

Balls
SAG Mill	0.81	$0.49	$1.08	$0.40
Ball Mill	0.78	$0.45	$0.99	$0.36

Total steel consumption cost per tonne				$0.96

* Basis Lornex Pit

Table 19-39 Chemical Usage Flotation

	Kg/tonne	$/Kg	$/tonne

Lime	0.283	$0.207	$0.06
PAX	0.010	$9.545	$0.10
A3302	0.005	$11.664	$0.06
Frother	0.017	$4.707	$0.08
Total flotation chemical usage cost per tonne ore			$0.30

Table 19-40 Chemical Usage Tails Leach

	Kg/tonne	$/Kg	$/tonne

Acid	8.732	$0.105	$0.92
Neutralization Lime	9.605	$0.207	$1.99
Total tails leach chemical usage cost per tonne ore			$2.91

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Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Table 19-41 Chemical Usage Concentrate Leach

		Kg/tonne	$/lb	$/Kg	$ /tonne

NSC	Acid	7.330	$0.048	$0.105	$0.77
	H2SO4 RETURN	-2.3	$0.048	$0.105	$-0.24
Timer	NaOH	0.033	$0.651	$1.430	$0.05
	H2SO4	0.098		$0.124	$0.01
	NaClO2	0.228	$0.204	$0.450	$0.10
	Na2S	0.128	$1.284	$2.824	$0.36

Moly	NH4OH	0.500	$0.065	$0.144	$0.07
	NH4OH Return	-0.250	$0.065	$0.144	$-0.04
	Carbon	0.015		$2.912	$0.04
POX	NaOH	2.990		$1.702	$5.09
	NAOH Return	-1.880	$0.920	$2.023	$-3.80
	Oxygen	10.160		$0.166	$1.69
	Propane	2.500		$0.059	$0.15
	EDU MEM Replacement				$0.51
	APU Resin Replacement				$0.04
Total concentrate leach chemical usage cost per tonne ore					$4.80

Maintenance Items

Maintenance supply requirements have been estimated based upon a percentage of the unit costs. The grinding, flotation, leach, and SX/EW were estimated at 13.3% of the operating costs. The NSC was estimated at 19.95% of the operating costs. Costs were reviewed and compared from past experience with similar operations.

Laboratory

Analytical testing (“assaying”) of samples will be conducted in an on-site laboratory. It was estimated that approximately 90,000 samples from mined material, crushed ore, and metallurgical accounting will require assaying each year. This averages out to about 257 assays per day. The cost of supplies for assays was estimated at $1.00 for each solution assay test.

Natural Gas

Natural gas fuel is required for operation of the molybdenum calcining furnace and the activated carbon kiln. The operating cost for natural gas is estimated at $0.10 per tonne of ore.

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

19.6	Capital Costs

Capital cost dollar amounts are generated from a number of sources compiled by Western Mines (a Division of InfoMine) and are used in this Preliminary Feasibility Study only as a general guide. They are taken from start-up operations and represent an average cost for the items listed. The Getty Project operation could experience a number of factors that could affect the total capital costs positively or negatively, such as fluctuating energy and fuel costs and possible water supply issues. A full Feasibility Study is required to define each of these items more precisely. Note: Changes in costs from June 9, 2009 to current are basically due to lowering of the reclamation costs (better data on British Columbia requirements), lower working capital casts (operating costs lowered due to mining the North Pit first) and lower contingency by obtaining better quotes thus improving the cost estimate and removing items such as the reclamation bond and working capital from the contingency.

Table 19-42 identifies the estimated capital cost for the project:

Table 19-42 Capital Cost Summary

COST SUMMARY
Category	$/Tonne
Mine (less EPCM)	$42,638,050
Mill	$230,770,238
Indirects	$45,291,677
Contingency	$39,541,957
Working Capital	$19,727,557
Reclamation Bond	$7,277,278
Total Capital	$385,246,757

Working capital is estimated at 4 months of the total operating cost in the first year.

All EPCM items are separated from individual capital cost items.

A 15,000 tonnes-per-day open-pit mining and processing operation will require various sizes and types of buildings to complete the infrastructures. The following list provides some of the buildings and structures normally required for such an operation: maintenance buildings, a dry-house for the employees, office space, warehouse, ANFO storage bin, etc. The following gives approximate sizes of these buildings:

Buildings	Area(m2)
Shop	1,150
Dry	400
Office	870
Warehouse	900
ANFO Storage Bin	90

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

19.6.1	Mine Capital Cost

Equipment purchase used in this open-pit mine plan are current costs obtained from Mine and Mill Equipment Costs, An Estimator’s Guide by CostMine, a subdivision of InfoMine. A sales tax rate of 7% is added to all equipment and non-fuel supply prices. All units are metric and all costs are in 2008 Canadian dollars.

Mining operations capital is provided in the Capital Cost Estimate Summary in Table 19-43.

Table 19-43 Mining Operations Capital Cost Estimate Summary

CAPITAL COSTS
Item	Weight* Factor	Item Cost
Equipment		$34,407,722
Haul Roads/Site Work	9%	$2,945,301
Pre-Production Stripping	4%	$1,365,987
Buildings and Site Development	11%	$3,691,949
Electrical System	1%	$227,091
EPCM	23%	$7,869,046
Sub Total		$50,507,096
Contingency at 15%		$8,356,432
Total Capital Costs		$64,065,976

* Percent of Equipment Capital Cost Estimate

The equipment capital and operating costs listed below in Table 19-44 is comparable in size and type for a similar size current operation in Mexico.

Table 19-44 Equipment Capital Costs

Capital Cost Report (CD$)
TYPE	MODEL	Number of Units	Capital Cost per Unit	Extended Capital Cost

Mass Excavator	15 CM bucket capacity	2	$4,469,370	$8,938,740
Mass Excavator	12 CM bucket capacity	1	$1,449,881	$1,449,881
Front End Loader	6.5 CM bucket capacity	1	$693,250	$693,250
Truck, Rear Dump, Rigid Frame	150 tonnes, mechanical drive	6	$1,604,745	$9,628,470
Tractor, Crawler (with ripper)	410 hp	2	$706,088	$1,412,176
Tractor, Crawler (with ripper)	510 hp	2	$834,467	$1,668,934
Drill, Rotary Crawler	165 mm	2	$854,944	$1,709,888
Drill, Hydraulic	100 mm to 165 mm	1	$596,965	$596,965
Grader (with ripper/scarifier)	16 ft. blade	2	$564,870	$1,129,740
Truck, Water	50,000 gallon water tanker	2	$1,717,077	$3,434,154
Truck, Service	Mobile field fuel/lube truck	1	$295,273	$295,273
Truck, Service	Mechanic field service truck	2	$157,907	$315,814

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Table 19-44 Equipment Capital Costs (continued)

Capital Cost Report (CD$)
TYPE	MODEL	Number of Units	Capital Cost per Unit	Extended Capital Cost

Truck, Service	Off-road tire service truck	1	$359,463	$359,463
Truck, Welding/Crane	Mobile field welding/crane truck	1	$157,907	$157,907
Truck, Crane	Rough terrain - 20 tonne	1	$238,273	$238,273
Truck, Crane	Hydraulic crane - 60 tonne	1	$223,920	$223,920
Trucks, Shot Loader	453.5 kgs per minute capacity, ANFO	1	$295,273	$295,273
Trucks, Blasting Support	Sander/stemming	1	$102,704	$102,704
Trucks, 4 Wheel Drive	3/4 ton, 5 speed, regular cab, heavy duty	8	$38,514	$308,112
Lights, Portable Diesel	Trailer mounted telescoping towers, 9 meter ht. 13.8 Hp (metric) engine 8kw	6	$12,196	$73,176
Forklift	Warehouse	1	$103,448	$103,448
Backhoe Loader	97 hp	1	$269,597	$269,597
Flatbed Truck		1	$51,352	$51,352
Crew Vans		2	$44,933	$89,866
Mine Communications		1	$64,190	$64,190
Distpatch System		1	$706,088	$706,088
Skid Loader		2	$37,189	$74,378
ATV		2	$8,345	$16,690
Total				$34,407,722

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

19.6.2	Mill Capital Costs

The process plant and infrastructure costs are outlined in Table 19-45 and summarized in Table 19-46 below. Direct costs are given as a bare cost including freight without accuracy provision or fee component, which are shown as indirect costs. The total Direct Plant and Infrastructure capital cost estimate is roughly $231 million, while Indirect costs add roughly $37 million, making a total of $268 million. No taxes or escalation has been applied. All costs are calculated in Canadian Dollars and the overall level of accuracy is estimated at a ±20%.

Direct costs include supply of materials and equipment for construction, labor and supervision, support facilities, freight, mobilization/demobilization, spares and first fill of reagents and consumables, and contractor and supplier mark-up and profit. First fill is included in the Auxiliaries cost.

Indirect costs are those expenditures covering engineering, procurement and construction management services, and supervision and commissioning of the works. In addition to the estimated amounts, an accuracy contingency has been included in the estimate. This is based on an assessment of the degree of definition available for each principal cost center on a discipline by discipline basis, including supply and install packages.

The purpose of the accuracy provision is to make specific allowances for uncertain elements of cost within the defined project scope. It attempts to reduce the risk of cost overrun to a predetermined acceptable level, but does not allow for scope changes, exchange rate fluctuations, or escalation. These engineering contingencies are an integral part of the cost estimate and are separate from any general project contingency which the owner may allow.

Capital costs of equipment were developed using the following references:

Cost Mine: Mine and Mill Equipment Costs – An Estimators Guide, 2007

Mular, Andrew; Poulin, Richard; CAPCOSTS: A Handbook for Estimating Mining and Mineral Processing Equipment Costs and Capital Expenditures and Aiding Mineral Project Evaluations, CIM Special Volume 47, 1998

The actual estimation of costs was completed using a modified factored cost estimate from:

Vilbrandt, Frank; Dyrden, Charles; Chemical Engineering Plant Design, 1959

Equipment costs were estimated from sizes developed by a basic mass and flow balance, equivalent material testing, and from experience. Costs were escalated as appropriate using Marshall and Swift Mine and Mill cost index as identified in Chemical Engineering and info-mine cost data.

Factors used in process plant cost estimating are based on experience and the detail of quotes developed for specific equipment. The capital cost estimate for the processing operations equipment is identified in Table 19-45 below with a summary of installation, site development and ancillary facilities costs immediately following in Table 19-46.

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Table 19-45 Mineral Processing Capital Cost Estimate*

Item Totals	Equipment	Description	Quantity	Price FOB Fabricator	Total Price FOB Fabricator	Updated Cost	Cost Data Info

CRUSHER $3,410,897	ROM Bin w/750 mm fixed Grizzly	180 Tonne	1	91,357	91,357	119,889	Minefinders (2005)
	Vibrating Grizzly Feeder	Nordberg N62 X 20 SD w/150 mm Opening	1	110,000	110,000	144,354	Minefinders (2005)
	Jaw Crusher	C 160 w/motor	1	714,000	714,000	936,992	Minefinders (2005)
	Chutes	Grizzly (US, OS), Crusher Discharge	1	12,750	12,750	16,732	Minefinders (2005)
	Rock Breaker	Pivot Mounted f/ Jaw	1	189,262	189,262	248,371	Minefinders (2005)
	Jaw Crusher Discharge Conveyor	60 Inch	1	49,000	49,000	64,303	Minefinders (2005)
	Coarse Ore Stockpile Conveyor	42 Inch	1	216,000	216,000	283,460	Minefinders (2005)
	Coarse Ore Weightometer	36 inch - 0.05% Accuracy	1	7,150	7,150	9,383	Minefinders (2005)
	Dust Control System	100 HP	2	25,000	50,000	65,616	Minefinders (2005)
	Tramp Magnet - Electromagnet	10x12	1	6,563	6,563	8,613	Minefinders (2005)
	Metal Detector	10x10 Agit	1	8,614	8,614	11,304	Minefinders (2005)
	Coarse Ore Bin Reclaim Conveyor	36	2	216,000	432,000	566,919	Minefinders (2005)
	Reclaim Feeders/Chutes	36	4	73,400	293,600	385,295	Minefinders (2005)
	Ore Bin	300	1	95,105	95,105	124,808	Minefinders (2005)

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Table 19-45 Mineral Processing Capital Cost Estimate* (continued)

Item Totals	Equipment	Description	Quantity	Price FOB Fabricator	Total Price FOB Fabricator	Updated Cost	Cost Data Info

CRUSHER (cont.) $3,410,897	Sag Mill Feed Conveyors	36 inch	2	49,000	98,000	128,607	Minefinders (2005)
	SAG Mill Feed Spouts/chutes	36 inch/with spout	2	50,000	100,000	124,032	CIM Capcost M&M 1400)
	Sag Mill Sampler	36 Inch	2	20,615	41,230	54,107	Minefinders (2005)
	Sag Mill Disch Belt Weightometer	36 inch - 0.05% Accuracy	2	7,150	14,300	18,766	Minefinders (2005)
GRINDING $21,689,569	Sag Mills	8.5M Dia x 3.7M, includes liners, lube system, drive	2	4,307,033	8,614,066	10,684,229	CIM Capcost M&M 1400)
	Motor	2500 HP - Synchronous - 240 RPM (2 and Spare) w/starter)	5	635,053	3,175,265	3,938,356	CIM Capcost M&M 1400)
	Balls	11% Charge - 812 FT3/23.1 M3 365 #/ft3	2	138,928	277,856	344,632	CIM Capcost M&M 1400)
	Ball Mill	5M x 5.8M, includes liners, lube system, drive	2	1,358,989	2,717,978	3,371,172	CIM Capcost M&M 1400)
	Ball Mill Motor	2500 HP - Synchronous - 240 RPM w/starter)	2	635,053	1,270,106	1,575,342	CIM Capcost M&M 1400)
	Ball Mill Sump	Discharge Sumps - 3,375 ft3	2	33,818	67,635	83,889	CIM Capcost M&M 1400)
	Cyclones	20" - 8 per mill plus 2 spare	2	160,640	321,280	398,491	CIM Capcost M&M 1400)

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Table 19-45 Mineral Processing Capital Cost Estimate* (continued)

Item Totals	Equipment	Description	Quantity	Price FOB Fabricator	Total Price FOB Fabricator	Updated Cost	Cost Data Info
GRINDING (cont.) $21,689,569	Sump Pump	7,000 gpm max	4	62,564	250,256	310,398	CIM Capcost M&M 1400)
	Sump Pump Motor	200 hp	4	16,129	64,516	80,021	CIM Capcost M&M 1400)
	Scat Screen	4' x 6' SD	2	10,791	21,582	26,769	CIM Capcost M&M 1400)
	Scat Conveyors	24" - 30' Long	6	32,859	197,154	244,535	CIM Capcost M&M 1400)
FLOTATION $4,259,341	Conditioning Tank	5.5 M DIA x 5 M Tall inc/motor, shaft, impeller	1	104,400	104,400	129,490	CIM Capcost M&M 1400)
	Pumps	14,000 gpm max	2	131,533	263,066	326,287	CIM Capcost M&M 1400)
	Rougher Float Cells	38 M3, 1,400 Ft3 includes motors, launders, discharge boxes	6	122,648	735,888	912,739	CIM Capcost M&M 1400)
	Scavenger Float Cells	38 M3, 1,400 Ft3 includes motors, launders, discharge boxes	6	122,648	735,888	912,739	CIM Capcost M&M 1400)
	Cleaner Float Cells	8 M3, 300 Ft3 includes motors, launders, discharge boxes	2	56,540	113,080	140,256	CIM Capcost M&M 1400)
	Con Thickener	60 Ft Dia	1	190,000	190,000	235,661	CIM Capcost M&M 1400)
	Tail Thickener	132 Ft dia, 40M	1	466,942	466,942	579,159	CIM Capcost M&M 1400)

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Table 19-45 Mineral Processing Capital Cost Estimate* (continued)

Item Totals	Equipment	Description	Quantity	Price FOB Fabricator	Total Price FOB Fabricator	Updated Cost	Cost Data Info

FLOTATION (cont.) $4,259,341	Conditioning Tank	5.5 M DIA x 5 M Tall inc/motor, shaft, impeller	1	104,400	104,400	129,490	CIM Capcost M&M 1400)
	Con Filter and Pump	10 disk filter w/ pump/ and	1	357,305	357,305	443,174	CIM Capcost M&M 1400)
	Pumps	14,000 gpm max	2	131,533	263,066	326,287	CIM Capcost M&M 1400)
LEACH $28,489,281	Leach Tanks	12 M Dia x 12 M - 304 SS	9	1,028,700	9,258,300	11,483,287	CIM Capcost M&M 1400)
	CCD Thickeners	132 Ft dia, 40M - 304 SS	4	1,260,743	5,042,974	6,254,919	CIM Capcost M&M 1400)
	Conditioning Tank	5.5 M DIA x 5 M Tall inc/motor, shaft, impeller - 304SS	2	281,880	563,760	699,245	CIM Capcost M&M 1400)
	Heat Exchanger	Slurry Type Exchanger	1	450,000	450,000	558,146	Estimate
	Cooling Tower	Slurry Tower	1	1,350,000	1,350,000	1,674,437	Estimate
	Pumps	14,000 gpm max	4	355,139	1,420,556	1,761,950	CIM Capcost M&M 1400)
	Tails Pump	14,000 gpm max	2	355,139	710,278	880,975	CIM Capcost M&M 1400)
	Tails Dam	626 acres with dam	1	3,656,548	3,656,548	4,346,539	Estimate - Camm

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Table 19-45 Mineral Processing Capital Cost Estimate* (continued)

Item Totals	Equipment	Description	Quantity	Price FOB Fabricator	Total Price FOB Fabricator	Updated Cost	Cost Data Info
SX/EW $16,092,377	Electrowinning Plant	85 Tons/Day	1	3,711,864	3,711,864	4,603,912	CIM Capcost M&M 1400)

NSC $6,686,413	Fine Grinding System	Grinding System to Grind to 37 micron, 20 ton/hr, 200HP	1	525,101	525,101	651,295	CIM Capcost M&M 1400)
	Larox Filter	Production Capacity of 20 ton/hr, 400 ft2 area	1	956,799	956,799	1,186,740	CIM Capcost M&M 1400)
	Storage Tank	5.5 M DIA x 5 M Tall inc/motor, shaft, impeller	3	104,400	313,200	388,469	CIM Capcost M&M 1400)
	ConditioningTank	5.5 M DIA x 5 M Tall inc/motor, shaft, impeller, SS 316	1	353,916	353,916	438,970	CIM Capcost M&M 1400)
	Leach Vessel	316 SS - 60,000 Gallons, Includes Agitators and Motors	2	500,000	1,000,000	1,188,700	Estimate by Allihies
	Flash Vessels	35% of Leach Vessel Cost	1	175,000	175,000	208,023	Estimate by Allihies
	Tri Mer	70,000 cfm @ 800 ppm NOX	2	1,021,900	2,043,800	2,429,465	Tri Mer Estimate
POX SYSTEM $23,760,502	Residue Tank	5.5 M DIA x 5 M Tall inc/motor, shaft, impeller, 316SS	1	353,916	353,916	438,970	CIM Capcost M&M 1400)
	Con Thickener	60 Ft Dia, 316 SS	1	644,100	644,100	798,892	CIM Capcost M&M 1400)
	Post Filtration	Assume 1 ton/hr - 200 sq ft Capacity	1	142,692	142,692	176,984	CIM Capcost M&M 1400)

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Table 19-45 Mineral Processing Capital Cost Estimate* (continued)

Item Totals	Equipment	Description	Quantity	Price FOB Fabricator	Total Price FOB Fabricator	Updated Cost	Cost Data Info
POX SYSTEM (cont.) $23,760,502	Larox Filter	Production Capacity of 20 ton/hr, 400 ft2 area	1	956,799	956,799	1,186,740	CIM Capcost M&M 1400)
	Solution Holding tank	5.5 M DIA x 5 M Tall inc/motor, shaft, impeller, 316SS	1	353,916	353,916	438,970	CIM Capcost M&M 1400)
	APU	ECO TECH - 5.0 M liters/day - 918 gal/min	1	6,800,000	6,800,000	8,083,160	ECO Tech Estimate
	Sulfer Recovery Mix tank	5.5 M DIA x 5 M Tall inc/motor, shaft, impeller	1	104,400	104,400	129,490	CIM Capcost M&M 1400)
	Larox Filter	Production Capacity of 20 ton/hr, 400 ft2 area	1	956,799	956,799	1,186,740	CIM Capcost M&M 1400)
	Sulfer Recovery Leach Vessel	60,000 Gallons, Includes Agitators and Motors	1	500,000	500,000	594,350	Estimate by Allihies
	Flash Vessels/Preheat	35% of Leach Vessel Cost	2	175,000	350,000	416,045	Estimate by Allihies
	Heat Exchangers	POX, Molybdate Production, EDU, Crystallizer, 200 sq ft, titanium	4	14,550	58,200	69,182	Estimate by Allihies
	Relic Moly Carbon Columns	304 SS - Carbon Columns - 3.5 M x 3.5 M	2	55,596	111,192	137,914	CIM Capcost M&M 1400)
	Sodium Sulfate Solution Holding Tank	5.5 M DIA x 5 M Tall inc/motor, shaft, impeller	1	104,400	104,400	129,490	CIM Capcost M&M 1400)
	EDU/Evaporator	50 gallon/min - linear cost estimate from 200 gpm	1	7,310,526	7,310,526	8,690,023	Nor AM Estimate
	Crystallizer/Dryer	7000 gallon, carbon steel, Batch 6 hour batch	1	306,489	306,489	380,146	Matches Cost Est. 2007

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Table 19-45 Mineral Processing Capital Cost Estimate* (continued)

Item Totals	Equipment	Description	Quantity	Price FOB Fabricator	Total Price FOB Fabricator	Updated Cost	Cost Data Info
POX SYSTEM (cont.) $23,760,502	Bagger	Bulk Bag Fill System/Super Sacks - 150 tn/day	1	170,400	170,400	211,351	Mine and Mill Cost 2007
MOLY PROD. $1,639,757	Carbon Columns	304 SS - Carbon Columns - 3.5 M x 3.5 M	5	55,596	277,980	344,785	CIM Capcost M&M 1400)
	Strip Circuit	304 SS - Carbon Columns - 3.5 M x 3.5 M	2	55,596	111,192	137,914	CIM Capcost M&M 1400)
	Carbon Regeneration Kiln	2.5 tons/day (4' x 25')	1	679,428	679,428	842,710	CIM Capcost M&M 1400)
	Molybdate Precipitation	Screen/Tank - 3.5M x 3.5 M	2	16,400	32,800	40,683	CIM Capcost M&M 1400)
		Production Capacity of 2 ton/hr, 40 ft2 area	1	42,390	42,390	52,577	Mine and Mill Cost 2007
		600#'s water/hr, fluidized bed	1	66,528	66,528	82,516	CIM Capcost M&M 1400)
	Scrubber	50,000 cfm includes fan and pumps	1	73,216	73,216	90,812	CIM Capcost M&M 1400)
Total Processing Equipment Capital Costs					83,764,700	106,028,136

Calculated in Canadian dollars
*All estimated costs

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Table 19-46 Mineral Processing Capital Cost Estimate

Item	Weight* Factor	Item Cost

Equipment Costs w/freight		$106,028,136
Installation	65%**	$68,918,288
Piping & Instruments	27%	$18,607,938
Building and Site Development	28%	$19,297,121
Auxiliaries	18%	$12,405,292
Outside Lines	8%	$5,513,463
Indirects	35%**	$37,422,631
Sub Total		$268,192,869
Contingency at 12%		$31,185,525
Total Capital Costs		$299,378,394
*	Percent of Installation Cost
**	Percent of Equipment Capital Cost Estimate

19.7	Economics

19.7.1	Introduction

The capital and operating costs generated for the development, operation, and closure of the Getty Project have been evaluated using cash flow analysis as a means of determining the financial aspects and economic indicators for the project. The cash flow analyses were prepared by Todd Fayram and revised by WCE based upon data generated in the Preliminary Feasibility Study, plus on information from Getty Copper, WCE, Mr. Ed Switzer, and Allihies Engineering.

For the purposes of the cash flow analysis, the mine will have an estimated life of 17 years and it is assumed that all pre-production costs occur in Year 0, mining and processing operations commence in Year 1, mining and crushing operations are completed in the third quarter of Year 17, processing operations are completed by the third quarter of Year 17, and reclamation and closure are completed concurrently in Years 16 and 17.

19.7.2	Basis

The base case for economic analysis of the project uses a copper price of CD$ 3.24 (US$ 2.99) per pound (CD$ 7.13 per kilogram), an escalating molybdenum price starting at of CD$ 19.49 (US$ 18) per pound (CD$ 42.88 per kilogram), and a sodium sulfate price of CD$ 344.72 per tonne. The base case for copper is based on a 60%/40% 36-month trailing and 24 month forward average commodity price for both copper. Molybdenum was estimated based on past and current markets prices, and future estimates based on a review of current literature such as CBIC Moly Market Watch and other molybdenum market reviews. The values used in this evaluation are set on the day the evaluation was completed and will change appropriately as the market moves. Sensitivities are run to a ± 30% to give a reasonable view of the project during volatile market phases. Note that because of the small amount of molybdenum produced, the price of molybdenum does not significantly drive the economics.

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and Engineering

Getty Copper, Inc.	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Assumptions used in the economic model are discussed in detail throughout this report and are summarized below:

Model Parameter	Value

General Assumptions
Pre-Production Period	12 months
Mine Life	17 years
Operating Days per year	350
Production Rate (average)	15,000tpd
Commodity
Copper Price (LME Grade 1)	cd$ 3.24 per pound
cd$ 7.13 per kilogram
Molybdenum (High Grade Molybdenum Oxide)	cd$ 19.49 per pound
cd$ 42.88 per kilogram
Market
Discount Rate	5%

Royalty
Net Smelter Return	1.5%

19.7.3	Base Case Cash Flow Analysis

Capital costs for the project are estimated at CD$ 385.2 million initially, with CD$ 27 million in sustaining capital required over the life of the mine. Assuming a base case copper and molybdenum price of CD$ 3.24 and CD$ 19.49 per pound (CD$ 6.93 and CD$ 42.88 per kilogram) respectively, and molybdenum escalating to a final price of CD$ 24.19 per pound (CD$ 53.22 per kilogram), the project has a pre-tax NPV of CD$ 145 million at a 5% discount rate. Estimated time to payback is about 8.3 years at no imputed interest. Total Cash Flow for the project is estimated at CD$ 381 million.

Cash operating costs, including mining, process and support are estimated to be CD$ 19.60 per tonne of ore. Copper and Molybdenum Trioxide will be refined on site and sold FOB mine site based on selling LME Grade 1 Copper and High Grade Molybdenum Oxide.

Reclamation and closure costs and equipment salvage values based on 10% of equipment/package supply costs are included in the cash flow estimates. Royalty payments property taxes and British Columbia Net Proceeds Tax are also included.

The pro forma Cash Flow model is shown in Table 19-47.

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and Engineering

Getty Copper, Inc	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009, as amended May 3, 2010

Table 19-47 Pro Forma Cash Flow Table – Pre-tax, 100% Equity, with Contingency

Canadian Dollar	1.0825											
			PRE-PRODUCTION	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9
PRODUCTION												
Waste Mined	tns			5,690,000	9,450,000	13,220,000	13,220,000	13,220,000	17,460,000	13,730,000	4,630,000	4,160,000
Ore Mined	tns			5,250,000	5,250,000	5,250,000	5,250,000	5,250,000	5,250,000	5,250,000	5,250,000	5,250,000
Copper Ore Grade	%			0.45%	0.45%	0.45%	0.45%	0.39%	0.37%	0.37%	0.37%	0.36%
Moly Ore Grade	%			0.0015%	0.0040%	0.0040%	0.0040%	0.0058%	0.0060%	0.0060%	0.0060%	0.0053%
Copper Contained in Ore	lbs			52,084,148	52,084,148	52,084,148	52,084,148	45,139,595	42,824,744	42,824,744	42,824,744	41,667,318
Moly Contained in Ore	lbs			173,614	462,970	462,970	462,970	671,307	694,455	694,455	694,455	613,436
Average Cu Recovery	%	91%		91%	91%	91%	91%	91%	91%	91%	91%	91%
Average Moly Recovery	%			50%	50%	50%	50%	50%	50%	50%	50%	50%
Copper Recovered	lbs			47,396,574	47,396,574	47,396,574	47,396,574	41,077,031	38,970,517	38,970,517	38,970,517	37,917,259
Moly Recovered	lbs			86,807	231,485	231,485	231,485	335,653	347,228	347,228	347,228	306,718
Sodium Sulfate Recovered	tns			10,360	10,360	10,360	10,360	10,360	10,360	10,360	10,360	10,360
cu equivalent pounds				48,923,974	49,949,766	50,131,722	50,131,722	44,590,629	42,570,830	42,570,830	42,570,830	41,214,765
INCOME FROM SALES												
Copper Price	US $/lb	2.99		$ 3.24	$ 3.24	$ 3.24	$ 3.24	$ 3.24	$ 3.24	$ 3.24	$ 3.24	$ 3.24
Moly Price	$/#			$ 19.49	$ 21.65	$ 24.19	$ 24.19	$ 24.19	$ 24.19	$ 24.19	$ 24.19	$ 24.19
Sodium Sulphate Price	US $/tn	290		$ 313.93	$ 313.93	$ 313.93	$ 313.93	$ 313.93	$ 313.93	$ 313.93	$ 313.93	$ 313.93
Copper Revenue	$		$ -	$ 153,407,307	$ 153,407,307	$ 153,407,307	$ 153,407,307	$ 132,952,999	$ 126,134,897	$ 126,134,897	$ 126,134,897	$ 122,725,846
Moly Revenue	$		$ -	$ 1,691,433	$ 5,011,652	$ 5,600,522	$ 5,600,522	$ 8,120,756	$ 8,400,782	$ 8,400,782	$ 8,400,782	$ 7,420,691
Sodium Sulfate Revenue				$ 3,252,263	$ 3,252,263	$ 3,252,263	$ 3,252,263	$ 3,252,263	$ 3,252,263	$ 3,252,263	$ 3,252,263	$ 3,252,263
INCOME FROM MOLY TOLLING												
Toll Moly Processing	#			879,193	734,515	734,515	734,515	630,347	618,772	618,772	618,772	659,282
Moly Toll Pay	$	14.0%		$ 2,398,351	$ 2,226,315	$ 2,487,907	$ 2,487,907	$ 2,135,074	$ 2,095,870	$ 2,095,870	$ 2,095,870	$ 2,233,083
Copper Pay - Recovered from Toll Moly	$	4%		$ 113,826	$ 95,095	$ 95,095	$ 95,095	$ 81,609	$ 80,111	$ 80,111	$ 80,111	$ 85,355
Sodium Sulfate Pay	Tns/Day	3.47		$ 381,262	$ 381,262	$ 381,262	$ 381,262	$ 381,262	$ 381,262	$ 381,262	$ 381,262	$ 381,262
NET INCOME FROM SALES			$ -	$ 161,244,442	$ 164,373,894	$ 165,234,355	$ 165,234,355	$ 146,933,863	$ 140,345,185	$ 140,345,185	$ 140,345,185	$ 136,098,300
OPERATING COSTS												
OPERATING COSTS	Escalator											
Mining Waste		1.299		$ 1.41	$ 1.41	$ 1.41	$ 1.41	$ 1.41	$ 1.41	$ 1.41	$ 1.41	$ 1.41
Mining Ore		1.299		$ 1.41	$ 1.41	$ 1.41	$ 1.41	$ 1.41	$ 1.41	$ 1.41	$ 1.41	$ 1.41
Processing Ore		11.95		$ 12.94	$ 12.94	$ 12.94	$ 12.94	$ 12.94	$ 12.94	$ 12.94	$ 12.94	$ 12.94
G & A		0.499		$ 0.54	$ 0.54	$ 0.54	$ 0.54	$ 0.54	$ 0.54	$ 0.54	$ 0.54	$ 0.54
G & A after mining											$ -	
Mining Waste				$ 8,001,093	$ 13,280,283	$ 18,589,534	$ 18,589,534	$ 18,589,534	$ 24,551,685	$ 19,306,680	$ 6,510,556	$ 5,849,657
Mining Ore				$ 7,382,379	$ 7,382,379	$ 7,382,379	$ 7,382,379	$ 7,382,379	$ 7,382,379	$ 7,382,379	$ 7,382,379	$ 7,382,379
Processing				$ 67,913,344	$ 67,913,344	$ 67,913,344	$ 67,913,344	$ 67,913,344	$ 67,913,344	$ 67,913,344	$ 67,913,344	$ 67,913,344
G&A				$ 2,835,879	$ 2,835,879	$ 2,835,879	$ 2,835,879	$ 2,835,879	$ 2,835,879	$ 2,835,879	$ 2,835,879	$ 2,835,879
TOTAL DIRECT OPERATING COSTS				$ 86,132,696	$ 91,419,885	$ 96,721,137	$ 96,721,137	$ 96,721,137	$ 102,683,287	$ 97,438,282	$ 84,642,158	$ 83,981,259
NSR Royalty	1.5%			$ 2,418,667	$ 2,465,608	$ 2,479,265	$ 2,479,265	$ 2,203,859	$ 2,105,178	$ 2,105,178	$ 2,105,178	$ 2,041,477
Property Tax	0.07398	Basis	$ 7,500,000	$ 554,850	$ 518,785	$ 482,720	$ 446,654	$ 410,589	$ 374,524	$ 338,459	$ 302,393	$ 266,328
Depreciation												
British Columbia Net Proceeds Tax			$ -	$ 1,502,235	$ 1,459,080	$ 1,370,064	$ 1,370,064	$ 1,004,057	$ 752,238	$ 858,138	$ 7,241,393	$ 6,775,241
NET INCOME BEFORE TAXES				$ 70,635,095	$ 68,510,536	$ 64,172,060	$ 64,208,135	$ 46,584,323	$ 34,428,958	$ 38,605,128	$ 46,094,062	$ 43,034,194

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and Engineering

Getty Copper, Inc	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009, as amended May 3, 2010

Table 19-47 Pro Forma Cash Flow Table – Pre-tax, 100% Equity, with Contingency (continued)

Canadian Dollar 1.0825

			Year 10	Year 11	Year 12	Year 13	Year 14	Year 15	Year 16	Year 17	Total
PRODUCTION											
Waste Mined	tns		4,160,000	8,650,000	14,980,000	14,980,000	14,980,000	14,980,000	36,290,000	20,450,000	224,250,000
Ore Mined	tns		5,250,000	5,250,000	5,250,000	5,250,000	5,250,000	5,250,000	5,250,000	5,250,000	89,250,000
Copper Ore Grade	%		0.33%	0.48%	0.53%	0.35%	0.35%	0.35%	0.35%	0.35%	0.40%
Moly Ore Grade	%		0.0040%	0.0040%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	0.0030%
Copper Contained in Ore	lbs		38,195,042	55,556,424	61,343,552	40,509,893	40,509,893	40,509,893	40,509,893	40,509,893	781,262,213
Moly Contained in Ore	lbs		462,970	462,970	-	-	-	-	-	-	5,856,573
Average Cu Recovery	%	91%	91%	91%	91%	91%	91%	91%	91%	91%	91%
Average Moly Recovery	%		50%	50%	50%	50%	50%	50%	50%	50%	50%
Copper Recovered	lbs		34,757,488	50,556,346	55,822,632	36,864,002	36,864,002	36,864,002	36,864,002	36,864,002	710,948,613
Moly Recovered	lbs		231,485	231,485	-	-	-	-	-	-	2,928,287
Sodium Sulfate Recovered	tns		10,360	10,360	10,360	10,360	10,360	10,360	10,360	10,360	176,120
cu equivalent pounds			37,492,636	53,291,494	56,827,448	37,868,818	37,868,818	37,868,818	37,868,818	37,868,818	749,533,200
INCOME FROM SALES											
Copper Price	US $/lb	2.99	$ 3.24	$ 3.24	$ 3.24	$ 3.24	$ 3.24	$ 3.24	$ 3.24	$ 3.24	$ 3.24
Moly Price	$/#		$ 24.19	$ 24.19	$ 24.19	$ 24.19	$ 24.19	$ 24.19	$ 24.19	$ 24.19	$ 23.77
Sodium Sulphate Price	US $/tn	290	$ 313.93	$ 313.93	$ 313.93	$ 313.93	$ 313.93	$ 313.93	$ 313.93	$ 313.93	$ 313.93
Copper Revenue	$		$ 112,498,692	$ 163,634,461	$ 180,679,717	$ 119,316,794	$ 119,316,794	$ 119,316,794	$ 119,316,794	$ 119,316,794	$ 2,301,109,603
Moly Revenue	$		$ 5,600,522	$ 5,600,522	$ -	$ -	$ -	$ -	$ -	$ -	$ 69,840,966
Sodium Sulfate Revenue			$ 3,252,263	$ 3,252,263	$ 3,252,263	$ 3,252,263	$ 3,252,263	$ 3,252,263	$ 3,252,263	$ 3,252,263	$ 55,288,471
INCOME FROM MOLY TOLLING											
Toll Moly Processing	#		734,515	734,515	966,000	966,000	966,000	966,000	966,000	966,000	
Moly Toll Pay	$	14.0%	$ 2,487,907	$ 2,487,907	$ 3,271,980	$ 3,271,980	$ 3,271,980	$ 3,271,980	$ 3,271,980	$ 3,271,980	$ 44,863,937
Copper Pay - Recovered from Toll Moly	$	4%	$ 95,085	$ 95,085	$ 125,065	$ 125,065	$ 125,065	$ 125,065	$ 125,065	$ 125,065	$ 1,746,991
Sodium Sulfate Pay	Tns/Day	3.47	$ 381,262	$ 381,262	$ 381,262	$ 381,262	$ 381,262	$ 381,262	$ 381,262	$ 381,262	$ 6,481,453
NET INCOME FROM SALES			$ 124,315,740	$ 175,451,509	$ 187,710,287	$ 126,347,364	$ 126,347,364	$ 126,347,364	$ 126,347,364	$ 126,347,364	$ 2,479,339,420
OPERATING COSTS											
OPERATING COSTS	Escalator										
Mining Waste		1.299	$ 1.41	$ 1.41	$ 1.41	$ 1.41	$ 1.41	$ 1.41	$ 1.41	$ 1.41	
Mining Ore		1.299	$ 1.41	$ 1.41	$ 1.41	$ 1.41	$ 1.41	$ 1.41	$ 1.41	$ 1.41	
Processing Ore		11.95	$ 12.94	$ 12.94	$ 12.94	$ 12.94	$ 12.94	$ 12.94	$ 12.94	$ 12.94	
G & A		0.499	$ 0.54	$ 0.54	$ 0.54	$ 0.54	$ 0.54	$ 0.54	$ 0.54	$ 0.54	
G & A after mining					$ -						$ -
Mining Waste			$ 5,849,657	$ 12,163,349	$ 21,064,389	$ 21,064,389	$ 21,064,389	$ 21,064,389	$ 51,029,819	$ 28,756,125	$ 315,333,062
Mining Ore			$ 7,382,379	$ 7,382,379	$ 7,382,379	$ 7,382,379	$ 7,382,379	$ 7,382,379	$ 7,382,379	$ 7,382,379	$ 125,500,448
Processing			$ 67,913,344	$ 67,913,344	$ 67,913,344	$ 67,913,344	$ 67,913,344	$ 67,913,344	$ 67,913,344	$ 67,913,344	$ 1,154,526,844
G&A			$ 2,835,879	$ 2,835,879	$ 2,835,879	$ 2,835,879	$ 2,835,879	$ 2,835,879	$ 2,835,879	$ 2,835,879	$ 48,209,949
TOTAL DIRECT OPERATING COSTS			$ 83,981,259	$ 90,294,951	$ 99,195,992	$ 99,195,992	$ 99,195,992	$ 99,195,992	$ 129,161,421	$ 106,887,728	$ 1,643,570,304
NSR Royalty	1.5%		$ 1,864,736	$ 2,631,773	$ 2,815,654	$ 1,895,210	$ 1,895,210	$ 1,895,210	$ 1,895,210	$ 1,895,210	$ 37,190,091
Property Tax	0.07398	Book	$ 230,263	$ 194,198	$ 158,132	$ 122,067	$ 122,067	$ 122,067	$ 122,067	$ 122,067	$ 4,888,229
Depreciation											$ -
British Columbia Net Proceeds Tax			$ 5,243,483	$ 11,070,353	$ 11,506,858	$ 3,529,678	$ 3,529,678	$ 3,529,678	$ -	$ 2,529,753	$ 63,272,992
NET INCOME BEFORE TAXES			$ 32,996,000	$ 71,260,236	$ 74,033,650	$ 21,604,416	$ 21,604,416	$ 21,604,416	$ (4,831,335)	$ 14,912,606	$ 730,417,884

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and Engineering

Getty Copper, Inc	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009, as amended May 3, 2010

Table 19-47 Pro Forma Cash Flow Table – Pre-tax, 100% Equity, with Contingency (continued)

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and Engineering

Getty Copper, Inc	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009, as amended May 3, 2010

Table 19-47 Pro Forma Cash Flow Table – Pre-tax, 100% Equity, with Contingency (continued)

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and Engineering

Getty Copper, Inc	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

19.8	Sensitivity Analysis

To estimate the relative strength of the project, base case sensitivity analyses were conducted at a price of CD$ 3.24 per pound (CD$ 7.13 per kilogram) copper, and a escalating price of molybdenum starting at CD$ 19.49 per pound (CD$ 42.87 per kilogram) and escalating to CD$ 24.19 per pound (CD$ 53.21 per kilogram). The analyses were completed to determine the effect on project economic indicators by variations in revenue generated by the project (including changes in copper and molybdenum price, copper recovery, and/or copper ore grade), the capital cost of the project, and operating costs. With regard to revenue sensitivity, increases in grade or recovery will result in more copper/ molybdenum produced, which will raise the operating costs a small amount. This is not taken into account in the sensitivity analysis for revenue, but is a minor effect. The before-tax analyses are presented in Tables 19-48, 19-49 and 19-50, with contingencies included per Getty’s request. Figures 19-7, 19-8 and19-9 present a graphical representation of the before-tax sensitivities.

The economic indicators chosen for sensitivity evaluation are the internal rate of return (IRR) and NPV at a 5% and 8% discount rate. The discount rate in this case is the cost of capital plus a country, environmental, technology, inflation/deflation, and project risk factor. In that both the cost of capital and other risks are very low for this project a 5% and 8% discount rate was chosen. A 5% and 8% rate was chosen to give a reasonable sense of the project economics in the current market place. A detailed review of the discount rate will be completed in the feasibility study and changes up or down will be made as appropriate.

The results of the sensitivity analysis are presented in Table 19-48, 19-49 and 19-50, and Figure 19-7, 19-8 and 19-9. This analysis indicates the project is most sensitive to revenue, as most projects are. The revenue parameters are copper and molybdenum price, ore grade, and recoveries.

A review of the sensitivities at a 5% discount rate is discussed as follows:

Revenue – The copper revenue curve is the steepest and, therefore, the most sensitive revenue curve. A review of revenue shows that with a 30% drop in copper price, the IRR (NPV) will fall to -15.1% (CD$ -257.6 million). Conversely, a 30% increase in copper revenue improves the IRR (NPV) to 23.6% (CD$ 520.9 million), for a ±30% variation in the base case copper price. Because all of the other sensitivities shown herein have more horizontal curves, the IRR’s (NPV’s) will fall within the above ranges.

The effect of copper and molybdenum price movements in tandem are limited because the amount of revenue generated by molybdenum is minimal compared to the overall value of the copper. If both the copper and molybdenum price drop by 30% from the base case to CD$ 2.27 copper and CD$ 16.94 molybdenum (average), the IRR (NPV’s) is reduced to approximately -22.5% (CD$ -279.7.0 million). Conversely, a 30% increase in the copper and molybdenum price to CD$ 4.21 copper and CD$ 31.45 molybdenum (average) improves the IRR (NPV’s) to 24.2% (CD$ 541 million).

Operating/Capital Costs - A review of changes in operating and capital costs over a ±30% range also show operating costs to be much more sensitive then capital costs. A 30% drop in operating cost improves the IRR (NPV’s) to approximately 19.6% (CD$ 412.9 million). Conversely, a 30% increase in operating costs lowers the IRR (NPV’s) to approximately -2.5% (CD$ 131 million). Changes in capital costs show similar results but are not quite as sensitive. A 30% drop in capital costs improves the IRR (NPV’s) to approximately 18.5% (CD$ 244.8 million). Conversely, a 30% increase in capital costs lowers the IRR (NPV’s) to approximately 6.4% (CD$ 42.4 million).

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and Engineering

Getty Copper, Inc	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

In conclusion, a review of the sensitivities shows a sustainable, viable project at either the middle to high end of the ±30% confidence range on a before-tax and NPV 0% basis. The project is negatively impacted to the point to threaten sustainability at the lower end of these sensitivity ranges. A review of the Copper/Molybdenum price, IRR, and NPV indicate the project is highly leveraged to copper price fluctuations.

Metal Prices - Due to the increased volatility of metals prices, sensitivities were completed in a range of +/- 30%. The IRR sensitivity of copper at +/- 30% was approximately 38%. The IRR sensitivity of molybdenum at +/- 30% was only 1.5%. This project is highly sensitive to copper price changes but has only limited sensitivity to molybdenum price changes as very little molybdenum is produced.

Sensitivity Note Warning - Discount rates can be highly variable depending on risk factors. This model shows sensitivities at both 5% and 8%. Discount rate changes can significantly change the potential long term viability of the project.

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and Engineering

Getty Copper, Inc	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Table 19-48 IRR Sensitivity, Pre-Tax

Range	-30%	-20%	-10%	0%	10%	20%	30%

Copper Price	-15.08%	-0.63%	5.74%	10.85%	15.43%	19.33%	23.59%
Capital Cost	18.54%	15.22%	12.90%	10.85%	9.17%	7.61%	6.36%
Molybdenum Price	10.04%	10.31%	10.59%	10.85%	11.12%	11.39%	11.53%
Copper Grade	-14.98%	-0.62%	5.74%	10.85%	15.42%	19.33%	23.58%
Copper Recovery	-14.98%	-0.62%	5.74%	10.85%	15.42%	19.33%	23.58%

Table 19-49 NPV @ 5% Discount Rate, Pre-Tax

Range	-30%	-20%	-10%	0%	10%	20%	30%

Copper Price	$(257,560,371)	$(114,602,746)	$16,957,524	$144,997,907	$272,070,211	$390,266,658	$520,903,086
Capital Cost	$244,808,840	$208,118,673	$178,493,556	$144,997,907	$112,257,473	$75,567,306	$42,396,640
Molybdenum Price	$123,869,133	$130,912,058	$137,954,982	$144,997,907	$152,040,832	$159,083,757	$162,697,713
Copper Grade	$(257,246,730)	$(114,394,602)	$17,057,621	$144,997,907	$271,973,802	$390,076,818	$520,618,326
Copper Recovery	$(257,246,730)	$(114,394,602)	$17,057,621	$144,997,907	$271,973,802	$1,122,361,258	$1,342,555,564

Table 19-50 NPV @ 8% Discount Rate, Pre-Tax

Range	-30%	-20%	-10%	0%	10%		20%	30%

Copper Price	$(262,516,993)	$(149,165,107)	$(43,663,191)	$58,818,223	$160,223,479		$253,745,941	$357,948,193
Capital Cost	$157,383,991	$125,192,987	$91,939,280	$58,818,223	$26,212,419		$(9,458,577)	$(42,474,133)
Operations Cost	$269,165,647	$196,267,056	$27,518,916	$58,818,223	$(11,615,794)	$	(83,791,381)	$(159,029,123)
Molybdenum Price	$41,756,363	$47,443,650	$53,130,937	$58,818,223	$64,505,510		$70,192,797	$73,143,001
Copper Grade	$(262,273,327)	$(149,003,324)	$(43,584,931)	$58,818,223	$160,147,973		$253,597,485	$357,725,508

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Getty Copper, Inc	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Figure 19.7 Sensitivity Analysis IRR (Pre-Tax)

Figure 19.8 Sensitivity Analysis NPV(5%) (Pre-Tax)

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Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Figure 19.9 Sensitivity Analysis NPV(8%) (Pre-Tax)

19.9	Economic Parameters

Sodium Sulfate Production

The Getty Project is expected to produce an estimated total of 145,000 to 200,000 tonnes of sodium sulfate. This is an average of 10,000 to 15,000 tonnes per year. The average price for sodium sulfate is approximately CD$ 314 per tonne and, therefore, the total expected value of the sodium sulfate produced during the life of the project is approximately CD$ 55 million. The sodium sulfate will be sold into the fertilizer or paper production markets.

Revenue

Project revenue is based upon the copper/molybdenum production schedule shown in the cash flow analysis. The base case copper and molybdenum revenue assumes an average realized copper price of CD$ 3.24 (US$ 2.99) per pound (CD$ 7.13 (US$ 6.58) per kilogram), and a escalating realized molybdenum price starting at CD$ 19.49 (US$ 18.00) per pound (CD$ 42.87 (US$ 39.60) per kilogram) and escalating to CD$ 24.19 (US$ 22.35) per pound (CD$ 53.21 (US$ 49.17 per kilogram) over the life of the project. The base cases are based on a 60%/40% 36-month trailing and 24 month forward average commodity price for both copper and molybdenum. The average realized sodium sulfate price is estimated at CD$ 314 per tonne.

Based on the mass balance, there is a significant opportunity to process high copper content molybdenum concentrates on a toll basis. The designed capacity will allow for double the base amount of molybdenum through the system. A tolling arrangement will be developed to toll the concentrates for 14% of the total molybdenum value and also keep any copper recovered from the concentrate. These terms are typical in the current molybdenum market.

Operating Costs

Operating costs for this analysis were developed for the study on a year-by-year basis and provided above in Section 19 of this report.

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Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Metal Shipping and Refining

Metal shipping and refining is minimal for this review. Copper metal produced will be LME Grade 1 and will be shipped FOB mine site. The molybdenum will be shipped as high-grade molybdenum oxide and will be shipped FOB mine site. All other products will be shipped FOB mine site.

Reclamation Costs

Reclamation and Closure costs and the timing of expenditures were estimated based on British Columbia Ministry of Energy, Mines, and Petroleum Resources, Mining and Minerals Division, Mining Operations Branch guidelines for reclamation and closure cost estimates for development of project bonding costs. Reclamation and Closure costs are inserted as outgoing cash flow in the pertinent years with concurrent reclamation. Total Reclamation and Closure costs requiring bonding, were estimated to be approximately US$ 7.38 million.

Royalties

All Getty Highland Valley mineral claims are subject to a net smelter return (NSR) sales royalty of 1.5% in favor of Robak Industries.

19.10	Capital and Other Costs

Project capital and other costs are detailed in the cash flow model by year and by type. Additional details on the capital costs are presented in Section 19 of this report.

Pre-production Costs

Pre-production costs are those costs which the project incurs in staff support while the project is in the pre-production phase. These costs are included in the capital costs identified in Section 19.

Operation and Maintenance Supply Inventory

Estimates of the costs to establish maintenance and operating supply inventories are included within the capital cost estimates and are provided in detail in Section 19. The necessary levels were established in the calculation of the project operating costs. Even though these inventories are made up of items which are meant for consumption, the cash flow analysis assumes that maintenance and operating supply inventory (mainly chemicals) are totally recoverable at the end of the project. These costs are included below in the Working Capital costs.

Working Capital Requirement

Working capital is defined for this study as that money used to cover project operating costs from the start of production until a positive cash flow is reached and project expenses can be paid from revenue, plus maintenance and operating supply inventories. The working capital was estimated at 4 months of the Year 1 operating costs. Total working capital was estimated at approximately CD$ 29,700,000 and is broken down below.

Project Operating Costs (Working Capital)	CD$ 19,727,557

Inventory and initial fills were included in the indirects.

Mine & Process Maintenance Inventory (Spare Parts)	CD$ 3,000,000
Operating Supply Inventory (Initial Fill)	CD$ 3,000,000

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Getty Copper, Inc	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

The cash flow model indicates the working capital will be recouped in Years 16 and 17.

Sustaining Capital

Sustaining or future capital is that money which will be spent primarily for the replacement of mining equipment. A total of CD$ 18.2 million of sustaining capital is included in the cash flow model.

Salvage Value

Equipment will be sold during various times of the project. Mine equipment, particularly the haul trucks initially purchased, will no longer be needed towards the end of the project. Much equipment will be sold while the project is still in operation. Details on the schedule for mine equipment purchases are presented in this section. At the end of the Project, there probably will be salvage values for the mobile equipment, the mine shop equipment, and for some of the process equipment. The salvage value of the process equipment will be fairly low due to the 17-year operating life and the remoteness of the site. Based upon the original cost of this equipment, a salvage value of 10% of equipment/vendor package supply cost has been used. The total salvage value at the end of the project is estimated at CD$ 33.6 million.

For cash flow calculation purposes, the cash resulting from the sale of this equipment was credited to the project as pre-tax cash flow during the last year of the project.

19.11	Taxes

Taxes are not included in this analysis as the annual cash flow for the base case and the sensitivity cases has been calculated before Canadian and Provincial taxes. Getty Copper has hired a Canadian accounting firm to identify and advise on Canadian tax matters. Provincial Mining taxes are not deductible against federal taxes. Note that taxes can significantly reduce the operating profit of project and proper due diligence must be taken when reviewing pre-tax models.

Federal Taxes

Federal Income Tax is charged at rate of 21.64% of net income. A deduction for mining royalties paid can be credited against the net income prior to Federal Tax payment.

Provincial Income Tax

Provincial Income Tax is charged at a rate 14.36 percent of the net income less the provincial mining tax paid.

Provincial Mining Tax

The British Columbia provincial mining tax is 13% of the net income. As this is an operational expense, the tax is taken as part of the operating cost.

Property Tax

Property Tax in British Columbia is based on tangible items such as buildings and permanent structures. A property tax basis of CD$ 7.5 million in property value was identified and was depreciated using a 7% straight-line depreciation. The property tax rate for Kamloops is 7.398%.

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Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Depreciation

Depreciation has not been considered since an after-tax economic evaluation is not included. Depreciation schedules for different asset classes are established by the Federal and Provincial Government and Getty Copper has hired a Canadian accounting firm to identify and advise on Canadian tax matters.

20.0	INTERPRETATIONS AND CONCLUSIONS

The Getty North and South deposits are historic mining properties in an area with significant exploration, development and production of copper and molybdenum mineralization. The two deposits are situated within the Highland Valley Area that remains British Columbia’s premier copper producing district. Today, this district continues ongoing copper production and hosts one of the world’s largest open pit copper mines. Total production from the area is more than eight billion pounds (3,628 tonnes) of copper from nearly one billion tonnes of ore mined.

20.1	Getty North Deposit

The Getty North deposit is open at depth and laterally along strike, especially to the northwest, southwest, and northeast. Analysis of geologic maps and cross-sections, previous studies conducted by geologists and engineers, and discussions with Getty’s geologic consultant indicate that the copper and molybdenum mineralization on the west side dips steeply toward the west, and the mineralization on the east side dips steeply toward the east. Additional exploration and development work is warranted to expand the vertical and horizontal extent of copper mineralization. The margins of the deposit make excellent drilling targets for resource expansion, and the deep zones offer potential for underground mining methods.

The Getty North area exhibits significant copper mineralization within a favorable geologic province. Additional development activities may indicate it is possible to incorporate both surface and underground mining operations to increase the economic viability of the project. Faulting has extended the copper and molybdenum mineralization toward the southeast, and this area offers targets for subsequent exploration.

The Getty North deposit contains Indicated Mineral Resources estimated at 69,258,000 tonnes at a grade of .370% copper and .005% molybdenum, and Inferred Mineral Resources estimated at 18,166,000 tonnes at a grade of .271% copper and .005% molybdenum. The Getty North deposit contains Probable Mineral Reserves estimated at 49,691,000 tonnes at a grade of .397% copper and .005% molybdenum.

20.2	Getty South Deposit

The Getty South deposit is open at depth and laterally in every direction, especially towards the north where trenches exposed high-level copper mineralization at the surface, and towards the southeast. Additional exploration and development work is warranted to expand the vertical and horizontal extent of copper mineralization. The margins of the deposit make excellent drilling targets for resource expansion, and the deeper levels offer potential for underground mining methods. Analysis of geologic maps and cross-sections, previous studies conducted by geologists and engineers, and discussion with Getty’s geologic consultant indicate that the copper and molybdenum mineralization on the west side dips steeply toward the west, and the mineralization on the east side dips steeply toward the east.

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Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

The Getty South area exhibits significant copper mineralization within a favorable geologic province. The geologic resource conceptual model indicates the copper mineralization may be more continuous than that depicted in previous block models. Additional development activities may indicate it is possible to incorporate both surface and underground mining operations to increase the economic viability of the project.

The Getty South deposit contains Indicated Mineral Resources estimated at 45,148,000 tonnes at a grade of .377% copper, and Inferred Mineral Resources estimated at 23,593,000 tonnes at a grade of .278% copper. The Getty South deposit contains Probable Mineral Reserves estimated at 36,870,000 tonnes at a grade of .405% copper. There was insufficient molybdenum assay data within the Getty South database to construct a model of the molybdenum resources and reserves within the Getty South deposit

20.3	Getty Copper Project

The reports reviewed during preparation of the Technical Report present opinions as well as recommendations for further work. Opinions are personal views based on one’s experience, and they were submitted with high regard for the project. Results from the numerous exploration programs and studies carried out on the Getty Project have constantly improved the overall perspective.

A comprehensive National Instrument 43-101 Feasibility Study is necessary to further examine the ore mining and processing requirements, construct a geologic mine model, and perform an engineering design of the Getty North and South pits incorporating simultaneous mining of both deposits.

The Getty Project contains Indicated Mineral Resources estimated at 114,406,000 tonnes at a grade of .373% copper, and Inferred Mineral Resources estimated at 41,759,000 tonnes at a grade of 0.275% copper. The Getty Project contains Probable Mineral Reserves estimated at 86,561,000 tonnes at a grade of 0.400% copper.

20.3.1	Project Economic Feasibility

The Pre-Feasibility Study demonstrates the project is technically feasible and has a robust economic performance with the design and operating criteria used, and with the assumed copper and molybdenum price projections. A review of the Copper/Molybdenum price, IRR, and NPV indicate the project is highly leveraged to copper price fluctuations

Development of opportunities to process high copper content molybdenum concentrates on a toll basis will serve to increase the viability of the project. Establishing a favorable tolling arrangement with outside sources to toll high-copper molybdenum concentrates, and in return receive a portion of the total molybdenum value, will favorably impact the project.

Successful project implementation is contingent on due diligence in preparation of the requisite permitting and timely placement of equipment orders to accommodate industry lead times. Careful attention to these items will facilitate timely implementation of project construction and corresponding pre-production activities.

Capital costs for the project are estimated at CD$ 385.2 million initially, with CD$ 27 million in sustaining capital required over the life of the mine. Assuming a base case copper and molybdenum price of CD$ 3.24 and CD$ 19.49 per pound (CD$ 6.93 and CD$ 42.88 per kilogram) respectively, and molybdenum escalating to a final price of CD$ 24.19 per pound (CD$ 53.22 per kilogram), the project has a pre-tax NPV of CD$ 145 million at a 5% discount rate. Estimated time to payback is about 8.3 years at no imputed interest. Total Cash Flow for the project is estimated at CD$ 381 million.

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Getty Copper, Inc	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

21.0	RECOMMENDATIONS

21.1	Getty North Deposit

The following recommendations are offered to Getty Copper to further define copper and molybdenum resources and reserves on the Getty North Deposit property.

The most effective method of increasing the copper and molybdenum resources and reserves based on the mine model is to conduct additional deposit definition drilling to identify the lateral extent of copper mineralization to the northwest, southwest, and northeast. Based on examination of the three-dimensional mine model block sections, at least five additional drill holes with a total length of 2150 meters are recommended for the Getty North deposit to develop potential copper and molybdenum mineralization identified within the mine model. At a cost of approximately $200 per meter including mobilization-demobilization, drilling, assaying, geologic supervision, and contingencies, this drilling program of 2150 meters would cost $430,000.

The drillhole collar information and explanation for the location of the proposed drillholes are provided below:

Hole ID	Northing	Easting	Azimuth	Dip	Length (m)
GN-09A	5,603,950	641,500	180	-70	400
GN-09B	5,603,950	641,500	145	-70	500
GN-09C	5,604,150	641,300	90	-70	500
GN-09D	5,604,150	641,300	120	-70	500
GN-09E	5,604,200	641,830	270	-50	250

Explanation

GN-09A and GN-09B will verify the blocks of copper mineralization below the preliminary pit designed by the mine model. An example of mineralized blocks below the preliminary pit outline is evident in Figure 17.5 and 17.6.

GN-09C and GN-09D will verify the blocks of copper mineralization below the preliminary pit, as discussed in the previous paragraph.

GN-09E will verify the blocks of copper mineralization evident below the preliminary pit, as discussed above.

In addition to the above proposed drilling, the following is recommended:

  Obtain all required environmental permits for future exploration and development activities.

  Evaluate the most cost-effective and efficient procedures for combining open-pit mining of the near-surface copper mineralization with mining the deeper copper mineralization using underground methods.

  Strip and bulk-sample the surface oxide zones to establish representative geologic controls, structure orientation, and copper grade continuity in an effort to upgrade the mineral resource classification to measured resources. Assays of bulk rock samples will provide better grade determinations than diamond and percussion drilling.

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Getty Copper, Inc	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

  Consider conducting additional deep exploratory drilling to examine the vertical extent of copper mineralization in the underlying sulfide zone.

  The core from the Getty North 1996 and 1997 drilling should be re-logged by a geologist experienced in the Highland Valley area.

21.2	Getty South Deposit

The following recommendations are offered to Getty Copper to further define copper, and possibly molybdenum, resources on the Getty South Deposit property.

The most effective method of increasing the copper resources and reserves based on the mine model is to conduct additional deposit definition drilling to identify the lateral extent of copper mineralization to the west and northeast. Based on examination of the three-dimensional mine model block sections, at least five additional drill holes with a total length of 1400 meters are recommended for the Getty South deposit to develop potential copper mineralization identified within the mine model. At a cost of approximately $200 per meter including mobilization-demobilization, drilling, assaying, geologic supervision, and contingencies, this drilling program of 1400 meters would cost $280,000.

The drillhole collar information and explanation for the location of the proposed drillholes are provided below:

Hole ID	Northing	Easting	Azimuth	Dip	Length (m)
GS-09A	5,600,950	642,470	290	-50	300
GS-09B	5,600,950	642,470	270	-50	250
GS-09C	5,600,950	642,470	235	-50	200
GS-09D	5,600,820	642,500	270	-60	300
GS-09E	5,600,770	642,030	90	-60	350

Explanation

GS-09A, GS-09B, and GS-09C will verify the blocks of shallow copper mineralization below the preliminary pit designed by the mine model. An example of mineralized blocks below the preliminary pit outline is evident in Figure 17.7 and 17.8. High copper grades are observed in the 1997 surface trenches in this northeast region of the deposit.

GS-09D will verify the blocks of shallow copper mineralization evident below the preliminary pit, as discussed in the previous paragraph. This is also an area where high copper grades occur on the floor of the preliminary pit.

GS-09E will verify the blocks of shallow copper mineralization evident below the preliminary pit, as discussed above.

In addition to the above proposed drilling, the following is recommended:

  Exploratory surface trenching and development drilling within the east, southeast, and southwest regions of the Getty South deposit is recommended to identify and extend copper mineralization in these areas. These regions include: 1) West of the Main Breccia Zone on the Krain Fault; 2) Southwest Main Breccia Zone extension; and 3) Southeast Zone near 96-01 and 96-10.

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Getty Copper, Inc	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

  Collect selective samples from the existing Getty South drill core for subsequent laboratory analytical testing for molybdenum, and supplement the Getty South assay database with the results.

  In-fill trenching is recommended between trenches 97-1 and 97-2, 97-1 and 97-3, and 97-4 and 97-12 to fill in gaps in the existing trench layout. These “in-fill” trenches should be approximately 150 meters long. Also, trench 97-3 should be extended about 100 meters to the southwest because the southwest terminus is in elevated copper mineralization. Additional trenching is also recommended on the Main, Northeast, East, and Southeast Breccia Zones.

  Strip and bulk-sample the main oxide zones to establish representative geologic controls, structure orientation, and copper grade continuity. This will also assist in preparing for production of the surface supergene oxide resource. Shallow open-pit mining development of the surface copper oxide mineralization will produce geologic data for a better understanding of the structural controls. Assays of bulk rock samples and blast-hole samples will provide better grade determinations than core and rotary drilling.

  Obtain all required environmental permits for future exploration and development activities.

  Evaluate the most cost-effective and efficient procedures for combining open-pit mining of the near-surface copper mineralization with mining the deeper copper mineralization using underground methods.

  Consider conducting additional deep-level exploratory drilling to examine the vertical extent of copper mineralization in the underlying sulfide zone.

21.3	Getty Copper Project

The following recommendations are offered to Getty Copper Inc. to further define copper and molybdenum resources on the Getty Project property, and advance the project toward development and production.

  Prepare a comprehensive National Instrument 43-101 Feasibility Study to further define the ore mining and processing requirements, construct a 3-D geological mine model, and perform a more thorough engineering design of the Getty North and South pits incorporating simultaneous surface mining of both deposits. A feasibility study is recommended based on the positive economic feasibility identified in the current Preliminary Feasibility Study, and is a prerequisite for pursuing production financing. An estimated cost breakdown for a Feasibility Study follows:

Activity	Cost ($ Million)
Drilling	1.75
Metallurgy	0.25
Environmental	0.75
Mine Planning	0.25
Write-up	0.50
Ancillaries Development	0.25
Total	$3.75 million +/- 25%

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Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

  Reasonable costs for the metallurgical testing are estimated as follows:

Flotation testing – final lock cycle testing		$30k
o	Rougher concentrate only.
o	Includes settling requirements
Leach Testing Tails – final lock cycle testing		$90k
o	Includes settling requirements
Concentrate Leach Testing with SX/EW work		$75k
POX testing with Moly recovery		$65k

  The core from the Getty North 1996 and 1997 drilling should be re-logged by a geologist experienced in the Highland Valley area, and new geologic maps and sections should be constructed.

  Detailed comminution testing is required to identify and ultimately design a SAG mill facility. The material used for the testing should be representative of different ore zones and rock types encountered in the Getty Copper Project to ensure the SAG mill is properly designed for all mining conditions and zones.

  Based on the final comminution design, lock cycle flotation testing should be completed to ensure the composition of the concentrate and tails. The flotation concentrate and tails must be retained for further concentrate and tails leaching tests.

  Lock cycle tails leach testing is required to identify and finalize the necessary tailings leaching kinetics, chemical usage, and neutralization requirements. Specific issues include acid requirements which may significantly affect the operating cost, and leaching kinetics which may significantly affect the amount of capital required.
  Important to note is the amount of organic flotation reagents used and how the reagents may affect tails leach.

  Concentrate leach optimization and locked cycle tests need to be completed on the expected Getty bulk copper and molybdenum sulfide concentrate to ensure that the leaching kinetics are identified, to finalize leaching design and process parameters, and to identify any issues associated with copper, molybdenum, and sulfur recovery.
  Significant in the concentrate leach tests is maximizing acid production in the Nitrogen Species Catalyzed Leach. Recognizing that acid costs are escalating, the optimizing of operating conditions to form and recover sulfuric acid must be a high priority in the testing.

  Based on the solution chemistry identified in concentrate leaching, APU acid recovery and electrodialysis testing should be completed to maximize production and recycle of sulfuric acid and caustic. The escalating cost of chemicals requires in- place methods to maximize recycle of these items.

  A complete review and design will be required to ensure the SX/EW design is properly set-up and all appropriate bleeds and flows are developed and designed.

  A full heat balance is required to maximize the waste heat recovery for use in other processes within the recovery circuit. Significant heat will be produced from concentrate leach and leached residue POX circuits that can be used to heat other processes.

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Getty Copper, Inc	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

  Tailings dam engineering is required based on the final location of all mining and milling facilities.

  To perform further exploration activities across both deposits, additional bonding will be required prior to performance of those activities. Therefore, future exploration plans should be formulated with an embedded reclamation plan composed of Best Management Practices to address the new bonding requirements.

  Perform a water availability evaluation to ensure future water supply needs of the project will be fulfilled. This water availability evaluation should be based on water balance demands on potential available water supply resources generated by mining and milling operations. Potential water supply sources should include surface and groundwater resources located within a reasonable distance of the project.
  Therefore a full hydrologic and hydrogeologic assessment should be considered.

  The proposed mine and mill plant will be designed to process approximately 15,000 tonnes of ore daily, seven days a week and 52 weeks per year. To mine and mill at this rate with an estimated total material work index of approximately 55 Kw- Hr/tonne, the size of electrical system will likely need to be around 35 megawatts. A full electrical system study and design program is recommended to ensure required electrical power is available, and the unique characteristics of projected processing plant are optimized to decrease capitalization and operations costs associated with the electrical supply.

  In moving the project towards a feasibility study, it is recommended that the following additional ARD and metal leaching characterization work be conducted as part of future baseline studies:

  1) Increase the ABA database by testing representative core for ARD and metal leaching potential using standard accepted techniques. This assessment should be developed in conjunction with an understanding of the lithologic and mineralogic characteristics of the ore and waste rock that may be disturbed by the project.

  2) Initiate a kinetic testing program on representative samples of waste rock and ore lithologies to examine rates of sulfide oxidation, rates of neutralizing mineral consumption, and metal release rates.

  3) Initiate testing to assess metal leaching potential of both waste and ore materials. In addition to primary mineral weathering effects such as sulfide oxidation, significant contaminant release from exposed bedrock may also occur from the dissolution of surface coatings or soluble minerals.

  Examine the cost benefits of mine reclamation activities performed concurrently with mining and determine what work should be performed during life of mine activities to realize any such cost benefits identified. Consideration of additional cost saving alternatives such as use of biosolids (municipal sewage sludges) as an inexpensive alternative to traditional fertilizers is also recommended.

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Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

22.0	REFERENCES

Note: This is not an exhaustive list of all the documents and data reviewed by WCE during the course of preparing this Technical Report.

Ager, C.A., McMillan, W.J., and Ulrych, T.J., 1973: Gravity Magnetics and Geology of the Guichon Creek Batholith, British Columbia Ministry of Energy, Mines and Petroleum Resources, Bulletin 62.

Allen, Alfred R., 1963: The Trojan Property of South Seas Mining Ltd. (Getty South), 22 pages.

AMEC E&C Services Limited, September 2003: Getty Copper Inc. Scoping Study Report.

Bacon Donaldson and Associates Ltd.: April 1989: Pre-Feasibility Development Plan for the Krain/Getty Copper Deposit: This historical report was considered a pre-feasibility plan.

Bacon Donaldson and Associates Ltd.: October 1989: Summary of Data For The Getty Copper Deposit.

Barr, D.A., 1958: Summary of Mining Prospect, Trojan Property, Northwestern Explorations, Limited. (Kennco Explorations Limited)

Bateman Engineering Inc., April 29, 1998: Feasibility Outlook (Mine and Process Design), Getty North Mine and SX-EW Cathode Copper Plant.

Bateman Engineering Inc., May 5, 1998: Project Assessment Report Getty North Deposit.

Bateman Feasibility Outlook, April 29, 1998: Provided a pit design for Getty North.

BC Environment, 1995-1996 Habitat Enhancement Proposal Guidelines for Public Submissions; Guideline (Victoria, BC: BC Environment, 1994).

Beattie, M.J.V., PhD, P.Eng., (Beattie Consulting Ltd.), January 1994: Bottle Roll Testing of Samples from the Getty North Deposit.

Beattie, M.J.V., PhD, P.Eng., (Beattie Consulting Ltd.), January 11, 1994: Memo re: Flotation of Getty Copper Sulphide Ore.

Beattie, M.J.V., PhD, P.Eng., (Beattie Consulting Ltd.), September 1996: Column Testing of Bulk Sample from Getty North Deposit.

Beattie, M.J.V., PhD, P.Eng., (Beattie Consulting Ltd.), February 1997: Flotation Testing of Getty North Sulfide Samples.

Beattie, M.J.V., PhD, P.Eng., (Beattie Consulting Ltd.), July 1998: Summary Report of Getty North Copper Leaching Testwork.

Blann, David E., P.Eng., January 26, 1996: Report on the Getty Copper Property.

Blann, David E., P.Eng., September 30, 1996: memo to WGM and Getty Board of Directors.

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Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Blann, David E., P.Eng., Various Letters, Faxes and Memos

Britton Research Limited, 1969 John W. Britton, P. Eng.: Metallurgical tests on a sample of copper ore from the Trojan Property submitted by South Seas Mining Ltd. Progress Report No.1.

Britton Research Limited, April 23, 1969: This report is part of the work on the Getty South Trojan property as referenced in their Pre-Feasibility Study.

Brown, A. S. (editor), 1976: Porphyry Deposits of the Canadian Cordillera, The Canadian Institute of Mining and Metallurgy Special Volume 15.

Canadian Exploration Limited (Canex/Placer Development), April 12, 1965: Memorandum Krain and Trojan Properties.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2005: CIM Definition Standards on Mineral Resources and Mineral Reserves, dated November 22, 2005.

Canex Aerial Exploration Ltd., (Canex/Placer Development), December 30, 1957: Memo re: Trojan Consolidated Mines Ltd., Ashcroft B.C.South Seas Mining Ltd. Trojan Property.

Canex Aerial Exploration Ltd., (Canex/Placer Development) August 1965: North Pacific Mines Ltd.- Krain Property, Kamloops Mining Division, British Columbia, Canada.

Canex Aerial Exploration Ltd., (Canex/Placer Development), December 14, 1965: Memo re: South Seas (Trojan) Property, Highland Valley.

Canex Aerial Exploration Ltd., (Canex/Placer Development), February 28, 1966: Memo re: South Seas Copper Property (Trojan), Highland Valley.

Canex Aerial Exploration Ltd., (Canex/Placer Development), March 1966: South Seas Mining Ltd. Trojan Property.

Canex Aerial Exploration Ltd., (Canex/Placer Development) March 1971: Krain Copper Deposit, Highland Valley, BC.

Canex Aerial Exploration Ltd., (Canex/Placer Development), June 1971: Summary of Ore Reserves, Krain.

Casselman, M.J.; McMillan, W.J.; and Newman, K.M.; 1995: Highland Valley Porphyry Copper Deposits near Kamloops, British Columbia: A Review and Update with Emphasis on the Valley Deposit.

Coveney, C.J., P.Eng., September 18, 1967: Consultant report on the South Seas Trojan Property Highland Valley, GCNL NO.181

Coveney, C.J., P.Eng., 1969: Report on 1968 Exploration Program on the Trojan Property for South Seas Mining Ltd.

Dolmage, Mason and Steward Ltd., Geological and Mining Engineers: October 22, 1968: Exploration and Sampling Program at South Seas Property in Highland Valley.

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and Engineering

Getty Copper, Inc	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Ellett, Wade N., (Bateman Engineering Inc.) May 5, 1998: Project Assessment Report, Getty North Deposit.

Frye, Art (KHA Resource Modeling Inc.), September 1997: Getty Copper Corp. Resource Calculation.

Gartner Lee Limited, May, 1998: A Review of Aboriginal Title and Rights in the Highland Valley: Implications for the Environmental Assessment Process.

Gartner Lee Limited, June, 1998: Preliminary Environmental Assessment of Getty Copper Highland Valley Project.

George Cross Newsletter: Various from 1960 to 1969.

Glanville, Ross, P. Eng., 2002: A Valuation and Fairness Opinion Regarding the Proposed issuance of 12 million shares of Getty Copper Corp. in Exchange for a 50% interest in Getty South and 100% interest in Each of Getty Central and Getty Southwest.

Glanville, Ross, P. Eng., 2004: A Valuation of the Interest of Robak Industries Ltd. In the Getty South Copper Deposit.

Gower, Stephen C., (Gower Thompson and Associates Ltd), October 1984: Geologic and Geochemical Assessment Report on the Getty (Old Krain Property) Mineral Claims Consisting of Getty 1-24 and A Fraction.

Gower, Stephen C., (Gower Thompson and Associates Ltd), July 1986: Geologic and Geochemical Survey of Getty Claims Highland Valley Area.

Gower, Stephen C., (Gower Thompson and Associates Ltd), February 1990: Bulk Sampling and Metallurgical Studies on the Getty Claims Highland Valley Area.

Gower, Stephen C., 1992: Compilation report on the Getty South Property.

Gower, Stephen C., and Beattie, M. J. V., PhD., P.Eng., 1992: Economic Evaluation of Getty North.

Gower, Stephen C., (Gower Thompson and Associates Ltd), October 1992: Assessment Report on Water and Silt Geochemistry, and Geology in the Getty Claims Area.

Highland Valley, B.C. Part Two.

Gower, Stephen C., P.Geo., (Gower Thompson and Associates Ltd), August 1993: Assessment Report Drilling & Metallurgy on the Getty North Property & Surrounding Claims.

Gower, Stephen C., P.Geo, March 1994: Progress report on the Getty North Property.

Gower, Stephen C., P.Geo, and Peter Malacarne, December 1995: Report on Diamond Drilling on the Getty North Property.

Gower, Stephen C., P. Geo., January 1996: Background Information on Getty North and Getty South Properties.

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and Engineering

Getty Copper, Inc	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Gower, Stephen C., P. Geo., and Niessen, Verne W.; March 1996: Report on Diamond Drilling on the Getty North Property Consisting of Getty 1-22, “A” Fr. Getty 1-3. DDH

95-29, DDH 95-30.

Haillot, Andrew: Suggested pit walls of 71 degrees with 25 foot berms every 100 feet.

Hemsworth, F. J., Magnetometer Survey of the Trojan Property.

Hicks, H.B., July 30, 1973: Report on Leemac-South Seas Trojan Prospect Highland Valley.

Hill, H. and Stark, L. and Associates Ltd., October 15, 1957: Report on Trojan Consolidated Mines Ltd.

Hill, H. and Stark, L. and Associates Ltd., July 7, 1961: Report on Trojan consolidated Mines Ltd.

Hill, H. and Stark, L. and Associates Ltd., September 21, 1964: Report on Trojan Consolidated Mines Ltd.

Hodgson, C.J., April 1971: Guichon Batholith Evaluation (#376).

INNOVAT Limited: Mackie, D.A, P. Eng.: Various Reports, Letters and Memos.

Kerr, T.M., 1962: Report by Scope Mining and Exploration Ltd.

Klemens, W.P., PhD, 1997: Geological maps for the Getty North and Transvaal areas.

Klemens, Werner P., PhD., December 1997: Report on Geology and Structure of Getty South (Trojan) Breccia-Pipe Copper Deposit, plus attachments.

Leemac: Feasibility Report Trojan South Seas, Highland Valley, British Columbia, Canada

Leemac Trojan South Seas Feasibility Report: This report evaluated all previous work and established a development plan.

Lindinger, Joseph Eugene Leopold, P. Geo., March 2006: Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body.

Livgard, E., P. Eng., Geological Engineer, March 12, 1979: The Trojan Property Highland Valley Report.

Longe and Bates, 1968: Guichon Batholith Report.

Lonergan, E.T., Senior Geologist and C.E. Dunn (Canex/Placer Development), March 1966: Progress Report Krain Property – Venture 82, Kamloops Mining Division, British Columbia.

Lonergan, E.T., Senior Geologist (Canex/Placer Development), March 17, 1966: Ore Reserves calculations polygon method (Krain).

Mackie, D.A., P.Eng., (INNOVAT Limited), October 2001: Getty North and South Deposits, Test Work Steps to Full Feasibility, Prepared for Getty Copper Corporation.

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Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Mackie, D.A., P.Eng., (INNOVAT Limited), October 2001: Interim Scoping Study II for Copper Mining and Processing Facilities for the Getty North and South Deposits Located Near Kamloops, B.C., Prepared for Getty Copper Corporation.

Mackie, D.A., P.Eng., (INNOVAT Limited), February 2007: Interim Scoping Study III for Copper Mining and Processing Facilities for the Getty North and South Deposits Highland Valley, B.C., Prepared for Getty Copper Inc.

Manning, L.J., P.Eng., 1969: South Seas Underground Mining Proposal.

Manning, L.J., P.Eng., 1974: Report On The Trojan-South Seas Property For Oxbow Resources Ltd.

Miles, Michael John, P.Geo., (M. Miles and Associates Ltd.), February 2002: Getty Copper Corporation Hydrometric Studies 1998-2001, Getty North Project.

McCombe, Deborah A., P.Eng., 1997: Preliminary Resource Estimates, Getty North Deposit.

McCombe, Deborah A., P.Eng., 1997: Geological Modeling and Resource Calculations, Getty North Deposit.

McMillan, W.J., PhD., P.Eng., 1971: Preliminary Geological Map of the Highland Valley, B.C.D.M.

McMillan, W.J., PhD., P.Eng., 1985: Geology and Ore Deposits of the Highland Valley Camp, In Mineral Deposits Division Field Guide and Reference Manual Series No. 1, Edited by A.J. Sinclair, Geological Association of Canada.

McMillan, W.J., PhD, P.Eng., February 2003: The Getty Copper Highland Valley Project Reports: A Technical Review.

Ministry of Energy, Mines and Petroleum Resources, Government of British Columbia, Website Minfile No. 092INE038

Mitsui Mining Ltd., 1964: Detailed assay results, plans and cross sections Getty South Deposit, Binder 73 Logan Lake mines office.

Morgenthaler, Lyle, P.Eng., December 1997: Getty North Deposit, Geological & Grade Block Modeling Report on the Getty Property

Neissen, V., 1996: Cross Sections of Getty South Deposit

Newman, K.M., P.Geo., 1997: Progress Report January 1st to January 15, 1997.

Newman, K.M., P.Geo., Letter dated March 16, 1997

Newman, Kevin M., P.Geo., November 1997: Getty North Deposit- Modeling and Resource Calculations.

Noranda Inc.: Diamond drill holes.

Northcote, K.E., PhD, P.Eng., 1969: Geology and Geochronology of the Guichon Batholith.

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and Engineering

Getty Copper, Inc	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

North Pacific Mines Ltd, November 1966: Krain Property D.D.H. Assays and X Sections

Northwestern Exploration Ltd. (Kennecott Copper) Getty North.

Oliver, J., PhD, P.Geo., October 2001: Report on the geology of the North Valley and Glossie Mineral Occurrences, Getty Copper’s Highland Valley Project.

Osmond, David S. (Gartner Lee Ltd) and Perry, Bruce J., June 1998: Preliminary Environmental Assessment and Issues Scoping for the Getty Copper Highland Valley Project.

Pan, G., 1995: Practical Issues of Geostatistical Reserve Estimation in the Mining Industry, Canadian Institute of Mining and Metallurgy, September 1995.

Parliment, H., 1962: Report on South Seas Mining Ltd Trojan consolidated Option.

Pentland, A.G., PhD, P.Eng., July 5, 1967: South Seas Mining Limited Trojan Mine Highland Valley, B.C.

Pentland, W.S., 1965: Krain and Trojan Properties Highland Valley B.C.

Pentland, W.S., February 9, 1966: South Seas Mining Ltd. Trenching Locates Widespread Copper Mineralization, GCNL No. 28.

Pentland, W.S., 1967: South Seas Mining Ltd. Trojan Mine, Highland Valley B.C.

Pentland, W.S., January 13, 1967: South Seas Mining Ltd. New Drift in High Grade, Current Financing Outlined, GCNL NO 9.

Pentland, W.S., July 21, 1967: South Seas Mining Ltd.

Perry, Bruce J, PhD, P.Geo., and Preto, Vic, PhD, P.Eng., Various Faxes and Memos.

Perry, Bruce J., P.Geo., PhD, December 1996: Report on Diamond Drilling at the Getty North (Krain), Getty South (Trojan/South Seas) and Getty West (Transvaal) Areas, Highland Valley, British Columbia, Canada. (July 15, 1995 - November 30, 1996).

Perry, Bruce J., PhD, P.Geo., October 1997: Report on a Soil Geochemical Survey Performed on the Glossie Zone Grid of the Getty Copper Highland Valley Project, British Columbia, Canada (May 1997 - October 1997).

Perry, Bruce J., Ph.D., P.Geo., (Getty Copper), February 1998: Social Evaluation Report, Power for Jobs Proposal-Getty North Mine and SX-EW Cathode Copper Plant.

Porter, Kenneth E., and Bleiwas, Donald I., (U.S. Geological Survey), Physical Aspects of Waste Storage from a Hypothetical Open Pit Porphyry Copper Operation, Open-File Report 03-143.

Preto, V.A., PhD., P.Eng., 1972: Geology of Copper Mountain, British Columbia Department of Mines and Petroleum Resources, Bulletin 59.

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Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Preto, V.A., PhD., P.Eng., April 7, 1997: Preliminary Interpretation and Evaluation of Geology and Structure of Getty North (Krain) Copper Project Highland Valley, British Columbia.

Preto, V.A., PhD., P.Eng., and Perry, B.J., PhD., August 7, 1997: Highland Valley Project Memo, Getty South Trenching.

Preto, V.A., PhD., P.Eng., and Perry, B.J., PhD., September 1997: Getty South Property Robak Option & Getty West-Transvaal Property (Globe Option). An Assessment of Work Completed and Recommendations for Future Work.

Preto, V.A., PhD, P.Eng and Perry, B.J., PhD, FGAC, September 1997: Assessment of work to date and recommendations for future work for properties under option from Robak Industries Ltd. and Globe Resources Inc.

Preto, V.A., PhD, P.Eng, 1997 and 1998: Diamond drill plan and geological cross sections for the Getty North deposit.

Scholz, E.A., (Canex-Placer Development),1966: South Seas Copper Property

Scholz, E.A., (Canex-Placer Development), March 23, 1971: Memorandum Re Krain Copper Deposit, Highland Valley BC.

Schroeter, T.G. (editor), November 1995: Porphyry Deposits of the Northwestern Cordillera of North America, The Canadian Institute of Mining, Metallurgy and Petroleum Special Volume 46.

SGS Lakefield Research Limited, December 21, 2005: The Recovery Of Copper From Logan Lake Samples for Getty Copper, Inc.

SGS Lakefield Research Limited, August 23, 2006: The Recovery Of Copper From Getty North Samples for Getty Copper, Inc. (Bulk Sample, Pilot Plant Testwork).

Sharpstone, D.C., 1963: Summary Report, Trojan Mine.

Simpson, Robert, P.Geo., December 9, 1977: Getty Copper Corp. Highland Valley Project Getty South Deposit.

Skopos, Michael J., AIPG, CPG, 1996: Geology and Evaluation Report of the Getty Copper Project.

Skopos, Michael J., AIPG, CPG: Various Faxes, Emails and Memos.

Soever, Alar, P.Geo., and Kociumbas, M., 1996: Resource Estimate, Getty North Zone.

Soever, Alar, P.Geo., March 28, 1997: Update Report Getty Copper Project.

Soever, Alar, P.Geo., June 30, 2004: Letter-Report, Getty South.

Stewart, J.W., 1968: Exploration and Sampling Program at South Seas Property in Highland Valley BC.

South Seas Mining, March 1969: Rough Feasibility of Trojan Reserves & Cost Est.

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and Engineering

Getty Copper, Inc	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Vancouver Petrographics Ltd., February 12, 1996: Petrographic Report.

Vector Engineering, Inc., June 2007: National Instrument 43-101 Technical Report for the Getty South Copper Deposit, Kamloops Mining Division, British Columbia Canada.

Vector Engineering, Inc., August 2007: National Instrument 43-101 Technical Report of the Getty North Copper Deposit, Kamloops Mining Division, British Columbia Canada.

Vivian, G., P.Geo., and D. White, 2007: Technical Report on 2006 Ground Geophysics and Previous Exploration, Including Diamond Drilling, DOT Property, Alhambra Resources Ltd.

Watts, Griffis and McOuat: Many Various Letters, Faxes and Memorandums.

Watts, Griffis and McOuat, May 1996: Report on the Highland Valley Porphyry Copper Property of Getty Copper Corp., Amended

Watts, Griffis and McOuat, 1997: Getty Copper Corp. Highland Valley Project Summary.

Watts, Griffis and McOuat, March 5, 1997: Summary of the 1996 Exploration Program on the Highland Valley Porphyry Copper Property of Getty Copper Corp.

Watts, Griffis and McOuat, March 28, 1997: Getty South Project Update.

Wells, R.C., P.Geo., September 2001: Petrographic report on samples from the Getty North deposit.

West Coast Environmental and Engineering, February 21, 2008: National Instrument 43-101 Technical Report of the Getty North Copper Deposit, Kamloops Mining Division, British Columbia Canada.

White, W.H., 1958: Report on the Geology and Economic Possibilities of Part of the Property of Trojan Consolidated Mines Limited, Highland Valley, B.C.

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and Engineering

Getty Copper, Inc	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

23.0	CERTIFICATES OF QUALIFIED PERSONS

CERTIFICATION OF AUTHOR

I, Craig L. Parkinson, P.G., hereby certify that:

1.

I am a United States citizen residing at 13800 Gold County Drive, Penn Valley, California 95946 USA.

2.

I graduated from the University of Nevada, School of Mines (M.Sc. Hydrogeology) in 1993, the University of Idaho, College of Mines (M.Sc. Mining Geology) in 1984, and Cornell College, Iowa (B.Sc. Geology) in 1980.

3.

I am a professional geologist registered in the State of California (PG #6058), a member of the American Institute of Professional Geologists [AIPG] (CPG #10098), and a member of the Association of Professional Engineers and Geoscientists of British Columbia (P. Geo #156079).

4.

I have experience in my profession since 1981 in the field of exploring, developing, and producing precious metals, base metals, and aggregates. Applicable employment includes Superior Oil Company Minerals Division (1981), Freeport Gold Company (1984-1987: Jerritt Canyon Mine), Battle Mountain Exploration (1987), Noranda Ltd (1988), American Copper and Nickel Company (1988-1991: Precious and base metal exploration and development), Kleinfelder Inc (1992-1997: Environmental management of open pits, solution ponds, and tailings), Texas Industries (1997-2000), Construction Materials Consultants (2000-2002), Vector Engineering (2005-2007: Precious and base metal resource estimates), and West Coast Environmental and Engineering (2007-Present).

5.

I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6.

The Technical Report is titled "National Instrument 43-101 Preliminary Feasibility Study Technical Report of the Getty Copper Project, Kamloops Mining Division, British Columbia, Canada" dated June 9, 2009 as amended December 15, 2009 and I was the principal author and I am responsible for Sections 1 through15, 17, and 20 through 24. I supervised the preparation of and I am responsible for Section 18, 19.0, 19.1, and 19.2. I visited the property on May 7, 2009, and August 19 through 22, 2008.

7.

I have not had prior involvement with the property that is subject of this Technical Report, except for:

  NI 43-101 Technical Report for the Getty South Copper Deposit, Kamloops Mining Division, British Columbia, Canada" dated June 18, 2007

  NI 43-101 Technical Report of the Getty North Copper Deposit, Kamloops Mining Division, British Columbia Canada" dated August 22, 2007

  NI 43-101 Technical Report of the Getty North Copper Deposit, Kamloops Mining Division, British Columbia Canada" dated February 21, 2008.

8.

As of the date of this certificate, to the best of my knowledge, information, and belief, the Technical Report contains all the technical information that is required to be disclosed to make the Technical Report not misleading.

9.

I am independent of Getty Copper Inc. applying the tests in Section 1.4 of National Instrument 43-101.

10.

I have read NI 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with that Instrument and form.

Prepared in Nevada City, California on June 9, 2009 as amended May 3, 2010

/s/ Craig L. Parkinson

Craig L. Parkinson, P.G
Professional Geologist- California #6058

[SEAL]

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Getty Copper, Inc	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

CERTIFICATION OF AUTHOR

I, Todd Fayram, hereby certify that:

1

I am a United States citizen residing at 1300 West Copper Street, Butte, Montana 59701 USA.

2

I graduated from the Montana College of Mineral Science and Technology (Montana Tech) in 1984 (B. Sc. Mineral Processing Engineering).

3

I am a Qualified Member in metallurgy from the Mining and Metallurgical Society of America. (1300QP).

4

I have experience in my profession since 1984 in the field of mineral processing, metallurgy, project development, and mine operations to include open pit and underground operations and general management in both producing, developing and exploration projects in precious metals, base metals, and industrial minerals. Applicable employment includes Asarco (1980-1984,1987-1988) (Troy, Galena, Mission), Hecla Mining Company (1989-1994) (Yellow Pine, La Choya, Republic), Rea Mining Corp (1994-1996) (Mt. Hamilton), Wharf Resources (1996-1997) (Wharf Mine), Unifield Engineering (1997-2000), Pasminco Inc.(2000-2003) (Gordonsville, Clarksville), Consulting (2003 to Current) including Dynatec Mining Services (2007-2008), Lake Shore Gold Co. (2007-2009), Apex Silver (2008), American Bonanza Gold (2008-2009) and Minefinders Corp (2004-2007).

5

I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6

The Technical Report is titled "Revised National Instrument 43-101 Preliminary Feasibility Study Technical Report of the Getty Copper Project, Kamloops Mining Division, British Columbia, Canada" dated June 9, 2009 as amended December 15, 2009 and I was the principal author and responsible for Sections 16 and 19.3-19.11. I visited the property on June 25, 2008.

7

I have not had prior involvement with the property that is subject of this Technical Report.

8

As of the date of this certificate, to the best of my knowledge, information, and belief, the Technical Report contains all the technical information that is required to be disclosed to make the Technical Report not misleading.

9

I am independent of Getty Copper Inc. applying the tests in Section 1.4 of National Instrument 43-101.

10

I have read NI 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with that Instrument and form.

Prepared in Butte, Montana on June 9, 2009, as amended on May 3, 2010.

/s/ Todd S. Fayram

Todd S. Fayram

Qualified Member, Mining and Metallurgical Society of America (1300QP)

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and Engineering

Getty Copper, Inc	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

24.0	GLOSSARY

24.1	Definitions of Terms

Term	Definition

Assay:	The chemical analysis of mineral samples to determine the metal content.
AQ	A letter name specifying the dimensions of bits, core barrels, and drill rods in the A-size and Q-series wireline diamond drilling system having a core diameter of 27 mm and a hole diameter of 48 mm.
BQ Size:	Letter name specifying the dimensions of bits, core barrels, and drill rods in the B-size and Q-group wireline diamond drilling system having a core diameter of 36.5mm and a hole diameter of 60mm.
Capital Expenditure:	All other expenditures not classified as operating assets.
Comminution	The breaking, crushing, or grinding of coal, ore, or rock.
Composite:	Combining more than one sample result to give an average result over a larger distance.
Concentrate:	A metal-rich product resulting from a mineral enrichment process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore.
Crushing:	Initial process of reducing ore particle size to render it more amenable for further processing.
Cut-off Grade (CoG):	The grade of mineralized rock, which determines as to whether or not it is economic to recover its metal content by further concentration.
Dilution:	Waste, which is unavoidably mined with ore.
Dip:	Angle of inclination of a geological feature/rock from the horizontal.
Fault:	The surface of a fracture along which movement has occurred.
Flow Ore:	A medium to fine grained, basal mafic volcanic rock which is generally located along the footwall of the deposit.
Footwall:	The underlying side of an ore body or slope.
Grade:	The measure of concentration of gold within mineralized rock.
HQ Size:	A letter name specifying the dimensions of bits, core barrels, and drill rods in the H-size and Q-group wireline diamond drilling system having a core diameter of 63 mm (2.5 inches).
Hanging wall:	The overlying side of an ore body or slope.
Level:	Horizontal tunnel the primary purpose is the transportation of personnel and materials.
Lithological:	Geological description pertaining to different rock types.
Mineral/Mining Lease:	A lease area of which mineral rights are held.
Mining Assets:	The Material Properties and Significant Exploration Properties.
NQ Size:	A letter name specifying the dimensions of bits, core barrels, and drill rods in the N-size and Q-group wireline diamond drilling system having a core diameter of 47.6mm and a hole diameter of 75.7mm.
Ongoing Capital:	Capital estimates of a routine nature which is necessary for sustaining operations.
Operating Costs:	Sum of cost of mining, beneficiation, and administration gives the operating cost of the mine.
Ore Reserve:	See Mineral Reserve.
Rock Quality Designation (RQD):	Percentage of rock greater than 11cm (4 inches) measured horizontally between open joints.

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Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Term	Definition

Rock Work Index:	Power required to crush a rock from a given feed size to a give product size.
Sedimentary:	Pertaining to rocks formed by the accumulation of sediments, formed by the erosion of other rocks.
Sill:	A thin, tabular, horizontal to sub-horizontal body of igneous rock formed by the injection of magma into planar zones of weakness.
Specific Gravity:	The weight of a substance compared with the weight of an equal volume of pure water at 4ºC.
Stope:	Underground void created by mining.
Strike:	Direction of line formed by the intersection of strata surfaces with the horizontal plane, always perpendicular to the dip direction.
Sulfide	A sulfur bearing mineral.
Total Expenditure:	All expenditures including those of an operating and capital nature.
Variogram:	A statistical representation of the characteristics (usually grade)

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and Engineering

Getty Copper, Inc	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

24.2	Abbreviations

The metric system has been used throughout this report unless otherwise stated. All currency and market prices are reported in CD$. Tonnes are metric of 1,000kg or 2,205 lbs. The following abbreviations are used in this report.

Term	Definition
AA	Atomic Absorption

ABA	Acid Base Analysis

ADR	Adsorption-Desorption-Recovery

Ag	Silver

amsl	Above mean sea level

ANFO	Ammonium Nitrate Fuel Oil (explosive)

Au	Gold

ºC	Degrees Centigrade

CD$	Canadian dollar

CEAA	Canadian Environmental Assessment Act

cfm	Cubic feet per minute

CIL	Carbon-in-leach

CIP	Carbon-in-pulp

cm	Centimeter

m3	Cubic Meter

CoG	Cut-off-Grade

Cu	Copper

º	Degree (degrees)

dia.	Diameter

EA	Environmental Assessment

EIA	Environmental Impact Assessment

EPA	Environmental Protection Act

FI	Felsic Intrusive

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Getty Copper, Inc	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Abbreviations
(continued)

Term	Definition
FOB	Freight On Board

ft	Foot (feet)

ft2	Square Foot (feet)

g	Gram

gal	Gallon

g/hr	Grams per hour

g/L	Grams per Liter

g/yr	Grams per year

g/t	Grams per Tonne

G&A	General and Administration

ha	Hectares

Hg	Mercury

hp	Horse Power

hr	Hour

IP	Induced Polarization

IRR	Internal Rate of Return

ISR	Inductive Source Resistivity

k	Thousand

Kg	Kilogram

km	Thousand Meters

koz	Thousand Troy Ounces

kt	Thousand Tonnes

kt/yr	Thousand Tonnes per Year

lb	Pound

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Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Abbreviations
(continued)

Term	Definition
LHD	Load Haul Dump

LME	London Metals Exchange

LoM	Life-of-Mine

m	Meter

MCC	Motor Control Center

min	Minute

¼	Micrometer

mm	Millimeter

MNDM	Ministry of Northern Development and Mines

MNR	Ministry of Natural Resources

Mo	Molybdenum

MOE	Ministry of the Environment

MOL	Ministry of Labor

MOU	Memorandum of Understanding

Moz	Million troy ounces

Mt	Million Tonnes

MV	Mafic Volcanic

NaOH	Sodium hydroxide

NaCN	Sodium cyanide

NGO	Non-government Organizations

NPV	Net Present Value

NSR	Net Smelter Return Royalty

O&M	Operating & Maintenance

oz	Ounce

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and Engineering

Getty Copper, Inc	Preliminary Feasibility Study
Technical Report of the Getty Copper Project
June 9, 2009 as amended May 3, 2010

Abbreviations
(continued)

Term	Definition
Pa	Pascal

Pb	Lead

ppm	Parts per Million

psi	Pounds per square inch

PSR	Production Stope Ramp

%	Percent

QA/QC	Quality Assurance/Quality Control

RoM	Run-of-Mine

SAD	Stope Access Drifts

SDW	Safe Drinking Water

t	Tonne (metric ton) (2,204.6 pounds)

t/day	Tonnes per day

t/hr	Tonnes per hour

t/yr	Tonnes per year

VAT	Value Added Tax

yr	Year

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and Engineering